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Follow-Up Materials



82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dexia Belgium

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

FILE NO. 82- 4606 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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DATE : 5/29/03

ANNUAL REPORT
ACCOUNTS AND REPORTS
2002

the bank for sustainable development

DEXIA

Accounts and Reports 2002

Contents

Management report

Consolidated financial statements

Financial statements

Additional information

The Annual Report 2002 and the Annual Report 2002 Accounts and Reports together represent the annual report of the Dexia holding.
The 2002 Annual Report Accounts and Reports contains the annual financial statements and the management report of the holding company.
At March 24, 2003, the Banking and Finance Commission authorized Dexia to use this annual report as a reference document for any public appeal for funds until the publication of the next annual report, within the context of chapter II of Royal Decree no. 185 of July 9, 1935, through the separate information procedure.
Within the context of this procedure, the annual report is to be accompanied by an operation note in order to make up a prospectus in the meaning of article 29 of Royal Decree no. 185 of July 9, 1935.
This prospectus shall be submitted to the approval of the Banking and Finance Commission in compliance with article 29 ter, §1, of Royal Decree no. 185 of July 9, 1935.

Management report

1

Business review

(a) Dexia Group profile in 2002

1. A major player in the European financial sector

Dexia was created through the 1996 alliance of Europe's two largest local public finance companies: Crédit local de France and Crédit Communal de Belgique. Together with Banque Internationale à Luxembourg (BIL), the two institutions joined forces in 1999 to become Dexia, in one of the first cross-border mergers in European banking. An early believer in the European Monetary Union, the Group is now one of the fifteen largest financial institutions listed on the stock market in the euro zone.

2. World leader in financial services to the local public sector

Since it was created in 1996, Dexia has ranked first, through Dexia Crédit Local, in the local public finance market in Europe. The Group's acquisition in 2000 of Financial Security Assurance (FSA) in the United States, where this subsidiary is a major player in the municipal bond insurance market, made the Group the world leader in this sector. This business, which defines the Group's identity, makes the largest contribution to Dexia's results.

3. Retail Financial Services

The Group's historical preeminence in the local public sector in Belgium was bolstered by its extensive network of retail branches. This strong commercial presence was expanded in 2001 through the acquisition of the Artesia BC group and, in particular, of the retail network of BACOB Bank. As a result of this merger, Dexia Bank is now one of the three largest banks in Belgium, offering its clientele of individuals, self-employed professionals and small and medium-sized businesses a full range of retail banking and insurance services.

4. Investment Management Services

Since its creation, relying on the know-how and client base of Dexia BIL in Luxembourg, the Group has developed specialized expertise in Investment Management Services, i.e. private banking, investment fund administration and asset management, including a range of ethical funds distributed throughout Europe.

5. Capital Markets and Treasury Activities

To support its three strategic business lines and in light of the amount of its bond issues, the majority of which are rated AAA, Dexia is also a recognized player in international capital markets and treasury activities, thereby assuring the Group and its clients of the best possible access to funding.

6. Group values

The nature of these activities, their respective contribution to corporate results and the values the Group promotes define Dexia's distinguishing characteristics in the world of finance. Its client categories and the types of transactions it executes assure the Group of a low risk profile, illustrate its commitment to the long term, confirm its role as a socially responsible enterprise, and support its commitment to sustainable development. In addition, for its shareholders, Dexia has constantly targeted and attained a high and regular level of profitability and generated corresponding dividends.

7. Sound financial base

Dexia is one of the most highly rated financial institutions in the world. The Group's main entities are rated AA or AAA.

(b) Group activities in 2002

1. Merger of Dexia Bank and Artesia Banking Corporation; integration of activities and structures

After the acquisition in 2001 of the large Belgian bancassurance group Artesia Banking Corporation, which was mainly comprised of three companies that operated in the Belgian financial services market (Artesia Bank was active in asset management and financial engineering, BACOB Bank in retail banking and DVV Insurance), Dexia Bank, BACOB Bank and Artesia Banking Corporation merged on April 1, 2002. The entity created by the merger took the name "Dexia Bank Belgium", and is called "Dexia Bank".

In 2002, the process of integrating the three entities continued at a sustained pace.

- *February*: the asset management companies Cordius Asset Management and Dexiam merged to form Dexia Asset Management.
- *March:* a framework agreement was signed to establish guidelines and a basis for labor negotiations on the integration of Dexia Bank and Artesia BC.
- *April:* merger of Dexia Bank, BACOB Bank and Artesia Banking Corporation.
- *May:* Dexia Bank acquired the shares held by VDK Spaarbank and Volksvermogen in the capital of DVV Insurance. The bank increased its equity interest in DVV Insurance to 99.39%.
- *May:* a major labor agreement was signed on the organization of Dexia Bank's network of salaried banking branches and on employment assistance linked to network restructuring.
- *July:* a significant step forward in the integration of Artesia BC and Dexia Bank with the signing of four major labor agreements concerning geographic mobility, job mobility, employment guarantees and a social plan.
- *September:* insurance activities, which include Dexia Insurance and DVV Insurance were put under a unified management board.

2. Business review

- Dexia Global Structured Finance was launched in the United States in January 2002. This subsidiary of Dexia Crédit Local specializes in structured financing advisory and arrangements.
- In January 2002, Dexia Fund Services (DFS) opened an office in Switzerland. DFS Switzerland offers a full range of fund administration services, including accounting, custodian and investor services. DFS Belgium was created in June 2002 and offers administrative services for mutual fund marketers and insurance companies. Belgium is the ninth largest market covered by Dexia Fund Services, after France, Luxembourg, Spain, the Cayman Islands, Ireland, Italy, Singapore and Switzerland.
- In February 2002, Dexia BIL was awarded Type II SAS 70 certification for its fund administration activities. Statement on Auditing Standards No. 70 is an American benchmark used to measure a

supplier's quality control environment with reference to the objectives set, aiming at a global quality of services.

- In June 2002, Dexia BIL joined forces in Hong Kong with The Bank of NT Butterfield & Son, in which it acquired a majority interest, to strengthen the bank's position in the market for the administration of pension funds and mutual funds in Hong Kong.
- Also in June, Dexia BIL and Banco Popular Español combined their expertise in asset management to create a private bank in Spain. Iberagentes Popular Banca Privada, a wholly owned subsidiary of the Fortior Holding group, will market its products to high net worth individuals in Spain.
- Dexia BIL restructured its financial engineering activities and created Experta Corporate and Trust Services SA in Luxembourg (Experta Luxembourg). A wholly owned subsidiary of Dexia BIL, this entity provides asset management, financial advisory, brokerage, transfer agent and fiduciary services for companies.
- In February 2003, Dexia announced that a simplification of its legal organization chart would occur during 2003. Dexia SA in fact intends to shorten its links to its majority holding in Dexia BIL by taking from its subsidiaries (inter alia Dexia Bank Belgium) their holdings in Dexia BIL. This operation will have a retroactive accounting effect as of January 1, 2003 and will be carried out within the consolidation scope of the Dexia Group; the operation will not therefore have any influence on the solvency or the result of the Group.

3. Dexia, the bank for sustainable development

In 2002, Dexia adopted a new institutional motto, "Dexia, the bank for sustainable development". Dexia is committed to combine the imperatives of environmental protection, social responsibility and economic growth, whether it is a question of encouraging the balanced development of territories, preserving living standards in the community and for its employees over the long term, or reconciling ethical investment and financial profitability in the management of financial assets. This commitment is given concrete form in the publication of a *sustainable development report* in which the group presents the initiatives it took in 2002.

4. Promoting the employee savings plan throughout the Group

The objectives of the employee shareholding plan launched by the Group in 2000 were to reinforce the sense of belonging to a socially unified group, involve employees in the company's strategy and growth and facilitate the creation of an employee savings plan under favorable conditions.

After the success of the first operation and on the recommendation of the Management Board, the Board of Directors initiated a new plan in 2002. The third capital increase reserved to staff members was again a success. Almost six employees out of ten subscribed Dexia shares, for a total of approximately EUR 130 million. Employees now hold 3.5% of the Group's capital.

5. Dexia in the Netherlands

- As a result of the depressed market environment and of recent problems linked to equity leasing activities in the Netherlands, Dexia decided in October 2002 to divide Dexia Bank Nederland into two entities. One will focus on retail operations and will operate under the name Dexia Bank Nederland, and the other will be specialized in asset management, equity advisory and brokerage, and will use the former brand name Kempen & Co. This division of Dexia Bank Nederland into two business units should be effected during the second quarter 2003.
- In December 2002, Dexia Bank Nederland sold the online brokerage firm Alex to Rabobank Groep. The definitive transfer of the two brands Alex and VEB-Bottomline (composing the business unit 'Alex') to Rabobank is scheduled for the end of March 2003. Business will continue to be conducted under the same name.

6. Direct equity interests of Dexia SA as of December 31, 2002

The five direct equity interests of Dexia SA as of December 31, 2002, were as follows:

- 100% in Dexia Bank (Belgium);
- 100% in Dexia Crédit Local (France);
- 28.4% in Dexia Banque Internationale à Luxembourg (Luxembourg);
- 10% in Dexia Holding Inc., the parent company of Financial Security Assurance (United States);
- 8.4% in Dexia Bank Nederland (the Netherlands).

2 Results

Changes in scope and methods

Changes in the scope of consolidation

The main changes in 2002 concerned Zebank, MWB, Cortal and Artesia Bank Luxembourg, which left the scope in 2002 and The Bank of NT Butterfield & Son in Hong Kong which joined the Group in the second half of 2002. Besides, Dexia increased its participation in Dexia Crediop (from 60% to 70%), in DVV Insurance (from 82% to 99%) and in Fortior (from 25% by proportional method, to 40% by equity method).

The special purpose vehicles (SPV) of Dexia Bank Nederland (or ex-Labouchere) have been fully consolidated since the 3rd quarter of 2002. This consolidation has no impact on total revenue line (only movements between the different components of the revenues).

Those changes, as well as the entry of Kempen & Co and Ely Fund Managers into the scope in the second half of 2001, were taken into account to establish pro forma financial statements for 2001 and the first three quarters of 2002, so as to enable comparisons. The difference between reported and pro forma net income in 2001 amounts to EUR 8 million.

Changes in booking methods

Some changes in the booking methods have involved the restatement of the financial statements for previous years.

- The general reserve set up by FSA for credit risks is now included in the cost of risk whilst it was previously deducted from the revenues under the "insurance" caption.
- Following the harmonization of accounting methods at Dexia Bank,
  - all charges linked to the renting activities are now included in the revenue line (negative "other income and expenses");
  - paid commissions on some reinsurance cessions and retrocessions are now booked in the revenue line (negative "technical and financial margin of insurance activities");

- all revenues of forward transactions on fixed-income securities are now booked in the "income from financial transactions" (previously some of them were booked in "interest margin")[1].

Reallocations within segments (see also table 5.11 on page 98)

Following the reorganization of DVV Insurance, the previous segmentation within this subsidiary was revisited and slightly adapted. Besides, the merger of Banque Vernes Artesia with Dexia Banque Privée France has led to reallocating certain activities to other segments.

This resulted, for 2002, in a decrease in Central Assets net income of EUR -11.9 million, and an increase of net income of Retail Financial Services (EUR +8.3 million), Capital Markets and Treasury Activities (EUR +3.2 million), Public/Project Finance (EUR +0.3 million), and Investment Management Services (EUR +0.1 million).

Changes in analytical treatment of savings accounts

- Until the 1st quarter of 2002, savings accounts at Dexia Bank were treated as two-year duration resources, for the purposes of asset and liability management. Later on, the ALM policy was modified, in order to take into account the effective economic duration of these deposits (4 years). The excess spread generated by this new policy was accounted for as "ALM revenue". Analytical convention is to share ALM revenue between Retail Financial Services (60%) and Public/Project Finance (40%).
- By increasing the transfer price from a 2-year duration reference to a 4-year duration reference, such ALM revenue is now reduced, and the commercial margin on savings book deposits, which accrues entirely to Retail Financial Services, is on the contrary increased.
- Consequences of the new ALM policy are applied as from January 1, 2002.

All segment accounts, annual and quarterly, have been restated to reflect all above reallocations and changes in analytical conventions.

Analysis of the consolidated statement of income

Net income

Against the background of a very bad environment for the financial industry, Dexia's 2002 net income amounted to EUR 1,299 million, down -8.9% compared to the net income reported in 2001, i.e. EUR 1,426 million. Adjusting for the changes in scope of consolidation[2], the net income was down -9.4%. Against the pro forma 2001 and excluding exceptional and nonrecurring items[3], net income was down -7,8% compared to the previous year.

The analysis of the net income, against pro forma 2001 results follows (comments relate to table A on page 7 concerning reported statement of income, and table B on page 8 for the analysis of underlying trends).

Revenues

Total annual revenues amounted to EUR 5,165 million against EUR 5,638 million in 2001, down -8.4% or EUR -473 million. This evolution stems from the general context of the banking industry in 2002 which will be commented later when analyzing the different types of revenues and the individual business lines. However, at first glance, three major and particular facts stand out to explain more than 60% of this negative variance:

- The contribution of net exceptional and nonrecurring revenues was lower in 2002 by EUR -142 million. Noteworthy exceptional items are discussed at the end of this analysis[3].
- The underlying revenues of Dexia Bank Nederland were down by EUR -119 million, due to the environment of this subsidiary.
- The slump of the equity market has led to impairing the portfolios held by the Group with a net incidence on the yearly revenues of EUR -25 million.

The analysis by nature of revenues shows the following:

- **Net interest and related income** amounted to EUR 3,421 million, a decrease of -4.1% or EUR -148 million in total. On an underlying basis, the decrease was -4.2% or EUR -143 million, stemming largely from the lower underlying earnings of Capital Markets and Treasury Activities (EUR -129 million variance).
- **Net commissions and other income** amounted to EUR 1,015 million, down -25.4% or EUR -346 million in total. On an underlying basis the decrease was -16.1% or EUR -208 million. This occurred largely because of the downturn in the capital markets and its influence on customers' appetite for products that generate commissions for the bank. This reduction of the underlying commissions and other income was observed essentially in Retail Financial Services (EUR -48 million), Investment Management Services (EUR -135 million), and in Central Assets (EUR -28 million).
- ***Technical and financial margin of insurance activities*** amounted to EUR 728 million (+2.7%). This increase reflects in particular the good performance of FSA despite the difficult environment.

Costs

During the whole year 2002, **general operating expense** amounted to EUR 3,045 million, down -9.1% or EUR -305 million. Excluding exceptional items of the two periods compared, underlying costs went down -4.3%, and amounted to EUR 3,105 million. The analysis of underlying costs by type shows the following:

- **Staff costs** amounted to EUR 1,518 million in 2002, down -0.7% compared to the previous year.
- ***Network commissions***, *representing the commissions paid by* the Group to its networks of independent agents and business introducers, amounted to EUR 319 million, down -7.0%.
- **Other operating expense** amounted to EUR 906 million, down -9.4%.
- **Depreciation and amortization** amounted to EUR 305 million, down -6.3%.
- **Deferred acquisition costs**, corresponding essentially to the business of FSA, increased to EUR 57 million (+23.9%).

The reduction in underlying costs corresponds to one of the key strategic objectives set by Dexia at the end of 2001. The target, which was to not exceed the underlying cost base in 2002, was not only attained but also exceeded by EUR 139 million (-4.3% of the underlying cost base). The effort was carried out in all business lines with very good results everywhere: Retail Financial Services reduced

1 Restatement of the financial statements for the 2002 quarters only.
2 See the details of changes on page 5.
3 See detailed list of exceptional and nonrecurring items on pages 9-10.

their underlying costs by EUR -57 million; Investment Management Services did the same (EUR -51 million); Capital Markets and Treasury Activities contributed EUR -13 million to the overall decrease; Central Assets contributed EUR -21 million. Only Public Finance increased its underlying costs by EUR +4 million (+0.6%), but this relates to a very good performance of the underlying revenues compared to the previous year (+4.8%).

Gross operating income

The **gross operating income** before allowances amounts to EUR 2,120 million in 2002, down -7.3% from what it was in 2001. On the basis of underlying revenues and costs, it is down -9.0%.

Cost of risk

In 2002, the total **cost of risk** amounted to EUR 722 million for the whole Group. This annual charge includes exceptional provisions made at Dexia Bank Nederland in view of the specific situation of the share leasing activity. Without the EUR 448 million exceptional provision discussed hereafter, the cost of risk amounted to EUR 274 million, i.e. EUR 10 million higher than in 2001. The charge in 2002 includes:

- EUR 69 million at FSA, by way of net additions to reserves (general and case), against EUR 14 million one year earlier;
- EUR 205 million for the banking activities of Dexia, against EUR 249 million one year earlier.

Cost of risk ratios *(annual charge as a percentage of total outstanding commitments)* stand as follows:

- 31 basis points for the banking activities (including Dexia Bank Nederland special provision) in 2002;
- 10 basis points for the banking activities (excluding Dexia Bank Nederland special provision) in 2002, as compared to 12 basis points in 2001;
- 2.5 basis points for FSA in 2002, against 0.6 basis points in 2001.

When compared to the standards of the financial industry, the above mentioned data reflect the low risk profile of Dexia and FSA activities, despite the deterioration of the economic cycle and credit quality in the USA in 2002, notwithstanding the exceptional effort made to cover, as broadly as possible, potential credit risks at Dexia Bank Nederland.

Other items

Net gains and recoveries on long-term investments totaled EUR -36 million in 2002 compared with EUR +13 million in 2001. This EUR -49 million decrease stems from the sale of holdings, or unwinding of business ventures, generally classified as exceptional or nonrecurring (see pages 9-10).

A write-back to the **general banking risks reserve** has taken place in 2002, in the amount of EUR 82 million, compared to EUR 38 million in 2001. This relates to special events incurred in 2001 (particularly relating to the integration of Artesia BC), as well as in 2002 (Dexia Bank Nederland).

Amortization of goodwill on fully-consolidated subsidiaries amounted to EUR 57 million in 2002, compared to EUR 60 million in 2001.

Corporate income tax, comprising both current and deferred taxes sharply decreased from EUR 522 million in 2001 to EUR 57 million in 2002. This is largely due to the treatment of the Dexia Bank Nederland provision, as well as the impairment of Dexia Bank Nederland shares included in the social financial statements, which imply a tax credit. Without these exceptional items totaling EUR 364 million, underlying taxes amounted to EUR -421 million in 2002, down EUR -70 million or -14.2% compared to the underlying tax charge of 2001.

Table A: statement of income[1]

in millions of EUR	2002	2001	Evolution 2002/2001
Revenues	5,165	5,638	-8.4%
- net interest and related income	3,421	3,569	-4.1%
- net commissions and other income	1,015	1,361	-25.4%
- technical and financial margin of insurance activities	728	709	+2.7%
Costs	(3,045)	(3,350)	-9.1%
Gross operating income	2,120	2,288	-7.3%
Cost of risk	(722)	(293)	+146.0%
Operating income	1,398	1,994	-29.9%
Net gains & recoveries on long-term investments	(36)	13	n.s.
Allocation to GBRR	82	38	+114.9%
Amortization of goodwill	(57)	(60)	-4.7%.
Corporate income tax	(57)	(522)	n.s.
Income from equity-accounted companies	56	48	+15.0%.
Net income before minority interests	1,385	1,512	-8.4%
Minority interests	86	78	+9.8%
Net income	1,299	1,434	-9.4%

[1] Pro forma for full year 2001.

Table B: underlying statement of income [1]

in millions of EUR	2002	2001	Evolution 2002/2001
Revenues as reported	5,165	5,638	-8.4%
Exceptional and nonrecurring items	101	243	-58.4%
Underlying revenues	5,064	5,396	-6.2%
of which			
- net interest and related income	3,248	3,391	-4.2%
- net commissions and other income	1,088	1,296	-16.1%
- technical and financial margin of insurance activities	728	709	+2.7%
Costs as reported	(3,045)	(3,350)	-9.1%
Exceptional and nonrecurring items	60	(107)	n.s.
Underlying costs	(3,105)	(3,244)	-4.3%
Gross operating income as reported	2,120	2,288	-7.3%
Exceptional and nonrecurring items	161	136	+18.6%
Underlying gross operating income	1,959	2,152	-9.0%
Cost of risk as reported	(722)	(293)	+146.0%
Exceptional and nonrecurring items	(448)	(30)	n.s.
Underlying cost of risk	(274)	(263)	+3.9%
Net income as reported	1,299	1,434	-9.4%
Exceptional and nonrecurring items	113	147	-23.2%
Underlying net income	1,187	1,287	-7.8%

[1] Pro forma for full year 2001.

Net income from companies accounted for by the equity method, net of goodwill amortization, amounted to EUR 56 million, up EUR +8 million.

Minority interests came to EUR 86 million in 2002 against EUR 78 million in 2001.

Focus on noteworthy exceptional items

The incidence of exceptional items on the net income amounts to EUR 113 million in 2002, down -23.1% compared to 2001. The detail of such items is listed on the next page. Concerning 2002, other than the gains on financial and property assets, the noteworthy items concerned Dexia Bank Nederland. Exceptional provisions for credit risks relating to the share leasing portfolio amounted to EUR -448 million (of which EUR -25 million are specific, and EUR -423 million are general). Besides, EUR -22 million were incurred as restructuring costs. The tax impact of such charges was EUR +164 million. Besides, the shares of Dexia Bank Nederland in the books of its shareholders* have been impaired, in the amount of EUR -1,035 million to take into account the situation of the subsidiary. The impairment had no incidence on the consolidated net income, as goodwill was already fully amortized. Its fiscal impact was EUR +215 million. Finally, general banking risks reserve was utilized in the amount of EUR 82 million in 2002, as compared to EUR 38 million in 2001.

Financial performance

Return on equity (ROE), representing the ratio between net income for the period and average shareholders' equity (excluding the general banking risks reserve and after income appropriation), stood at 16.1% in 2002, against 18.7% in 2001[1/2].

Earnings per share (EPS) stood at EUR 1.13 per share, against EUR 1.25 in 2001, a reduction of -10.0%.

* Dexia BIL, Dexia Bank and Dexia.

[1] If the goodwill relating to the public exchange offer on Dexia BIL shares (in 1999), on the acquisition of FSA and Labouchere (in 2000) and Artesia BC, Kempen & Co and Groupe Financière Opale (in 2001) were recorded in the assets in the balance sheet and written off over 20 years, the ROE would amount to 2.7% in 2002.

[2] Detail of ROE calculation (in millions of EUR):

	ROE as reported	ROE adjusted
Net income	1,299	1,299
Write-off costs charged to reserves		- 957
Net income (adjusted)	1,299	342
Shareholders' equity (adjusted)	8,093	12,850
ROE	16.1%	2.7%

Main items reported as exceptional or nonrecurring in 2001 and 2002

Net interest and related income

In Q1 2001: gains on OLOs[1] (EUR +65.0 million); impairment of CLN portfolio[2] (EUR -38.8 million); gains on convertible bonds (EUR +36.1 million).

In Q2 2001: gains on OLOs (EUR +23.0 million); write-back of provisions on CLN portfolio (EUR +28.2 million); gains on Dexia convertible bonds (EUR +9.8 million); capital gains on non-strategic assets (EUR +28.7 million).

In Q3 2001: unwinding of the Dexia Crediop / San Paolo IMI distribution agreement (EUR -10.0 million); impact of the harmonization of early repayment fees on mortgage loans (EUR +14.9 million); net interest on CLN Portfolio (EUR +0.4 million).

In Q4 2001: gains on OLOs (EUR +23.6 million); write-back impact of the harmonization in mortgage loans taken Q3 2001 (EUR -14.9 million); gains on Dexia convertible bonds (EUR +32 million); impairment on CLN portfolio (EUR -18.3 million); change of booking method in capital markets (EUR -25.4 million); write-back provision for rate risk (EUR +20.5 million).

In Q1 2002: gains on OLOs (EUR +44.4 million); net interest on CLN portfolio (EUR +1.3 million); interests on arrears on a loan in Italy (EUR +13.6 million); early redemption of bonds redeemable in shares at Dexia Crediop (EUR +12.4 million).

In Q2 2002: gains on OLOs (EUR +49.1 million); net interest on CLN portfolio (EUR +3.4 million); capital gain on the sale of participation in Clearstream (EUR +74.9 million); capital gains on the sale of non-strategic assets (EUR +12.3 million).

In Q3 2002: gains on OLOs (EUR +41.3 million); net interest and provisions on CLN portfolio (EUR -5.4 million); capital losses on sale of non-strategic assets (EUR -9.5 million).

In Q4 2002: gains on OLOs (EUR +2.6 million); net interest and provisions on CLN portfolio (EUR -25.6 million); capital losses on sale of non-strategic assets (EUR -38.0 million).

Net commissions and other

In Q1 2001: write-back of a provision on Direct Bank project (EUR +10 million); reversal of exceptional accounting treatment in 2000 of Labouchere's deferred acquisition costs (EUR +39.8 million).

In Q2 2001: insurance of CLN portfolio (EUR -18.9 million); write-back of a provision for litigation ECC (EUR +15.0 million).

In Q3 2001: insurance of CLN portfolio (EUR -1.7 million).

In Q4 2001: write-back insurance of CLN portfolio (EUR +11.0 million); VAT recovery (EUR +5.0 million).

In Q1 2002: insurance of CLN portfolio (EUR -12.3 million).

In Q2 2002: insurance of CLN portfolio (EUR -11.6 million); payment to the Belgian Banks' fund for Jewish community (EUR -3.9 million); provision for compensation for Dexia Bank Nederland (EUR -10.5 million).

In Q3 2002: insurance of CLN Portfolio (EUR -34.5 million); write-back of a provision for compensation for Dexia Bank Nederland (EUR +4.9 million).

In Q4 2002: insurance of CLN portfolio (EUR -4.3 million).

Costs

In Q1 2001: write-back of provision for shift to euro (EUR +2.0 million).

In Q2 2001: write-back of provision for shift to euro (EUR +2.4 million).

In Q3 2001: additional integration costs Artesia BC (EUR -10.0 million).

In Q4 2001: provision for future integration costs Artesia BC (EUR -119.5 million); commission to the network for shift to euro (EUR -1.4 million); write-back provision for litigation on VAT (EUR +39.8 million); restructuring costs Dexiam, Dexia BIL London and Dexia Crediop (EUR -7.3 million); provision for shift IAS (EUR -2.3 million); legal costs CLN portfolio (EUR -2.1 million).

[1] OLOs are Belgian Government bonds.

[2] CLN portfolio on which a fraud was uncovered early in 2001.

In Q1 2002: commission to the network for shift to euro (EUR -1.4 million).

In Q2 2002: restructuring costs Dexia Bank Nederland (EUR -22.9 million); write-back of a provision for integration costs Artesia BC (EUR +4.7 million); provision for restructuring costs for DVV Insurance (EUR -2.0 million).

In Q3 2002: provision for restructuring costs Dexia Bank Nederland (EUR -30 million); provision for restructuring costs for DVV Insurance (EUR -5.3 million).

In Q4 2002: partial write-back of the provision for restructuring costs of Dexia Bank Nederland (EUR +11.8 million); write-back of a provision for integration costs Artesia BC (EUR +5.0 million); capital gains on real estate (EUR +124.8 million); allocation to pension fund Artesia BC (EUR -24.4 million).

Write-downs and net gains on long-term investments

In Q1 2001: capital gain on Banco de Crédito Local (EUR +49.0 million); capital gain on Fortior (EUR +3.6 million).

In Q3 2001: gain on Sabadell (EUR +7.0 million); write-back rate provision (EUR +27.0 million).

In Q4 2001: sale of MWB (EUR -37.6 million); sale of holding in Zebank (EUR -5.7 million); cancellation part of the write-back rate provision (EUR -20.6 million); write-back provision on options (EUR +8.0 million); specific and general provision for Dexia Bank Nederland (EUR -30.1 million).

In Q1 2002: capital gains on long-term investments (EUR +17.8 million); provision Dexia Bank Nederland (EUR -4.0 million).

In Q2 2002: capital losses on long-term investments (EUR -3.2 million); value adjustment on I-Broker (EUR -6.4 million); provision Dexia Bank Nederland (EUR -32.0 million).

In Q3 2002: special provision for Dexia Bank Nederland (EUR -401.1 million); impairment on long-term investments (EUR -49 million); capital gains on long-term investments (EUR +7.9 million).

In Q4 2002: special provision for Dexia Bank Nederland (EUR -11.2 million); capital losses on long-term investments (EUR -4.9 million).

Taxes

All the items above are before tax. The amount of corresponding taxes, at appropriate rates, is treated as an exceptional item in the total amount of taxation.

Analysis of the consolidated balance sheet

Total consolidated balance sheet footings as of December 31, 2002 amounted to EUR 351.0 billion. Compared to December 31, 2001, the amount of the total assets is stable (i.e. -0.1%) as 2002 did not include major changes in the scope.

The balance sheet is shown in the bancassurance scheme.

Debts

Customer deposits and debt securities (savings bonds, certificates and bonds) amounted to EUR 231.8 billion in 2002, up +3.1% since the end of 2001. Their relative share in the total of the balance sheet is stable (66.1% against 64.0% at the end of 2001).

Customer deposits stood at EUR 85.3 billion at the end of 2002, an increase of +1.6% essentially due to the savings accounts. Debt securities increased to EUR 146.5 billion (+4.0%).

Customer loans

Customer loans were stable and stood at EUR 157.8 billion as of December 31, 2002.

Securities

The total amount of investments in government securities, bonds and other fixed-income securities as well as variable-income securities amounted to EUR 121.9 billion, up +4.4% mainly coming from the insurance activity.

Equity

Shareholders' equity in the Dexia Group (capital, additional paid-in capital, reserves, profit for the year before allocation, goodwill deducted and GBRR not included) amounted to EUR 9,090 million as of December 31, 2002 against EUR 8,337 million at the end of 2000, i.e. a growth of +9.0%.

Consolidated balance sheet (before income appropriation)[1]

in millions of EUR	2000	2001	2002	Evolution 2002/2001
Total assets	257,847	351,380	350,924	-0.1%
Liabilities and shareholders' equity				
Shareholders' equity	6,537	8,337	9,090	+9.0%
Minority interests	610	768	714	-7.0%
GBRR	1,533	1,925	1,842	-4.3%
Subordinated debt	3,332	6,243	5,583	-10.6%
Interbank loans and deposits	37,142	77,079	68,176	-11.6%
Customer deposits	52,356	84,007	85,322	+1.6%
Debt securities	134,446	140,861	146,505	+4.0%
Assets				
Government securities	6,000	7,642	10,886	+42.4%
Interbank loans and advances	24,560	39,018	29,841	-23.5%
Customer loans	134,370	156,404	157,773	+0.9%
Bonds and other fixed-income securities	66,872	110,369	117,009	+6.0%
Equities and other variable-income securities	3,812	6,411	4,906	-23.5%
Long-term investments	979	1,434	1,883	+31.3%

[1] Restated for 2000 and 2001.



3

Acquisition of own shares

(a) Trading transactions

Over the financial year 2002, in their capacity as professional traders, the following entities in the Dexia Group acquired and sold the following own shares:

- Dexia Securities Belgium acquired 7,781,033 Dexia shares and sold 5,254,788 Dexia shares.
- Dexia Bank Nederland acquired 938,480 Dexia shares and sold 767,336 Dexia shares.

(b) Other transactions (information required under Article 624 of the Company Code)

1. Reason for the acquisitions:

The acquisitions of own shares by the company over the financial year 2002 arose essentially from a financial and asset management policy consisting of the optimization of the company's equity.

These shares were acquired with a view to their cancellation, which will be proposed at the next Extraordinary General Meeting (on May 14, 2003). As a consequence, they are valued at their acquisition price by application of the valuation principle retained by the Boards of Directors subject to the approval, by the Ordinary General Meeting, of the accounts drawn up on the basis of that valuation principle.

2. Number and accounting par of the shares acquired or transferred during the financial year 2002 and the fraction of subscribed capital which it represented as of December 31, 2002:

The number of own shares acquired by the company in 2002 was 10,688,215.

- The accounting par of those shares was EUR 4.015 per share.
- The fraction of subscribed capital which it represented as at 31/12/2002 was 0.92%.

3. Countervalue of the shares acquired or transferred during the financial year 2002:

The shares acquired during the financial year were acquired at an average price of EUR 14.765 per share.

4. Number and accounting par of all the own shares acquired or held in the portfolio as of December 31, 2002 and the fraction of subscribed capital which they represent.

The total number of shares held directly by the company as of December 31, 2002 was 11,188,215.

To this number should be added the shares still held by direct subsidiaries within the meaning of Article 627 of the Company Code (namely Dexia Bank Belgium and Dexia Crédit Local):

- Dexia Bank Belgium: 5,564,240
- Dexia Crédit Local: 1,357,070
- Total: 18,109,525 own shares as of December 31, 2002

The accounting par of those shares was also EUR 4.015 per share.

The fraction of capital which those own shares represented as of December 31, 2002 was 1.53%.

Corporate governance

Since its creation in 1996, Dexia is committed to implementing the best practices of corporate governance by modifying the corporation's organization, rules and policies to take into account the numerous ongoing developments in this area. Dexia intends to be at the cutting edge of international corporate governance, thereby guaranteeing investors top-quality supervision of its activities and complete transparency in reporting. Specifically, in 2003, Dexia plans to adapt its policies to the new Belgian "Corporate Governance" Act dated August 2, 2002, certain provisions of which already apply in 2003 (notably relating to "management boards").

The criteria of independence for Dexia's directors have also been amended to take account of latest developments in this area both in Belgium and France.

1 Board of Directors

1.1. Members of the Board of Directors (as of January 1, 2003)[1]

As of January 1, 2003, the Board of Directors was composed of twenty members, of whom twelve, more than a half, are independent. The Board of Directors reflects the European presence of the Group with six nationalities represented. There are also the same number of French and Belgian directors, consistent with Dexia's Franco-Belgian legal identity, both nationalities accounting for at least one third of the Board.

Name, age, nationality, committees, shareholding in Dexia	Beginning and end of mandate	Primary function	Other functions	Biography
François Narmon 68 years old Belgian *Member of the Strategy Committee, the Compensation Committee and the Appointments Committee* Holds 7,000 Dexia shares	2002-2006	*Chairman of the Board of Directors,* Dexia	*Chairman of the Board of Directors:* - Dexia BIL - DVV Insurance *Chairman:* - Belgian Olympic and Interfederal Committee *Vice-chairman:* - Société Monégasque de Banque Privée *Member:* - International Olympic Committee	Ingénieur commercial (degree similar to MBA). Joined Crédit Communal in 1957. Chairman of the Management Board of Crédit Communal (then of Dexia) from 1979 to 1999. Co-Chairman of the Dexia Group from 1996 to 1999 Chairman of the Board of Directors of Dexia since 1999.
Pierre Richard 61 years old French *Member of the Strategy Committee and the Appointments Committee* Holds 29,000 Dexia shares	2002-2006	*Group Chief Executive Officer and Chairman of the Management Board,* Dexia	*Director:* - Crédit du Nord - Le Monde - Air France - European Investment Bank - Generali France Holding - Financial Security Assurance (USA)	Graduate of École Polytechnique and École nationale des Ponts et Chaussées. General Director for Local Governments, French Ministry of the Interior from 1978 to 1982. Deputy Managing Director of the Caisse des dépôts et consignations in 1983. Chairman of Crédit Local de France from 1987 to 1996. Co-Chairman of the Dexia Group from 1996 to 1999. Since 1999, Chairman of the Management Board and Chief Executive Officer of Dexia.

(1) Article 2 of the law of August 6, 1931 (MB August 14, 1931) forbids ministers, former ministers and State ministers, as well as members and former members of Legislative Assemblies to mention their status as such in acts and publications of profit-making companies.

Name, age, nationality, committees, shareholding in Dexia	Beginning and end of mandate	Primary function	Other functions	Biography
Eric André 48 years old Belgian Holds 1,000 Dexia shares	2002-2006	*Municipal Councilor,* Uccle	*President:* - Record SCRL - DB Associates SA - Association de la Ville et des Communes de la région de Bruxelles-Capitale *Vice-president:* - Association des Villes et des Communes de Belgique *Director:* - Intercommunale Bruxelloise d'Assainissement des Eaux	Master in Business Administration (Cornell University, USA). Before becoming active in the Brussels-Capital Region politics, he was among others expert at Bureau Fédéral du Plan. Lecturer at École des Hautes Études Commerciales in Liège.
Gilles Benoist *Independent Director* French 56 years old *Member of the Audit Committee* Holds 300 Dexia shares	1999-2006	*Chairman of the Executive Board,* CNP Assurances	*Member of the Executive Board:* - Groupe Caisse des dépôts *Member of the Supervisory Board:* - CDC IXIS	Law degree. Graduate of Institut d'Études Politiques and École Nationale d'Administration. Secretary-General of Crédit local de France as of 1987. Member of the Executive Board of Caisse des dépôts et consignations from 1993 to 1998.
Philippe Bourguignon *Independent Director* 54 years old French *Member of the Compensation Committee* *Holds 2,350 Dexia shares*	1999-2006	*Company Director*	*Director:* - eBay - Maison de la France *Member:* - Mouvement des Entreprises de France *Former Chief Executive Officer:* - Euro Disney *Former Chairman of the Supervisory Board:* - Club Méditerranée	Trained as an economist. Former Chief Executive Officer of Euro Disney and Executive Vice-president of The Walt Disney Company (Europe). Also former Chairman of the Supervisory Board of Club Méditerranée.
Rik Branson 58 years old Belgian *Member of the Strategy Committee and the Appointments Committee* Holds no Dexia shares	2002-2006	*Chairman of the Executive Committee,* Arcofin	*Chairman of the Executive Committee:* - Arcopar - Arcoplus - Auxipar *Censor:* - National Bank of Belgium	Graduate degree in economics. Several functions at the Regional Investment Company of Flanders from 1980 to 1989. Joined the Arco Group in 1989, Chairman of the Executive Committee as of 1992.
Thierry Breton *Independent Director* 47 years old French Holds 1,230 Dexia shares	2000-2007	*Chairman and Chief Executive Officer,* France Télécom	*Chairman of the Board of Directors:* - Thomson SA - Orange *Director:* - Schneider Electric - Thomson Multimedia *Member of the Supervisory Board:* - AXA	Engineer. Chief Executive Officer of the CGI Group from 1990 to 1993. Executive Chairman and Vice-chairman of the Board of Directors of the Bull Group from 1993 to 1997. President of the technology university of Troyes. Prior to France Télécom, Chairman and Chief Executive Officer of Thomson SA and Thomson Multimedia.

Name, age, nationality, committees, shareholding in Dexia	Beginning and end of mandate	Primary function	Other functions	Biography
Guy Burton *Independent Director* 54 years old Belgian Holds 2,000 Dexia shares	2001-2003	*Chief Executive Officer,* Société Mutuelle des Administrations Publiques	*Chairman of the Board of Directors:* - Union des associations d'assurance mutuelle - Belfinance	Law degree. Joined Société Mutuelle des Administrations Publiques in 1974; Secretary-General in 1991; Chief Executive Officer in 1995.
Karel De Gucht 48 years old Belgian *Member of the Strategy Committee and the Appointments Committee* Holds 4,500 Dexia shares	2002-2006	*Lecturer in European law* at Vrije Universiteit Brussel *Municipal Councilor,* Berlare	*Director:* - Gemeentelijk Havenbedrijf Antwerpen NV - Merit Capital Group NV	Law degree. Praticed law from 1976 to 2000. Active in Belgian national politics.
Didier Donfut 46 years old Belgian Holds 500 Dexia shares	1999-2006	*Burgomaster,* Frameries	*President:* - Communauté urbaine de Mons *Vice-chaiman of the Board of Directors:* - Société Publique d'Électricité	Ingénieur commercial (degree similar to MBA). Active in Belgian national politics and in the Belgian energy sector. Burgomaster of Frameries since 1992.
Paul-Louis Halley *Independent Director* 68 years old French Holds 2,000 Dexia shares	2002-2003	*Director, Chairman of the Strategy Committee,* Carrefour	*Chairman of the Board of Directors:* - Eurocommerce *Director:* - BNP Paribas *Member of the Advisory Board:* - Banque de France	Graduate of City of London College. Founder of Promodès. Chairman and Chief Executive Officer of Promodès from 1972 to 1999.
Denis Kessler *Independent Director* 50 years old French *Member of the Strategy Committee and the Appointments Committee* Holds 1,000 Dexia shares	1999-2006	*Chairman and Chief Executive Officer,* SCOR Group	*President:* - SCOR Life US Reinsurance (USA) - SCOR Reinsurance Company Corporate (USA) *Director:* - BNP Paribas - Bolloré Investissement SA - Cogedim - AMVESCAP Plc *Member of the Supervisory Board:* - Cetelem	École des Hautes Études Commerciales. Degrees in political science, economics and philosophy. Member of Conseil économique et social, Conseil National des Assurances and Commission économique de la Nation.
André Levy-Lang *Independent Director* 65 years old French *Member of the Strategy Committee and the Appointments Committee* Holds 38,000 Dexia shares	2000-2006	*Associate Professor,* Université Paris-Dauphine	*Director:* - Schlumberger - AGF - Institut Europlace de Finance - Fondation pour la recherche médicale	Graduate of École Polytechnique. Ph.D. in Business Administration from Stanford University. Former Chairman of the Supervisory Board of Paribas, Professor at Université Paris-Dauphine and company Director.
Roberto Mazzotta *Independent Director* 62 years old Italian Holds no Dexia shares	2002-2006	*Chairman of the Board of Directors,* Banca Popolare di Milano	*Vice-chairman of the Board of Directors:* - Associazione Bancaria Italiana *Director:* - Associazione Nazionale Banche Popolari	Trained as an economist. Former professor at the University of Genoa. Active in Italian politics for twenty years. Entered banking in 1987.

Name, age, nationality, committees, shareholding in Dexia	Beginning and end of mandate	Primary function	Other functions	Biography
Theo Rombouts 61 years old Belgian Holds no Dexia shares	2002-2006	*Chairman of the Board of Directors,* Arco Group	*President:* - Conseil Fédéral pour le Développement Durable	LL.D. and graduate degree in economics. Prior Chairman of ACW, Chief Executive Officer of the Antwerp Regional Development Company. Trustee of the Fondation Roi Baudouin.
Gaston Schwertzer *Independent Director* 70 years old Luxembourg *Member of the Compensation Committee* Holds 55,660 Dexia shares	1999-2006	*Doctor of law, company director*	*Chairman of the Board of Directors:* - Luxempart - Sichel - Presta-Gaz *Director delegate:* - Audiolux *Director:* - S.E.S. Global - Société électrique de l'Our - Foyer Finance	Career in the gas industry. Director of Dexia BIL since 1984. Honorary Consul of the Republic of Nicaragua.
Anne-Claire Taittinger *Independent Director* 53 years old French Holds 1,000 Dexia shares	2001-2007	*Chairwoman of the Supervisory Board,* Groupe Taittinger *Chief Executive Officer,* Société du Louvre - Groupe du Louvre	*Chairwoman of the Board of Directors:* - Baccarat *Chairwoman:* - Société Immobilière de la Tour La Fayette *Director:* - Damon Delente - Baccarat Real Estate - Baccarat Pacific Limited *Permanent representative:* Groupe Taittinger to Taittinger CCVC	Graduate of Institut d'Études Politiques de Paris. Prior to becoming Chairwoman of the Supervisory Board of Groupe Taittinger, she was successively Secretary-General, Deputy Chief Executive Officer, Chief Executive Officer, then Chairwoman of the Supervisory Board of Société du Louvre of which she is now Chief Executive Officer as a result of the separation of the functions of chairwoman and chief executive officer.
Marc Tinant 48 years old Belgian *Member of the Audit Committee* Holds 100 Dexia shares	2002-2006	*Member of the Management Board,* Arcofin	*Director:* - Arcoplus - Auxipar - Arcopar *Chief Executive Officer and Vice-chairman of the Board of Directors:* - EPC	Graduate and Master's degree in economics. Before joining the Arco Group in 1991, he was General Advisor to the Management Board of the Walloon Regional Investment Company.
Sir Brian Unwin *Independent Director* 67 years old British Holds no Dexia shares	2000-2006	*Honorary Chairman,* European Investment Bank	*Chairman of the Board of Directors:* - European Center for Nature Conservation *Director:* - English National Opera Company *Companion:* - British Institute of Management *Member of the Executive Council:* - Britain in Europe	Studied at Oxford and Yale. Former diplomat, also worked for the Chancellor of the Exchequer and on the Prime Minister's staff in the United Kingdom. Chairman of the European Investment Bank in 1993, Honorary Chairman in 2000.

Name, age, nationality, committees, shareholding in Dexia	Beginning and end of mandate	Primary function	Other functions	Biography
Pieter Paul Van Besouw *Independent Director* 56 years old Dutch *Member of the Audit Committee* Holds 10,760 Dexia shares	1999-2006	*Chairman,* Bank Nederlandse Gemeenten	*Director:* - Nederlandse Vereniging van Banken *Commissioner:* - NV Trustinstelling Hoevelaken *Secretary-General:* - Centre international pour le crédit communal	Economist and IT specialist. After NCR Nederland and Elsevier, joined in 1985 Bank Nederlandse Gemeenten. Chairman of the Management Board of Bank Nederlandse Gemeenten in 1992.
Observer: **Frank Beke** 55 years old Belgian Holds 1,400 Dexia shares	2002-2006	*Burgomaster,* Ghent		Graduate degree in philology and communication sciences. Prior to being elected Burgomaster of Ghent in 1995, municipal councilor and alderman.

Changes in the composition of the Board of Directors during the 2002 financial year

During the 2002 financial year, significant changes to members of the Board of Directors were as follows.

- At the Ordinary General Meeting of Dexia SA held on May 7, 2002, François Narmon, Pierre Richard and Karel De Gucht were reappointed as directors. Their term of office will expire following the Ordinary General Meeting in 2006.

- At the same Ordinary General Meeting of Dexia SA held on May 7, 2002, the final appointment by the Board of Directors of four new directors was approved by shareholders. The directors concerned were Theo Rombouts (provisionally appointed on July 3, 2001), Rik Branson (provisionally appointed on July 3, 2001), Marc Tinant (provisionally appointed on July 3, 2001) and Roberto Mazzotta (provisionally appointed on September 13, 2001). Their term of office will expire following the Ordinary General Meeting in 2006.

- At the same Ordinary General Meeting of Dexia SA held on May 7, 2002, Eric André was appointed director replacing François-Xavier de Donnea de Hamoir, who resigned. Eric André's term of office will expire following the Ordinary General Meeting in 2006.

- On July 4, 2002, Daniel Lebègue resigned his directorship to comply with the principles of the French "NRE" Act (New Economic Regulations) relating to a limit on the number of offices of individual members. Paul-Louis Halley was provisionally appointed by the Board of Directors on December 5, 2002 in his place. At the next Ordinary General Meeting to be held on May 14, 2003, there will be a resolution to approve the appointment of Paul-Louis Halley for a new 4-year term.

Independent directors

There are twelve independent directors represented on the Board of Directors, as set out below, accounting for more than one half of the Board:

- Anne-Claire Taittinger
- Gilles Benoist
- Thierry Breton
- Philippe Bourguignon
- Guy Burton
- Paul-Louis Halley
- Denis Kessler
- André Levy-Lang
- Roberto Mazzotta
- Gaston Schwertzer
- Sir Brian Unwin
- Pieter Paul Van Besouw

The criterion of independence is based on recent developments in terms of corporate governance, notably the definition given in the so-called "Bouton white paper" submitted in 2002 in France, and by the Belgian "Corporate Governance" Act dated August 2, 2002.

Non-executive members of the Board of Directors

Non-executive members of the Board of Directors exercise no management functions in the company or any of its subsidiaries. Except for Pierre Richard, who is both Chief Executive Officer and Chairman of the Management Board, the other members of the Board of Directors are all non-executive members.

Separation of the functions of Chairman of the Board of Directors and Chief Executive Officer (CEO)

Dexia SA's Extraordinary General Meeting held on May 7, 2002 adopted a resolution amending the company's articles of association which reinforces the rule requiring that the functions of Chairman of the Board of Directors and Chief Executive Officer (CEO) cannot be exercised by the same person. They must necessarily be entrusted to different individuals of different nationalities, even when the Chairman of the Board of Directors is unable to preside and is replaced by another member of the Board.

Reduction in the terms of members of the Board

The Extraordinary General Meeting held on May 7, 2002 adopted a resolution reducing the terms of the members of the Board to a maximum of four years, and consequently to modify the company's article of association which hitherto provided for a maximum of six years. In this way, Dexia brought its practice into line with recent recommendations in this regard.

1.2. Attributions of the Board of Directors

The Board of Directors determines the strategic objectives and the general policy of both the parent company and the Group. It oversees and sets guidelines for management. The Board of Directors appoints the members of the Management Board, approves the measures required to achieve the strategic targets it defines, monitors implementation of the company's management and control programmes, and reports to shareholders.

1.3. Operation of the Board of Directors

1.3.1. Statutory rules

The company's articles of association lay down the following rules which govern the operation of the Board of Directors.

- Any debate requires the presence or representation of at least half of the members of the Board.
- Decisions require the majority of the votes of all the members present or represented; in the event of a tie, the vote of the Chairman or the member who replaces him determines the vote.
- Decisions concerning fundamental problems require the presence or representation of at least two-thirds of the members of the Board, and a majority of two-thirds of all the members present or represented is needed to obtain approval, viz.:

(i) any decision to employ authorized capital or to submit to the Ordinary General Meeting a resolution to approve the issue of shares, bonds convertible or redeemable in shares, warrants or other financial instruments eventually conferring the right to shares, when the amount of the capital increases which would result from the issue of these shares or the conversion or redemption of these bonds or the exercise of these warrants or other financial instruments exceeds 10% of the amount of capital existing prior to these decisions;

(ii) any decision relating to the acquisition or sale of assets representing more than 10% of the company's equity;

(iii) any decision to submit to the Ordinary General Meeting a resolution to modify the company's articles of association;

(iv) any decision relating to the appointment or dismissal of the Chairman of the Board of Directors or Chief Executive Officer.

1.3.2. Board of Directors internal code of rules

Since its creation in 1999, the Board of Directors has operated according to a code of internal rules (hereinafter the "Code"). Amended on several occasions, the Code sets rules and recommendations designed to guarantee the full exercise of power by the Board of Directors and to optimize the contribution of each member of the Board. It defines the rights and obligations of the members of the Board in the exercise of their mandate, operating and evaluation guidelines, relations with the Management Board and the organization and operation of the Board's specialist committees (see on page 20).

Directors' rights specified in the Code include the right of all directors to receive all the information required to satisfactorily carry out their duties, in particular information concerning strategy. On the subject of directors' duties, the Code imposes a series of rules designed to ensure directors' independence. They must act in the company's interests, deemed to be the interests of the shareholders as a whole, and those of the company's and the Group's customers and employees. Directors must generally ensure that they serve the Board completely independently of the interests of all parties external to the company. Directors also undertake to participate actively in the work of the Board and its specialist committees to which they belong, for which the first condition is regular attendance at meetings. They are requested to attend at least three quarters of meetings.

In a further measure aimed at guaranteeing directors' independence, and in accordance with regulations concerning insider trading, the Code also imposes a series of strict rules designed (i) to ensure complete transparency of trading of Dexia shares, by requiring directors to make regular formal declarations to the Chief Compliance Officer and (ii) to prohibit certain types of transactions or all transactions during specified periods, unless approved by the Chief Compliance Officer.

Furthermore, the Code establishes rules concerning membership, operation and responsibilities of the specialist committees composed of members of the Board of Directors and acting under its authority. These rules are specified in paragraph 1.5 below for each specialist committee.

1.3.3. Activity and functioning of the Board of Directors in 2002

- The Board met six times in 2002. The directors' attendance rate at Board meetings was 80.3%.
- Besides the statutory appointments, the main issues examined by the Board of Directors were as follows:

- discussion and approval of the 2001 company and consolidated financial statements and a review of the Group's business results for the 2001 financial year;
- discussion and approval of the company and consolidated interim financial statements as of March 31, June 30, and September 30, 2002 and a review of the Group's business results for the same periods;
- discussion and approval of the Dexia Group's budget for 2002;
- discussion and approval of the internal audit program for 2002;
- discussion and approval of the Dexia Group's audit charter;
- periodic reports of the Audit Committee;
- monitoring of the Artesia BC acquisition including the merger and integration of Dexia Bank and Artesia BC, and monitoring of these two entities;
- monitoring of Dexia Bank Nederland;
- Employee Share Issue (for Company and Group employees) and Stock Option Plan for 2002;
- monitoring of the Strategy, Compensation and Appointments Committees;
- strategy and processing of transactions on Dexia shares;
- review of the Board's internal Code of Rules;
- the legal structure of the Group.

- Each quarter, the Chief Executive Officer provides a report to the members of the Board of Directors in advance of the relevant Board meeting on the activities of the different entities and their subsidiaries. This report focuses on the Group's three key business lines and gives a detailed picture of Dexia's position in each of these three domains.

- If a major event related to the Dexia Group occurs between two meetings of the Board of Directors, the Chief Executive Officer addresses to the directors a letter of information.

1.3.4. Assessment

The Board's internal rules specify that the Board should perform a self-assessment of its operations at regular intervals not exceeding two years.

In 2001, the Board of Directors carried out an internal assessment by means of a questionnaire which was sent to each member. This showed that, overall, the directors were generally satisfied with the quantity and quality of the information that they received. There was a request for the role of the Audit Committee to be reinforced so as to allow it to deal with cross-division topics in addition to auditing the financial statements. Responses also showed the desire to set up a committee to prepare the replacement of certain Board members in 2002. In 2002, appropriate action was taken in response to these requests.

The Board will perform a new self-assessment during 2003.

1.4. Directors' compensation

In 2002, Dexia SA's Ordinary General Meeting resolved to grant maximum annual directors' remuneration of EUR 700,000. This Meeting also authorized the Board to determine the practical procedures and individual allocation of this remuneration.

Following the decision of the Ordinary General Meeting, the Board of Directors resolved to launch discussions, led by André Levy-Lang, on current practices in European groups in terms of directors' compensation and to inform the Board of the conclusions thereof. At its meeting held on May 23, 2002, the Board of Directors resolved to grant each director fixed remuneration, being an annual fee of EUR 20,000 (EUR 5,000 per quarter), and variable remuneration, being an attendance fee of EUR 2,000 per Board meeting or specialist committee meeting.

Directors who have been in office for less than one full year shall earn a proportion of this fixed fee equivalent to the number of quarters during which they have effectively been in office.

The Chairman of the Board of Directors does not receive any fees for his position as director. However, at its meeting dated March 13, 2000, the Compensation Committee determined a fixed annual fee for the Chairman. This decision, which was approved by the Board of Directors on March 14, 2000, was taken in view of the pre-eminent role played by the current Chairman of the Board of Directors in promoting and representing the Group.

The Chief Executive Officer does not receive any fee for his position as director. However, he is remunerated for his functions as Chief Executive Officer and Chairman of the Management Board (see below).

2002 annual compensation of the members of the Board of Directors

in EUR	Board of Directors (fix. rem.)	Board of Directors (var. rem.)	Strategy Committee	Audit Committee	Compensation Committee	Appointments Committee	Total
Narmon, François	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Richard, Pierre	0.00	0.00	0.00	0.00	0.00	0.00	0.00
André, Éric	15,000.00	8,000.00	0.00	0.00	0.00	0.00	23,000.00
Benoist, Gilles	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Bourguignon, Philippe	20,000.00	6,000.00	0.00	0.00	4,000.00	0.00	30,000.00
Branson, Rik	20,000.00	12,000.00	4,000.00	0.00	0.00	4,000.00	40,000.00
Breton, Thierry	20,000.00	4,000.00	0.00	0.00	0.00	0.00	24,000.00
Burton, Guy	20,000.00	10,000.00	0.00	0.00	0.00	0.00	30,000.00
de Donnea, François-Xavier	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Gucht, Karel	20,000.00	10,000.00	4,000.00	0.00	0.00	4,000.00	38,000.00
Donfut, Didier	20,000.00	12,000.00	0.00	0.00	0.00	0.00	32,000.00
Kessler, Denis	20,000.00	10,000.00	2,000.00	0.00	0.00	4,000.00	36,000.00
Lebègue, Daniel	10,000.00	0.00	0.00	0.00	0.00	0.00	10,000.00
Levy-Lang, André	20,000.00	12,000.00	2,000.00	0.00	0.00	4,000.00	38,000.00
Mazzotta, Roberto	20,000.00	8,000.00	0.00	0.00	0.00	0.00	28,000.00
Rombouts, Theo	20,000.00	12,000.00	0.00	0.00	0.00	0.00	32,000.00
Schwertzer, Gaston	20,000.00	10,000.00	0.00	0.00	4,000.00	0.00	34,000.00
Taittinger, Anne-Claire	20,000.00	12,000.00	0.00	0.00	0.00	0.00	32,000.00
Tinant, Marc	20,000.00	10,000.00	0.00	4,000.00	0.00	0.00	34,000.00
Unwin, Brian	20,000.00	10,000.00	0.00	0.00	0.00	0.00	30,000.00
Van Besouw, Pieter Paul	20,000.00	12,000.00	0.00	4,000.00	0.00	0.00	36,000.00
Beke, Frank (observer)	20,000.00	10,000.00	0.00	0.00	0.00	0.00	30,000.00

1.5. Specialist committees created by the Board of Directors

The Board of Directors has established four specialist committees composed of its own members (Strategy Committee, Audit Committee, Compensation Committee and Appointments Committee). These committees have an advisory role enabling the Board of Directors to take full advantage of individual members' expertise by allocating specific functions to each member.

1.5.1. Strategy Committee

(a) Composition

The Strategy Committee is composed of six directors, including the Chairman and the Chief Executive Officer, as well as two independent directors. The attendance rate of the directors concerned was 77%.

Committee members:
- François Narmon, Chairman of the Board of Directors
- Pierre Richard, Chief Executive Officer
- André Levy-Lang, Independent Director
- Denis Kessler, Independent Director
- Karel De Gucht
- Rik Branson

(b) Attributions

The Strategy Committee meets at least once a year to assess the strategic position of the Dexia Group in view of developments in its markets and trading environment and its medium-term growth strategies. The Chief Executive Officer also has the power to convene a meeting of the Strategy Committee at any time to enable the members to study sensitive matters before they are put to the Board of Directors. Any single member may also suggest to the CEO that he convenes a meeting of the Strategy Committee.

(c) Operation and activities during 2002

In 2002, the Strategy Committee met twice, on June 20 and October 7. Topics discussed at these meetings included the following:
- Dexia Group's financial plan;
- growth in Retail Financial Services;
- the situation at Dexia Bank Nederland.

1.5.2. Audit Committee

(a) Composition

The Audit Committee is composed of three directors (of whom two are independent): Gilles Benoist (independent), Pieter Paul Van Besouw (independent) and Marc Tinant. The attendance rate of the directors concerned was 78% in 2002.

(b) Attributions

The role of the Audit Committee is to ensure (i) the accuracy and reliability of Dexia's company and consolidated financial statements, including the quality of procedures adopted in their preparation, and (ii) that risks of any kind that Dexia undertakes in its operations, including on and off-balance sheet items, are properly monitored applying reliable procedures.

The Audit Committee has free access to the statutory auditors, the Group auditor and the Chief Compliance Officer.

In the context of its responsibilities, the Audit Committee:
- analyses financial information and accounting procedures and, in particular:
  - reviews the conclusions, comments and recommendations of the statutory auditors; it may suggest further work if deemed appropriate;
  - reviews the half-year and annual financial statements prior to approval by the Board of Directors and publication;
  - gives an opinion on the appointment of statutory auditors;
- ensures that proper control and risk management procedures are in place and applied in respect of:
  - credit risks,
  - market risks,
  - operational risks.

  For this purpose, the Audit Committee may request to be notified of conclusions of internal audit assignments;
- may also recommend additional audit assignments;
- ensures that resources available to internal audit and compliance are sufficient;
- ensures that rules issued by market authorities are properly acted upon;
- is consulted regarding rules in force affecting ethics within the Group.

The Audit Committee meets at least three times a year. Two of these meetings take place prior to Board of Directors' meetings convened to approve the annual and half-year financial statements. It may be convened by one of its members, or by the Chairman of the Board of Directors. It reports the results of its work and comments to the Board of Directors.

(c) Operation and activities during 2002

In 2002, the Audit Committee met on January 25, March 7, and September 6, to review the following issues:

- Group financial statements and results as of December 31, 2001, and June 30, 2002;
- 2002 report on internal control within the Group;
- 2002 report on internal audit activities in Group entities;
- 2002 report on risk assessment and management;
- new Group Audit Charter;
- new Group Ethics Code;
- 2002 audit plan;
- half-year status of internal audit recommendations;
- results of audit work on procedures to prevent money laundering;
- results of audit work on the share leasing business in the Netherlands.

1.5.3. Compensation Committee

(a) Composition

The Compensation Committee is composed of three non-executive Group directors (of whom two are independent): François Narmon, Philippe Bourguignon (independent) and Gaston Schwertzer (independent). The attendance rate of directors at meetings of the Compensation Committee was 100%.

(b) Attributions

Responsibilities include:

- determination of compensation criteria for the Chairman of the Board of Directors, the Chief Executive Officer and, following the latter's recommendation, that of the members of the Management Board;
- decision as to how stock options are to be granted in application of the general principles defined by the Board of Directors;

The Committee also debates all compensation policies and incentives paid to members of the management boards of the Group's main subsidiaries and employee share issues.

The Committee sets policies for the level of remuneration paid to individual members of the Board of Directors and their breakdown.

It reviews the general principles and amounts of all benefits in kind (medical and life insurance, pensions, etc) granted to executive managers and directors of the Group.

It reviews the compensation policy of Group executives ensuring compliance with the general principles laid down by the Management bodies.

(c) Operation and activities during 2002

The Committee meets at least once a year prior to the date of the Board of Directors meeting convened to approve the annual financial statements. It may also be convened on request from the Chairman of the Board of Directors or from two of its members.

It reports to the next meeting of the Board of Directors concerning the results of its work and its meetings. On request, it provides copies of the minutes of its meetings to the Board of Directors.

In 2002, the Compensation Committee held two meetings, on March 11 and November 18. The following subjects were discussed:

- analysis comparing current procedures in European groups in terms of variable remuneration and bonuses;
- annual survey on remuneration levels of members of the Management Board (European benchmark, excluding UK);
- pension procedures for executives (comparative analysis and to establish general principles including those for the Chairman of the Management Board);
- establish general terms and conditions for the worldwide employee profit-sharing plan and the 2002 Stock Option Plan;
- establish technical and financial terms and conditions for converting Artesia BC options into Dexia options (following integration of Artesia BC Group into Dexia Group);
- establish terms for the departure of the Vice-chairman of the Management Board.

1.5.4. Appointments Committee

(a) Composition

The Appointments Committee was formed in 2002 following the self-assessment exercise of the Board in 2001 (see above). It is composed of six directors including the Chairman of the Board of Directors, the CEO and two independent directors. Furthermore, it is chaired by an independent director. The attendance rate of the directors concerned was 100%.

Members of this committee were as follows:

- André Levy-Lang, Chairman of the Committee, Independent Director
- François Narmon, Chairman of the Board of Directors
- Pierre Richard, Chief Executive Officer
- Denis Kessler, Independent Director
- Karel De Gucht
- Rik Branson

(b) Attributions

The Appointments Committee prepares decisions of the Board of Directors relating to:

- appointments and renewals of terms of office proposed by the Board to the Ordinary General Meeting, and co-option of directors proposed to the Board of Directors;
- appointment of members of specialist committees of the Board of Directors;
- appointment or renewal of the term of office of the CEO;
- appointment or renewal of the term of office of the Chairman of the Board of Directors;
- recommendations of the CEO concerning the composition of the Management Board;
- changes to the internal Code of the Board.

For these purposes, the Committee is responsible for monitoring procedures adopted by major listed companies in terms of membership and operations of boards of directors. The Committee nominates one of its members to ensure proper completion of the Board's self assessment.

The Committee may receive suggestions for potential directors of Dexia. All potential appointments must be reviewed by the Committee before an approach is made to the person in question and before his/her name is submitted to the Board of Directors.

The Committee submits its recommendations to the Board, which alone is responsible for the decision.

(c) Operation and activities during 2002

The Appointments Committee meets at least once a year prior to the Board of Directors meeting convened to prepare the relevant draft resolutions to be submitted to the Ordinary General Meeting, and during the year, on a justified request from one of its members.

The Appointments Committee met twice in 2002 on March 5 and June 20. Topics discussed included the following:

- reduction in directors' term of office from 6 to 4 years;
- proposed appointment of new directors (Eric André and Paul-Louis Halley).

2

Management Board

2.1. Composition

The Management Board is composed of a maximum of eight members who are appointed and removed from office by the Board of Directors acting on the recommendation of the CEO. The age limit is 65.

Members of the Management Board as of January 1, 2003 were as follows:

Chairman

Pierre RICHARD
Group Chief Executive Officer
Chairman of the Supervisory Board of Dexia Crédit Local
Vice-chairman of the Board of Directors of Dexia Bank Belgium
Vice-chairman of the Board of Directors of Dexia Banque Internationale à Luxembourg
Director of Financial Security Assurance (FSA)

Members

Rembert von LOWIS
Chief Financial Officer
Vice-chairman of the Supervisory Board of Dexia Crédit Local
Director of Financial Security Assurance (FSA)

Jacques GUERBER
Head of Public/Project Finance and Credit Enhancement
Chairman of the Management Board of Dexia Crédit Local
Director of Financial Security Assurance (FSA)

Marc HOFFMANN
Head of Investment Management Services
Chairman of the Management Board of Dexia Banque Internationale à Luxembourg

Axel MILLER
Head of Retail Financial Services
Chairman of the Management Board of Dexia Bank Belgium

Dirk BRUNEEL
Head of Capital Markets and Treasury Activities
Director of Financial Security Assurance (FSA)

2.2. Changes in the composition of the Management Board

Axel Miller, member of the Management Board and General Counsel, was appointed Chairman of the Management Board of Dexia Bank Belgium and head of Retail Financial Services replacing Luc Onclin, who retired from the Group as of December 31, 2002.

2.3. Attributions

In accordance with the strategic objectives and general policy guidelines defined by the Board of Directors, the Management Board runs the parent company and the Group and oversees the different business lines. To this end, each member of the Management Board is invested with operating responsibilities at the level of the company or Group entities (by business, activity or function). The Management Board is chaired by the Chief Executive Officer, whom the Board of Directors entrusts with the daily management of the company and implementation of decisions taken by the Board of Directors. Central functions (e.g. audit, human resources, risk management, communications, legal and tax departments and strategic planning) support the Management Board and its Chairman in their role of integration and management of the Group.

2.4. Operation

Since its creation in 1999, the Management Board has operated according to a Code of internal rules. Amended on several occasions, these rules and recommendations define its role and mode of operation. The collegial decision-making process, the Board's powers and certain regulations governing the status of members are also subject to specific provisions in the protocol on the prudential structure of the Dexia Group signed with the Belgian Banking and Finance Commission.

In addition to rules governing the composition of the Management Board (see paragraph 2.1 above), the Code also includes the following rules:

- Powers of the Management Board

  The Code firstly lays down the powers of the Management Board in conjunction with its dealings with the Board of Directors: the Management Board may make a prior recommendation regarding any proposals debated by the Board of Directors or the Strategy Committee in terms of strategy or general policy of the Group. It may make recommendations to the Board of Directors via the CEO. If the CEO takes part in discussions by the Board of Directors or its specialist committees, for which the Management Board has an acknowledged right of opinion or initiative, the CEO presents and defends the points of view previously debated by the Management Board with the Board of Directors.

  With respect to the role of each member of the Management Board, the Code specifies that they have personal operational responsibilities by business line or function. In accordance with the strategy defined by the Management Board, each member is responsible for setting policies for the business line or function that he/she manages or coordinates, which is carried out together with the manager in each subsidiary of the corresponding business line or function. As part of their operational responsibilities, members of the Management Board ensure that decisions taken by the Management Board are implemented by the companies of the Group.

- Decision-making

  The Management Board operates in a collegial manner and its decisions result from a consensus of its members. It assumes joint responsibility for such decisions. If applicable, the Chairman of the Management Board may, on his own initiative or on request from two other members, submit the issue under debate to a vote. Resolutions are adopted by a majority vote of all members present or represented. In the event of a split vote, the Chairman's vote takes precedence.

- Meetings

  Management Board meetings are convened by its Chairman, in principle once a week on Wednesday, or otherwise on a date fixed at the preceding meeting. If necessary, meetings can be convened at any time by the Chairman or if two or more members so desire. Each member may be represented, but one member may not represent more than one person. Each member should have sufficient information on the issues specified by the Chairman in the meeting agenda and, if possible, in a file. The secretary at each meeting is the Secretary-General of the Group or any other person nominated by the Chairman. A statement of resolutions is prepared and signed by the Chairman.

- The Code also specifies the basic principles for compensation of the members of the Management Board (see paragraph 2.5.1. below).

2.5. Compensation

2.5.1. Compensation of members of the Management Board

Compensation for the members of the Management Board is determined by the Board of Directors on the recommendation of the *Compensation Committee.*

In 2002 and 2001, the Compensation Committee conducted a study on the compensation of the members of the Management Board, with the help of a specialized consultant. The conclusions of this study were debated by the Compensation Committee which forwarded its proposals to the Board of Directors which adopted them in March 2002. The Compensation Committee also engaged an external consultant to perform a review of procedures for calculating the discretionary portion of compensation.

The fixed portion of compensation is determined on the basis of the nature and importance of the responsibilities exercised by each member with a market benchmark for comparable positions.

The discretionary part, capped at the same level as fixed compensation for executive management and twice that for the CEO, is linked to the Group's performance, which is measured by reference to earnings per share in absolute terms and the change in earnings per share between 2001 and 2002. Members' individual contributions to the success of their respective activities and individual achieving of objectives set are also taken into account, increasing or decreasing the discretionary portions accordingly.

The Chief Executive Officer received net compensation after taxes and charges of EUR 525,000. This sum corresponded to annual gross income of EUR 1,125,000. His gross fixed compensation totalled EUR 750,000 and his discretionary compensation was EUR 375,000. He also received EUR 200,000 earned in 2001 but paid in 2002.

The seven members of the Management Board (Luc Onclín having retired on December 31, 2002) received a total of EUR 5,219,000 in gross compensation in 2002.

The members of the Management Board were granted 480,000 Dexia stock options in the framework of the 2002 Stock Option Plan, of which 150,000 were granted to the CEO.

2.5.2. General management principles for executive management

2.5.2.1. Compensation

Compensation is reviewed once a year in the first quarter for company managers in the Group's different subsidiaries and subsubsidiaries in line with the general policy guidelines issued by the respective compensation committees in compliance with the recommendations of the Group's Compensation Committee.

Fixed salaries are determined on the basis of local market benchmarks and individual levels of responsibility.

Discretionary compensation takes into account both Group performance criteria, i.e. earnings per share and changes thereto, and performance criteria specific to the manager's activity and his/her business line.

It also reflects individual performance, which is assessed on the basis of an annual evaluation which each manager undergoes. This includes an assessment of the manager's achievements in relation to his/her personal objectives, particularly financial and commercial, in the context of the annual budget process.

An analysis is performed every year comparing practices observed in the various activities of the Group (financial markets, private banking, asset management, retail banking) with those in comparable groups.

2.5.2.2. Career management

Since 2002, the Management Board has centralized career management of the Group's main executives at its level. This concerns both recruitment and promotion policies and internal transfers of managers within the Group.

2.6. Dexia Group staff

On an operational level, the Management Board relies on some fifteen teams totaling more than one hundred senior staff in Brussels and Paris. These teams are charged with performing the vital functions of the Group, including audit and ethics, consolidation, risk management and strategic planning. They are also responsible for defining and coordinating Dexia's policy in terms of communication, human resources, computing, etc.

The Chairman's office, reporting to Mireille Eastwood, coordinates and monitors the activities of the CEO and the Management Board in collaboration with the general secretariat. It also ensures optimum coordination between Group departments and head office. Mireille Eastwood also heads Dexia's logistics department.

Olivier Van Herstraeten, who reports directly to the CEO, is in charge of the general secretariat and the legal and tax department. The general secretariat is principally responsible for ensuring that Dexia's corporate bodies and Management Board function properly in coordination with the Chairman's office. The legal and tax department deal with issues concerning the Group as a whole.

Alain Delouis is in charge of the Group's Audit department (see on page 24).

The Chief Compliance Officer (Group ethics officer) is Jean-Noël Lequeue who reports directly to the CEO (see on page 25).

The strategic planning and management information team, managed by Yves Guérit, is responsible for producing information to prompt long-term strategic reflection. It is responsible for preparing Dexia's budget, and for monitoring the Group's various business lines.

The risk management team, headed by Eric Hermann, is in charge of defining and organizing risk management and control and monitoring of Group funds.

The financial communication and investor relations team, reporting to Robert Boublil, communicates with investors, analysts and credit *rating agencies relating to all relevant Group financial and strategic* information.

Headed by Françoise Lefebvre, the external communication team is charged with promoting Dexia's image, especially with journalists, individual shareholders and opinion leaders.

Xavier de Walque heads a team that manages and evaluates mergers, acquisitions and disposals, and studies the financial impact of internal reorganizations of Dexia's subsidiaries and equity investments.

Thierry Nederlandt heads the Group accounting and consolidation department and the project to implement the new IFRS accounting policies.

The Basel II project is managed by André Delasnerie, assisted by risk management staff. Given the strategic importance of this project and its impact on information systems, the IT team, managed by Gabor Szalai, which coordinates IT systems and equipment throughout the Group, also reports to him.

Jacques Bellut coordinates Dexia's activities on the capital markets.

The mission of the human resources and internal communications team, under Bernard-Franck Guidoni-Tarissi's management, is to develop a Group culture and working community, via both compensation, mobility and career management policies and internal information.

2.7. 2003 changes

Certain amendments to the articles of association, intended to ensure compliance with the Belgian Corporate Governance Act dated August 2, 2002, will be put to shareholders at the Ordinary General Meeting on May 14, 2003. This Act creates a new corporate body for *sociétés anonymes* (Belgian limited liability companies) known as "comité de direction" (management committee). As a consequence of this new legislation, the Management Board of Dexia is required to convert into a management committee. In terms of organization, membership, operation and powers, however, the law does not require major changes to be made. The main change is to infer a legal status on this committee which becomes a corporate body as such. Members of the committee have specific responsibilities and must avoid conflicts of interest. The articles of association, the internal Codes of rules and the Protocol for Dexia's prudential structure will be modified accordingly during 2003.

3 Internal audit

Dexia has an internal audit department complying with the highest audit standards. Its work involves promoting internal control in the Group and constantly ensuring that the current internal control system is functioning properly. Internal audit's organization and resources were strengthened in 2002, particularly at Dexia parent company level.

This discipline is consistent with one of the Group's primary values which is to preserve its reputation, the effectiveness and integrity of its organization.

In this respect, internal audit is responsible for establishing whether risks incurred by Dexia in its activities throughout all Group entities have been identified, analysed and whether adequate measures have been taken to guard against such risks. Internal audit must also check for continuous improvement in Group operations.

Organization

The internal audit organization adopted at the end of 2001 is based on three underlying principles:

- the strategy, the operational policies and procedures of internal audit are set by the Management Board in a framework approved by Dexia's Audit Committee;
- the internal audit work is performed by a network of internal audit departments which carry out their work under the supervision of the Group General Auditor, who reports directly to the CEO, Chairman of the Management Board. The General Auditor has direct access to the Audit Committee to whom he regularly reports regarding internal audit activities within the Group;
- each internal audit department of the subsidiaries is responsible for performing its assignments on behalf of the entity's chairman of the management board, while functionally reporting to the Group General Auditor.

The year 2002 featured a merger between the auditing departments of Dexia Bank, Artesia BC and BACOB Bank, as well as a continued increase in internal audit department resources at Dexia parent company level.

Assignments

Risks addressed in 2002 by internal audit departments, both at Dexia parent company level and operating entity, subsidiary and branch levels, particularly focused on:

- financial market activities, especially operational risks;
- measures taken against money laundering and general compliance with regulations for financial ethics;
- the integration process of Dexia Bank and Artesia BC;
- IT security.

Furthermore, specific audit programs are written for each of the Group's three commercial business lines, focusing on credit and operational risks.

The various internal audit assignments performed in 2002 resulted in an action plan for the correction of weaknesses found in the internal control system. Each action plan has been approved by the management board of the entity concerned and is regularly monitored so as to ensure that the recommendations made are effectively implemented.

Methods

The global approach to risk, the unique audit methodology applied and the reporting and monitoring procedures at Group level play a major part in providing Dexia with an effective internal control system.

Lastly, the new internal audit charter has been approved by the Board of Directors and the Management Boards of operational entities, and issued to the internal audit departments of the subsidiaries and branches. It will be sent to all Group staff in 2003 in order to make them aware of the role and work of internal audit in Dexia.

4

Ethics and compliance

Dexia complies with all legal, regulatory and prudential requirements in the highly-regulated sectors of finance and insurance. Compliance is one of the key conditions for maintaining customers' trust. In addition to purely regulatory requirements, the Group has implemented an approach focusing strongly on ethics and regulatory compliance based on best practices in this area. With respect to anti money laundering measures, the Group complies with local rules applying to each Dexia entity. Furthermore, Dexia goes beyond external regulations and voluntarily follows a stricter procedure, based on standardized criteria relating to the acceptability and respectability of its customers. In this respect, no Group subsidiary is located in a country listed on the official list of countries not cooperating with the FATF (Financial Action Task Force) in terms of money laundering.

Indeed, Dexia's reputation is based on maintaining an upright and professional attitude in its banking and insurance activities. This approach and the organization within the Group is covered under the *Compliance Charter* approved in 2002 by the Management Board and Dexia's Board of Directors.

For matters relating to ethics, all Group staff are bound by a *Code of Conduct* that was issued and approved by the Management Board and Audit Committee of the Dexia Board of Directors in 2001. This code is currently being reviewed by the operating entities and it will be issued to all staff during 2003.

The standard Group policy applies to the following areas:

- ethics: professional ethics, customer information, confidentiality of private details, own trading transactions;
- money laundering: prevention, detection, guidance;
- proper market behavior: insider trading, price manipulation;
- corporate governance: listed company, Group, conflict of interests;
- additional areas required by management boards in the Group.

Compliance consists of ensuring the effective application of rules defined by the Group. For this purpose, Dexia has set up an independent department to oversee its policy throughout all Group entities including at the parent company level, notably with regard to members of the Board of Directors and the Management Board. Appointed at the end of 2002, the *Chief Compliance Officer* of the Group, reporting directly to the CEO, Chairman of the Management Board, heads the network of active compliance officers in each operational entity and Group subsidiary.

Together with his opposite numbers, the Chief Compliance Officer is responsible for keeping the internal ethics and regulatory rules up-to-date based on external developments in regulations. They also inform and coach management and staff in regulations while ensuring compliance with the policy in each entity.

This restructuring of the compliance department will help to strengthen the policy and will contribute to the development of a culture of ethics, which has been followed by the Dexia Group since it was founded.

5

Earnings appropriation and dividends

As in the past, the objective of Dexia is to maintain a high level of profit allocation. The dividends paid to the holding company by the operational entities of the Group, are determined on the basis of the dividend policy decided at the level of the holding company.

At the next Ordinary General Meeting, a gross dividend per share of EUR 0.48 will be proposed. The Board of Directors has set the dividend payment date at June 13, 2003.

6

Relations with the principal shareholders

Dexia is not aware of the existence of any agreements binding its principal shareholders or any committees of shareholders or directors.

7

Board of statutory auditors

In accordance with article 14 of the company's articles of association, the audit of the company's financial situation and annual financial statements is entrusted to one or several auditors who are appointed by the Ordinary General Meeting for a maximum of three years on the recommendation of the Board of Directors.

Since 2000, Dexia has worked with a board of statutory auditors comprised of two auditing firms:

- PricewaterhouseCoopers SCCRL, an auditing firm, represented by Daniel Van Woensel and Robert Peirce, statutory auditors; the Ordinary General Meeting of May 7, 2002, renewed the appointment of this firm for a period of three years, ending after the 2005 Ordinary General Meeting.

- Mazars & Guérard SCCRL, an auditing firm, represented by Xavier Doyen, statutory auditor; this firm was appointed for a period of three years, ending after the 2003 Ordinary General Meeting. Renewal, for another three years, is on the agenda of the 2003 Ordinary General Meeting.

Annual compensation for the board of statutory auditors was set by the Ordinary General Meeting of May 10, 2000, at EUR 100,000 for the statutory accomplishment of its audit of the company's annual financial statements and financial situation.

In addition, in 2002, the board of statutory auditors was asked to undertake several specific missions required by the Company Code, in particular on the occasion of the different capital increases. Fees paid in 2002 totaled EUR 26,736.

8 Protocol on the prudential structure of the Dexia Group

The Banking and Finance Commission agreed a protocol with Dexia in 2001 relating to the Dexia Group's prudential framework. This protocol was published in its entirety in the Company's annual reports for the years 2000 and 2001. Areas covered by this protocol, which contains important agreements between the Banking and Finance Commission and Dexia in terms of corporate governance, include the status of company managers (honesty and professional experience, treatment of managers' conflicts of interest, loans to managers), Dexia's shareholders, the joint nature and authority of Dexia's Management Board, and control of the Dexia Group. A copy of the protocol can be obtained by applying to the company's head office and can also be viewed on Dexia's website: http://www.dexia.com/uk/dexia/corporategovernance.php.

9 Outlook

In the troubled environment of the first quarter of 2003, it would be inappropriate to try and quantify the earnings expected for the whole year. However, Dexia enjoys a good visibility on the future revenues of its principal business of Public finance and foresees that they will grow in 2003. The other business lines are more dependent on the context of interest rates and capital markets and thus do not have the same level of visibility concerning future revenues. Concerning costs, by contrast, Dexia has targeted their stability in 2003. Lastly, the cost of risk generally very low at Dexia, should remain so.

Consolidated financial statements

Consolidated balance sheet (before income appropriation)

	(in millions of EUR) Assets	Notes	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002
I	Cash, central banks and postal checking accounts	2.0	1,258	1,566	2,198
II	Government securities eligible for central bank refinancing	2.1	6,000	7,642	10,886
	A. Banking activity and other		5,898	7,513	8,713
	B. Insurance activity		102	129	2,173
III	Interbank loans and advances		24,560	39,018	29,841
	A. Sight		2,703	4,636	2,523
	B. Other	2.2	21,857	34,382	27,318
IV	Customer loans	2.3	134,370	156,404	157,773
V	Bonds and other fixed-income securities	2.4	66,872	110,369	117,009
	A. Banking activity and other		63,944	103,661	101,588
	1. Government bonds		19,518	35,872	36,345
	2. Other bonds		44,426	67,789	65,243
	B. Insurance activity		2,928	6,708	15,421
VI	Equities and other variable-income securities	2.5	3,812	6,411	4,906
	A. Banking activity and other		2,977	3,165	2,007
	B. Insurance activity		835	3,246	2,899
VII	Long-term investments	2.6	979	1,434	1,883
	A. Investments accounted for by the equity method		509	535	494
	B. Investments at cost		470	899	1,389
	1. Banking activity and other		458	861	1,282
	2. Insurance activity		12	38	107
VIII	Intangible assets		1,194	1,044	1,100
	A. Organization expense and other intangible assets	2.9	175	245	258
	B. Goodwill arising on consolidation	2.8	1,019	799	842
IX	Property and equipment	2.10	1,324	1,995	1,838
X	Unpaid capital		0	0	0
XII	Treasury stock	2.14	121	105	232
XIII	Other assets	2.13	1,652	4,676	5,632
	A. Banking activity and other		1,286	3,916	4,848
	B. Insurance activity		366	760	784
XIV	Accruals and other assets	2.11	15,705	20,716	17,626
	Total assets		**257,847**	**351,380**	**350,924**

	(in millions of EUR) **Liabilities and shareholders' equity**	**Notes**	**Dec. 31, 2000**	**Dec. 31, 2001**	**Dec. 31, 2002**
I	Interbank loans and deposits		37,142	77,079	68,176
	A. Sight		3,098	8,464	7,278
	B. Time	3.1	34,044	68,615	60,898
II	Customer deposits	3.2	52,356	84,007	85,322
	A. Savings accounts		10,368	18,630	19,917
	B. Other deposits		41,988	65,377	65,405
	1. Sight		18,695	22,861	22,713
	2. Time		23,293	42,516	42,692
III	Debt securities	3.3	134,446	140,861	146,505
	A. Banking activity and other		134,230	139,840	137,444
	1. Notes and other bonds		86,137	94,063	94,103
	2. Other		48,093	45,777	43,341
	B. Insurance activity		216	1,021	9,061
IV	Other liabilities	3.12	4,177	4,952	5,413
	A. Banking activity and other		3,443	3,964	4,245
	B. Insurance activity		734	988	1,168
V	Accruals and other liabilities	3.4	13,578	17,042	17,458
VI	Reserves		4,136	10,166	10,821
	A. Reserves for contingencies and charges	3.5	756	1,284	1,471
	B. Provisions for deferred taxes	3.6	634	778	971
	C. Technical provisions of insurance activity	3.5	2,746	8,104	8,379
VII	General banking risks reserve	3.7	1,533	1,925	1,842
VIII	Subordinated debt and hybrid capital instruments	3.8	3,332	6,243	5,583
	A. Banking activity and other		3,332	6,235	5,575
	B. Insurance activity		0	8	8
IX	Capital stock	3.10	3,917	4,685	4,744
X	Additional paid-in capital	3.10	6,061	8,773	8,846
X bis	Commitments to capital increase	3.10	0	0	0
XI	Retained earnings	3.10	935	1,511	1,056
XII	Revaluation reserve	3.10	0	17	8
XIV	Negative goodwill	2.8 - 3.10	303	316	318
XIV bis	Deducted goodwill	2.8 - 3.10	(5,741)	(8,474)	(7,135)
XV	Cumulative translation adjustments	3.10	61	83	(46)
XVI	Minority interests	3.10	548	669	628
XVII	Net income for the year	3.10	1,063	1,525	1,385
	A. Net income for the year		1,001	1,426	1,299
	B. Minority interests in net income for the year		62	99	86
	Total liabilities and shareholders' equity		**257,847**	**351,380**	**350,924**

Consolidated off-balance sheet items

	(in millions of EUR)	Notes	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002
I	**Contingencies**	4.1	5,570	18,846	**23,653**
II	**Financing commitments**	4.2	38,770	48,028	**50,137**
III	**Assets entrusted to the Group**	4.3	222,692	282,421	**276,098**
IV	**Uncalled amounts of share capital**		40	81	**41**
V	**Commitments received**		105,190	165,707	**172,984**
	A. Financing commitments		3,511	7,066	**11,002**
	B. Guarantees received		39,965	73,077	**74,120**
	C. Commitments received by insurance companies		61,714	85,564	**87,862**
VI	**Foreign currency transactions**	4.4	166,685	210,887	**194,299**
	A. Amounts receivable		83,654	105,157	**96,945**
	B. Amounts to be delivered		83,031	105,730	**97,354**
VII	**Financial futures**	4.4	711,515	1,187,966	**1,375,782**
VIII	**Securities transactions**	4.8	7,375	13,568	**12,974**
IX	**Other commitments**		237,720	332,313	**334,193**
	A. Banking activity and other		10,482	11,916	**7,223**
	B. Insurance activity		227,238	320,397	**326,970**

Consolidated statement of income

	(in millions of EUR)	Notes	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002
I	Interest income		14,928	18,325	15,782
	A. Interest income on interbank transactions		3,770	4,291	3,375
	B. Interest income on customer transactions		7,057	8,602	7,801
	C. Interest income on bonds and other fixed-income securities		4,101	5,432	4,606
II	Interest expense		(13,079)	(15,774)	(12,923)
	A. Interest expense on interbank transactions		(3,984)	(5,887)	(4,594)
	B. Interest expense on customer transactions		(1,726)	(2,495)	(2,328)
	C. Interest expense on bonds and other fixed-income securities		(7,369)	(7,392)	(6,001)
III	Income from variable-income securities		77	137	101
	A. Equities and other variable-income securities		39	70	39
	B. Long-term investments	5.1	38	67	62
IV	Commission income	5.2	1,088	1,347	1,217
V	Commission expense	5.2	(215)	(196)	(277)
VI	Income from financial transactions	5.3	701	916	462
VII	Other banking income	5.7	191	547	384
X	Other banking expense[1]	5.7	(178)	(367)	(309)
XXII	Technical and financial margin of insurance activities[2]	5.14	227	709	728
Net banking income		**5.11**	**3,740**	**5,644**	**5,165**
VIII	General operating expense		(1,753)	(3,011)	(2,862)
	A. Staff costs	5.4	(847)	(1,600)	(1,587)
	1. Payroll expense		(677)	(1,271)	(1,241)
	2. Social security costs		(170)	(329)	(346)
	B. Other general operating expense	5.4	(631)	(1,021)	(898)
	1. Taxes other than on income		(52)	(34)	(90)
	2. Other general operating expense		(579)	(987)	(808)
	C. Network commissions		(255)	(344)	(320)
	D. Deferred acquisition costs		(20)	(46)	(57)
IX	Depreciation and amortization		(297)	(325)	(183)
Operating income before allowances			**1,690**	**2,308**	**2,120**
XI	Net losses and allowances for loan losses and off-balance sheet items	5.5	(126)	(295)	(722)
XII	Net gains and recoveries of allowances on long-term investments	5.6	31	13	(36)
XIII	Net allocation to the general banking risks reserve		(101)	41	82
XIV	Amortization of goodwill of fully-consolidated companies		(49)	(56)	(57)
Operating income after allowances			**1,445**	**2,011**	**1,387**
XV	Non-recurring income	5.8	0	0	0
XVI	Non-recurring expense	5.8	0	0	0
XVII	Corporate income tax	5.8. - 5.9	(411)	(534)	(58)
	A. Current taxes		(460)	(542)	(345)
	B. Deferred taxes		49	8	287
Income after taxes of fully-consolidated companies			**1,034**	**1,477**	**1,329**
XVIII	Income and losses from companies accounted for by the equity method		63	58	66
	A. Income		70	77	77
	B. Losses		(7)	(19)	(11)
XIX	Depreciation and amortization of goodwill of companies accounted for by the equity method		(34)	(10)	(10)
Net income before minority interests			**1,063**	**1,525**	**1,385**
XX	Minority interests		62	99	86
XXI	Net income		1,001	1,426	1,299

(1) In order to express the "net banking income", these headings were transferred keeping the numbers of the European directive 86/635

(2) Includes the net income of the insurance activity in the net banking income

1

Basis of consolidation and accounting policies

1.1. Basis of consolidation

Consolidation criteria

The companies included in the consolidated financial statements of the two groups have been determined in accordance with the rules and regulations applicable to their respective parent companies, except where a different treatment is adopted to comply with the requirements of the banking authorities.

In accordance with the 7th European Directive of June 13, 1983, companies that are at least 20%-owned are included in the scope of consolidation.

The consolidated financial statements include the consolidating entity and all of the entity's domestic and foreign subsidiaries.

The consolidating entity is Dexia SA.

Full consolidation method

The full consolidation method is applied to all subsidiaries that are controlled directly or indirectly by the consolidating entity. Control is considered to be exercised when over 50% of the voting rights are held. Companies in which less than 50% of the voting rights are held but over which the consolidating entity exercises de facto control are also fully consolidated.

Proportional method

The proportional method is applied to subsidiaries that are jointly owned and managed by a limited number of shareholders, where the shareholders have agreed that all major strategic and policy decisions are to be made jointly.

Equity method

The equity method is applied to companies over which the consolidating entity exercises significant influence, directly or indirectly.

In principle, significant influence is considered to be exercised when between 20% and 50% of the voting rights are held.

This method is also applied to certain subsidiaries that are over 50%-owned or jointly owned but cannot be fully or proportionally consolidated for legal reasons.

Companies that are 20% to 50%-owned but are not material in relation to the Group as a whole are excluded from the scope of consolidation.

Exclusion of non-material subsidiaries

Certain subsidiaries have been excluded from the scope of consolidation because their inclusion would not have a material impact on consolidated assets, net assets or income.

Subsidiaries are considered as not material if their total assets amount to less than EUR 10 million and represent less than 1% of the total assets of the consolidating entity.

If several subsidiaries are considered as not material, they may be excluded from the scope of consolidation if their aggregate assets are not material.

Changes in the scope of consolidation compared with 2001:

A. Companies consolidated for the first time or no longer consolidated in 2002

Companies fully consolidated for the first time in 2002:

Antkar International BV
Argeus Fonds NV
Asmey BV
Canadian Global Funding
CLF Patrimoniale
Day Nominees Ltd
Dexia BIL Holding (Hong Kong) Ltd
Dexia BIL Nominees Ltd
Dexia Certificaten Nederland NV
Dexia Corporate Services Hong Kong Ltd
Dexia Equities Espagne SA
Dexia Fund Services Belgium SA
Dexia Nominees Hong Kong Ltd
Dexia Securities France Holding SA
Dexia Trust Services Hong Kong Ltd
Enterprise Co.
ESSF UNO BVBA
FCP Strategy Long Short
FSA Global Funding
I Broker Europe SARL
LUFA NV
P. Oudhof & Co NV
Quinta Verdi BV
R2Co
SCI Quai de New-York
T.G. Olieholding II BVBA

Companies no longer fully consolidated in 2002:

Artesia Bank Luxembourg SA
Artesia Invest NV
Artesia Services CV
Axiom Risques & Finance Management SA
BACOB Bank NV
BACOB Holding Gmbh Wien
Banque Artesia SA
Banque Artesia Curaçao NV
Banque Vernes Artesia SA
Biliam Ltd
Cordius Asset Management NV
Cortal SA
Cregem Conseil Luxembourg SA
Dexia Finance Company SA
Dexia Kommunbank AB
Dexia Multigestion France SA
Dexia Nordic Private Bank SA
Dexia Prigestion France SA
Dexia Società di Intermediazone Mobiliare Italia Spa
Dexia Ventures SA
Financière Opale SA
Geslease (Fima) SA
Hôtel de Bocholz SA
I Broker Benelux Participating BV
Kristal ESV/GIE
Lex 2000 SA
Luxstar SA
Prigérance SA
Stevast SA
Vennootschap voor het behoud van Historische Gebouwen NV

Companies proportionally consolidated for the first time in 2002:
Financière Centuria SAS
Lex 2000
Société Espace Léopold SA

Companies no longer proportionally consolidated in 2002:

Fortior Holding
Intelli Partners Ltd

Companies accounted for by the equity method for the first time in 2002:
Conception et Coordination Léopold SA
Fortior Holding SA
Forum Léopold SA
Justinvest Antwerpen NV
Projet Roosevelt SA
Promotion Léopold SA
Truman Capital Founders LLC

Companies no longer accounted for by the equity method in 2002:
Banimmo Management Company Bremco
Banimmo Real Estate BRE
Dexia JMF Asset Management Malaysia Sdn Bhd
E. Sun Securities Investment Trust Corp
Mega SA
MT Développement SA
VDK Spaarbank
Zebank SA

B. Changes in the Group's interest percentage

The interest percentage of the group in most of the hub-and-spoke branches decreased from 51% to 26%.

An increase is recorded in the following cases:

Conception et Coordination Léopold SA from 16.75% to 38.75%
Fortior Holding from 25% to 39.94%
Forum Léopold SA from 16.5% to 38%
DVV Insurance SA from 82.664% to 99%
Promotion Léopold SA from 16.5% to 38%

C. Changes in corporate names

New name	Old name
Antexia Gestion	Antares Gestion
Artesia Ireland Unlimited	Dexia Investment Ireland
AusBIL Dexia Ltd	Dexia AusBIL Partners Australia Ltd
Dexia Auto Lease SA	Artesia Auto Lease SA
Dexia BIL Holding (Hong Kong) Ltd	NT Butterfield Holding Bermuda
Dexia Capital Ireland Ltd	Artesia Dublin
Dexia Assurance Services France SA	Dexia Courtage France SA
Dexia Factors SA	Artesia Factors SA
Dexia Financial Products Inc	Artesia Delaware Inc
Dexia Financial Services Ireland	Artesia Financial Services
Dexia Insurance Services AG	Dexia Deutschland AG
Dexia Investments Ireland	Artesia Ireland Plc
Dexia Overseas Ltd	Artesia Overseas Ltd
Dexia Securities Belgium	Artesia Securities
Dexia Securities Services Custudy NV	CDC Labouchere Securities Services Custody NV
Dexia Securities Services NV	CDC Labouchere Securities Services NV
Dexia Securities USA	Kempen & Co USA
Experta Corporate and Trust Services SA	Compagnie Financière BIL SA
Isabel SA	Isaserver NV
Rekord Finanzdienstleistung AG	Rekord Versicherungsvermittlung und Betreuungsgesellschaft für Selbständige mbH & Co KG
Virtual Markets Assurance	Kensington Group

1.2. Subsidiaries, equity-accounted enterprises, affiliated enterprises and enterprises in which the Group holds rights representing at least 10% of the issued capital

1.2.A. Fully-consolidated subsidiaries

Name	Head Office	% of capital held	Business code
3B Investments Nederland BV	Herengracht 182 NL-1016 BR Amsterdam	100	21
Adea SA	Place Xavier Neujean B-4000 Liège	100	9
Alfimava BV	Herengracht 539-543 NL-1017 BW Amsterdam	100	20
Almafinex BV	Herengracht 539-543 NL-1017 BW Amsterdam	100	20
Andumaco BV	Herengracht 182 NL-1016 BR Amsterdam	100	21
Angévine de Participations SA	37-39, rue d'Anjou F-75008 Paris Cedex 08	99.90	19
Antkar International BV	Chuchubiweg 17 Curaçao - Neth. Antilles	100	43
Arceba BV	Herengracht 182 NL-1016 BR Amsterdam	100	21
Argenteuil de Participation	15, rue des Pyramides F-75001 Paris	100	21
Argeus Fonds NV	Herengracht 182 NL-1016 BR Amsterdam	100	13
Artesia Administratiekantoor BV	Herengracht 539-543 NL-1017 BW Amsterdam	100	18
Artesia Asset Management NL BV	Herengracht 539-543 NL-1017 BW Amsterdam	100	21
Artesia Bail SA (Centrabail SA)	15, rue des Pyramides F-75001 Paris	100	1
Artesia Bedrijfsfinanciering BV	Herengracht 539-543 NL-1017 BW Amsterdam	100	21
Artesia Beleggingsmaatschappij BV	Herengracht 539-543 NL-1017 BW Amsterdam	100	21
Artesia CMBS Inc.	710, N.W.Juniper St., Suite 202 Issaquah, WA 98027 - USA	100	21
Artesia Finance NV	Herengracht 539-543 NL-1017 BW Amsterdam	100	21
Artesia International Finance NV	Polarisweg 35 pb 767 Curaçao - Neth. Antilles	100	49
Artesia Italia SRL	Studio Tributario Societario Via dei Giardini 7 I-20121 Milano	100	21
Artesia Lease SA	Avenue Livingstone 6 B-1000 Brussels	100	5
Artesia Leasing & Renting SA	Avenue Livingstone 6 B-1000 Brussels	100	5
Artesia Mortgage Capital Corporation	1180 NW Maple Street # 202 Issaquah, WA 98027 - USA	100	21
Artesia North America	1209 Orange Street Wilmington, New Castle, Delaware - USA	100	21
Artesia Ventures BV	Herengracht 539-543 NL-1017 BW Amsterdam	100	49
Artesialux Finance SA	10A, boulevard Royal L-2039 Luxembourg	100	49
Artesimmo I SA	Boulevard du roi Albert II 30 boîte 55 B-1000 Brussels	100	31

Name	Head Office	% of capital held	Business code
Artesimmo III SA	Boulevard du roi Albert II 30 boîte 55 B-1000 Brussels	85.266	31
Asmey BV	Beethovenstraat 300 NL-1077 ZW Amsterdam	100	49
Assurance Asset Management Cy AAMC NV	Van Breestraat 2 B-2018 Antwerpen	100	31
Assuranjou SARL	37-39, rue d'Anjou F-75008 Paris Cedex 08	100	28
Atlas Venture Partners III BV	Herengracht 182 NL-1016 BR Amsterdam	100	21
Atlas Venture Partners IV BV	Herengracht 182 NL-1016 BR Amsterdam	100	21
AusBIL Dexia Limited	Level 23, Veritas House, 207 Kent Street Sydney NSW 2000 Australia	51	10
BACOB Finance Luxembourg SA	62, avenue Victor Hugo L-1750 Luxembourg	100	7
BACOB Finance Nederland NV	Maliebaan 15 NL-3503 RA Utrecht	100	21
BACOB Re SA	62, avenue Victor Hugo L-1750 Luxembourg	100	27
Bancoval SA	Fernando el Santo 20 E-28010 Madrid	50.86	1
Bancoval Activos SA	Fernando el Santo 20 E-28010 Madrid	100	14
Banque Artesia Nederland NV	Herengracht 539-543 NL-1017 BW Amsterdam	100	1
Beheer en Beleggingsmaatschappij Robeem NV	Herengracht 182 NL-1016 BR Amsterdam	100	21
Beheermaatschappij Wedo BV	Herengracht 182 NL-1016 BR Amsterdam	100	21
Beleggingsmaatschappij Hekendorp BV	Herengracht 182 NL-1016 BR Amsterdam	100	21
Beleggingsmaatschappij Morsinkhof BV	Herengracht 182 NL-1016 BR Amsterdam	100	21
Belstar Assurances SA	Riverside Business Park Boulevard International 55 boîte 37 B-1070 Brussels	100	28
Benito Holding BV	Herengracht 182 NL-1016 BR Amsterdam	100	21
Berova Holding BV	Herengracht 182 NL-1016 BR Amsterdam	100	21
Bewaarbedrijf Artesia Nederland NV	Herengracht 539-543 NL-1017 BW Amsterdam	100	21
BIL Invest NV	Pietermaai 15, PO Box 564 Curaçao - Neth. Antilles	100	10
BIL Part Investments NV	Pietermaai 15, PO Box 564 Curaçao - Neth. Antilles	100	7
BIL Lease SA	14-16, avenue Pasteur L-2310 Luxembourg	100	5
Bolsa Verde NV	Herengracht 182 NL-1016 BR Amsterdam	100	7
Brussels Business Center SA	Boulevard du roi Albert II 30 B-1000 Brussels	100	31
Canadian Global Funding	P.O Box 1984 GT, Elizabethan Square Grand Cayman - British West Indies	0	49

Name	Head Office	% of capital held	Business code
CEB Fin - DKB Fin SA	Rue des Clarisses 38 B-4000 Liège	100	9
Centrum voor Informatica NV (CEVI)	Bisdomplein 3 B-9000 Gent	51	34
CIGER SA	Rue de Néverlée 12 Parc Industriel de Rhisnes B-5020 Namur	51	34
CLFG Corp.	350 Park Avenue New York, NY 10022 - USA	100	47
CLF Patrimoniale	7 à 11, quai André Citroën F-75015 Paris	100	31
Copharma Industries United	Washingtonstreet 10 IRL-Cork	15.40	21
Cordius Advisory SA	Rue de Trèves 25 B-1040 Brussels	100	14
Corona SA	Avenue de la métrologie 2 B-1130 Brussels	100	28
Crediop BV	Rokin 55 - P.O. Box 990 NL-1000 AZ Amsterdam	100	1
Crediop Overseas Bank Ltd	P.O. Box 707 - West Bay Road Grand Cayman - British West Indies	100	1
Daclivio BV	Herengracht 182 NL-1016 BR Amsterdam	100	21
Damdrie Beheer BV	Herengracht 182 NL-1016 BR Amsterdam	100	21
Damzeven Beheer BV	Herengracht 182 NL-1016 BR Amsterdam	100	21
Day Nominees Ltd	Garden Road 1 26F Bank of China Tower Hong Kong	100	10
Deelnemingsmaatschappij Halley BV	Keizersgracht 617 NL-1000 AV Amsterdam	100	21
Dexia Asset Management Alternative Dublin Ltd	Fitzwilton Place IRL-Dublin 2	100	14
Dexia Asset Management (Asia) Ltd	Raffles Place 42-01 9 HEX22-01 Republic Plaza 048619 Singapore	100	19
Dexia Asset Management Belgium SA	Boulevard Pachéco 44 B-1000 Brussels	100	19
Dexia Asset Management France SA	Washington Plaza 40, rue Washington F-75008 Paris Cedex 8	100	19
Dexia Asset Management Japan KK	Fukoku Life Building 2-2, Uchisaiwaicho 2-chome, Chiyoda-ku Tokyo - Japan	99.97	19
Dexia Asset Management Luxembourg SA	283, route d'Arlon L-1150 Luxembourg	100	19
Dexia Asset Management PTY Ltd	207 Kent Street Level 23, Veritas House Sydney NSW 2000 Australia	100	19
Dexia Assurance Services France SA	3, avenue Claude Guillemin Site du BRGM F-45100 Orléans	100	30

Name	Head Office	% of capital held	Business code
Dexia Australia PTY Ltd	207 Kent Street Level 23, Veritas House Sydney NSW 2000 Australia	100	47
Dexia Auto Lease NV	Avenue Livingstone 6 B-1000 Brussels	100	5
Dexia Bail	7 à 11, quai André Citroën F-75015 Paris	100	5
Dexia Bank Nederland NV	Herengracht 182 NL-1016 BR Amsterdam	100	1
Dexia Banque SA	Boulevard Pachéco 44 B-1000 Brussels	100	1
Dexia Banque Internationale à Luxembourg SA	69, route d'Esch L-2953 Luxembourg	99.85	1
Dexia Banque Privée France SA	37-39, rue d'Anjou F-75008 Paris Cedex 08	100	1
Dexia BIL Asia Singapore Ltd	Raffles Place 9 HEX 22-01 Republic Plaza 048619 Singapore	100	50
Dexia BIL Holding (Hong Kong) Ltd (ex-NT Butterfield)	Garden Road 1 26F Bank of China Tower Hong Kong	80	10
Dexia BIL (HK) Investment Advisors Ltd	1 Connaught Place Suite 2220 Jardine House Hong Kong	100	19
Dexia BIL Nominees Ltd.	Garden Road 1 26F Bank of China Tower Hong Kong	100	1
Dexia Capital Ireland Ltd	6 George's Dock IRL- IFSC Dublin 1	100	49
Dexia Certificaten Nederland NV	Beethovenstraat 300 NL-1077 WZ Amsterdam	100	21
Dexia CLF Banque SA	7 à 11, quai André Citroën F-75015 Paris	84	1
Dexia CLF Immo SA	1, rue Foucault F-75116 Paris	100	10
Dexia CLF Lease Services SAS	7 à 11, quai André Citroën F-75015 Paris	49	5
Dexia Corporate Services Hong Kong Ltd	Garden Road 1 26F Bank of China Tower Hong Kong	100	1
Dexia Crediop S.p.a.	Via Venti Settembre 30 I-00187 Roma	70	1
Dexia Crédit Local SA	7 à 11, quai André Citroën F-75015 Paris	100	1
Dexia Crédits Logement SA	Boulevard Pachéco 44 B-1000 Brussels	100	6
Dexia Custody Services (Nederland) NV	Herengracht 182 NL-1016 BR Amsterdam	100	19
Dexia Delaware LLC	East North Street 15 Delaware 1991 19901 Dover - USA	100	49
Dexia Epargne Pension SA	7 à 11,quai André Citroën F-75015 Paris	100	25
Dexia Equities Espagne SA		100	
Dexia Factors SA	Avenue Livingstone 6 B-1000 Brussels	100	15
Dexia Finance SA	7 à 11, quai André Citroën F-75015 Paris	100	20
Dexia Financial Products Inc. (ex-Artesia Delaware Inc.)	1209 Orange Street Wilmington, New Castle, Delaware - USA	100	21

Name	Head Office	% of capital held	Business code
Dexia Financial Services Ireland	6, George's Dock IRL - IFSC Dublin 1	100	13
Dexia Flobail SA	7 à 11, quai André Citroën F-75015 Paris	100	5
Dexia Fund Services Belgium SA	Rue Royale 180 B-1000 Brussels	100	11
Dexia Fund Services Cayman Ltd	Ugland House 309 BWI George Town Grand Cayman - British West Indies	100	13
Dexia Fund Services Dublin Ltd	Georges Quai House 43 Townsend Street IRL-Dublin 2	100	13
Dexia Fund Services France SA	37-39, rue d'Anjou F-75008 Paris	99.99	19
Dexia Fund Services Italia S.p.a.	Via Mesina 38 I-20154 Milano	100	47
Dexia Fund Services Singapore PTE Ltd	Raffles Place 42-01 9 Republic Plaza 048619 Singapore	100	36
Dexia Funding Netherlands BV	Atrium 7th floor Strawinskylaan 3105 NL-1077 ZX Amsterdam	100	49
Dexia Generali Santé SA	3, avenue Claude Guillemin Site du BRGM F-45100 Orléans	50.10	30
Dexia Holding Inc.	350 Park Avenue New York, NY 10022 - USA	100	10
Dexia Hypothekenbank Berlin AG	Charlottenstrasse 82 D-10969 Berlin	50.50	1
Dexia Immo Lux Conseil SA	69, route d'Esch L-2953 Luxembourg	51	14
Dexia Insurance SA	Avenue des Arts 23 B-1000 Brussels	100	28
Dexia Insurance & Pensions Services SA	2, rue Nicolas Bové L-1253 Luxembourg	100	25
Dexia Insurance Services AG	Innere Kanalstrasse 69 D-50823 Köln	100	10
Dexia Invest Conseil SA	14, rue du quatre septembre F-75002 Paris	73	20
Dexia Investments Ireland SA	6 George's Dock IRL - IFSC Dublin 1	100	49
Dexia Investments Luxembourg SA	69, route d'Esch L-2953 Luxembourg	100	10
Dexia Kommunalkredit Holding GmbH	Turkenstrasse 9 A-1092 Wien	100	7
Dexia Lease Belgium SA	Boulevard Pachéco 44 B-1000 Brussels	100	5
Dexia Life & Pensions SA	69, route d'Esch L-2953 Luxembourg	100	19
Dexia Mahé Vendôme SA	6, place Vendôme F-75001 Paris	100	19
Dexia Management Services Ltd	55, Tufton Street Westminster London SW 1P3QF - UK	100	1
Dexia Municipal Agency	7 à 11, quai André Citroën F-75015 Paris	100	1
Dexia Nominees Hong Kong Ltd	Garden Road 1 26F Bank of China Tower Hong Kong	100	1
Dexia Overseas Ltd	P.O.Box 2003 George Town Grand Cayman - British West Indies	100	21

Name	Head Office	% of capital held	Business code
Dexia Partenaires France SA	2, rue de Messine F-75008 Paris	100	10
Dexia Petersen-Hinrichsen Private Bank Denmark A/S	Nygade 4 DK-1164 København	100	1
Dexia Petersen-Hinrichsen Holding Denmark	Nygade 4 DK-1164 København	79.71	1
Dexia Prévoyance France SA	3, avenue Claude Guillemin Site BRGM F-45100 Orléans	67	30
Dexia Privatbank Schweiz AG	Beethovenstrasse 48 CH-8039 Zürich	100	1
Dexia Private Bank Jersey Ltd	Victoria Chambers 12 Liberation Square St Helier JE 49NE - Jersey - Channel Islands	100	1
Dexia Régions Bail SA	7 à 11, quai André Citroën F-75015 Paris	100	5
Dexia Rekord AG	Grafenberger Allee 277-287 D-40237 Düsseldorf	100	30
Dexia Sabadell Banco Local	Paseo de las 12 Estrellas, 4 *Campo de las Naciones* E-28042 Madrid	60	1
Dexia Securities Belgium NV	Boulevard du roi Albert II 30 boîte 55 B-1000 Brussels	100	11
Dexia Securities France SA	112, avenue Kléber F-75116 Paris	100	11
Dexia Securities France Holding SA	112, avenue Kléber F-75015 Paris	100	10
Dexia Securities Services NV	Beethovenstraat 300 NL-1077 WZ Amsterdam	100	1
Dexia Securities Services Custody NV	Keizersgracht 617 NL-1000 AV Amsterdam	100	19
Dexia Securities USA Inc.	747 Third Avenue New York NY 10017 - USA	100	1
Dexia Société de Crédit SA	Rue des Clarisses 38 B-4000 Liège	100	6
Dexia Sofaxis Services	F-18020 Bourges Cedex	100	47
Dexia Trust Services Hong Kong Ltd.	Garden Road 1 26F Bank of China Tower Hong Kong	100	1
Dexia Trust Services Jersey Ltd	Commercial House, 330 Commercial Street St Helier JE4 8YL - Jersey - Channel Islands	100	47
Dexia Trust Services Singapore Ltd	Raffles Place 42-01 9 Republic Plaza 048619 Singapore	100	21
Dexia Versicherungsvermittlungs AG	Innere Kanalstrasse 69 D-50823 Köln	100	30
DH Constructief Beheer BV	Keizersgracht 617 NL-1000 AV Amsterdam	100	21
DMS Holding BV	Herengracht 182 NL-1016 BR Amsterdam	100	21
Druke BV	de Ruijterkade 58A Willemstad - Curaçao Neth. Antillies	100	21
D.Tjepkema BV	Herengracht 182 NL-1016 BR Amsterdam	100	21
DW-Les AP Finance SA	2, rue Nicolas Bové L - 1253 Luxembourg	100	7
DW Investments NV	Herengracht 538-543 NL - 1017 BW Amsterdam	100	7

Name	Head Office	% of capital held	Business code
DVV Insurance SA	Avenue Livingstone 6 B-1000 Brussels	99.39	28
Echo Dublin United	Washingtonstreet 10 IRL-Cork	14.23	21
Ecupar Conseil SA	Boulevard Royal 10a L-2093 Luxembourg	100	14
Eleaco BV	Herengracht 182 NL-1016 BR Amsterdam	100	21
Electro Beleggingen BV	Herengracht 182 NL-1016 BR Amsterdam	100	21
Ely Fund Managers Holding Ltd	Audrey House Ely Place London EC1N 6SW - UK	100	19
Ely Fund Managers Ltd	Audrey House Ely Place London EC1N 6SW - UK	100	19
Ely Fund Managers (EBT) Ltd	Audrey House Ely Place London EC1N 6SW - UK	100	47
Enterprise Co.	Queensgate House Grand Cayman - British West Indies	29	49
ES Form SARL	F-18020 Bourges Cedex	100	47
ESSF UNO BVBA	Beethovenstraat 300 NL-1077 ZW Amsterdam	100	19
Eural Banque d'épargne SA	Boulevard du roi Albert II 30 boîte 2 B-1000 Brussels	100	1
Eurco AG	Neugasse 6 CH-8005 Zürich	99.97	28
Eurco Ireland Ltd	International Financial Services Centre 6 George's Dock IRL-Dublin 1	99.56	28
Eurcolux SA	2, rue Nicolas Bové L-1235 Luxembourg	100	28
Eurco Re Ltd	International Financial Services Centre 6 George's Dock IRL-Dublin 1	99.86	28
Eurco Rück AG	Neugasse 6 CH-8005 Zürich	99.98	28
Eurco SA	2, rue Nicolas Bové L-1235 Luxembourg	100	28
Exel Conseils SA	2, rue de Messine F-75008 Paris	100	17
Experta Corporate and Trust Services SA	69, route d'Esch L-2953 Luxembourg	100	10
Experta Immobilien AG	Steinengraben 23 CH-4200 Basel	100	16
Experta Management SA	69, route d'Esch L-2953 Luxembourg	100	19
Exploitatie Maatschappij Hereg BV	Herengracht 538-543 NL-1017 BW Amsterdam	100	31
FCA International BV	Herengracht 182 NL-1016 BR Amsterdam	100	21
FCP CLF Rendement OPCVM	46, avenue de la Grande Armée F-75017 Paris	100	13
FCP Fondexia OPCVM	Washington Plaza 40, rue Washington F-75008 Paris	100	13

Name	Head Office	% of capital held	Business code
FCP Strategy Long/Short	66, rue de la Chaussée d'Antin F-75009 Paris	100	13
Fidexis SA	Rue de la Charité 13-17 B-1210 Brussels	51	48
Fiduciaire Artesia SA	Boulevard du roi Albert II 30 boîte 55 B-1000 Brussels	100	23
Financial Security Assurance Holding Ltd	350 Park Avenue New York, NY 10022 - USA	97.98	10
Financial Security Assurance Inc.	350 Park Avenue New York, NY 10022 - USA	100	28
Financial Security Assurance International Ltd	3 Bermudiana Road POBox HM 1272 Hamilton, Bermuda	80	28
Financial Security Assurance Ltd	167 Macquarie Street Sydney, Autralia	100	47
Financial Security Assurance UK Ltd	1 Angel Court London SE1 2GZ - UK	100	28
Financière des Pyramides SA	15, rue des Pyramides F-75001 Paris	99.1	21
First European Transfer Agent SA	Rue Jean Monnet 5 L-1017 Luxembourg	100	13
Floral SA	7 à 11, quai André Citroën F-75015 Paris	100	49
Floreoco BV	Herengracht 182 NL-1016 BR Amsterdam	100	21
Fonds Mercator SA	Meir 85 B-2000 Antwerpen	100	47
FSA Asset Management LLC	350 Park Avenue New York, NY 10022 - USA	100	19
FSA Capital Markets Services LLC	350 Park Avenue New York, NY 10022 - USA	100	19
FSA Capital Management Services LLC	350 Park Avenue New York, NY 10022 - USA	100	19
FSA Global Funding Ltd (Cayman)	PO box 1093 GT Compass Center 2nd floor Crewe Road Grand Cayman - British West Indies	29	19
FSA Insurance Company	350 Park Avenue New York, NY 10022 - USA	100	28
FSA Portfolio Management Inc.	350 Park Avenue New York, NY 10022 - USA	100	10
Fynergie SA	Rue de Trèves 25 B-1040 Brussels	100	32
Gecopar SA	Boulevard du roi Albert II 30 boîte 55 B-1000 Brussels	100	14
Gesfin (RV FINANCE)	Place Xavier Neujean 1, 3e étage B-4000 Liège	100	29
Global Property Research BV	Herengracht 182 NL-1016 BR Amsterdam	100	21
GRH Informatique GIE	F-45100 Orleans	100	34
Hamburger CMS BV	Herengracht 182 NL-1016 BR Amsterdam	100	21
I.B. Finance SA	69, route d'Esch L-2953 Luxembourg	100	10
I Broker Europe SAR.L.	12, rue Léon Thyes L-2636 Luxembourg	66	34
IFAX SA	F-18020 Bourges Cedex	70	30
I-J Oever I BV	Keizersgracht 617 NL-1000 AV Amsterdam	100	31

Name	Head Office	% of capital held	Business code
I-J Oever II BV	Keizersgracht 617 NL-1000 AV Amsterdam	100	31
I-J Oever III BV	Keizersgracht 617 NL-1000 AV Amsterdam	100	21
I-J Oever IV BV	Keizersgracht 617 NL-1000 AV Amsterdam	100	21
Immo 26 SA	Montagne du Parc 4 B-1000 Brussels	97.4	31
Immo Artesia SA	Boulevard du roi Albert II 30 boîte 55 B-1000 Brussels	100	31
Immobiliengesellschaft Gartenstrasse AG	Bahnhofstrasse 23 CH-6301 Zug	100	32
Immorente SA	Boulevard du roi Albert II 30 boîte 55 B-1000 Brussels	100	31
Independent Investment Management Ltd	Audrey House Ely Place London EC1N 6SW - UK	100	19
Intereffect Rente Groei II NV	Herengracht 182 NL-1016 BR Amsterdam	100	
Junix Invest BV	Herengracht 182 NL-1016 BR Amsterdam	100	21
Kempen Capital Management NV	Herengracht 182 NL-1016 BR Amsterdam	100	19
Kempen Capital Management (UK) Ltd	60 Melville Street Edinburgh EH3 7HF - UK	100	19
Kempen Deelnemingen BV	Herengracht 182 NL-1016 BR Amsterdam	100	10
Kempen Finance BV	Herengracht 182 NL-1016 BR Amsterdam	100	20
Kempen Management BV	Herengracht 182 NL-1016 BR Amsterdam	100	20
Kempen Management Services Ltd	Eaton House Seaton Place St Helier - Jersey - Channel Islands	100	20
Kempen Suisse SA	49, rue du Rhône CH-1204 Geneva	100	19
Kempen Trust NV	Herengracht 182 NL-1016 BR Amsterdam	100	20
Kempen Trust Antilles NV	de Ruijterkade 58A Willemstad - Curaçao - Neth. Antilles	100	19
L.A.B.S. NV	Keizersgracht 617 NL-1000 AV Amsterdam	100	15
L.A.B.S. II NV	Keizersgracht 617 NL-1000 AV Amsterdam	100	15
L.A.B.S. III NV	Keizersgracht 617 NL-1000 AV Amsterdam	100	15
L.A.B.N. NV	Keizersgracht 617 NL-1000 AV Amsterdam	100	15
L.A.B.N. II NV	Keizersgracht 617 NL-1000 AV Amsterdam	100	15
L.A.B.P.S. NV	Keizersgracht 617 NL-1000 AV Amsterdam	100	15
Labouchere Beheer BV	Keizersgracht 617 NL-1000 AV Amsterdam	100	19
Labouchere Liquiditeitenfonds NV	Keizersgracht 617 NL-1000 AV Amsterdam	99.9	13
Legio Callcentre Services BV	Schipholweg 5-7 NL-2300 AS Leiden	100	21
Livingstone Building NV	Van Brestraat 2 B-2018 Antwerpen	100	31

Name	Head Office	% of capital held	Business code
Logins NV	Mommaertslaan 16a B-1831 Diegem	100	34
LUFA NV	Landhuis Joonchi 837 Curaçao - Neth. Antilles	100	21
Maatschappij tot Exploitatie van Onroerende Goederen Plaats BV	Herengracht 538-543 NL-1017 BW Amsterdam	100	31
Managementmaatschappij Tolsteeg BV	Herengracht 182 NL-1016 BR Amsterdam	100	21
Mandataria Fiduciaire SA Mandataria Treuhand AG	Bahnhofstrasse 23 P.O. 858 CH-6301 Zug	100	23
Marais Investissements SARL	15, rue des Pyramides F-75001 Paris	99.80	21
MK Particuliere Participatie Maatschappij BV	Herengracht 182 NL-1016 BR Amsterdam	100	21
Nederlandse Standaard Bank IJ	Keizersgracht 617 NL-1000 AV Amsterdam	100	21
Novolease SA	Boulevard du roi Albert II 30 boîte 55 B-1000 Brussels	100	5
Otzar Hashilton Hamekomi	3, Heftman street Tel Aviv 64737 - Israel	45.31	1
P. Oudhof & Co NV	Beethovenstraat 300 NL-1077 ZW Amsterdam	100	14
Parfibank SA	Boulevard du Régent 40 B-1000 Bruxelles	100	1
Parfipar SA	10a, boulevard Royal L-2039 Luxembourg	100	21
Particuliere begeleiding en advisering PBA BV	Herengracht 538-543 NL-1017 BW Amsterdam	51	6
Pembroke Asset Management Ltd	Audrey House Ely Place London EC1N 6SW - UK	100	19
Pembroke Asset Management Nominees Ltd	Audrey House Ely Place London EC1N 6SW - UK	100	21
Publifisque BV	Herengracht 182 NL-1016 BR Amsterdam	100	21
Pvrá Komunálna Banka	Hodzova ul. 11 010 11 Zilina - Slovakia	78.98	1
Quinta Verdi BV	Beethovenstraat 300 NL-1077 ZW Amsterdam	100	14
R2Co.	Queensgate House Grand Cayman - British West Indies	29	29
Realex SA	Rue de la Loi 99-101 B-1000 Brussels	100	31
Rekord Management & Consulting AG, Appenzell	Weissbadstrasse 14 CH-9050 Appenzell	100	28
Rekord Finanzdienstleistung AG	Grafenberger Allee 277-287 D-40237 Düsseldorf	100	30
RV Assurances	Place Xavier Neujean 1, 3e étage B-4000 Liège	100	28
SCI du 15 rue des Pyramides	15, rue des Pyramides F-75001 Paris	100	21
SCI Quai de New York	1, rue Foucault F-75116 Paris	100	31
Securifund NV	22-24 Castorweg Curaçao - Neth. Antilles	99.28	21
Sivart SA	Boulevard du roi Albert II 30 boîte 55 B-1000 Brussels	100	47
SNC Sofcah	F-18020 Bourges Cedex	100	30
SNC Sofcap	F-18020 Bourges Cedex	100	30

Name	Head Office	% of capital held	Business code
SNC Sofim	F-18020 Bourges Cedex	100	47
Soca-retraite SARL	15, rue des Pyramides F-75001 Paris	99.80	21
Société d'investissement Suisse Luxembourgeoise SA	69, route d'Esch L-2953 Luxembourg	100	10
Socimbal SA	Steinengraben 22 CH-4200 Basel	100	10
Sofca SA	F-18020 Bourges Cedex	99.99	47
Sofca Investissements SA	F-18020 Bourges Cedex	100	47
Sogeval SA	Avenue Livingstone 6 B-1000 Brussels	100	14
Soprex SA	Steinengraben 22 CH-4200 Basel	100	10
Stehouwer en van Rees BV	Herengracht 182 NL-1016 BR Amsterdam	100	21
Stip BV	Herengracht 182 NL-1016 BR Amsterdam	100	21
Stip Beheer BV	Herengracht 182 NL-1016 BR Amsterdam	100	21
T.G. Olieholding II BVBA	Beethovenstraat 300 NL-1077 ZW Amsterdam	100	19
Transaction Services Corporation	350 Park Avenue New York, NY 10022 - USA	100	47
Van Lieshout & Partners NV	Maliebaan 45 NL-3581 CD Utrecht	100	19
Vernes Gestion SNC	15, rue des Pyramides F-75001 Paris	100	19
WGH Informatique SA	Avenue de l'Expansion 7 B-4432 Ans (Alleur)	100	34
Windmill BV	Herengracht 182 NL-1016 BR Amsterdam	100	21
Other subsidiaries	Five subsidiaries of less importance for consolidation purposes, and which when mentioned by name could mean a major commercial disadvantage		

1.2.B. Non-consolidated subsidiaries

Name	Head Office	% of capital held	Reason for exclusion	Business code
Alazee Corp.	De Castro Street 24 - Wickham Cay 1 Tortola - British Virgin Islands	100	Not material	19
Anjou Immobilier SA	37-39, rue d'Anjou F-75008 Paris Cedex 08	99.88	Not material	16
Assuréco SA	7 à 11, quai André Citroën F-75015 Paris	99.99	Not material	22
Astris Finance	1730 K. Street, N.W., Suite 900 Washington, DC 20006 - 3845 - USA	55	Not material	20
Aurea Finance Company SA	50, rue Basse L-7307 Steinsel	50.01	To be sold	19
BIL Trust Guernsey Ltd	Canada Court 14 Upland Road St Peter Port GY1 4LE Guernsey - Channels Islands	100	Not material	21
Boonefaes Verzekeringen NV	Sint-Walburgepark 1 B-8360 Veurne	98.67	Not material	30

Name	Head Office	% of capital held	Reason for exclusion	Business code
CLF Badger SA	7 à 11, quai André Citroën F-75015 Paris	99.92	Not material	10
CLF Marne La Vallée SA	7 à 11, quai André Citroën F-75015 Paris	99.76	Not material	10
Concept Management SA	69, route d'Esch L-2953 Luxembourg	99.98	Not material	19
Deschuytter Verzekeringen NV	Hondstraat 34 B-8970 Poperinge	99.96	Not material	30
Dexia Asset Management SGO	40, rue Washington F-75008 Paris	100	Not material	19
Dexia Éditions SARL	7 à 11, quai André Citroën F-75015 Paris	99.72	Not material	45
Dexia Nominees Jersey Ltd	Church Street 2-6 1427 St Helier JE4 2YN Jersey - Channel Islands	100	Not material	21
Dexia Nominees Singapore PTE Ltd	Raffles Place 42-01 9 HEX 22-01 Republic Plaza 048619 Singapore	100	Not material	21
Dexia Nominees (UK) Ltd	4 Battle Bridge Lane Shackleton House, Hay's Galleria London SE1 2GZ - UK	100	Not material	21
Dexia Réalisation	7 à 11, quai André Citroën F-75015 Paris	100	Not material	41
Dexia Secretaries Jersey Ltd	Church Street 2-6 300 JE4 8YL St Helier - Jersey	100	Not material	21
Dexia Services Jersey Ltd	Church Street 2-6 300 St Helier JE4 8YL Jersey - Channel Islands	100	Not material	41
Dexia Trustees Jersey Ltd	Church Street 2-6 300 St Helier JE4 8YL Jersey - Channel Islands	100	Not material	23
Dexint Développement	76, rue de la Victoire F-75009 Paris	99.76	Not material	20
DVV Deurne NV	Schotensesteenweg 15 B-2100 Deurne	70	Not material	30
DVV Zakenkantoor Ieper NV	Meensestraat 43 B-8900 Ieper	99	Not material	30
DVV Zakenkantoor Leuven NV	Bondgenotenlaan 131 B-3000 Leuven	99.96	Not material	30
Europrojet Développement SA	7 à 11, quai André Citroën F-75015 Paris	99.94	Not material	20
FCP Multimanagement SA	69, route d'Esch L-1470 Luxembourg	100	Not material	14
Finance Television BV	Hoogte Kadijk, F25 143 NL-1018 BH Amsterdam	100	Not material	21
Fonds HBB Invest	Mainzer Landstrasse 16 D-60325 Frankfurt-am-Main	100	Not material	19
FSA Administrative Services LLC	350 Park Avenue New York, NY 10022 - USA	100	Not material	20
FSA Services Inc.	350 Park Avenue New York, NY 10022 - USA	100	Not material	20
FSA Services (Australia) Pty Ltd		100	Not material	
Global Structured Finance	445 Park Avenue New York, NY 10022 - USA	75	Not material	20
Hyperent	Arabellastrasse 27 D-81925 München	10	Not material	19

Name	Head Office	% of capital held	Reason for exclusion	Business code
Koffour SA	180, rue des Aubépines L-1145 Luxembourg	100	Not material	7
Koffour SA	24, De Castro Street Wickhams Cay 1 Tortola - British Virgin Islands	100	Not material	10
Kofis Leasing	Jana Milca 6 10 01 Zilina - Slovakia	100	Not material	5
K.S.R. Spol sro	Jana Milca 6 010 01 Zilina - Slovakia	100	Not material	36
Lirepa SA	69, route d'Esch L-2953 Luxembourg	100	Not material	10
Lothbury Nominees Ltd	Battle Bridge Lane, Shackleton House London SE1 2GZ - UK	100	Not material	35
Marianne Village	5, avenue Kleber F-75016 Paris	49.12	Not material	20
Mittelständische Unternehmensberatungs-Vermittlung Düsseldorf	Grafenberger Allee 277-287 D-40237 Düsseldorf	100	Not material	32
Monko Property Ltd	Fitzwilton House Wilton Place IRL-2 Dublin	100	Not material	
Property Euro BV	Herengracht 182 NL-1016 BR Amsterdam	52.50	Not material	31
Rekord Versicherungsvermittlung und Betreuungs-gesellschaft für Selbständige mbH	Grafenberger Allee 277-287 D-40237 Düsseldorf	100	Not material	30
Service Communal de Belgique SC	Rue d'Arlon 53 boîte 13 B-1040 Brussels	81.80	Disproportionate cost	47
Société Immobilière Portugaise SA	42, avenue Montaigne F-75008 Paris	55.55	Not material	10
Stichting Beleggingsrekening Dexia	Herengracht 182 bus 11363 NL-1001 GJ Amsterdam	100	Not material	35
Truman Capital Advisors LLC	200 Business Drive Park Armonk, NY 10504 - USA	51.01	Not material	19
Other subsidiaries	Two subsidiaries of less importance for consolidation purposes, and which when mentioned by name could mean a major commercial disadvantage			

1.2.C. Joint subsidiaries consolidated by the proportional method

Name	Head Office	% of capital held	Business code
Crédit Agricole Groupe SA	Boulevard Sylvain Dupuis 251 B-1070 Brussels	33.33	1
Financière ADSB BV	Drentestraat 24 NL-1083 HK Amsterdam	37.50	10
Financière Centuria SAS	37, rue d'Anjou F-75008 Paris	33	19
Lex 2000 SA	Boulevard du roi Albert II 30 boîte 55 B-1000 Brussels	50	31
Sepia SCRL	Avenue Livingstone 6 B-1000 Brussels	50	25
Société Espace Léopold	Rue Belliard 127 B-1040 Brussels	50	31
Société Monégasque de Banque Privée SA	9, boulevard d'Italie 98000 Monte Carlo - Monaco	49.90	1

1.2.D. Non-consolidated joint subsidiaries

Name	Head Office	% of capital held	Reason for exclusion	Business code
Antexia Gestion SA	37-39, rue d'Anjou F-75008 Paris Cedex 08	49.90	Not material	19
Beheer & Adviesmaatschappij Intereffekt Rentegroei II BV	Sewei 2 NL-8501 SP Joure	50	Not material	19
Federatie van de Kassen van het Landbouwkrediet	Boulevard Sylvain Dupuis 251 B-1070 Brussels	99.90	Not material	30
Inforum GIE	Rue d'Arlon 53 B-1040 Brussels	50	Not material	41
Les AP Liège Centre SA	Boulevard d'Avroy 79 B-4000 Liège	50	Not material	30
Rainbow ICT-Services ESV	Rue Royale 192 B-1000 Brussels	50	Disproportionate cost	47

1.2.E. Affiliated companies accounted for by the equity method

Name	Head Office	% of capital held	Business code
Artesia Ireland Unld	Merrion Square 91 IRL-Dublin 2	99	49
Auxipar	Avenue Livingstone 6 B-1000 Brussels	39.70	10
Aviabel	Avenue Brugmann 10 B-1060 Brussels	11.20	25
BIL RE SA	69, route d'Esch L-2953 Luxembourg	100	27
Bogey NV	Rue des Champs Elysées 33 B-1050 Brussels	49	31
Conception et Coordination Léopold SA	Rue Godecharle 15-17 B-1050 Brussels	38.75	31
Coppefis CVBA	Fossé-aux-Loups 48 B-1000 Brussels	34.67	48
Créatis SA	34, rue Nicolas Leblanc BP 2013 F-59000 Lille	25	1
Crédit Associatif SA	75, rue Saint-Lazare F-75009 Paris	16.50	22
Crédit du Nord SA	28, place Rihour F-59800 Lille	20	1
Dexia Reinsurance SA	62, avenue Victor Hugo L-1750 Luxembourg	100	27
Fairbanks Capital Holding Corp.	3815 South West Temple Salt Lake City, UT 84165-0250 - USA	29.70	47
Finimmo NV	Karel Oomsstraat 37 B-2018 Antwerpen	50	16
Fortior Holding SA (Group)	95, Edificio Torre Europa Paseo de la Castellana E-28046 Madrid	39.94	19
Forum Léopold SA	Rue Belliard 127 B-1040 Brussels	38	31
Grand Canal Brokerage Investments Unltd	International Financial Services Centre 6 George's Dock IRL-Dublin 1	33.30	10
Justinvest Antwerpen NV	Heistraat 129 B-2610 Antwerpen	33.33	32

Name	Head Office	% of capital held	Business code
Kommunalkredit Austria AG (Groupe)	Turkenstrasse 9 A-1092 Wien	49	1
MT Développement SA	1, place Esquirol BP 397 F-31007 Toulouse Cedex	21	16
Projet Roosevelt SA	Avenue F. Roosevelt 86 B-1050 Brussels	24	31
Promotion Léopold SA	Rue Belliard 127 B-1040 Brussels	38	31
SF Management SA	Avenue Marnix 24 B-1000 Brussels	45.313	14
SNC du Chapitre	37, rue Notre-Dame des 7 Douleurs F-84000 Avignon	50	41
Titrisation belge - Belgische Effectisering (TBE) SA	Montagne du Parc 3 B-1000 Brussels	25	35
Truman Capital	200 Business Park Drive Suite 103 Armonk, NY 10504 - USA	19.60	10
XL Insurance	Cumberland House 1 Victoria Street Hamilton - Bermuda	15	28

1.2.F. Affiliated companies not accounted for by the equity method

Name	Head Office	% of capital held	Business code
2 CI SA	Avenue Louise 391 B-1050 Brussels	25	34
Alert NV	Kioskplaats 60 B-2660 Hoboken	22	30
Allshare BV	Jupiterstraat 63 NL-2132 HC Hoofddorp	23	46
Assurfina SA	Rue de Soignies 28 B-1400 Nivelles	26	30
Bank Card Company NV	Boulevard du roi Albert II 9 B-1210 Brussels	20.78	41
Banksys NV	Chaussée de Haecht 1442 B-1130 Brussels	22.77	48
Bedrijvencentrum Regio Mechelen NV	De regenboog 11 B-2800 Mechelen	24.33	41
Belgian Olympic Travel SA	Avenue de Bouchout 9 B-1020 Brussels	20	47
Beurshave Management BV	Janskerkhof 12 NL-3512 BL Utrecht	37	19
B-Lease SA	Rue de Stassart 32 B-1050 Brussels	33	5
Cards Management Company SA	Boulevard du roi Albert II 9 B-1210 Brussels	20	48
C. Fin Spa	Roma - Italia	100	49
Compagnie Financière BIL SA & Cie Secs	Route d'Esch 69 L-2953 Luxembourg	99.99	39
Compagnie pour le Foncier et l'Habitat	1, rue Foucault F-75116 Paris	100	31
Cypress Point	Queensgate House Grand Cayman - British West Indies	24.50	17

Name	Head Office	% of capital held	Business code
Dexia Aarschot-Haacht CVBA	Leuvensestraat 44-48 B-3200 Aarschot	26	4
Dexia Aéropole SCRL	Place des Martyrs 2 B-6041 Gosselies	26	4
Dexia Anderlecht SCRL	Place de la Vaillance 35 B-1070 Brussels	26	4
Dexia Antwerpen-Centraal CVBA	Vondelstraat 13 B-2060 Antwerpen	26	4
Dexia Antwerpen Metropool CVBA	Statiestraat 63-65 B-2600 Berchem	26	4
Dexia Antwerpen-Noord CVBA	Kerkstraat 7 B-2940 Hoevenen	26	4
Dexia Antwerpen Noord-Oost CVBA	Markt 26 B-2900 Schoten	26	4
Dexia Antwerpen-Stad CVBA	Meir 18 B-2000 Antwerpen	51	4
Dexia Antwerpen Zuidrand CVBA	Kioskplaats 49 B-2660 Hoboken	26	4
Dexia Auderghem-Boitsfort SCRL	Avenue du bois de la Cambre 100 B-1050 Brussels	51	4
Dexia Basilix SCRL	Chaussée de Gand 444 B-1080 Brussels	26	4
Dexia Berchem-Wilrijk CVBA	Heistraat 2 B-2610 Wilrijk	26	4
Dexia Binche-Région SCRL	Avenue Charles Deliège 56 B-7130 Binche	26	4
Dexia Bonheiden CVBA	Markt 24 B-2860 Sint-Katelijne-Waver	26	4
Dexia Borinage SCRL	Rue J. Dufrane 3-5 B-7080 Frameries	26	4
Dexia Boussu-Saint-Ghislain SCRL	Avenue Louis Goblet 235 B-7331 Baudour	26	4
Dexia Braine-Genappe SCRL	Place de la Gare 7 B-1420 Braine-L'Alleud	51	4
Dexia Brugge-Oost CVBA	Gaston Roelandtsplein 17 B-8310 Assebroek	26	4
Dexia Brugge-Oostkust CVBA	Sint-Salvatorskerkhof 18-20 B-8000 Brugge	26	4
Dexia Brugge-Tillegem CVBA	Gistelsesteenweg 447 B-8200 Brugge Sint-Andries	26	4
Dexia Brugmann SCRL	Avenue Brugmann 247 B-1180 Brussels	26	4
Dexia Bruxelles Centre SCRL	Place de Brouckère 41 B-1000 Brussels	26	4
Dexia Centre Ardenne SCRL	Avenue de Bouillon 16 B-6800 Libramont	26	4
Dexia Centre-Hainaut SCRL	Rue Albert 1er 23 B-7100 La Louvière	26	4
Dexia Centrum Kempen CVBA	Nieuwstraat 19 B-2440 Geel	26	4
Dexia Charleroi Pont-à-Nôle SCRL	Avenue Paul Pastur 114 B-6032 Mont-sur-Marchienne	26	4
Dexia Charleroi-Sud SCRL	Boulevard Joseph Tirou 76-82 B-6000 Charleroi	26	4
Dexia Châtelet Fleurus SCRL	48, rue de Moncheret B-6280 Acoz	26	4
Dexia Ciney-Dinant SCRL	Rue Saint-Eloi 1 B-5590 Ciney	26	4
Dexia Demerstreek CVBA	Markt 33 B-3740 Bilzen	26	4

Name	Head Office	% of capital held	Business code
Dexia Denderleeuw CVBA	Stationsstraat 13 B-9470 Denderleeuw	26	4
Dexia Diksmuide-Koekelare CVBA	Sint-Maartensplein 17 B-8680 Koekelare	26	4
Dexia Dilbeek-Lennik CVBA	Ninoofsesteenweg 117 B-1700 Dilbeek	26	4
Dexia Dour Quiévrain Haut-Pays SCRL	Rue Grande 49 B-7380 Quiévrain	26	4
Dexia Druivenstreek CVBA	Stationsplein 17 B-3090 Overijse	26	4
Dexia Eghezée-Jodoigne-Perwez SCRL	Chaussée de Louvain 30 B-5310 Eghezée	26	4
Dexia Enghien, Lessines SCRL	Grand-Place 72 B-7850 Enghien	26	4
Dexia Espierres & Escaut SCRL	Rue des Croisiers 28 B-7712 Herseaux	26	4
Dexia Etterbeek SCRL	Rue des Champs 6 B-1040 Brussels	26	4
Dexia Fagnes et Thiérache SCRL	Grand-Place 29 B-6460 Chimay	26	4
Dexia Famenne d'Ardenne SCRL	Chaussée de Liège 1 B-6900 Famenne	26	4
Dexia Famenne Haute-Lesse SCRL	Rue des Ardennes 2 B-5570 Beauraing	26	4
Dexia Fléron-Beyne-Soumagne SCRL	Avenue des Martyrs 257 B-4620 Fléron	26	4
Dexia Gaume SCRL	Avenue Bouvier 2a B-6760 Virton	26	4
Dexia Geer-Basse Meuse SCRL	Rue Visé Voie 39 B-4680 Oupeye	26	4
Dexia Gent-Ledeberg CVBA	Zonnestraat 23-25 B-9000 Gent	26	4
Dexia Gent Noord-West CVBA	Brugsesteenweg 555 B-9030 Mariakerke	26	4
Dexia Gent-Oost CVBA	Dendermondsesteenweg 447 B-9070 Destelbergen	26	4
Dexia Gent Zuid-Oost CVBA	Waterstraat 2 B-9820 Merelbeke	26	4
Dexia Geraardsbergen-Ninove CVBA	Oudenaardsestraat 4-6 B-9500 Geraardsbergen	26	4
Dexia Groot Deurne CVBA	Wim Saerensplein 17-19 B-2100 Deurne	26	4
Dexia Haspengouw-Oost CVBA	Graanmarkt 1 B-3700 Tongeren	26	4
Dexia Haspengouw-West CVBA	Grote Markt 44 B-3800 Sint-Truiden	26	4
Dexia Haute-Ardenne SCRL	Rue du Vieux Marché 21c B-6690 Vielsalm	26	4
Dexia Haute Senne SCRL	Rue Mayeur Etienne 14 boîte 1 B-7090 Braine-le-Comte	26	4
Dexia Hauts de Liège SCRL	Rue Sainte-Walburge 112 B-4000 Liège	26	4
Dexia Herstal SCRL	Place Jean Jaurès 34 B-4040 Herstal	26	4

Name	Head Office	% of capital held	Business code
Dexia Hesbaye-Centre SCRL	Grand-Place 5 B-4280 Hannut	26	4
Dexia Hoogstraten-Kempen CVBA	Vrijheid 109 B-2320 Hoogstraten	26	4
Dexia Jette SCRL	Boulevard de Smet de Nayer 2a B-1090 Brussels	26	4
Dexia Kempen CVBA	Rondplein 13a B-2400 Mol	26	4
Dexia Kempen-Centraal CVBA	Grote Markt 34 B-2200 Herentals	26	4
Dexia Klein Brabant CVBA	Nieuwstraat 21 B-2830 Willebroek	26	4
Dexia Kortrijk CVBA	Doorniksewijk 19 B-8500 Kortrijk	26	4
Dexia Laeken CVBA	Rue de Wand 77 B-1020 Brussels	26	4
Dexia Lambermont SCRL	Chaussée de Helmet 218 B-1030 Brussels	26	4
Dexia Leeuw, Calevoet, Rode CVBA	Weerstandsplein 1 B-1600 Sint-Pieters-Leeuw	26	4
Dexia Leuven CVBA	Bondgenotenlaan 53 B-3000 Leuven	26	4
Dexia Leuven-Oost CVBA	Diestsesteenweg 60-62 B-3010 Kessel-Lo	26	4
Dexia Liège-Centre SCRL	Rue des Mineurs 12 B-4000 Liège	26	4
Dexia Liège-Est SCRL	Rue de Herve 511 B-4030 Liège	26	4
Dexia Liège-Ouest SCRL	Rue de l'Yser 396 B-4430 Ans	26	4
Dexia Liège-Sud SCRL	Rue Vaudrée 91 B-4031 Angleur	26	4
Dexia Limburg Centrum CVBA	Dorpsstraat 1a B-3530 Houthalen-Helchteren	26	4
Dexia Louise SCRL	Place Flagey 28b B-1050 Brussels	26	4
Dexia Maaskant Noord CVBA	Bosstraat 67 B-3680 Maaseik	26	4
Dexia Maasland CVBA	Rijksweg 365 B-3630 Maasmechelen	26	4
Dexia Mariemont-Seneffe SCRL	Grand-Place 2 B-7140 Morlanwelz	26	4
Dexia Mechelen-Zemst CVBA	Befferstraat 34 B-2800 Mechelen	26	4
Dexia Meetjesland CVBA	Markt 93 B-9900 Eeklo	26	4
Dexia Meuse et Lesse SCRL	Rue de la Station 14 B-5500 Dinant	51	4
Dexia Meuse Liégeoise SCRL	Rue de la Station 36 B-4101 Seraing	26	4
Dexia Meuse Namuroise SCRL	Chaussée de Dinant 719 B-5100 Namur	26	4
Dexia Midden-Brabant CVBA	Tervuursesteenweg 202 B-3001 Leuven	51	4
Dexia Midden-Limburg CVBA	Fruitmarkt 7 B-3600 Genk	26	4
Dexia Midden Waasland CVBA	Kerkstraat 15 B-9190 Stekene	26	4



Name	Head Office	% of capital held	Business code
Dexia Mons-Nord SCRL	Rue de Nimy 61-65 B-7000 Mons	26	4
Dexia Mons-Sud SCRL	Avenue Jean d'Avesnes 9 B-7000 Mons	26	4
Dexia Mortsel-Kontich CVBA	Statielei 59 B-2640 Mortsel	26	4
Dexia Mouscron SCRL	Rue de la Station 72 B-7700 Mouscron	26	4
Dexia Namur-Ouest SCRL	Route de Gembloux 89 B-5002 Namur	26	4
Dexia Namur-Sud SCRL	Chaussée de Louvain 440 B-5004 Namur	26	4
Dexia Namur-Ville SCRL	Rue de Marchovelette 1 B-5000 Namur	26	4
Dexia Neteland CVBA	Markt 13 B-2500 Lier	26	4
Dexia Nivelles-Tubize SCRL	Rue de Mons 55 B-1480 Tubize	26	4
Dexia Noorderkempen CVBA	Bredabaan 423 B-2990 Wuustwezel	26	4
Dexia Noord-Limburg CVBA	Oude Markt 14 B-3900 Overpelt	26	4
Dexia Noord-Oost Limburg CVBA	Dorpsstraat 51 B-3670 Meeuwen	26	4
Dexia Oostende-De Haan CVBA	Kapellestraat 1 B-8400 Oostende	26	4
Dexia Oostende-Middelkerke CVBA	Alfons Pieterslaan 90-92 B-8400 Oostende	26	4
Dexia Ostbelgien SCRL	Rathausplatz 11 B-4700 Eupen	26	4
Dexia Ourthe-Amblève SCRL	Place Joseph Thiry 47 B-4920 Aywaille	26	4
Dexia Pays d'Arlon SCRL	Rue de la Poste 13 B-6700 Arlon	26	4
Dexia Pays de Bastogne SCRL	Rue du Vivier 226 B-6600 Bastogne	26	4
Dexia Pays de Herve SCRL	Place du Marché 22 B-4651 Battice	26	4
Dexia Pays Vert-Collines SCRL	24, Grand-Place B-7800 Ath	26	4
Dexia Regio Aalst CVBA	Stationsstraat 4 B-9300 Aalst	26	4
Dexia Regio Aalter CVBA	Stationsstraat 97 B-9880 Aalter	26	4
Dexia Regio Asse-Ternat CVBA	Kattestraat 2 B-1730 Asse	26	4
Dexia Regio Buggenhout-Londerzeel CVBA	Stationsstraat 13 B-9255 Buggenhout	26	4
Dexia Regio Deinze-Latem CVBA	Tolpoortstraat 83 B-9800 Deinze	26	4
Dexia Regio Dendermonde CVBA	Zuidlaan 2 B-9200 Dendermonde	26	4
Dexia Regio Diest CVBA	Sint-Jan Berchmansstraat 4 B-3290 Diest	26	4
Dexia Regio Erpe-Mere CVBA	Marktplein 36 B-9520 Sint-Lievens-Houtem	26	4
Dexia Regio Evergem-Zelzate CVBA	Hoeksken 10 B-9940 Evergem	26	4
Dexia Regio Hageland CVBA	Dorpsstraat 38 B-3450 Geetbets	26	4

Name	Head Office	% of capital held	Business code
Dexia Regio Harelbeke CVBA	Marktstraat 13-15 B-8530 Harelbeke	26	4
Dexia Regio Hasselt CVBA	Havermarkt 36-38 B-3500 Hasselt	26	4
Dexia Regio Ieper-Heuvelland CVBA	Lerkenstraat 17 B-8920 Langemark-Poelkapelle	26	4
Dexia Regio Kruishoutem-Gavere CVBA	Markt 2 B-9770 Kruishoutem	26	4
Dexia Regio Menen CVBA	Kerkomtrek 16 B-8930 Menen	26	4
Dexia Regio Poperinge CVBA	Grote Markt 39 B-8970 Poperinge	26	4
Dexia Regio Roeselare Izegem CVBA	Zuidstraat 8 B-8800 Roeselare	26	4
Dexia Regio Tielt CVBA	Holdestraat 21 B-8760 Meulebeke	26	4
Dexia Regio Tienen CVBA	Nieuwstraat 36 B-3300 Tienen	26	4
Dexia Regio Torhout CVBA	Markt 28 B-8820 Torhout	26	4
Dexia Regio Turnhout CVBA	De Merodelei 27 B-2300 Turnhout	26	4
Dexia Regio Waregem CVBA	Markt 12 B-8790 Waregem	26	4
Dexia Regio Wevelgem CVBA	Grote Markt 10 B-8560 Wevelgem	26	4
Dexia Regio Zuid-Gent CVBA	Koning Albertlaan 142 B-9000 Gent	26	4
Dexia Région Andenne SCRL	Rue du Pont 16 B-5300 Andenne	26	4
Dexia Région Gembloux SCRL	Avenue Faculté Agronomie 12 B-5030 Gembloux	26	4
Dexia Région Huy-Amay SCRL	Avenue des Ardennes 33 B-4500 Huy	26	4
Dexia Région Semois SCRL	Route de Bouillon 23 B-5555 Bièvre	26	4
Dexia Région Verviers-Spa SCRL	Rue de l'Harmonie 40 B-4800 Verviers	26	4
Dexia Roeselare-St-Amandsplaats CVBA	H. Consciencestraat 23 bus 6 B-8800 Roeselare	51	4
Dexia Rupel CVBA	Elisabethplein 1 B-2845 Niel	26	4
Dexia Sambre et Heure SCRL	Rue 't Serstevens 9 B-6530 Thuin	26	4
Dexia Scheldeland CVBA	Kalkendorp 21 B-9270 Kalken	26	4
Dexia Seraing-Ougrée-Nandrin SCRL	Rue de Rotheux 37/1 B-4100 Seraing	26	4
Dexia Stockel SCRL	Place Dumon 22 B-1150 Brussels	26	4
Dexia Tournai SCRL	Rue Royale 64 B-7500 Tournai	26	4
Dexia Uccle-Rhode SCRL	Chaussée de Waterloo 1356 B-1180 Brussels	26	4
Dexia Val de Sambre SCRL	Rue de la Station 15-17 B-5060 Tamines	26	4

Name	Head Office	% of capital held	Business code
Dexia Val de Verne SCRL	Grand Place 34 B-7600 Péruwelz	26	4
Dexia Val d'Heure SCRL	Rue de Mettet 17a B-5620 Florennes	26	4
Dexia Val du Piéton SCRL	Grand-Rue 12 B-6183 Trazegnies	26	4
Dexia Vallée de la Dyle SCRL	Place Alphonse Bosch 15 B-1300 Wavre	26	4
Dexia Vallée de la Lys SCRL	Rue de Lille 19 B-7784 Warneton	26	4
Dexia Verviers-Heusy SCRL	Crapaurue 14 B-4800 Verviers	26	4
Dexia Veurne-Westkust CVBA	Zeelaan 106 B-8660 De Panne	26	4
Dexia Vilvoorde-Zaventem CVBA	Bergstraat 4 B-1800 Vilvoorde	26	4
Dexia Visé et environs SCRL	Rue Saint-Hadelin 1 B-4600 Visé	26	4
Dexia Vlaamse Ardennen CVBA	Nederstraat 17 B-9700 Oudenaarde	26	4
Dexia Waasland Centrum CVBA	Houtbriel 18 B-9100 Sint-Niklaas	26	4
Dexia Waasland Noord CVBA	Statiestraat 135 B-2070 Zwijndrecht	26	4
Dexia Waasland Noord-West CVBA	Markt 66 B-9160 Lokeren	26	4
Dexia Waasland Zuid CVBA	Hoogveld 44 B-9200 Dendermonde	51	4
Dexia Waremme-Hesbaye SCRL	Rue Joseph Wauters 15 B-4300 Waremme	26	4
Dexia Waterloo SCRL	Chaussée de Bruxelles 224 B-1410 Waterloo	26	4
Dexia Wemmel-Meise-Grimbergen CVBA	De Limburg Stirumlaan 30 B-1780 Wemmel	26	4
Dexia West-Limburg CVBA	Pastoor G. Mevislaan 13/1 B-3582 Koersel	26	4
Dexia Woluwe SCRL	Avenue Paul Hymans 9 B-1200 Brussels	26	4
Dexia Zennevallei CVBA	Basiliekstraat 13 B-1500 Halle	26	4
Dexia Zottegem-Oosterzele CVBA	Heldenlaan 33 B-9620 Zottegem	26	4
Dexia Zuiderkempen CVBA	Markt 1 B-2270 Herenthout	26	4
DIMACO SA	Rue Phocas Lejeune 30 B-5032 Les Isnes	49.60	41
DVV Zakenkantoor Sint-Niklaas	Driekoningenstraat 39 B-9100 Sint-Niklaas	35	30
DVV Zakenkantoor Naert-Huys NV	Oude Stationsstraat 8 B-8700 Tielt	25.97	30
Eurocross International Belgium CVBA	Brusselsesteenweg 124 B-1860 Meise	49	47
Europay Luxembourg SC	10, rue d'Activité L-5365 Munsbach	28.10	48
FILMS Ltd	La Tonnelle House 141 St Sampson - Guernsey - Channel Islands	25	45

Name	Head Office	% of capital held	Business code
Flanders Expo NV	Maaltekouter 1 B-9051 Gent	42.11	47
Fonds Innovation Plus Nord-Pas-de-Calais	7 à 11, quai André Citroën F-75015 Paris	37.50	41
FSA Global Funding Ltd	Queensgate House Grand Cayman - British West Indies	29	10
Global Insurance NV	Stationsstraat 12 B-8770 Ingelmunster	25	30
Goldegg SA	Rue de la terre à briques 6 B-7522 Tournai	30	46
Guide Pratique de la Decentralisation	6, rue Barbès F-92300 Levallois-Perret	49.65	47
Hoedemaekers BVBA	Sint-Katarinaplein 22 B-3500 Hasselt	39.02	30
Ibis 4 SA	Grand-Place 25 B-1348 Louvain-La-Neuve	26	30
Immo-Croissance Conseils SA	69, route d'Esch L-2953 Luxembourg	33.33	14
Independent Minds Ltd	Audrey House Ely Place London EC1N 6SW - UK	27.20	19
Instituto per il Credito Sportivo	Via Giovanbattista Vico, 5 I-00192 Roma	21.62	1
Intelli Partners Ltd	29 Rutland Square Edinburgh EH 12 BW - UK	35	10
Isabel SA	Boulevard de l'Impératrice 13-15 B-1000 Brussels	23.99	39
IsaNet NV	Boulevard de l'Impératrice 13-15 B-1000 Brussels	23.99	39
Koers-Kompas Holding BV	Strawinskylaan 445 NL-1077 XX Amsterdam	20	21
Kolum Verzekeringsteam NV	Markt 17 B-2900 Schoten	25.97	30
Le Monde Investisseurs	21 bis, rue Claude Bernard F-75005 Paris	35.71	10
Luxesite SA	13, rue R. Stumper L-2557 Luxembourg	24.79	41
Mediafile SA	Avenue Général Michel 1/E B-6000 Charleroi	25.23	34
Nécaraise de Participations SA	1, boulevard Haussmann F-75009 Paris	34	14
New Eryplast SA	Rue de Wallonie S/N Zone Industrielle B-4460 Grace-Hollogne	26.53	47
Orfival SA	Drève 4 B-1370 Zétrud-Lumay	30	30
PACT SA	Rue Vanderlinden 81-87 B-1030 Brussels	33.33	41
Premier International Funding	Queensgate House Grand Cayman - British West Indies	0	10
Side International SA	9, Route de 3 Cantons L-8399 Windhof	20.68	39
SLF SCRL	Rue Louvrex 109 B-4000 Liège	29.11	42
Société de la Bourse de Luxembourg SA	11, avenue de la Porte-Neuve L-2227 Luxembourg	20.99	11
Société Wallonne de Financement Complémentaire des Infrastructures	Rue du Canal de l'Ourthe 9 boîte 3 B-4031 Angleur	32	16

Name	Head Office	% of capital held	Business code
Sofibru SA	Rue de Stassart 32 B-1050 Brussels	20	16
Somers - Hoedemaekers BVBA	Gouverneur Roppesingel 77 B-3500 Hasselt	39.02	30
SPS - Sistema Permanente di Servizi	Via Livorno, 36 I-00162 Roma	20.40	46
Sustainable Energy Ventures NV	Uitbreidingstraat 62 B-2600 Antwerpen	22.51	42
Syneco Agence Conseil ASBL	Avenue Livingstone 6 B-1000 Brussels	20	30
Truman Capital Founders LLC	200 Business Park Drive Armonk, NY 10504 - USA	39.22	47
Truswell Securities Investment Trust Co. Ltd	72 sec Nanking E road 10F 104 Taipei - Taiwan	20	19
Vanhees - Heylen NV	Bevrijdingslaan 18 B-3665 As	26	30
Virtual Markets Assurance	1114 Avenue of the Americs New York - USA	25	50
VRContext SA	Avenue Macau 3 B-1050 Brussels	22.22	34
Zakenkantoor Beveren NV	Albert Panisstraat 8 bus 1 B-9120 Beveren-Waas	38.14	30
Zakenkantoor Vandepitte-Leplae NV	Astridlaan 37 B-8310 Assebroek	26	30

1.2.G. Enterprises which are neither consolidated nor equity accounted and in which the Group holds rights representing at least 10% of the issued capital

Name	Head Office	% of capital held	Shareholders' equity (in millions of EUR)	Net profit	Year	Business code
Accuris NV	Wouwstraat 122 B-2540 Hove	16.13			1999	34
Assurantie Ingenieurs Architecten	Avenue de Cortenbergh 75 B-1000 Brussels	10	0.48	0.22	2000	28
Bedrijvencentrum Waregem NV	Kalkhoevestraat 1 B-8790 Waregem	18.52	1	0	2000	41
Berlaymont 2000 SA	Rue Froissart 95 B-1040 Brussels	14.85	14	2	2000	31
Bruxelles-Midi SA	Chaussée de Forest 47 B-1060 Brussels	15.00	1	0	2000	47
Capricorn Venture Fund NV	Lei 19 B-3000 Leuven	11.71				36
CD-PME (Capital Développement pour les PME)	7, rue du Saint-Esprit L-1475 Luxembourg	10	2	(1)	2001	20
CETREL SC	Parc d'Activité 10, Syrdall L-5365 Luxembourg	18.60	5	0	1999	48
Cofinimmo NV	Chaussée de Waterloo 876 B-1000 Brussels	15.2	734	73	2001	19
Compagnie pour le Financement des Loisirs SA	48, avenue Raymond Poincaré F-75116 Paris	15	8	1	2000	17
Dexia Fondelec Energy Efficiency	Walker House PO Box 265 GT George Town Grand Cayman - British West Indies	13.33	1	(2)	2000	42
Domus Flandria NV	Karel Oomsstraat 37 B-2018 Antwerpen	17.46				

Name	Registered	% of capital held	Shareholders' equity (in millions of EUR)	Net profit	Year	Business code
Ecofin Water and Power opportunities PLC	77A High Street Brentwood, Essex CM14 4RR - UK	15				
Europay Belgium SCRL	Boulevard du roi Albert II 9 B-1210 Brussels	13.74	0	0	1999	17
Euro Travellers Cheque Belgium SC	Boulevard du roi Albert II 9 B-1210 Brussels	15	0	0	1999	17
Fonds Innovation Plus Poitou Charente	6, place Sainte-Croix F-86000 Poitiers	10				36
IDE Lux SCRL	Drève de l'Arc-en-Ciel 98 B-6700 Arlon	37.82				43
IDE Lux Finances SCRL	Drève de l'Arc-en-Ciel 98 B-6700 Arlon	36.87	26	1	2000	16
IGRETEC SCRL	Boulevard Mayence 1 B-6000 Charleroi	89.07	76	3	2000	43
IHF SC	Hôtel de Ville B-7100 La Louvière	65.77	19	1	2000	43
Inasep SCRL	Rue des Viaux 13 B-5100 Naninne	40.58	21	0	1999	44
Innovatie- en Incubatiecentrum Brussel NV	Kranenberg 6 Research Park B-1731 Zellik	10.42	1	0	2000	47
Interbrugse Maatschappij voor Huisvesting NV	Boeveriestraat 42 B-8000 Brugge	12.18	18	1	2000	31
Italconsult S.p.a.	Via di Villa Ricotti 20 I-00161 Roma	10	7	0	2000	41
IVEG CVBA	Antwerpsesteenweg 260 B-2660 Antwerpen	39.73				42
Lambdatech SA	Les Beyolettes 2 B-6953 Forrières	15.62	0	0	1999	46
Linde Partners Asset Management SA	206, route d'Arlon L-8010 Luxembourg	10				19
Lorenz Simulation SA	Avenue Pré-Ailly, Centre Socran B-4031 Liège	15.04	0	0	1999	46
Luxair SA	Aéroport Findel L-2987 Luxembourg	13.14	114	31	1999	40
Luxempart SA	6, rue Albert Borschette L-1246 Luxembourg	10.00	163	28	1999	10
Max Havelaar Label Belgium SCRL	Rue d'Alost 7-11 B-1000 Brussels	13.33	( )	( )	2001	20
Nord Projets SARL	7, boulevard Louis XIV F-59000 Lille	14.00	0	0	1999	32
Notre Maison	Boulevard Tirou 167 B-6000 Charleroi	14.88	3	0.6	2000	21
Park De Haan NV	Place Sainte-Gudule 19 B-1000 Brussels	15.00	0	2	1999	14
Projenor SA	7, boulevard Louis XIV F-59000 Lille	10.30	1	0	2000	40
Q-Star Test NV	Bedrijvencentrum Regio Brugge Lieven Bauwensstraat 20 B-8200 Brugge	15.63	1	0	2000	34
Red Laboratories NV	Kranenberg 6 B-1731 Zellik	14	2	(1)	2000	33
SPI SCRL	Rue Lonhienne 14 B-4000 Liège	14.46	89	1	2000	43
SPIKE NV	Steenweg op Gierle 100 B-2300 Turnhout	11.53	0.1	0	2000	47

Name	Registered	% of capital held	Shareholders' equity (in millions of EUR)	Net profits	Year	Business code
Salyp ELV Center NV	Rozendaalstraat 14 b3 B-8900 Ieper	15.65	1	(1)	2000	37
SEM d'Aménagement Foncier et d'Urbanisme	24, rue François Rabelais F-66000 Perpignan	10				47
Société de développement Liège Guillemins SA	Rue du Vertbois 13b B-4000 Liège	19.05	1	0	1998	40
Société d'Equipement du Département du Doubs	6b, rue Louis Garnier F-25008 Besancon CEDEX	10.1				47
Sofibail SA	Place Léopold 3 B-5000 Namur	19.42	0	0	1999	16
Trading Central SA	18, rue du Faubourg du Temple F-75011 Paris	14.25				20
Transvalor SA	80, route des Lucioles F-06560 Valbonne	10.07				34
VDK Spaarbank NV	Sint-Michielsplein 16 B-9000 Gent	17.79				1
Visa Belgium SCRL	Boulevard du roi Albert II 159 B-1210 Brussels	15.6	0	0	2000	48
Visalux SA	Parc d'Activité 10, Syrdall L-5365 Munsbach	12.09	1	0	1999	48
Vlabo Invest NV	Molenstraat 2/16 B-3110 Rotselaar	16.57	0.5	0	2000	31
XenICs NV	Kapeldreef 75 B-3001 Leuven	12.12	2	0	2000	42
Zinner SA	Rue Zinner B-1000 Brussels	13.10	5	( )	2001	32
Zonnige Kempen CV	Grote Markt 39 B-2260 Westerlo	17.05	12	0	2000	30

Business code

1. Bank, credit institution
2. Private savings bank
3. Government credit institution
4. Banking agency
5. Leasing
6. Home loans
7. Development capital
8. Consumer credits
9. Other lending activities
10. Investment company
11. Stock broking
12. Variable capital investment company
13. Mutual funds
14. Fund manager
15. Factoring
16. Infrastructure and construction financing
17. Other specific financing
18. Financial market administration
19. Asset and portfolio management, financial advisory services
20. Financial engineering, consultancy, financial research
21. Other professional services in financial sector
22. Guarantee company
23. Trust company
24. Foreign currency exchange
25. Life insurance
26. Non-life insurance
27. Captive reinsurance
28. General insurance
29. Financial product agency and broking
30. Insurance agency and broking
31. Real estate (proprietary portfolio)
32. Real estate agency (third party)
33. Health and welfare
34. Computer business
35. Banking associations
36. Other associations
37. Sewage, road cleaning and maintenance and waste management
38. Recreation
39. Telecommunications
40. Transportation
41. Other services
42. Energy
43. Economic development
44. Water
45. Book publishing and multimedia
46. Research and development
47. Other service activities
48. Production, management, distribution of computerized payment media
49. Financing
50. Merchant banking

1.3. Presentation and accounting principles applicable to Dexia's consolidated financial statements

1.3.1. Changes in the Group's structure

The Dexia Group was created by the 1999 public exchange offer of Dexia Belgium on Dexia France.

The holding company is a financial entity governed by the provisions relating to the supervision of credit institutions on a consolidated basis (article 49 of the banking law of March 22, 1993, and the Royal Decree of August 12, 1994, on the supervision of credit institutions on a consolidated basis in execution of the aforementioned article).

In 2000, the French entity Dexia Crédit Local de France absorbed its subsidiary Dexia Project & Public Finance International Bank (DPFB) which regrouped its international activities. It first took the name Dexia Public Finance Bank, and then became Dexia Crédit Local (DCL) in 2001.

The Crédit Communal de Belgique group was renamed Dexia Bank Belgium (DBB).

In 2000, the Group also acquired Financial Security Assurance (FSA), which is active in the credit enhancement of municipal and corporate bonds as well as in securitization instruments.

Since February 1, 2000, a new organization regroups bancassurance activities for retail banking customers and insurance for the Dexia Group under the name Dexia Insurance.

On March 13, 2001, Dexia and Arcofin signed an agreement by the terms of which Arcofin was to transfer its shares in Artesia BC (99.53% of the capital) in exchange for new Dexia shares. This acquisition was finalized on July 3, 2001.

In exchange for its transfer of shares, Arcofin received on July 3, 2001, 178,934,630 new Dexia shares, in the framework of a reserved capital increase. After this transaction, Arcofin has a 15.5% equity interest in Dexia.

On July 3, 2001, Dexia and VDK Spaarbank NV signed an agreement by which Dexia acquired the 24,606 Artesia BC shares which had been held by VDK Spaarbank, representing 0.47% of the capital of Artesia BC.

After these two transactions, Dexia owned 100% of the capital of Artesia BC.

In 2001, a restructuring provision was recorded on the basis of an internal restructuring plan that had been defined.

In December 2001, Labouchere (acquired in 2000) and Kempen & Co (acquired in 2001) merged to give birth to Dexia Bank Nederland.

The structuring of the Group went on during 2000 and the corporate name of certain subsidiaries was changed.

In January 2002, Dexia Asset Management and Cordius Asset Management, subsidiary of Artesia BC, merged.

Dexia Bank Belgium and Artesia Banking Corporation merged on April 1, 2002.

1.3.2. Presentation and accounting principles applicable to the consolidated financial statements

Presentation principles

The consolidated financial statements are prepared on the basis of the consolidated and harmonized financial statements of the Dexia Group's operating entities, i.e. Dexia Bank and Dexia Crédit Local.

They are presented in accordance with the principles and rules of European directives on the annual and consolidated financial statements of banks and the recommendations of Belgian and French regulatory authorities (Commission Bancaire et Financière in Belgium, Commission des Opérations de Bourse and Commission Bancaire in France).

The presentation applicable to credit institutions has been adapted to take into account the specific activities of insurance companies. The presentation of the accounts was complemented by the integration into items already listed on the consolidated balance sheet or off-balance sheet and in the consolidated statement of income of sub-items specific to insurance activities. The information in the notes to the consolidated financial statements was also complemented by the addition of new sub-items specific to consolidated non-banking activities.

Valuation principles – Waiver

The valuation principles which govern the consolidated financial statements of the Dexia holding company result from the harmonization of the valuation principles previously applied to prepare the combined financial statements of the banking group formed by Dexia Bank and Dexia Crédit Local.

The Banking and Finance Commission, its supervision authority, authorized Dexia to deduct from shareholders' equity the positive goodwill arising from consolidation resulting from the non-allocated difference between the cost price of the equity interest acquired via a public exchange offer and the Group's share of net assets at the time of acquisition. It granted the same authorization of direct deduction for the goodwill arising from the consolidation of FSA, Labouchere, Kempen & Co, Financière Opale and the merger of Dexia Bank Belgium with Artesia Banking Corporation.

FSA's financial statements were consolidated on the basis of American accounting standards (US GAAP), subject to several adjustments.

The juxtaposition of two systems (banking and insurance), which were adapted to different accounting risks according to the nature of operations and activities, was adopted in order to preserve the concept of fair reporting.

The Banking and Finance Commission granted a waiver with respect to article 36bis, §2, of the Royal Decree of September 23, 1992, relating to the annual financial statements of credit institutions for the valuation of interest rate derivative transactions conducted in the framework of cash management and asset and liability management (ALM) operations. It also allowed that interest rate derivative transactions conducted to carry out strategic ALM decisions which do not reduce interest rate risk may be valued with recognition of corresponding gains and losses on an accruals basis over the life of transactions, while any negative balance resulting when marked to market by strategy or, if appropriate, by currency is recorded in the statement of income.

1.3.3. Changes in presentation and valuation principles applicable to the consolidated financial statements compared with the consolidated financial statements of the previous year

Nil.

1.3.4. Audit of the consolidated financial statements for the year ended December 31, 2002

The consolidated financial statements for the year ended December 31, 2002, were audited by the statutory auditor PricewaterhouseCoopers Corporate Auditors, represented by D. Van Woensel and R. Peirce, whose headquarters are located Avenue de Cortenbergh 75, B-1000 Brussels and the cooperative company with limited liability Mazars & Guérard represented by X. Doyen, Avenue Hermann-Debroux 40-42, B-1160 Brussels.

1.3.5. Valuation principles applicable to the consolidated financial statements

A. Accounting principles

A.1. Rules, general principles and regulatory environment

The financial statements of the Dexia Group were prepared after harmonization of the main principles governing the valuation and presentation of the financial statements of the two banking groups Dexia Bank Belgium (DBB) and Dexia Crédit Local (DCL).

The principles and policies applied in the preparation of the consolidated financial statements are in accordance with European directives and comply in all material respects with both Belgian and French accounting principles.

Significant accounting policies applied by the Dexia Group are described below, item per item, together with details of any remaining differences in method and an indication of their impact.

Specific accounting policies pertaining to insurance activities are mentioned item per item.

The financial statements have been prepared on a going concern basis, in accordance with the basic principles of prudence, fairness, segregation of accounting periods and consistent application of accounting methods from one year to the next.

Reciprocal income and expense between banking and insurance activities related to ordinary activities are not eliminated from the statement of income. This approach allows a more accurate assessment of each activity.

A.2. Foreign currency translation

A.2.1. Reference currency

The consolidated financial statements are prepared in euros.

A.2.2. Prior translation of the financial statements of the two groups' foreign subsidiaries

The financial statements of the foreign subsidiaries of each group are translated for consolidation purposes as follows:

- the assets, liabilities and off-balance sheet items are translated at year-end exchange rates, statement of income items are translated at the year's average rate vis-à-vis the euro and shareholders' equity is translated at the historical rate;
- translation differences are recorded in the liabilities as translation adjustments and as minority interests for differences relating to third parties.

A.2.3. Accounting for foreign currency transactions

Foreign currency transactions are recorded in the currency in which the transaction was conducted and specific foreign currency position and equivalent reporting currency position accounts are opened in each currency. At each period end, the difference between the value of net positions in the foreign currency accounts translated at period-end spot exchange rates and the value of net positions in the reporting currency accounts is recorded in the statement of income.

Monetary assets, liabilities and off-balance sheet items denominated in foreign currencies are translated at the official period-end exchange rate. Non-monetary items are translated at the historical rate. Foreign currency income and expense are translated at the rate applicable on the transaction date.

A.3. Recording of accruals

Income to be received and charges to be paid are recorded under the different receivables and debt items of the consolidated balance sheet that generate such income and expense.

A.4. Consolidation

In order to present the assets, liabilities and off-balance sheet items of the consolidated accounts on the same economic basis, the financial statements of consolidated subsidiaries are restated prior to consolidation on the basis of accounting and valuation principles which are identical in all material respects throughout the Group. The main restatements concern the elimination of allowances and reserves booked solely for tax purposes, the recognition of deferred taxes and the recording of reserves for pension and retirement benefits. Cancellations were carried out prior to the implementation of consolidation methods as such.

A.5. Accounting period

The consolidated financial statements cover the twelve-month period from January 1 to December 31. Subsidiaries whose fiscal year ends more than three months before or after December 31 are consolidated on the basis of interim financial statements.

B. Balance sheet items

B.1. Accounting policies: assets

B.1.1. Cash and cash equivalents

Cash and cash equivalents are recorded under item I at nominal value.

B.1.2. Loans

Loans are recorded on the balance sheet at their original value minus repayments plus accrued interest not paid, which is recognized as from the due date for payment. Committed facilities not yet drawn down are recorded as off-balance sheet commitments.

Allowances are made for non-performing loans and bad debt on a case-by-case basis. Otherwise, allowances are made on the basis of observation or corresponding to risks that are latent but inherent to the sector of activity in question.

Insurance activity

Mortgage commitments are recorded for the authorized amount of the loan, while the part not yet drawn down is recorded as a liability. Non-mortgage commitments are recorded in the assets for the amount of the loan that has been drawn down.

B.1.3. Securities portfolio

Banking activity

a. Classification

Securities are presented in the assets under the following headings:
- government securities eligible for central bank refinancing,
- bonds and other fixed-income securities,
- equities and other variable-income securities (including portfolio activity securities).

In the notes to the consolidated financial statements, these securities are classified in three portfolios based on the purpose for which they have been acquired.

The three portfolios are as follows:
- Trading securities: securities traded in a market with guaranteed liquidity and intended to be held for less than six months. Securities held

for more than six months are restated as marketable securities available for sale or investment securities. This principle can be waived when securities are hedged by a financial instrument that is marked to market or by a sale commitment in an organized financial market or its equivalent.

- Marketable securities available for sale: securities intended to be held for more than six months, except those considered to be investment securities. This category also includes securities from the activity of the portfolio, namely variable-income securities in which the company invests on a regular basis with the sole objective of making a medium-term capital gain without the intention of investing on a permanent basis in the business of the issuing company, or of participating actively in its operational management. The portfolio of marketable securities available for sale also includes securities acquired in the framework of the proprietary management activities.
- Investment securities: securities intended to be held for the long term; in the case of the DCL Group, fixed-income securities classified as investment securities are hedged, over their residual life, against interest rate risks and/or backed by resources earmarked to finance them.

b. Acquisition cost

Acquired securities are recorded at their acquisition cost excluding commissions, except for trading securities whose acquisition cost includes commissions. Accrued interest at the date of acquisition is recorded in a separate account, except for accrued interest on trading securities which is included in the calculation of the acquisition cost.

c. Premiums and discounts

Premiums and discounts on fixed-income securities are deferred and amortized over the residual life of the securities using the yield-to-maturity method. In the DCL Group, premiums and discounts on securities other than negotiable debt securities and zero coupon securities are amortized using the straight-line method. The effect of these differences in method is not material.

d. Year-end valuation of securities

Trading securities

Trading securities are marked to market at each period end and the resulting latent gain or loss is recorded in the statement of income.

Marketable securities available for sale

Marketable securities available for sale are recorded at the lower of acquisition cost or market value. In the financial statements of the DBB Group, fixed-income securities are valued on the basis of their yield to maturity at the date of acquisition, taking into account their redemption price at maturity. Realization value is based on a market price.

In the specific case of portfolio activity securities, the realization value is based on the general prospects of the issuer and the holding period. For listed companies, the value can be equal to the average stock exchange price over a sufficiently long period, taking account of the holding period considered, in order to reduce the impact of temporary variations in stock exchange prices.

When marketable securities available for sale are hedged, the hedge is taken into account in order to determine the realization value. If the risk on the security exceeds the latent gain on the hedge, an allowance is booked for asset impairment. In the event of a net risk on the hedge, the depreciation is recorded as a reserve for contingencies.

Own shares are recorded under cash investments. However, own shares acquired with a view to cancellation are valued at acquisition cost.

Investment securities

Fixed-income investment securities are recorded at cost, with an adjustment of the premiums and discounts periods. An allowance is booked to cover any permanent impairment in value.

e. Transfers between portfolios

In the DCL Group, securities are only transferred to a different portfolio when the intended holding period is extended. In the DBB Group, all transfers are allowed. Securities are transferred at their market value on the transfer date. In the DCL Group, the transfer of marketable securities available for sale with an allowance for impairment at the date of transfer to the investment securities portfolio implies the reversal of the allowance, which no longer serves any purpose, over the residual life of the securities. Premiums and discounts on trading securities transferred to the marketable securities available for sale or investment securities portfolio are deferred and amortized in keeping with the general principle.

f. Disposal gains and losses

Trading securities are marked to market on a periodic basis, with the result that disposal prices are substantially the same as the securities' book value. The coupon held during the period of ownership of fixed-income securities is included in the results of financial transactions. Gains and losses on disposal of marketable securities available for sale and investment securities are determined on a line-by-line basis. In the framework of this approach, the DCL Group selects the securities sold by applying the first-in first-out (FIFO) method.

Insurance activity

Investments in fixed-income securities

Fixed-income securities are valued at cost. However, when their yield to maturity calculated at acquisition by taking into account their redemption value at maturity is different from their nominal value, the difference between the acquisition cost and the redemption value is recorded in the statement of income on an accruals basis for the acquisition value period of the securities.

Treasury bonds acquired as a support for liquidity are valued at cost. At the end of the year, they are marked to market if this price is less than the acquisition price.

Acquisition expense is directly recorded in the statement of income in the year in which it is incurred.

Reserves are applied whenever their redemption (total or partial) at maturity has become uncertain.

Investments in equities, shares and other variable-income securities

These securities are valued at cost.

Reserves are applied in the event of long-term capital losses or depreciation. They are justified by the general prospects of the company whose securities are held and which are based on its financial situation, its profitability and the outlook for the company.

A harmonization of operational approaches takes place within the 'Insurance' activity.

Financial income and expense linked to investments in ratchet funds are recorded in the statement of income in relation to changes in technical provisions. Financial income realized during the period preceding the cut-off date is recorded under accruals. Any additional income is only booked in the statement of income at the ratchet security's maturity.

Investments related to life insurance

Investments related to transactions linked with life insurance investment funds in which the subscribers assume the investment risk are recorded on the balance sheet at their current value and are valued in accordance with article 27 of the Royal Decree of November 17, 1994, on the annual financial statements of insurance companies.

B.1.4. Long-term investments

Banking activity

This category is subdivided as follows:
- other long-term investments;
- investments at cost;
- investments at equity.

Other long-term investments

This category includes variable-income securities acquired with the purpose of fostering the development of long-term professional relations by creating special ties with the issuing companies, but without influencing the management of the companies whose securities are held in light of the small percentage of voting rights they represent.

These securities are recorded at cost, excluding commissions. At year end, the value is adjusted at the lower of cost or useful value. The useful value of long-term investments, quoted or not, represents what a company would agree to pay to acquire these securities if it had to acquire them to achieve its ownership objective.

Investments at cost

These are equities and other variable-income securities which represent rights in a company's capital when these rights, by creating a long-lasting and specific relationship with the company, aim at contributing to the activity of the entity in question and at influencing corporate management.

These securities are recorded at cost. Commissions are charged directly to the statement of income. A write-down is applied when the value of the investment calculated on the basis of various criteria, including forecast earnings, percentage of equity owned and business prospects, is less than the book value of the securities. Investments denominated in foreign currencies are translated at their historical exchange rates.

Investments at equity

Companies accounted for by the equity method are valued on the basis of the percentage of the company's equity owned by the Group, restated in accordance with accounting principles used to prepare the consolidated financial statements of the DBB and DCL Groups.

Insurance activity

Long-term investments in this category are governed by the same principles as apply for banking activity.

B.1.5. Goodwill

Banking activity

a. General principles

Goodwill represents the difference between the cost of shares in consolidated companies and the acquiring Group's share of the company's equity at the date of consolidation, as restated in accordance with the Group's accounting policies. Fair value adjustments to net assets and liabilities are amortized, depreciated or written off to the statement of income in accordance with the rules applicable to these items.

Positive goodwill, which is residual or total in the absence of attribution to different balance sheet items, is recorded in the assets as goodwill arising on consolidation. It is amortized by the straight-line method on an accruals basis from the year of acquisition. The amortization period chosen, which may not exceed 20 years, thus reflects the documented assumptions and objectives at the time of acquisition. Positive goodwill is totally accounted for if it does not exceed EUR 1 million.

Negative goodwill is recorded in the liabilities on the consolidated balance sheet. It may be maintained in equity if it corresponds to reserves that have been definitively acquired. If it is intended to offset future expense or losses, it is written back to the statement of income over a period compatible with the events which generated it.

b. Waiver to the general principles

Positive goodwill arising on consolidation may be charged to shareholders' equity when the application of the above-mentioned general principles does not give a fair image of the assets, the financial situation or the results. This procedure must, however, be authorized by the Banking and Finance Commission. If granted, the waiver is mentioned in the notes to the financial statements and duly justified, with indication of its influence on the assets, the financial situation and the Group's results.

In order to provide proper information in accordance with article 30.2 of the seventh directive, the deduction is clearly stated on the consolidated balance sheet under shareholders' equity.

The impact of this waiver is detailed in note 2.8.c. to the consolidated financial statements.

The negative goodwill differences recorded in the liabilities is subject to a theoretical percentage write-off over a term of 20 years. The amount of the write-down is transferred each year to item XI of the balance sheet, namely to 'Retained earnings'.

This amount is detailed in note 2.8.d. The amount mentioned in note 2.8.e. is not transferred to item XI of the balance sheet.

Insurance activity

The principles governing the determination of goodwill are compatible with the principles applied in banking activity.

B.1.6. Intangible assets

- Start-up costs and organization expense are capitalized and amortized on a straight-line basis over a maximum of five years, except for costs related to capital increases, which are capitalized and amortized in 1 year.

- Purchases of licences are capitalized and amortized over a maximum of five years on the basis of their service lives.

- Software developed by the company is capitalized on the basis of the lower of actual cost and a prudent estimate of their fair value or the value of future benefit to the company. It is amortized on a straight-line basis over three to five years, and on an accruals basis in the first year.

- In accordance with the Royal Decree of September 23, 1992, on the annual financial statements of credit institutions, commissions paid to compensate the introduction of new client business are recorded over the life of the transactions in question within a maximum of five years.

B.1.7. Property and equipment

Banking activity

Property and equipment are recorded in the assets at their net book value. They are recorded at historical cost minus cumulated depreciation, calculated on a straight-line basis over their estimated service lives on an accruals basis from the year of acquisition. For any items of property and equipment that are restated or revalued in consolidation, the corresponding cumulated depreciation, allowances and gains or losses on disposal are calculated in the consolidated financial statements on the basis of the restated or revalued cost. The main service lives are as follows:

- buildings (including acquisition costs and unrecovered taxes): 20 years;
- computer equipment: 3 to 6 years;
- leasehold improvements, equipment and furniture: 2 to 12 years;
- vehicles: 2 to 5 years;
- assets acquired under capital lease: duration of the lease.

With respect to property and equipment of the DBB Group that has been revalued, the revaluation difference is amortized on a straight-line basis over 20 years.

Insurance activity

Amortization schedules have been harmonized within the Group.

B.1.8. Other assets

Other banking activity assets are recorded at cost minus allowances for impairment in value, determined on a prudent basis. This item also includes deferred tax assets.

Other insurance activity assets include, among other items, the reinsurers' share of technical provisions, deferred acquisition costs and premiums still to be issued.

The reinsurers' share of technical provisions are accounted for in accordance with the terms of the reinsurance contract and with legal and regulatory provisions relating to insurance and reinsurance companies.

B.1.9. Accruals and other assets

Deferred charges and accrued income are recorded in the statement of income on an accruals basis. As an exception to this rule, debt issuance costs are amortized on a straight-line basis over the life of the loan. Unrealized gains on derivatives that are marked to market in view of their characteristics and intended holding period are also recorded under this heading.

B.2. Accounting policies: liabilities and shareholders' equity

B.2.1. Loans

Loans are recorded at the value of the corresponding proceeds. Debt securities are periodically marked to market based on their yield calculated at their selling price by taking into account the redemption price at maturity.

The DBB Group uses the yield-to-maturity method to determine the difference between the amount received and the redemption value in order to define progressively the redemption value of loans issued with a premium. The DCL Group, however, applies the straight-line method to premiums. The effect of this difference in method on the Group's net income is not material owing to the hedges contracted for these debt securities by the DCL Group, since the non-hedged part is extremely small. Interest paid in advance is recorded under accruals and other assets.

The carrying value of savings bonds issued by the DBB Group is augmented by the amount of bonds subscribed prior to the cum-interest date and reduced by the value of bonds redeemed early. With respect to savings bonds on which interest is systematically capitalized, accrued interest is added to the balance outstanding. Where the capitalization of interest is optional, unclaimed interest is added to the balance outstanding.

B.2.2. Other liabilities

Liabilities arising in the normal course of business, other than deposits and loans, are recorded on the basis of the amount due.

This item also includes liabilities generated by direct insurance and reinsurance transactions as well as the mathematical reserves of the Group's life insurance companies.

B.2.3. Accruals and other liabilities

Deferred income and accrued charges are recorded in the statement of income on an accruals basis. Unrealized losses on derivatives that are marked to market in view of their characteristics and intended holding period are also recorded under this heading.

B.2.4. Reserves for contingencies and charges and provisions for deferred taxes

Banking activity

Reserves for contingencies and charges are recorded to cover clearly identified losses and expense which are probable or certain at year end, but the total amount of which cannot be determined with a reasonable degree of accuracy. They also include a reserve for restructuring costs related to a program that has been irrevocably decided by competent authorities and defined in a detailed fashion.

Deferred taxes are recorded by the liability method to account for timing differences between the recognition of certain items of income and expense for financial reporting and tax purposes, as well as for consolidation adjustments. They are determined company by company at the latest known local tax rates.

Deferred tax assets and liabilities expected to reverse in the same period are netted off. Net deferred tax liabilities are systematically recognized; net deferred tax assets are recognized when the related tax benefit can reasonably be expected to be received.

Provisions of insurance companies

The specific provisions intended to cover clearly identified losses and expense which are probable or certain at the end of the fiscal year, but the total amount of which cannot be determined with a reasonable degree of accuracy, as well as more general losses and expense are recorded as a separate item under provisions of insurance companies.

Provisions for direct insurance claims are calculated file by file, including future settlement fees and, if necessary, they are complemented by experience acquired in the past concerning the number and amounts of claims which arrived after the end of the fiscal year. In accepted reinsurance, reserves are constituted on the basis of data communicated by the insurance companies.

Provisions for interest rate risks related to guaranteed-rate life insurance contracts are calculated on the basis of contractual agreements as well as restrictions and specific legal and regulatory procedures related to life insurance activities.

Provisions for non-acquired premiums are calculated on an accruals basis for each contract separately on the basis of the premium net of any commission and of the time remaining to the due date of the next premium.

Provisions for equalization and catastrophes include all the amounts earmarked to offset in coming years non-recurring technical losses or to level out claims fluctuations or to cover particular risks. They are constituted on the basis of minimal attributions determined by official insurance oversight authorities in the country in which the insurance company is located.

Provisions for profit-sharing and retrocession are constituted in accordance with the procedures defined in the attribution plan filed with official insurance oversight authorities in the country in which the insurance company is located.

B.2.5. General banking risks reserve

The general banking risks reserve has been set up in accordance with the stipulations of the European directive and Belgian and French regulations. These funds are considered as quasi-equity and are to be used to protect the Group against future, unidentified potential losses arising from banking activities. The minimum threshold set by the Group is 1% of assets at risk on a consolidated basis.

B.2.6. Retained earnings

This heading also includes the proportion of the theoretical write-down on goodwill which has been charged directly to the shareholders' equity, the amount of which is transferred each year.

C. Off-balance sheet commitments

C.1. Consolidation principles

Off-balance sheet commitments in the consolidated financial statements correspond to all the commitments of the consolidated companies, after elimination of commitments granted on behalf of the consolidating entities and inter-group commitments. Minority interests in commitments granted by subsidiaries are not recognized separately.

C.2. Commitments granted and received

Commitments granted and received are recorded on the basis of the maximum exposure of the DBB/DCL banking groups vis-à-vis third parties or the maximum exposure of third parties vis-à-vis the two groups. Mention is made of commitments received and granted by the insurance companies.

C.3. Currency and interest rate instruments

The notional amount of currency and interest rate instruments is recorded as an off-balance sheet commitment over the life of the contract, i.e. from the date of signature of the contract to its maturity or the starting date of the reference period in the case of forward rate agreements. The amount of the commitment is adjusted to reflect any changes in notional amounts in order to represent at all times the maximum current or future commitment. Gains and losses on off-balance sheet instruments are valued based on the underlying purpose of the transaction.

Specific hedges

Gains or losses on transactions entered into as hedges against exchange rate, interest rate or price fluctuations on identified assets or liabilities are recorded in the statement of income on a symmetrical basis with the loss or gain on the hedged instrument. The same principle applies to equalization payments received or paid when transactions are cancelled.

Trading

Transactions included in this category involve specialized management of a trading portfolio containing specific interest rate and interest rate derivative swap contracts. The result is accounted for in accordance with the mark-to-market principle, which leads to a periodic revaluation of all future flows whose impact is directly recorded in the statement of income, and to the immediate recognition in the statement of income of any paid or received flows.

Isolated open positions

Derivative transactions in this category maintain isolated open positions in order to benefit from changes in interest rates, if such occur. The result is marked to market as explained above. In the DCL Group, contrary to the procedure for foreign exchange transactions, the result of interest rate derivative transactions in this portfolio is recorded on a prudent basis which involves a periodic valuation of contracts at market price, resulting in the constitution of reserves in the event of latent capital losses, whereas latent capital gains are not recorded in the statement of income, as well as recognition of interest and equalization payments in the statement of income on an accruals basis.

Instruments used as hedges against overall interest rate exposures

Interest rate derivatives are acquired as hedges against overall interest rate exposures on the instructions of the Assets and Liability Management Committee. Gains and losses on these instruments do not reflect market fluctuations, but are recorded in the statement of income on an accruals basis. The application of this accounting treatment by the DBB Group, which represents an exception to the mark-to-market rule laid down in article 36bis of the Royal Decree on the annual financial statements of credit institutions published in the October 6, 1992, issue of the Belgian Official Gazette, has been authorized by the Belgian Banking and Finance Commission. Equalization payments are recorded as follows:

- on an accruals basis when cancellation is not linked to a prior change in the overall interest rate risk to be hedged, or
- by a symmetrical treatment for elements which led to a modification of this risk.

Transactions giving rise to asymmetrical internal contracts are accounted for in the same way as contracts with third parties.

Specific transactions associated with Proprietary Management

In this portfolio, forward interest rate transactions concluded within the context of the discretionary rate and currency strategies of the ALM in the medium and long term with a view to achieving an additional yield are valued with recognition of the results relating thereto on an accruals basis and with the results including any possible negative balance resulting from the measure at market value according to the principle of "lower of cost or market", per strategy or if necessary per currency.

C.4. Credit derivatives

As far as the management of its credit risk is concerned, the Group acts as a seller and a buyer in the market for credit derivatives.

- Trading activity

Credit Default Swaps concluded within the framework of the trading portfolio are processed in accordance with the principles relating to financial instruments.

The nominal amounts of the underlying components are recorded in the off-balance sheet items "other options" at the transaction date.

Premiums received or paid are recorded in the balance sheet at the transaction date.

They are revalued at market value if the market is liquid, and according to the principle of "lower of cost or market" if the market is not liquid. Variations in the value of premiums are immediately recorded into income.
In the case of exercise and physical delivery of the underlying instrument, the accounting principles relating thereto are applied.
In the case of exercise and financial settlement, the settled amount is immediately entered in income.

• Hedging activity
Credit Default Swaps (purchase of protection/sale of risk) are recorded in the off-balance sheet items as "personal guarantees received", for the amount hedged.
In the case of later and conditional payment of the premium, this is entered entirely as income at the time of payment. In the case of payment or determination in advance of the premium, it is entered as income on an accruals basis.
The premium paid is recorded in the item "fees paid for financial services".
In the case of exercise via cash settlement, the indemnity received is charged under the item "Results of financial transactions".

• Investment
Credit Default Swaps (sale of protection/purchase of risk) are recorded in the off-balance sheet items as "securities of a credit substitute character" for the amount of the commitment.
In the case of later and conditional receipt of the premium, it is entered entirely as income at the time of its receipt. In the case of receipt or determination in advance of the premium, it is entered as income on an accruals basis.
The premium received is recorded in the item "fees received for financial services".
A provision for commitment credits is formed periodically if necessary for the credit risk incurred.

D. Statement of income

D.1. Revenue recognition

Penalties received for early repayment of customer loans are deferred and amortized in the statement of income as interest income over the residual life of the loans based on the interest that would have been earned up to the original repayment date. The same accounting treatment is applied to the equalization payments received on early repayment or paid on the redemption of loans. As from the financial year 2002, the Dexia Bank Group will apply the principle for new transactions taking place during the financial year.

Income and expense on interest rate derivative transactions conducted in execution of the strategic decisions of the Assets and Liability Management Committee which do not reduce the interest rate risk are recorded as income from financial transactions.

D.2. Presentation of income and expense on hedging instruments

Net accrued income or expense on financial derivatives acquired as specific hedges for identified assets or liabilities or groups of assets or liabilities is included in the income or expense on the underlying hedged items.

Macro-hedging ALM transaction carried out in euro implementing the decisions taken by the Markets Committee, irrespective of whether or not they have the characteristic of reducing interest rate risks, are valued with recognition in the interest margin of the results relating thereto over the term of the transactions insofar as a limit is observed restricting the interest rate position to a ceiling which is reasonable in relation to the profitability and solvency of the bank.

Macro-hedging ALM transactions carried out in foreign currencies with the aim and effect of reducing interest rate risks are valued with recognition in the interest margin of the results relating thereto over the term of the transactions.

Transactions which do not reduce ("strategic") ALM risk may be valued with recognition in the interest margin of the results relating thereto over the term of the transactions insofar as the results include any possible negative balance resulting from the measure at the market value of the forward interest rate transactions, per strategy op per currency, according to the principle of Lower of Cost or Market (LOCOM).

D.3. Fees paid

Fees other than those paid to independent intermediaries with an exclusive sales mandate with regard to the banking and/or insurance products of the Dexia Group, for bringing in transactions with customers, are recorded under heading V of net banking income.

D.4. Charges and income from current "Insurance" activity

As regards net banking income, the "technical and financial margin of insurance activities" includes the technical income and charges (life, non-life, credit enhancements), namely premiums or contributions acquired, charges relating to claims, the reinsurers' share in claims, net income from investments, other technical income and charges, allowances to write-offs or write-backs and allowances to reserves concerning insurance investments or write-backs.

D.5. Deferred acquisition costs of FSA

These net deferred costs include both direct and indirect charges borne by the company to obtain contracts signed during the year and reinsurance premiums on these contracts. This net amount is capitalized and subsequently spread over the life of the contracts on the same basis as the corresponding premiums.

D.6. Network costs

This heading records fees paid to intermediaries associated by exclusive sales mandate for bringing in transactions with customers.

D.7. Risk costs

With a concern for homogeneity with the processing of the Group's banking activities, allocations to the general and specific reserve of FSA are recorded in this item.

D.8. Non-recurring income and expense

A specific exemption was granted on March 9, 1999 by the Banking and Finance Commission for the recording of exceptional proceeds and charges.

On the basis of the exemption, nonrecurring income and expense results from events or transactions that do not relate to the ordinary business transactions or routine management of the Group's assets and liabilities or to the environment of the companies in the countries in which they operate. In addition, such income and expense do not depend on decisions made in connection with the routine management of the business of the Group's assets and liabilities, but result from external events which are exceptional and infrequent.

Only events of this type having a significant influence on the results of the period are accounted for.

Notes to the assets of the consolidated balance sheet (in millions of EUR)

2.0. Cash, central banks and postal checking accounts (item I. Assets)

a. Accrued interest 2

b. Details of this item, excluding accrued interest

	Amount at Dec. 31, 2002
Cash	263
Funds with authorized agents	307
Monetary reserve assets	716
Central banks	904
Postal checking accounts	6
Total	**2,196**

2.1. Government securities eligible for central bank refinancing (item II. Assets)

a. Accrued interest 57

b. Analysis by maturity, excluding accrued interest

	Less than 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	No fixed maturity and other	Total
	1,789	3,805	807	3,170	1,258	10,829

c. Analysis by portfolio, excluding accrued interest and movements for the year

	Banking activity and other			Insurance activity	Total
	Trading securities	Securities available for sale	Investment securities		
At cost at Dec. 31, 2001	**244**	**734**	**6,478**	**128**	**7,584**
Movements for the year:					
- additions	76,028	6,902	226	359	**83,515**
- disposals and securities at maturity date	(74,590)	(6,902)	(459)	(278)	**(82,229)**
- transfers	0	3,536	(3,536)	12	**12**
- changes in scope of consolidation (in)	0	0	0	2,182	**2,182**
- changes in scope of consolidation (out)	0	0	0	0	**0**
- translation adjustments	0	4	0	(232)	**(228)**
At cost at Dec. 31, 2002 (A)	**1,682**	**4,274**	**2,709**	**2,171**	**10,836**
Allowances at Dec. 31, 2001	**0**	**0**	**0**	**0**	**0**
Movements for the year:					
- recorded	0	0	7	0	**7**
Allowances at Dec. 31, 2002 (B)	**0**	**0**	**7**	**0**	**7**
Net book value at Dec. 31, 2002 (A) - (B)	**1,682**	**4,274**	**2,702**	**2,171**	**10,829**

d. Transfers between portfolios (excluding insurance activity)

	Amount at Dec. 31, 2002	Impact on the result
From securities available for sale to investment securities	17	0

e. Analysis in quoted and unquoted bonds, excluding accrued interest

	Net book value at Dec. 31, 2002	Market value at Dec. 31, 2002	Difference at Dec. 31, 2002
Quoted bonds	8,551	8,596	45
Unquoted bonds	2,278		
Total	10,829		

2.2. Interbank loans and advances: other (item III. Assets)

a. Accrued interest

356

b. Analysis by maturity, excluding accrued interest (item III. B. Assets)

Less than 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	No fixed maturity and other	Total
12,636	8,101	1,874	4,011	377	26,999

c. Analysis by related parties, excluding accrued interest

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Loans and advances to non-consolidated affiliates	0	9
Loans and advances to other related credit institutions	0	97
Loans and advances to non-related credit institutions	38,354	29,379
Total	**38,354**	29,485

d. Doubtful and non-performing loans

Risk	Amount at Dec. 31, 2001	Doubtful loans		Non-performing loans	Amount at Dec. 31, 2002
		Specific	General		
Gross amount	2	3	0	0	3
Loan loss reserves	(1)	(3)	0	0	(3)
Net amount	0	0	0	0	0

e. Analysis by subordination, excluding accrued interest

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Subordinated interbank loans and advances to credit institutions	5	16
Other interbank loans and advances to credit institutions	38,349	29,469
Total	**38,354**	29,485

f. Movements for the year of subordinated loans, excluding accrued interest

	Enterprises accounted for by the equity method	Other enterprises	Total
At cost at Dec. 31, 2001	0	5	5
Movements for the year:			
- additions	0	11	11
At cost at Dec. 31, 2002 (A)	0	16	16
Allowances at Dec. 31, 2001	0	0	0
Movements for the year	0	0	0
Allowances at Dec. 31, 2002 (B)	0	0	0
Net book value at Dec. 31, 2002 (A) - (B)	0	16	16

2.3. Customer loans (item IV. Assets)

a. Accrued interest

1,609

b. Analysis by maturity, excluding accrued interest

	Less than 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	No fixed maturity and other	Total
	20,371	12,349	38,715	80,432	4,297	156,164

c. Analysis by type of borrower, excluding accrued interest

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Public sector	98,601	97,567
Other sectors	55,913	58,597
Total	154,514	156,164

d. Doubtful and non-performing loans

Risk	Amount at Dec. 31, 2001	Doubtful Loans		Non-performing loans	Amount at Dec. 31, 2002
		Specific	General		
Gross amount	1,897	1,097	56	789	1,942
Loan loss reserves	1,083	(513)	(23)	(615)	(1,151)
Net amount	814	584	33	174	791

e. Analysis by related parties, excluding accrued interest

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Loans and advances to non-consolidated affiliates	165	173
Loans and advances to other related parties	660	686
Loans and advances to non-related parties	153,715	155,305
Total	154,540	156,164

f. Analysis by subordination, excluding accrued interest

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Subordinated customer loans	20	17
Other customer loans	154,520	156,147
Total	**154,540**	**156,164**

g. Movements for the year of subordinated loans, excluding accrued interest

	Enterprises accounted for by the equity method	Other enterprises	Total
At cost at Dec. 31, 2001	**0**	**20**	**20**
Movements for the year:			
- additions	0	15	15
- disposals and securities at maturity date	0	(3)	(3)
At cost at Dec. 31, 2002 (A)	**0**	**32**	**32**
Allowances at Dec. 31, 2001	**0**	**0**	**0**
Movements for the year:			
- recorded	0	15	15
Allowances at Dec. 31, 2002 (B)	**0**	**15**	**15**
Net book value at Dec. 31, 2002 (A) - (B)	**0**	**17**	**17**

2.4. Bonds and other fixed-income securities (item V. Assets)

a. Accrued interest

1,795

b. Analysis by maturity, excluding accrued interest

	Less than 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	No fixed maturity and other	Total
	7,805	12,677	35,677	48,773	10,281	115,213

c. Analysis by type of issuer, excluding accrued interest

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Public sector	38,645	42,118
Other sectors	70,178	73,095
Total	**108,823**	**115,213**

d. Analysis in quoted and unquoted bonds, excluding accrued interest

	Net book value at Dec. 31, 2002	Market value at Dec. 31, 2002	Difference at Dec. 31, 2002
Quoted bonds	87,124	89,455	2,331
Unquoted bonds	28,089		
Total	**115,213**		

e. Analysis by portfolio, excluding accrued interest and movements for the year

	Banking activity and other			Insurance activity	Total
	Trading securities	Securities available for sale	Investment securities		
At cost at Dec. 31, 2001	**10,920**	**18,952**	**72,477**	**6,655**	**109,004**
Movements for the year:					
- additions	111,458	23,952	62,717	14,774	**212,901**
- disposals and securities at maturity date	(111,425)	(19,342)	(66,759)	(13,377)	**(210,903)**
- transfers	(647)	468	179	0	**0**
- adj. art 35ter 4 and 5 of the Royal Decree of September 23, 1992	0	0	(12)	62	**50**
- changes in scope of consolidation (in)	60	10	822	7,144	**8,036**
- changes in scope of consolidation (out)	(26)	0	(6)	0	**(32)**
- translation adjustments	(301)	(229)	(1,594)	(1,337)	**(3,461)**
- other movements	(35)	(1)	(221)	44	**(213)**
At cost at Dec. 31, 2002 (A)	**10,004**	**23,810**	**67,603**	**13,965**	**115,382**
Allowances at Dec. 31, 2001	**0**	**36**	**130**	**15**	**181**
Movements for the year:					
- recorded	0	30	44	2	**76**
- reversal of excess depreciation	0	(32)	(38)	0	**(70)**
- cancelled	0	(1)	(3)	(13)	**(17)**
- changes in scope of consolidation (in)	0	0	1	0	**1**
- translation differences	0	(1)	(1)	0	**(2)**
Allowances at Dec. 31, 2002 (B)	**0**	**32**	**133**	**4**	**169**
Net book value at Dec. 31, 2002 (A) - (B)	**10,004**	**23,778**	**67,470**	**13,961**	**115,213**

f. Analysis by related parties, excluding accrued interest

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Bonds and other fixed-income securities issued by non-consolidated affiliates	0	**7**
Bonds and other fixed-income securities issued by other related parties	0	**0**
Bonds and other fixed-income securities issued by other counterparts	108,823	**115,206**
Total	**108,823**	**115,213**

g. Analysis by subordination, excluding accrued interest

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Subordinated bonds and other fixed-income securities issued by banks	234	**291**
Subordinated bonds and other fixed-income securities issued by other counterparts	131	**493**
Not subordinated bonds and other fixed-income securities	108,458	**114,429**
Total	**108,823**	**115,213**
Quoted subordinated debt securities	149	**590**

h. Transfers between portfolios (excluding insurance activity)

	Amount at Dec. 31, 2002	Impact on the result
From trading securities to securities available for sale	468	1
From trading securities to investment securities	179	(3)

i. Trading portfolio, excluding accrued interest

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Difference between market value (if higher) and cost for securities marked to market	52	37
Difference between market value (if higher) and book value for shares valued in accordance with article 35ter section 2 paragraph 2 of the Royal Decree of September 23,1992	0	0

j. Investment portfolio, excluding accrued interest

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Difference between redemption value (if higher) and book value	119	307
Difference between redemption value (if lower) and book value	232	653

k. Movements for the year of subordinated loans, excluding accrued interest

	Enterprise accounted for by the equity method	Other enterprises	Total
At cost at Dec. 31, 2001	**0**	**615**	**615**
Movements for the year:			
- additions	0	244	244
- disposals and securities at maturity date	0	(39)	(39)
- translation adjustments	0	(18)	(18)
- other movements	0	(10)	(10)
At cost at Dec. 31, 2002 (A)	**0**	**792**	**792**
Allowances at Dec. 31, 2001	**0**	**3**	**3**
Movements for the year:			
- recorded	0	6	6
- reversal of excess depreciation	0	(1)	(1)
Allowances at Dec. 31, 2002 (B)	**0**	**8**	**8**
Net book value at Dec. 31, 2002 (A) - (B)	**0**	**784**	**784**

2.5. Equities and other variable-income securities (item VI. Assets)

a. Analysis by portfolio and movements for the year

	Banking activity and other			Insurance activity	Total
	Trading securities	Securities available for sale	Investment securities		
At cost at Dec. 31, 2001	**411**	**813**	**2,033**	**3,249**	**6,506**
Movements for the year:					
- additions	4,028	595	913	785	**6,321**
- disposals	(4,086)	(654)	(1,618)	(632)	**(6,990)**
- transfers	0	(78)	(187)	0	**(265)**
- changes in scope of consolidation (in)	0	16	0	0	**16**
- changes in scope of consolidation (out)	0	(22)	0	0	**(22)**
- translation adjustments	(14)	(1)	3	(7)	**(19)**
- other movements	(7)	3	(3)	(491)	**(498)**
At cost at Dec. 31, 2002 (A)	**332**	**672**	**1,141**	**2,904**	**5,049**
Allowances at Dec. 31, 2001	**0**	**9**	**84**	**2**	**95**
Movements for the year:					
- recorded	0	53	53	0	**106**
- reversal of excess depreciation	0	(15)	(66)	0	**(81)**
- reclassifications	0	12	12	0	**24**
- translation differences	0	0	(1)	0	**(1)**
Allowances at Dec. 31, 2002 (B)	**0**	**59**	**82**	**2**	**143**
Net book value at Dec. 31, 2002 (A) - (B)	**332**	**613**	**1,059**	**2,902**	**4,906**

b. Transfers between portfolios (excluding insurance activity)

	Amount at Dec. 31, 2002	Impact on the result
From the Investment securities to the long-term investments: investments at cost:		
- Fortis	139	**0**
- Société Générale	29	**0**
- Swiss Life	73	**0**

c. Analysis by country

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Belgian issuers	2,525	**1,798**
French issuers	587	**686**
Foreign issuers	3,299	**2,422**
Total	**6,411**	**4,906**

d. Analysis in quoted and unquoted shares

	Book value at Dec. 31, 2002	Market value at Dec. 31, 2002	Difference at Dec. 31, 2002
Quoted shares	**4,548**	**4,462**	**(86)**
Unquoted shares	**358**		
Total	**4,906**		

e. Trading portfolio

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Difference between market value (if higher) and cost for shares market to market	9	0
Difference between market value (if higher) and book value for shares valued in accordance with article 35ter section 2 paragraph 2 of the Royal Decree of September 23, 1992	0	0

2.6. Long-term investments (item VII. Assets)

a. Accrued interest

0

b. Analysis by type of issuer and movements for the year

	Investments at equity		Investments at cost			Total
			Banking activity and other		Insurance activity	
	Financial institutions	Other	Financial institutions	Other		
At cost at Dec. 31, 2001	**336**	**198**	**376**	**520**	**37**	**1,467**
Movements for the year:						
- additions	0	14	50	303	64	**431**
- disposals	0	(2)	(31)	(73)	(2)	**(108)**
- transfers	(34)	34	7	234	0	**241**
- changes in scope of consolidation (in)	0	21	0	(17)	0	**4**
- changes in scope of consolidation (out)	(22)	(52)	19	8	0	**(47)**
- translation adjustments	0	(17)	0	(12)	(3)	**(32)**
- other movements	20	(2)	0	(3)	11	**26**
At cost at Dec. 31, 2002 (A)	**300**	**194**	**421**	**960**	**107**	**1,982**
Allowances at Dec. 31, 2001	**0**	**0**	**(4)**	**(29)**	**0**	**(33)**
Movements for the year:						
- recorded	0	0	0	(70)	0	**(70)**
- reversal of excess depreciation	0	0	2	1	0	**3**
- cancelled	0	0	0	8	0	**8**
- changes in scope of consolidation (out)	0	0	0	(7)	0	**(7)**
Allowances at Dec. 31, 2002 (B)	**0**	**0**	**(2)**	**(97)**	**0**	**(99)**
Net book value at Dec. 31, 2002 (A) - (B)	**300**	**194**	**419**	**863**	**107**	**1,883**

c. Quoted and unquoted shares

	Quoted shares			Unquoted shares
	Book value at Dec. 31, 2002	Market value at Dec. 31, 2002	Difference at Dec. 31, 2002	Book value at Dec. 31, 2002
Investments at equity	0	0	0	494
Investments at cost	854	828	(26)	535
Total	**854**	**828**	**(26)**	**1,029**

d. Strategic investments - Quoted shares

	Net book value at Dec. 31, 2002	Market value at Dec. 31, 2002
Erste Bank	53	75
Fortis	139	99
Société Générale	298	313
Swiss Life	20	14
Vivendi Environnement	166	149
Autoroute du Sud de la France	38	35

e. Details of significant investments - Other unquoted shares

	Net book value at Dec. 31, 2002
Auxipar	14
Crédit du Nord	238
Fairbanks Capital Holding corp.	53
Kommunalkredit Austria	57
Société Coopérative de Production d'Électricité (SPE)	63
Société Liégeoise de Financement (SLF)	73
VDK Spaarbank	24
XL Insurance	50

2.7. Analysis of assets by maturity, excluding accrued interest (summary)

	Amount at Dec. 31, 2001	Government securities eligible for central bank refinancing	Interbank loans and advances	Customer loans	Bonds and other fixed-income securities	Amount at Dec. 31, 2002
Less than 3 months	43,896	1,789	12,636	20,371	7,805	42,601
3 months to 1 year	39,504	3,805	8,101	12,349	12,677	36,932
1 year to 5 years	80,896	807	1,874	38,715	35,677	77,073
Over 5 years	121,477	3,170	4,011	80,432	48,773	136,386
No fixed maturity and other	18,989	1,258	377	4,297	10,281	16,213
Total	**304,762**	**10,829**	**26,999**	**156,164**	**115,213**	**309,205**

2.8. Goodwill arising on consolidation (item VIII.B. Assets and items XIV. and XIV. bis Liabilities)

a. Details and movements for the year

	Goodwill arising on consolidation (item VIII.B. Assets)		Negative goodwill (item XIV. Liabilities)		Deducted goodwill (item XIV.bis Liabilities)	
	Fully-consolidated companies	Companies at equity	Fully-consolidated companies	Companies at equity	Fully-consolidated companies	Companies at equity
Net book value at Dec. 31, 2001	**639**	**160**	**314**	**2**	**8,474**	**0**
Movements for the year:						
- movements due to an increase of percentage held	76	17	0	0	0	0
- movements due to a decrease of percentage held	0	0	0	0	0	0
- changes in scope of consolidation (in)	18	0	2	0	0	0
- changes in scope of consolidation (out)	(1)	0	0	0	0	0
- amortization	(56)	(11)	0	0	(1,330)	0
- translation differences	0	0	0	0	0	0
- other movements	(14)	14	0	0	(9)	0
Net book value at Dec. 31, 2002	**662**	**180**	**316**	**2**	**7,135**	**0**

b. Write-off of goodwill arising on consolation on 20 years

	Start of amortization	Fully-consolidated companies	Companies at equity
Dexia Crediop	1996, 1999, 2001	177	-
Dexiam France	1998	66	-
Dexia Sofaxis	1999	60	-
Dexia Banque Privée France	1999	28	-
Rekord Group	1999	40	-
Dexia Insurance	1999	73	-
Dexia BIL - Public exchange offer	1999, 2001	16	-
Fortior	1999, 2002	-	33
Prvá Komunálna Banka	2000	5	-
Bancoval	2000	16	-
Dexia Life & Pensions	2000	5	-
Crédit du Nord	2000	-	178
Otzar Hashilton Hamekomi	2001	10	-
P-H Holding	2001	6	-
Dexia Nordic Private Bank	2001	36	-
Ely Fund Managers	2001	44	-
Kempen & Co	2002	6	-
Group Butterfield	2002	18	-
DVV Insurance	2002	57	-
Total		**663**	**211**

c. Imputation of the positive differences of the own fund

	Depreciation period	Year	Consolidation differences	Equity-accounted differences
Dexia BIL	20	1999	678	-
Dexia France	20	1999	2,911	-
FSA	20	2000	1,448	-
Labouchere	20	2000	612	-
Financière Opale	20	2001	183	-
Kempen & Co	20	2001	896	-
Artesia BC	20	2001	1,736	-
Total			**8,464**	**-**

d. Theoretical amortization cost of the deducted goodwill (theoretical amortization over 20 years)

Amortization cost imputed on the reserves at Dec. 31, 2001 (A)	Depreciation period	**373**
Amortization of the year:		
Dexia BIL	20	34
FSA	20	72
Labouchere	20	412
Financière Opale	20	9
Kempen & Co	20	343
Artesia BC	20	87
Total (B)		**957**
Cumulated amortization at Dec. 31, 2002 (A) + (B)		**1,330**

e. Theoretical amortization cost of non-deducted goodwill

Amortization cost not imputed on the reserves at Dec. 31, 2001 (A)	Depreciation period	**438**
Amortization of the year: Dexia France	20	146
Total (B)		**146**
Cumulated amortization at Dec. 31, 2002 (A) + (B)		**584**

2.9. Organization expense and other intangible assets (item VIII.A. Assets)

a. Details and movements for the year

	Goodwill	Organization expense	Other intangible assets (exclusive commission art. 27bis*)	Total
At cost at Dec. 31, 2001	**21**	**197**	**397**	**615**
Movements for the year:				
- increase	0	24	94	**118**
- decrease	0	(8)	(15)	**(23)**
- changes in scope of consolidation (out)	0	0	(4)	**(4)**
- other	0	0	20	**20**
At cost at Dec. 31, 2002 (A)	**21**	**213**	**492**	**726**
Amortization and allowances at Dec. 31, 2001	**4**	**96**	**270**	**370**
Movements for the year:				
- increase	2	42	84	**128**
- decrease	0	(8)	(13)	**(21)**
- translation adjustments	0	0	(1)	**(1)**
- changes in scope of consolidation (out)	0	0	(3)	**(3)**
- other	0	1	(6)	**(5)**
Amortization and allowances at Dec. 31, 2002 (B)	**6**	**131**	**331**	**468**
Net book value at Dec. 31, 2002 (A) - (B)	**15**	**82**	**161**	**258**

(*) Commissions article 27bis are booked in item XIV. Accruals and other assets. For more details see note 2.11.

b. Details of organization expense

Net book value at Dec. 31, 2002	**82**
of which: - incorporation and capital increase expense	2
- loan issue expense	0
- other formation expense	0
- reorganization costs	80

2.10. Property and equipment (item IX. Assets)

	Lands and buildings	Equipment, furniture and vehicles	Assets under capital leases	Other property assets	Assets under construction and prepayments	Total
At cost at Dec. 31, 2001	**2,001**	**1,148**	**21**	**777**	**42**	**3,989**
Movements for the year:						
- additions (and produced fixed assets)	73	88	4	110	9	284
- disposals and retirements (-)	(422)	(28)	(1)	(66)	(2)	(519)
- reclassifications (+/-)	(66)	63	5	126	(8)	120
- changes in scope of consolidation (in)	36	3	0	0	0	39
- changes in scope of consolidation (out)	(11)	(5)	0	(1)	0	(17)
- translation adjustments	1	(3)	(2)	0	(2)	(6)
- other movements	(2)	(2)	(1)	1	0	(4)
At cost at Dec. 31, 2002 (A)	**1,610**	**1,264**	**26**	**947**	**39**	**3,886**
Gains at Dec. 31, 2001	**224**	**0**	**0**	**30**	**0**	**254**
Movements for the year:						
- cancelled (-)	(32)	0	0	0	0	(32)
- reclassifications (+/-)	(53)	0	0	56	0	3
Gains at Dec. 31, 2002 (B)	**139**	**0**	**0**	**86**	**0**	**225**
Amortizations and allowances at Dec. 31, 2001	**1,003**	**881**	**8**	**355**	**1**	**2,248**
Movements for the year:						
- depreciation for the year (-)	81	93	2	88	0	264
- depreciation written off on disposal (-)	(267)	(17)	0	(51)	0	(335)
- reclassifications (+/-)	(12)	18	(1)	89	0	94
- changes in scope of consolidation (in)	3	2	0	0	0	5
- changes in scope of consolidation (out)	0	(2)	0	(1)	0	(3)
- translation adjustments	0	(4)	(1)	0	0	(5)
- other movements	7	(1)	0	(1)	0	5
Amortizations and allowances at Dec. 31, 2002 (C)	**815**	**970**	**8**	**479**	**1**	**2,273**
Net book value at Dec. 31, 2002 (A) + (B) - (C)	**934**	**294**	**18**	**554**	**38**	**1,838**
of which: - lands and buildings			7			
- plant, machinery, equipment			9			
- furniture and vehicles			0			

2.11. Accruals and other assets (item XIV. Assets)

a. Details

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Redemption premiums and other deferred charges on borrowings	773	755
Potential and deferred losses on financial future hedges	857	1,005
Accrued income on hedging transactions	8,937	7,348
Accrued income on trading transactions	6,650	7,207
Translation differences	1,671	71
Other deferred charges	479	384
Other accrued income	1,163	709
Deferred commissions on treasury notes	186	147
Total	**20,716**	**17,626**

b. Analysis of potential and deferred losses on financial future hedges

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Securities transactions	1	0
Foreign currency transactions	70	195
Other financial instruments		
- interest rate instruments	706	498
- other forward purchases and sales	80	312
Total	**857**	**1,005**

c. Analysis of accrued income on hedging transactions

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Securities transactions	4	3
Foreign currency transactions	1,116	736
Other financial instruments		
- interest rate instruments	7,763	6,609
- other forward purchases and sales	54	0
Total	**8,937**	**7,348**

d. Analysis of accrued income on trading transactions

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Securities transactions	32	5
Foreign currency transactions	619	293
Other financial instruments		
- interest rate instruments	5,999	6,909
- other forward purchases and sales	0	0
Total	**6,650**	**7,207**

2.12. Breakdown of Dexia risk-weighted assets (RWA)

	Amount at Dec. 31, 2000	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Counterparts with a 20% weighting [1]	23,485	28,297	29,673
Counterparts with a 50% weighting [2]	5,854	9,968	10,103
Counterparts with a 100% weighting [3]	38,383	57,267	61,201
Trading portfolio [4]	6,285	8,101	8,388
Total	**74,007**	**103,633**	**109,365**

(1) Counterparts with a 20% weighting correspond to local authorities (excluding those in certain countries, such as Germany and Sweden, which have a 0% weighting) and financial institutions in OECD countries.

(2) Counterparts with a 50% weighting include mortgage borrowers, primarily private borrowers in Belgium and housing associations in the United Kingdom.

(3) Counterparts with a 100% weighting consist mainly of private borrowers – essentially in Belgium and Luxembourg – and corporate borrowers together with assets not included in either of the two above categories.

(4) Risk-weighted trading portfolio assets correspond to market risk equivalents (interest rate risk, currency risk, settlement-delivery risk, etc.).

2.13. Other assets (item XIII. Assets)

a. Details of item XIII.A. Other assets: banking activity and other

	Amount at Dec. 31, 2002
Precious metals	33
Assets for resale	178
Miscellaneous assets, of which	4,637
- tax receivables	2,304
- premiums paid for swaptions written out	201
- other assets	740
- deposit of paid guarantee	3
- pension funds	0
- premiums paid for options	627
- provision for coupons	15
- short-term receivables	189
- deferred taxes - assets	553
- other financial fixed assets	5
Total	**4,848**

b. Details of item XIII.B. Other assets: insurance activity

	Amount at Dec. 31, 2002
Share of the reinsurers in the technical reserves	174
Receivables resulting from direct insurance transactions	93
Premiums still to be issued	0
Deferred acquisition costs	242
Other insurance assets	275
Total	**784**

2.14. Treasury stock (item XII. Assets)

	Amount of capital held	Number of shares
Treasury stock:		
- held by the bank itself	45	11,188,215
- held by its affiliates	36	8,893,790
Total	**81**	**20,082,005**

As a consequence of the authorizations granted by the Extraordinary General Meetings on May 31, 2000, June 6, 2001 and May 7, 2002, Dexia repurchased its own shares within the limits and under the conditions fixed by Article 620 of the Company Code. These shares were acquired with a view to their cancellation which will be proposed to the next Extraordinary General Meeting . As a consequence, they have been valued at their acquisition price by application of the valuation principle retained by the Board of Directors subject to the approval, by the Ordinary General Meeting, of the financial statements drawn up on the basis of that accounting principle. The non-application of that accounting principle would bring about a taking into account of a reduction in value on own shares in the order of EUR 33.6 million as of Dec. 31, 2002.

3

Notes to the liabilities of the consolidated balance sheet (in millions of EUR)

3.1. Interbank loans and deposits: time (item I.B. Liabilities)

a. Accrued interest 809

b. Analysis by maturity, excluding accrued interest

	Less than 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	No fixed maturity and other	Total
	41,523	7,557	1,873	9,064	72	**60,089**

c. Analysis by related parties, excluding accrued interest

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Interbank loans and deposits to non-consolidated affiliates	34	**5**
Interbank loans and deposits to other related parties	0	**16**
Interbank loans and deposits to non-related parties	67,625	**60,068**
Total	**67,659**	**60,089**

d. Analysis by country, excluding accrued interest

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Belgium	6,689	**7,771**
France	4,986	**2,982**
Foreign EU-countries	24,988	**18,453**
Foreign countries outside the EU	30,996	**30,883**
Total	**67,659**	**60,089**

3.2. Customer deposits (item II. Liabilities)

a. Accrued interest 267

b. Analysis by maturity, excluding accrued interest and sight deposits

	Less than 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	No fixed maturity and other	Total
	26,320	7,262	3,615	4,039	21,107	**62,343**

c. Analysis by related parties, excluding accrued interest

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Customer deposits to non-consolidated affiliates	233	**33**
Customer deposits to other related parties	326	**274**
Customer deposits to non-related parties	83,189	**84,748**
Total	**83,748**	**85,055**

d. Analysis by type of customer, excluding accrued interest

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Public sector	6,350	10,045
Other sectors	77,398	75,010
Total	**83,748**	**85,055**

e. Analysis by country, excluding accrued interest

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Belgium	47,501	46,785
France	1,722	3,041
Foreign EU-countries	21,269	20,849
Foreign countries outside the EU	13,256	14,380
Total	**83,748**	**85,055**

3.3. Debt securities (item III. Liabilities)

a. Accrued interest

3,055

b. Analysis by maturity, excluding accrued interest

	Less than 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	No fixed maturity and other	Total
	28,520	20,696	63,039	31,137	58	143,450

c. Analysis by type of security and movements during the year, excluding accrued interest

	Savings bonds	Bond loans	Certificates of deposit Negotiable debts and other	Total
Amount at Dec. 31, 2001	**19,195**	**72,815**	**45,613**	**137,623**
Movements for the year:				
- additions	3,225	22,841	27,990	54,056
- disposals and securities at maturity date	(5,049)	(12,521)	(24,721)	(42,291)
- transfers	0	(6,357)	(3,543)	(9,900)
- changes in scope of consolidation (in)	1	0	105	106
- changes in scope of consolidation (out)	(1)	0	(104)	(105)
- translation adjustments	0	(3,119)	(1,752)	(4,871)
- other movements	(26)	9,205	(347)	8,832
Amount at Dec. 31, 2002	**17,345**	**82,864**	**43,241**	**143,450**

d. Analysis by related parties, excluding accrued interest

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Debt securities to non-consolidated affiliates	0	0
Debt securities to other related parties	0	0
Debt securities to non-related parties	137,623	143,450
Total	**137,623**	**143,450**

3.4. Accruals and other liabilities (item V. Liabilities)

a. Details of accruals and other liabilities

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Issue premiums on borrowings	62	0
Redemption premiums on loans	632	638
Potential and deferred gains on hedging transactions	1,091	1,306
Accrued charges on hedging transactions	7,570	6,676
Accrued charges on trading transactions	5,660	6,725
Unrealized translation gains	0	598
Received deferred rent	57	52
Other deferred income	543	365
Other accrued expense	1,427	1,098
Other	0	0
Total	**17,042**	**17,458**

b. Analysis of potential and deferred gains on hedging transactions

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Securities transactions	2	0
Foreign currency transactions	130	112
Other financial instruments		
- interest rate instruments	894	1,117
- other forward purchases and sales	65	77
Total	**1,091**	**1,306**

c. Analysis of accrued charges on hedging transactions

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Securities transactions	0	0
Foreign currency transactions	555	542
Other financial instruments		
- interest rate instruments	7,026	6,134
- other forward purchases and sales	(11)	0
Total	**7,570**	**6,676**

d. Analysis of accrued charges on trading transactions

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Securities transactions	2	0
Foreign currency transactions	36	424
Other financial instruments		
- interest rate instruments	5,622	6,301
- other forward purchases and sales	0	0
Total	**5,660**	**6,725**

3.5. Reserves for contingencies and charges (item VI.A. Liabilities)

	Pensions and other retirement commitments	Taxes	Loan losses (general provisions)	Losses on foreign currency positions, securities and other financial instruments	Other contingencies and charges	Provisions of insurance companies (item VI.C Liabilities)	Total
Amount at Dec. 31, 2001	142	262	212	104	564	8,104	9,388
Movements for the year:							
- increase	24	52	121	45	491	1,510	2,243
- decrease	(28)	(127)	(130)	(92)	(162)	(1,213)	(1,752)
- transfers	13	(2)	0	0	0	(1)	10
- changes in scope of consolidation (out)	0	(6)	0	0	0	0	(6)
- translation adjustments	0	(2)	(5)	(2)	(3)	(21)	(33)
Amount at Dec. 31, 2002	151	177	198	55	890	8,379	9,850

3.6. Provisions for deferred taxes (item VI.B. Liabilities)

	Deferred taxes Timing differences	Deferred tax liabilities	Total
Amount at Dec. 31, 2001	372	406	778
Movements for the year:			
- increase	136	73	209
- decrease	(45)	(32)	(77)
- transfers	159	(65)	94
- translation adjustments	(31)	(2)	(33)
Amount at Dec. 31, 2002	591	380	971

3.7. General banking risks reserve (item VII. Liabilities)

	General banking risks reserve	Total
Amount at Dec. 31, 2001	1,925	1,925
Movements for the year:		
- increase	19	19
- decrease	(101)	(101)
- changes in scope of consolidation (out)	(1)	(1)
Amount at Dec. 31, 2002	1,842	1,842

3.8. Subordinated debt and hybrid capital instruments (item VIII. Liabilities)

a. Accrued interest

91

b. Analysis by maturity, excluding accrued interest

	Less than 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	No fixed maturity and other	Total
	118	182	1,439	3,239	514	5,492

c. Movements for the year, excluding accrued interest

	Subordinated debt	Total
Amount at Dec. 31, 2001	**6,138**	**6,138**
Movements for the year:		
- additions	618	618
- disposals and securities at maturity date	(1,801)	(1,801)
- transfers	(43)	(43)
- changes in scope of consolidation (in)	10	10
- changes in scope of consolidation (out)	16	16
- translation adjustments	(287)	(287)
- other movements	841	841
Amount at Dec. 31, 2002	**5,492**	**5,492**

d. Interests and commission payments on subordinated debt

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Interests and commissions	338	266

e. Analysis by related parties, excluding accrued interest

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Subordinated debt to non-consolidated affiliates	0	0
Subordinated debt to other related parties	0	0
Subordinated debt to non-related parties	6,138	5,492
Total	**6,138**	**5,492**

f. Item as a whole, excluding accrued interest

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Hybrid capital instruments	500	500
Amounts owed by the consolidating entity	0	0
Amounts owed by other consolidated enterprises	5,638	4,992
Total	**6,138**	**5,492**

g. Details of subordinated debt: detailed list available on request

3.9. Analysis of liabilities by maturity, excluding accrued interest (summary)

	Amount at Dec. 31, 2001	Interbank loans and deposits	Customer deposits	Debt securities	Subordinated debt	Amount at Dec. 31, 2002
Less than 3 months	99,180	41,523	26,320	28,520	118	96,481
3 months to 1 year	39,789	7,557	7,262	20,696	182	35,697
1 year to 5 years	66,813	1,873	3,615	63,039	1,439	69,966
Over 5 years	44,826	9,064	4,039	31,137	3,239	47,479
No fixed maturity and other	21,701	72	21,107	58	514	21,751
Total	**272,309**	**60,089**	**62,343**	**143,450**	**5,492**	**271,374**

3.10. Shareholders' equity

a. Details of shareholders' equity

	Before minority interests	Minority interests	Total
At Dec. 31, 2001			
Capital stock	4,685	0	4,685
Additional paid-in capital	8,773	0	8,773
Commitments to capital increase	0	0	0
Retained earnings	1,511	669	2,180
Revaluation reserve	17	0	17
Cumulative translation adjustments	83	0	83
Negative goodwill	316	0	316
Deducted goodwill	(8,474)	0	(8,474)
Net income for the year	1,426	99	1,525
Shareholders' equity at Dec. 31, 2001	**8,337**	**768**	**9,105**
Movements for the year:			
- capital stock	59	0	59
- issuance of shares	73	0	73
- revaluation reserves	(9)	0	(9)
- dividends paid (-) and received (+)	(552)	0	(552)
- translation adjustments	(129)	0	(129)
- increase in negative goodwill	2	0	2
- increase in deducted goodwill	1,339	0	1,339
- increase in deducted goodwill written off through the reserves	(1,330)	0	(1,330)
- net income for the year	1,299	86	1,385
- other movements	1	(140)	(139)
At Dec. 31, 2002			
Capital stock	4,744	0	4,744
Additional paid-in capital	8,846	0	8,846
Commitments to capital increase	0	0	0
Retained earnings	1,056	628	1,684
Revaluation reserves	8	0	8
Cumulative translation adjustments	(46)	0	(46)
Negative goodwill	318	0	318
Deducted goodwill	(7,135)	0	(7,135)
Net income for the year	1,299	86	1,385
Shareholders' equity at Dec. 31, 2002 (A)	**9,090**	**714**	**9,804**
General banking risks reserve at Dec. 31, 2001	**1,924**	**1**	**1,925**
Changes in general banking risks reserve	(82)	(1)	(83)
General banking risks reserve at Dec. 31, 2002 (B)	***1,842***	***0***	***1,842***
Equity and quasi-equity at Dec. 31, 2002 (A) + (B)	**10,932**	**714**	**11,646**

3.11. Analysis of assets and liabilities by currency

Classification by accounting currency	In EUR	Other EU currencies	Non-EU currencies	Total
Total assets [1]	273,555	20,229	57,140	**350,924**
Total liabilities [1]	251,906	33,773	65,245	**350,924**

(1) equivalent in millions of EUR

3.12. Other liabilities (item IV. Liabilities)

a. Detail of item IV.A. Other liabilities: banking activity and other

	Amount at Dec. 31, 2002
Taxes, remuneration and social security	**47**
- amount due to the tax authorities	**20**
- amounts due to the National Security Office	**27**
Taxes	**175**
- taxes payable	**68**
- estimated tax liabilities	**107**
Other liabilities	**4,023**
- collaterals for commitments received	**1,061**
- pension funds	**2**
- other tax and social debts	**389**
- suppliers	**165**
- premiums received from issued swaptions	**229**
- premiums received from issued options	**414**
- other debts	**1,763**
Total	**4,245**

b. Detail of item IV.B. Other liabilities: insurance activity

	Amount at Dec. 31, 2002
Debts for deposits from assignees	**107**
Debts resulting from direct insurance transactions	**897**
Debts resulting from reinsurance transactions	**122**
Other insurance liabilities	**42**
Total	**1,168**

3.13. Fiduciary operations art. 27ter section 1 paragraph 3

	Amount at Dec. 31, 2002
Analysis of assets	**nil**
Analysis of liabilities	**nil**

4

Notes to the consolidated off-balance sheet items (in millions of EUR)

4.1. Contingencies (item I. Off-balance sheet items)

a. Analysis by nature of customer

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Contingencies to credit institutions	1,887	2,516
Contingencies to customers	16,959	21,137
Total	**18,846**	**23,653**

b. Analysis by related parties

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Contingent liabilities to non-consolidated affiliates	6	50
Contingent liabilities to other related parties	52	39
Contingent liabilities to non-related parties	18,788	23,564
Total	**18,846**	**23,653**

c. Analysis by nature of operations

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Non-negotiated acceptances	27	25
Guarantees serving as direct credit substitutes	14,780	18,455
Other guarantees	1,772	2,007
Documentary credits	499	335
Assets charged as collateral security on behalf of third parties	1,768	2,831
Total	**18,846**	**23,653**

4.2. Financing commitments (item II. Off-balance sheet items)

a. Analysis by nature of customer

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Commitments to credit institutions	8,511	3,672
Commitments to customers	36,274	43,432
Commitments on bonds	3,243	3,033
Total	**48,028**	**50,137**

b. Analysis by related parties

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Financing commitments to non-consolidated affiliates	15	16
Financing commitments to other related parties	389	108
Financing commitments to non-related parties	47,624	50,013
Total	**48,028**	**50,137**

4.3. Assets entrusted to the Group (item III. Off-balance sheet items)

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Assets entrusted under a fiduciary regime	5,784	**3,537**
Sealed deposits	276,637	**272,561**
Total	**282,421**	**276,098**

4.4. Off-balance sheet instruments

a. Analysis by product and market

Type of transaction	Amount at Dec. 31, 2001	Hedging		Trading		Amount at Dec. 31, 2002
		Micro-	Macro-	Isolated open position	Specialized portfolio management	
Foreign currency transactions [1]						
- forward transactions	50,602	19,101	13,237	259	15,329	**47,926**
- currency and interest rate swaps	54,415	26,788	12,414	0	9,075	**48,277**
- currency futures	0	0	0	0	0	**0**
- currency options	699	62	0	0	1,088	**1,150**
- future rate agreements	14	0	0	0	0	**0**
Other financial instruments Interest rate instruments [2]						
- interest rate swaps	1,006,691	203,491	339,918	23,389	538,389	**1,105,187**
- interest rate futures	6,085	49,462	2,229	163	9,621	**61,475**
- future rate agreements	67,030	5,899	10,604	123	69,194	**85,820**
- interest rate options	84,513	3,670	1,272	458	77,719	**83,119**
Other forward purchases and sales [3]						
- other options contracts	21,774	2,789	100	6,829	29,139	**38,857**
- other futures transactions	89	32	0	122	0	**154**
- other forward purchases and sales	1,783	0	0	1,170	0	**1,170**
Total	**1,293,695**	**311,294**	**379,774**	**32,513**	**749,554**	**1,473,135**

(1) amounts to be delivered
(2) nominal/notional reference amount
(3) agreed buying/selling price

b. Analysis by market

Type of transaction	Over-the-counter market	Controlled market	Total
Foreign currency transactions	96,342	1,012	97,354
Other financial instruments			
- interest rate instruments	1,267,219	68,381	1,335,600
- other forward purchases and sales	39,262	919	40,181

c. Analysis in conditional and unconditional transactions

Type of transaction	Unconditional transactions	Conditional transactions	Total
Foreign currency transactions	96,247	1,107	97,354
Other financial instruments			
- interest rate instruments	1,253,281	82,319	1,335,600
- other forward purchases and sales	31,705	8,476	40,181

d. Analysis by maturity

Type of transaction	Less than 1 year	1 year to 5 years	Over 5 years	No fixed maturity and other	Total
Foreign currency transactions	48,267	32,873	16,214	0	97,354
Other financial instruments					
- interest rate instruments	705,122	385,280	245,198	0	1,335,600
- other forward purchases and sales	8,408	12,289	19,484	0	40,181

e. Isolated open position transactions

Amount of isolated open position transactions	8 303

f. Effect on results of exemption from the valuation rule referred to in article 36 bis section 2 of the Royal Decree of September 23, 1992 relating to interest-rate futures

Analysis by type of interest-rate future	Amount at Dec. 31, 2002[1]	Difference between market value and carrying value[2]
As part of cash-management	55,036	94
As part of asset and liability management	147,540	(1,451)

(1) nominal/notional reference amount

(2) +: positive difference between the market value and results accounted for

-: negative difference between the market value and results accounted for

4.5. Assets lodged as a collateral

	Mortgages[1]	Goodwill pledges[2]	Pledges on other assets[3]	Pledges on future assets[4]
As a collateral for debts and commitments				
Balance sheet debts				
- sales of loans	0	0	17,437	0
- other	0	0	14,282	0
Off-balance sheet commitments				
- interest rate futures	0	0	1,435	0
- securities transactions	0	0	3,403	0
- lines of credit	0	0	10	0

(1) stated at the lower of the mortgage value and the book value of the mortgaged real estate
(2) value of the pledge
(3) book-value of pledged assets
(4) value of future assets

4.6. Commitments given and received not reflected above

A. The following items are mentioned within the framework of the acquisitions of Dexia Crédit Local

Dexia Crédit Local undertakes to buy the shares held by the directors of FSA.

As of December 31, 2002 they represent a total amount of EUR 73 million.

B. Description of the supplementary retirement of survivor's pension plan

1. In the framework of the supplementary and retirement survivor's pensions Dexia Bank Belgium suscribed a group insurance with an insurance company. This insurance is paid for by contributions of staff members and of the employer. Dexia Bank has no further commitment in that respect.
2. In the framework of the supplementary and retirement survivor's pensions a contingency plan has been existing since January 1, 2000 within the Artesia BC Group and was concluded with an insurance company in favor of its staff members. For staff members who were affiliated to the BACOB pension plan on December 31, 1999, this contingency fund foresees transitory measures, as well as for employees who were affiliated to the Artesia pension fund before December 31, 1999.
   These insurances are financed by contributions of the employer.
   These contributions are accounted for in the statement of income.
   Dexia Bank has no futher commitment in that respect.
3. The employees of some subsidaries have a pension plan of which the guarantees are assured by insurance companies.

4.7. Counterpart risk on derivatives

a. Volume OECD - countries

Counterpart	Notation	Non-weighted, non-compensated equivalent of risks	Weighted, non-compensated equivalent of risks	Impact of the compensation on the non-weighted equivalent of risks	Impact of the guarantees on the non-weighted equivalent of risks	Non-weighted equivalent of risks after compensation and guarantees
Credit institutions	AAA	1,908	375	706	55	1,147
	AA	29,881	5,973	19,222	1,299	9,360
	A	8,557	1,709	5,350	264	2,943
	BBB	1,138	227	959	90	89
	Unquoted	101	21	0	0	101
Public sector	AA	36	0	0	0	36
	A	40	8	0	0	40
	Unquoted	112	14	0	0	112
Other sectors	AAA	58	28	*0*	*0*	58
	AA	882	312	527	0	355
	A	2,736	999	2,292	0	444
	BBB	20	10	0	0	20
	BB	461	230	0	0	461
	Unquoted	291	131	0	2	289

b. Volume out of OECD

Counterpart	Notation	Non-weighted, non-compensated equivalent of risks	Weighted, non-compensated equivalent of risks	Impact of the compensation on the non-weighted equivalent of risks	Impact of the guarantees on the non-weighted equivalent of risks	Non-weighted equivalent of risks after compensation and guarantees
Credit institutions	AAA	26	5	0	0	26
	AA	22	4	0	0	22
Other sectors	AAA	194	97	91	0	103
	AA	2	1	0	0	2
	Unquoted	12	5	0	0	12

4.8. Securities transactions (item VIII. Off-balance sheet items)

a. Analysis by product and market

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Purchases		
- spot	595	**2,739**
- forward	11,826	**4,660**
Sales		
- spot	225	**1,966**
- forward	922	**3,609**
Total	**13,568**	**12,974**

b. Analysis by forward transactions

	Amount at Dec. 31, 2001	Hedging		Trading		Other	Amount at Dec. 31, 2002
		Micro-	Macro-	Isolated open position	Specialized portfolio management		
Securities transactions	12,748	231	2,826	0	5,177	34	**8,268**

c. Analysis by market

	Over-the-counter market	Controlled market	Total
Securities transactions	8,219	49	**8,268**

d. Analysis by maturity

	Less than 1 year	1 year to 5 years	Over 5 years	No fixed maturity and other	Total
Securities transactions	7,374	745	149	0	**8,268**

e. Isolated open position transactions

Amount of isolated open position transactions	**0**

5

Notes to the consolidated statement of income (in millions of EUR)

5.1. Income from long-term investments (item III.B. Statement of income)

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Non-consolidated subsidiaries and affiliates	29	12
Other related parties	14	17
Other long-term investments	24	33
Total	**67**	**62**

5.2. Breakdown of commissions (items IV. and V. of the income statement)

a. Commission income (item IV. of the income statement)

Nature	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Unit trusts and mutual funds (management)	484	406
Unit trusts and mutual funds (administration)	57	72
Insurance activity	72	104
Credit activity	46	55
Stock exchange activity	160	106
Purchase and sale of other securities	73	69
Payment services	110	122
Safe-keeping fees and services on securities	60	43
Financial engineering	1	30
Private and institutional management	91	74
Transactions on financial instruments	82	64
Other financial services	111	72
Total	**1,347**	**1,217**

b. Commission expense (item V. of the income statement)

Nature	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Unit trusts and mutual funds (management)	26	18
Unit trusts and mutual funds (administration)	1	1
Insurance activity	10	11
Credit activity	21	79
Stock exchange activity	19	14
Purchase and sale of other securities	19	10
Payment services	12	24
Safe-keeping fees and services on securities	11	19
Financial engineering	3	3
Private and institutional management	1	3
Transactions on financial instruments	24	20
Other financial services	49	75
Total	**196**	**277**

5.3. Income from financial transactions (item VI. Statement of income)

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Net gains (+/-) and changes in provisions		
- on trading securities and other financial instruments	429	181
- on marketable securities available for sale and investment securities and associated results	402	185
- on foreign currency transactions	85	96
Total	**916**	**462**

Net changes to allowances and associated results on net gains on disposal on securities available for sale are as follows:	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
- Charges to allowances	(189)	(222)
- Recoveries of allowances	166	158
Subtotal	**(23)**	**(64)**
- Losses on disposal	(300)	(481)
- Gains on disposal	725	730
Subtotal	**425**	**249**
Total	**402**	**185**

5.4. Employee information and other general operating expense (item VIII. A. and B. Statement of income)

	2001		2002	
	Consolidated companies		Consolidated companies	
	Fully	Proportionally	Fully	Proportionally
Average number of employees				
- unskilled	182	0	93	0
- administrative	19,006	614	18,920	552
- management[1]	1,165	32	783	19
- other	1,107	0	927	0
Payroll costs (in millions of EUR)	1,515	21	1,591	19
- salaries and benefits	1,087	15	1,092	14
- payroll taxes	268	4	267	4
- contributions to voluntary benefit plans	43	0	85	0
- other payroll costs	95	1	110	1
- pension costs	22	1	37	0
Provisions for pensions and other retirement commitments	9	0	18	0
- increase (+)	18	0	20	0
- decrease (-)	(9)	0	(2)	0
Provisions for other risks and costs				
Provisions for integration costs				
- increase	81	0	0	0
- decrease	0	0	(26)	0
Other provisions				
- increase	3	0	11	0
- decrease	(29)	0	(26)	0
Other general operating expense (VIII.B2)				
Other general operating expense	937	12	833	13
Provision for integration costs				
- increase	38	0	0	0
- decrease	0	0	(38)	0

(1) senior executive

5.5. Net losses and allowances for loan losses and off-balance sheet items (item XI. Statement of income)

	Losses and increases [1]	Gains and recoveries	Total
Customer loans	(408)	108	(300)
Off-balance sheet items	(21)	1	(20)
Reserves for contingencies and charges	(515)	113	(402)
Other	0	0	0
Total	**(944)**	**222**	**(722)**

(1) difference between the gross outstanding loans and the amount recovered

5.6. Net gains and recoveries of allowances on long-term investments (item XII. Statement of income)

	Amount at Dec. 31, 2001		*Amount at Dec. 31, 2002*	
	Related parties	Other	Related parties	Other
Increase in allowances	0	(21)	(9)	(65)
Recoveries of allowances	0	3	0	5
Subtotal	**0**	**(18)**	**(9)**	**(60)**
Losses on capital	0	(41)	0	(25)
Gains on disposal	0	72	0	58
Subtotal	**0**	**31**	**0**	**33**
Total	**0**	**13**	**(9)**	**(27)**

5.7. Other banking income and other banking expense

a. Other banking income (item VII. Statement of income)

	Amount at Dec. 31, 2002
Net results of other companies	171
Other banking income	213
Total	**384**

b. Other banking expense (item X. Statement of income)

	Amount at Dec. 31, 2002
Net results of other companies	(103)
Other banking expense	(206)
Total	**(309)**

5.8. Non-recurring income (items XV., XVI. and XVII. Statement of income)

a. Analysis of non-recurring items

	Amount at Dec. 31, 2002
Non-recurring income (item XV. statement of income)	0
Non-recurring expense (item XVI. statement of income)	0

b. Non-recurring items in accordance with the Royal Decree of September 23, 1992

	Amount at Dec. 31, 2002
1. Non-recurring income (+)	
A. Adjustments to depreciation and write-downs on intangible and tangible assets	2
B. Adjustments to write-downs on financial fixed assets	5
C. Adjustments to provisions for extraordinary liabilities and charges	0
D. Gain on disposal of fixed assets	200
E. Other non-recurring income	1
Total	**208**
2. Non-recurring expense (-)	
A. Extraordinary depreciation and amortization on formation expense and intangible and tangible fixed assets	(5)
B. Write-downs on financial fixed assets	(74)
C. Reserves for extraordinay contingencies and charges	0
D. Loss on disposal of fixed assets	(27)
E. Other non-recurring expense	(1)
Total	**(107)**

c. Tax on non-recurring items (detail of item XVII. Statement of income)

	Amount at Dec. 31, 2002
Corporate income tax	0

5.9. Corporate income tax (item XVII. Statement of income)

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Current taxes (item XVII.A.)		
- tax on income for the year	505	303
- tax on prior years' income	37	42
Total	**542**	**345**
Deferred taxes (item XVII.B.)		
- allocations to provisions	213	249
- reversals of provisions	(221)	(536)
Total	**(8)**	**(287)**

5.10. Compensation paid to directors and officers

Compensation paid to executive directors and officers by subsidiaries and affiliates including pension benefits, paid to former executive directors and officers	
Management Board	0
Board of directors	3
Audit committee	0
Loans	
Management Board	0
Board of directors	0
Audit committee	0

5.11. Geographical and sectorial information

a. By enterprise located in

	Net banking income	Operating income before allowances	Net income
Belgium	2,261	585	392
France	718	356	211
Luxembourg	578	234	440
Other countries	1,608	945	342
Total	**5,165**	**2,120**	**1,385**

b. By business line

	Amount at Dec. 31, 2002	Amount at Dec. 31, 2002	Amount at Dec. 31, 2002
	Net banking income	Operating income before allowances	Net income
Public/Project Finance and Credit Enhancement	1,812	1,175	775
Retail Financial Services	1,703	325	193
Investment Management Services	1,036	322	140
Capital Markets and Treasury Activities	462	294	244
Capital and non-allocated	152	4	33
Total	**5,165**	**2,120**	**1,385**

c. Breakdown of net banking income according to origin

	Amount at Dec. 31, 2001		Amount at Dec. 31, 2002	
	Belgian operations	Foreign operations	Belgian operations	Foreign operations
I. Interest receivable and similar income	12,288	6,037	5,146	10,635
II. Interest expense and similar expense	(11,071)	(4,702)	(3,510)	(9,414)
III. Income from variable-income securities	75	62	66	35
A. Equities and other variable-income securities	38	31	31	8
B. Long-term investments	37	31	35	27
IV. Commission income	488	860	429	788
V. Commission expense	(73)	(123)	(137)	(140)
VI. Income from financial transactions	419	497	127	336
VII. Other banking income	364	182	215	169
X. Other banking expense	(83)	(285)	(125)	(184)
XII. Technical and financial margin of insurance activities	291	418	285	444
Total	**2,698**	**2,946**	**2,496**	**2,669**

5.12. Consolidated earnings

a. Five-year consolidated financial highlights

	1998	1999	2000	2001	2002
Net banking income	2,593	3,143	3,740	5,644	5,165
Net income before minority interests	663	814	1,063	1,525	1,385
Net income for the year	605	761	1,001	1,426	1,299

b. Consolidated earnings per share

in EUR	1998	1999	2000	2001	2002
Net income for the year	0.75	0.85	0.98	1.15	1.13

5.13. Consolidated statement of income - presentation according to the Royal Decree of September 23, 1992

Consolidated statement of income	Amount at Dec. 31, 2002
I. Interest receivable and other similar income	16,777
of which: interest from fixed-income securities	4,712
II. Interest payable and similar charges	(13,534)
III. Income from equity investment securities	122
A. From shares and other equity investment securities	39
B. From participating interests and shares constituting financial fixed assets	83
IV. Commissions receivable	1,235
V. Commissions payable	(679)
VI. Profit (loss) on financial transactions	(125)
A. On trading of securities and other financial instruments	178
B. On disposal of investment securities	(303)
VII. General administrative expense	(2,485)
A. Remuneration, social security costs and pensions	(1,610)
B. Other administrative expense	(875)
VIII. Depreciation and write-downs on formation expense, intangible and tangible fixed assets	(438)
IX. Adjustments in write-downs on receivables and in provisions for off-balance sheet items "I. Contingent liabilities" and "II. Commitments which could give rise to a credit risk"	(307)
X. Adjustments in write-downs on the investment portfolio of debt securities, shares and other fixed-income or equity investment securities	(57)
XI. Utilization and write-backs of provisions for liabilities and charges other than those included in the off-balance sheet items "I. Contingent liabilities" and "II. Commitments which could give rise to a credit risk"	348
XII. Provisions for liabilities and charges other than those included in the off-balance sheet items *"I. Contingent liabilities" and "II. Commitments which could give rise to a credit risk"*	(620)
XIII. General banking risks reserve	82
XIV. Other operating income	1,763
XV. Other operating expenses	(805)
XVI. Profits (loss) on normal business activities before tax of consolidated enterprises	1,276
XVII. Non-recurring income (*)	208
XVIII. Non-recurring expense (*)	(107)
XIX. Profits (loss) for the year before tax of consolidated enterprises	1,377
XX. Corporate income tax	(58)
A. Income taxes	(662)
B. Tax adjustments and write-backs of tax provisions	604
XXI. Profit (loss) of consolidated enterprises	1,319
XXII. Portion of the result of the enterprises accounted by the equity method	
A. Results showing profit	77
B. Results showing loss	(11)
XXIII. Consolidated profit (consolidated loss)	1,385
XXIV. Share of minority interests in result	86
XXV. Share of group in result	1,299

(*) The note 5.8. gives the breakdown of exceptional results according to the Royal Decree of September 23, 1992.

5.14. Technical and financial margin of insurance activities (item XXII. Statement of income)

a. Details of item

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Interest income	420	758
Interest expense	0	(375)
Income from variable-income securities	17	21
Commission income	20	17
Commission expense	(54)	(81)
Income from financial transactions	(173)	(578)
Other banking income	479	966
Total	**709**	**728**

b. Details of other banking income

	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Premiums and contributions received	2,208	2,434
Premiums and contributions paid	(79)	(391)
Allowance charges	(594)	(359)
Adjustments of the technical reserves	(1,030)	(721)
Other technical income	(12)	(15)
Other non-technical income	(14)	18
Total	**479**	**966**



Cash flow statement

(In millions of EUR)	Amount at Dec. 31, 2000	Amount at Dec. 31, 2001	Amount at Dec. 31, 2002
Operating activities			
- consolidated net income	1,001	1,426	1,299
- minority interests in consolidated net income	62	99	86
- income of companies accounted for under the equity method	(63)	(58)	(66)
- dividends from companies accounted for under the equity method	49	33	31
- amortization of capital expenditure, on tangible and intangible assets	310	339	375
- amortization of goodwill	83	66	67
- allowances for loan losses	103	287	281
- allowances on fixed income securities available for sale and other securities available for sale	92	35	65
- allowances on long-term investments	1	17	60
- change in provisions	694	1,148	491
- change in general banking risks reserve	112	(47)	(82)
- deferred taxes	(49)	(30)	(287)
- capital gains or loss on sale of assets and securities available for sale	(365)	(486)	(448)
- change in operating working capital requirements	3,805	6,330	3,519
Increase (decrease) of operating cash-flow	**5,835**	**9,159**	**5,391**
Investing activities			
- acquisition of tangible assets	(257)	(485)	(284)
- acquisition of intangible assets	(175)	(172)	(118)
- acquisition of securities available for sale and investment securities	(37,448)	(59,139)	(103,736)
- acquisition of long-term investments	(4,469)	(5,402)	(615)
- sale of tangible assets	79	(134)	324
- sale of intangible assets	0	0	0
- sale of securities available for sale and investment securities	35,490	49,903	102,657
- sale of long-term investments	313	646	266
Increase (decrease) of net cash from investing activities	**(6,467)**	**(14,783)**	**(1,506)**
Financing activities			
- capital increase	687	768	59
- increase of additional paid-in capital	1,780	2,712	73
- increase of capital/additional paid-in capital received from third parties	4	50	15
- issue/reimbursement of subordinated debt	77	1,006	(342)
- purchase/sale of company shares	6	39	(127)
- dividends paid	(308)	(413)	(552)
- dividends paid to minority interests	(31)	(61)	(59)
Increase (decrease) of net cash from financing activities	**2,215**	**4,101**	**(933)**
Net increase in net cash and cash equivalents	**1,583**	**(1,523)**	**2,952**
- net cash and cash equivalents at the beginning of the year (excluding outstanding accrued interest)	5,219	6,802	5,279
- change	1,583	(1,523)	2,952
- net cash and cash equivalents at the end of the year (excluding outstanding accrued interest)	6,802	5,279	8,231

Definitions

The statement of cash flows is inspired by international accounting standard IAS 7.

Using the indirect method, it analyzes the change in net cash and cash equivalents by noting the contribution of each activity (operating, investing and financing).

The indirect method reconstitutes the flows based on the year's net income.

The item *net cash and cash equivalents* corresponds to the difference between:

- cash and cash equivalents in the assets excluding accrued interest (i.e. government securities eligible for national bank refinancing and interbank sight loans and advances) and
- cash equivalents in the liabilities excluding accrued interest (i.e. interbank sight loans and deposits).

The change in net cash and cash equivalents is broken down by distinguishing three categories of activities.

• *Operating activities* include cash flows generated by self-financing activities, i.e. the year's net income corrected for income items that do not create any real cash flow (cash revenues / expenditures), as for example net allocation to depreciation, write-downs, reserves, etc. and income items corresponding to investing and financing activities (i.e. non-trading) as well as changes in accruals which together make it possible to link the income to the year in question.

The gross change in working capital requirements corresponds to the difference between gross changes in asset items related to operating activities and gross changes in liabilities related to operating activities.

• *Investing activities* correspond to the purchase and sale of long-term assets and all other investments not included in operating activities.

With respect to companies accounted for under the equity method, only cash movements between the parent company and its affiliate are included in the statement of cash flows (reversal of income and reincorporation of dividends paid to the parent company).

The net cash of the companies acquired is (totally or partially) deducted from the purchase price and the net cash of the companies sold is (totally or partially) deducted from the selling price.

• *Financing activities* generate cash flows arising from changes in the amount and composition of shareholders' equity and borrowings on the capital markets.

Report of the College of Statutory Auditors on the consolidated financial statements for the year ended December 31, 2002

To the Shareholders of Dexia SA

In accordance with legal and regulatory requirements, we are pleased to report to you on the performance of the audit mandate which you have entrusted to us.

We have audited the consolidated statements as of and for the year ended 31 December 2002, which have been prepared under the responsibility of the Board of Directors and which show a balance sheet total of EUR 350,924 (000.000) and a profit for the year of EUR 1,385 (000.000). We have also reviewed the Directors' report on the consolidated accounts.

Unqualified opinion on the consolidated financial statements

We conducted our audit in accordance with the standards of the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren". Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, taking into account the legal and regulatory requirements applicable to consolidated financial statements in Belgium.

In accordance with those standards, we considered the company's administrative and accounting organisation, as well as its internal control procedures. We obtained the explanations and information required for the purpose of our audit and examined, on a test basis, evidence supporting the amounts in the consolidated financial statements. We assessed the accounting principles used and significant estimates made by the group, as well as the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements as at 31 December 2002 present fairly the net worth, the financial position and the consolidated results of the group in compliance with the applicable legal and regulatory requirements, and the information given in the notes to the consolidated financial statements is adequate.

Additional certification and informations

We supplement our report with the following additional certification and informations which do not have any impact on our audit opinion on the consolidated financial statements:

- the Directors' report on the consolidated accounts contains the information required by the law and is consistent with the consolidated accounts;
- we draw your attention to note 1.3 with respect to the consolidated valuation rules, which includes namely a description of the dispensations obtained from the Banking and Finance Commission and of some remaining differences in valuation rules within the Group.

March 24, 2003

College of Statutory Auditors

PricewaterhouseCoopers
Reviseurs d'Entreprises SCCRL,
Represented by

D. Van Woensel R. Peirce

Mazars & Guérard
Reviseurs d'Entreprises SCCRL,
Represented by

X. Doyen

(free translation)

Financial statements

Balance sheet (before income appropriation)

	ASSETS *(in thousands of EUR)*	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002
	Fixed assets	13,296,562	17,125,664	17,549,107
I	*Formation expenses*	85,977	66,912	45,330
II	**Intangible assets**	133	520	388
III	**Tangible assets**	4,415	5,058	4,490
	B. Plant, machinery and equipment	827	799	707
	C. Furniture and vehicles	1,558	2,791	2,980
	E. Other tangible assets	2,030	1,468	803
IV	**Long-term investments**	13,206,037	17,053,174	17,498,899
	A. Affiliated enterprises	13,206,037	17,053,174	17,498,889
	1. Participating interests	12,706,037	16,213,174	16,130,285
	2. Amounts receivable	500,000	840,000	1,368,604
	C. Other financial assets	0	0	10
	2. Amounts receivable and cash guarantees	0	0	10
	Current assets	49,845	451,140	452,336
VII	**Amounts receivable within one year**	10,394	1,235	72,758
	A. Trade debtors	2,609	253	98
	B. Other amounts receivable	7,785	982	72,660
VIII	**Investments**	22,854	230,238	221,214
	A. Own shares	0	8,194	166,007
	B. Other investments and deposits	22,854	222,044	55,207
IX	**Cash at bank and in hand**	8,527	208,883	146,338
X	**Deferred charges and accrued income**	8,070	10,784	12,026
	Total assets	**13,346,407**	**17,576,804**	**18,001,443**

	Liabilities and shareholders' equity *(in thousands of EUR)*	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002
	Capital and reserves	13,216,525	16,929,829	16,987,186
I	**Capital**	3,916,552	4,684,745	4,744,459
	A. Issued capital	3,916,552	4,684,745	4,744,459
II	**Share premium account**	6,061,494	8,773,349	8,845,633
IV	**Reserves**	204,768	433,988	634,481
	A. Legal reserve	162,435	391,655	468,474
	B. Reserves not available for distribution	0	8,194	166,007
	1. In respect of own shares held	0	8,194	166,007
	D. Reserves available for distribution	42,333	34,139	0
V	**Profit carried forward**	198	2,385,073	2,277,145
Vbis	**Net income for the year**	3,033,513	652,674	485,468
	Provisions and deferred taxation	0	0	6,476
VII	**A. Provisions for liabilities and charges**	0	0	6,476
	4. Other liabilities and charges	0	0	6,476
	Creditors	129,882	646,975	1,007,781
VIII	**Amounts payable after more than one year**	110,000	617,063	912,667
	A. Financial debts	110,000	617,063	912,667
	5. Other loans	110,000	617,063	912,667
IX	**Amounts payable within one year**	18,225	18,385	83,056
	B. Financial debts	0	73	7
	1. Credit institutions	0	73	7
	C. Trade debts	14,373	13,840	15,292
	1. Suppliers	14,373	13,840	15,292
	E. Taxes, remuneration and social security	1,113	1,236	50,495
	1. Taxes	821	363	49,568
	2. Remuneration and social security	292	873	927
	F. Other amounts payable	2,739	3,236	17,262
X	**Accrued charges and deferred income**	1,657	11,527	12,058
	Total liabilities and shareholders' equity	13,346,407	17,576,804	18,001,443

Off-balance sheet items

(in thousands of EUR)	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002
Miscellaneous rights and commitments:			
– Bank rental guarantee for the Square de Meeûs building	483	483	483
– Real guarantees given on own assets	0	8	15
– Foreign currency transactions - amounts receivable	141,169	141,169	141,169
– Foreign currency transactions - amounts to be delivered	141,169	165,941	127,998
– Stock options	85,751	282,917	459,735
– Commitment towards Dexia Bank Nederland	Nil	Nil	PM

Statement of income

	(in thousands of EUR)	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002
	Charges			
II	**Operating charges**	47,317	61,430	74,655
	B. Services and other goods	19,789	27,630	30,158
	C. Remuneration, social security costs and pensions	3,253	7,796	10,970
	D. Depreciation of and other amounts written off formation expenses, intangible and tangible fixed assets	24,104	25,797	26,780
	F. Increase (decrease) in provisions for liabilities and charges	0	0	6,476
	G. Other operating charges	171	207	271
V	**Financial charges**	22,478	28,591	37,832
	A. Interest and other debt charges	12,598	25,540	33,384
	C. Other financial charges	9,880	3,051	4,448
VIII	**Exceptional charges**	0	0	87,101
	B. Amounts written off financial fixed assets	0	0	87,101
X	**A. Income taxes**	5,055	303	106
XI	**Profit for the period**	3,033,513	652,674	485,468
XIII	**Profit for the period available for appropriation**	3,033,513	652,674	485,468
Total charges		**3,108,363**	**742,998**	**685,162**
	Income			
I	**Operating income**	107	313	331
	D. Other operating income	107	313	331
IV	**Financial income**	566,084	742,677	662,034
	A. Income from financial fixed assets	524,529	731,189	636,222
	B. Income from current assets	40,712	11,484	22,559
	C. Other financial income	843	4	3,253
VII	**Exceptional income**	2,542,172	0	0
	E. Other exceptional income	2,542,172	0	0
X	**B. Adjustment of income taxes and write-back of tax provisions**	0	8	22,797
Total income		**3,108,363**	**742,998**	**685,162**

Profit brought forward of the previous period	2,400,819
Profit for the period to be appropriated	485,468
Transfers to unavailable reserve for own shares	(123,674)
Profit to be appropriated	**2,762,613**

1

Dispensation

On January 27, 1998 the Banking and Finance Commission authorized Dexia to present its financial statements before appropriation of net income for the year.

2

2. Presentation of the financial statements

The financial statements are presented in accordance with the accounting plan prescribed in the Royal Decree of November 25, 1991, which amends the Royal Decree of September 1, 1986, concerning the individual and consolidated financial statements of investment companies.

The items provided for in the accounting plan that do not apply to Dexia have been excluded.

The financial statements are presented in thousands of euros.

3

Accounting policies

3.1. General policies

3.1.1. Legislation

Details are provided of any accounting options or departures from generally accepted accounting principles allowed by law and applied by the company.

3.1.2. Foreign currency translation

Monetary assets, liabilities, rights and commitments denominated in foreign currencies are translated into euro at the benchmark average year-end exchange rate.

Non-monetary items are translated into euro at the exchange rate ruling on the transaction date.

Foreign currency income and expenses are translated into euro at the exchange rate ruling on the date on which the income or expense is recognized in the statement of income.

3.2. Assets

3.2.1. Formation expenses (item I)

Formation expenses are recorded as an asset and amortized on a straight-line basis at a rate of at least 20% per year.

3.2.2. Intangible fixed assets (item II)

Licence acquisitions are stated in the assets under the intangible fixed assets when the acquisition price is at least equal to EUR 495.79 per item, or when the delivery is carried out in partial deliveries representing less than EUR 495.79 but totaling at least the EUR 495.79 standard.

The software stated in the assets is written down over a maximum of 5 years.

Expenses for the research and development of internal software are charged immediately to the financial year.

3.2.3. Long-term investments (item IV)

Participating interests and shares are stated at acquisition cost or contribution cost. Related transaction costs are recorded directly in the statement of income.

Write-downs are recorded in the case of capital losses or lasting depreciation.

These are determined by reference to the financial position, profitability and outlook of the company concerned.

Participating interests and shares may be revalued in the case of a certain, permanent increase in their fair value to the Company compared with their book value.

Amounts receivable mentioned under long-term investments are stated following the same rules as long and short-term loans.

3.2.4. Long and short-term loans (item VII)

Loans are stated at their nominal value. An allowance is booked to cover any risk of non-recovery.

3.2.5. Short-term investments and cash assets (items VIII and IX)

Cash is stated at nominal value based on the cash sheets produced on the balance sheet date.

Current account balances are stated at nominal value.

Securities are stated at cost, excluding related transaction costs which are recorded directly in the statement of income.

At balance sheet date value reductions are applied to financial investments and liquid assets if their realization value is lower than the book value.

Complementary value reductions are applied to these assets in order to take account of either the evolution of their realization or market value, or the risks inherent in the nature of the products concerned or the activities carried out.

However, own shares acquired with a view to cancellation are valued at cost.

3.3. Liabilities

3.3.1. Revaluation surpluses (item III)

Shares and participating interests belonging to the long-term investments can be revalued if their value, established on the basis of their usefulness for the company, shows an indisputable and lasting surplus in comparison with their book value.

They are maintained in this item until the realization of the assets concerned or their capitalization.

3.3.2. *Provisions for liabilities and charges (item VII)*

At balance sheet date of each financial year, the Board of Directors, acting with caution, sincerity and in good faith, examines the provisions to be built up in order to cover all possible risks or losses brought about during the financial year or the previous financial years.

Provisions relating to the previous financial years are regularly revised and recorded in the statement of income if they are no longer applicable.

3.3.3. Debts of over one year and up to one year (items VIII and IX)

Debts are stated in the balance sheet for their nominal value.

3.4. Off-balance sheet items

The off-balance sheet items are recorded for the nominal value of the rights and commitments mentioned in the agreement or, failing this, for their assessed value.

3.5. Statement of income

Charges and income relating to the financial year or the previous financial years have to be taken into account, regardless of the day on which these charges are paid or the income received, except if recovery of the income is uncertain.

4 Notes to the annual financial statements

Since 2000, Dexia SA has combined the holding and management of financial interests by defining the strategies to be implemented at the level of the Group. This new policy introduced by Dexia's Management Board led to the creation of several departments at Dexia Holding to coordinate different functions at Group level such as mergers and acquisitions, strategic planning, risk management, general audit, corporate communications, capital market activities, human resources and information technologies.

Dexia is a cross-border holding company which employs approximately 120 people who work in Brussels and Paris, where there is a permanent establishment. From an accounting point of view, the financial statements of Dexia SA include the accounts of the permanent establishment based in Paris.

4.1. Balance sheet total (before income appropriation)

The balance sheet totaled EUR 18,001 million, representing an increase of 2% over December 31, 2001 (EUR 17,577 million).

4.2. Assets

4.2.1. Formation expenses

All the expenses related to the capital increases which have taken place since 1999 were recorded in the assets as "Formation expenses" and amortized over a period of five years.

These are expenses linked to the public exchange offer for Dexia BIL shares in 1999 (acquisition value EUR 30 million) and all the expenses related to the public exchange offer, the simplified public exchange offer and the public offer of withdrawal on Dexia France shares in 2000 (acquisition value EUR 85 million). In 2001, expenses in this regard totaled EUR 4.9 million and basically concerned the share split as well as the shareholding plan reserved to Group employees. In 2002, the only expenses accounted for were related to the 2002 shareholding plan which concerned 26,141 Dexia Group employees in 25 countries (EUR 3 million).

The net book value of formation expenses was EUR 45.3 million.

4.2.2. Intangible assets

Intangible assets totaled EUR 0.4 million and concerned mainly the acquisition of software licenses, amortized on a straight-line basis at a rate of 33.33%.

4.2.3. Tangible assets

Tangible assets had a net book value of EUR 4.5 million and a gross acquisition value of EUR 8.9 million.

Property, plant and equipment, with a gross acquisition value of EUR 2.5 million, are depreciated on a straight-line basis over a period of ten years.

Office and computer equipment represented a gross investment of EUR 3.5 million depreciated on a straight-line basis at a rate of 25%.

Other tangible assets included the installation of the premises rented in Brussels at the square de Meeûs (gross acquisition value of EUR 2.9 million) depreciated on a straight-line basis over a period of four years.

4.2.4. Long-term investments

Interest in affiliated companies

The "participating interests" item, which represented EUR 16,213 million as of December 31, 2001, totaled EUR 16,130 million as of December 31, 2002.

This item includes the following equity interests:

EUR 8,341 million — 100% of Dexia Bank SA, Brussels, Belgium.

On April 1, 2002, Artesia Banking Corporation, a wholly-owned subsidiary of Dexia SA, absorbed Dexia Bank Belgium SA, BACOB SA and Artesia Services SC. Dexia SA also owned 100% of the shares of Dexia Bank SA. As a result of the merger, Dexia SA was granted in exchange for its shares in Dexia Bank new shares in the absorbing company Artesia Banking Corporation. No balancing cash adjustment was paid. In compliance with article 41, § 1, 2nd paragraph of the Royal Decree dated January 30, 2001, this merger by absorption had no impact on the values for which the shares of Dexia Bank (the absorbed company) and Artesia Banking Corporation (the absorbing company) were recorded in the accounts of Dexia SA.

	Immediately after the merger, the corporate name of Artesia Banking Corporation was changed to Dexia Bank Belgium.
EUR 6,614 million	100% of Dexia Crédit Local SA, Paris, France.
EUR 808 million	28.39% interest in Dexia Banque Internationale à Luxembourg SA (Dexia BIL), Luxembourg.
EUR 284 million	10% interest in Dexia Holding Inc. in New York, USA, a holding company which owns 98.6% of Financial Security Assurance Holding Ltd.
EUR 83 million	8.42% interest in Dexia Bank Nederland NV, Amsterdam, the Netherlands. In the third quarter of 2002, a restructuring plan was launched at Dexia Bank Nederland. One of the financial consequences of this plan was the recognition of an EUR 87 million write-down in the parent company accounts of Dexia SA. On December 20, 2002, Dexia Bank Nederland increased its capital by EUR 50 million and Dexia SA participated for its interest, i.e. EUR 4.2 million.
As a reminder	100% interest in Dexia Management Services Ltd, London, United Kingdom.

Receivables on affiliated companies

This item includes subordinated loans granted to Group entities for a total of EUR 1,368.6 million.

4.2.5. Short-term loans

Trade accounts receivable

The item "Trade accounts receivable" (EUR 0.1 million) concerns receivables and payments on account.

Other receivables

As of 2002, Dexia SA's permanent establishment heads up the tax consolidation group in France, which includes the following companies:

- CLF Badger
- CLF Marne-la-Vallée Participation
- CLF Patrimoniale
- Compagnie pour le Foncier et l'Habitat
- Dexia Assuréco
- Dexia CLF Avenir
- Dexia CLF Création
- Dexia CLF Développement
- Dexia CLF Energia
- Dexia CLF Energy
- Dexia CLF Immo
- Dexia CLF Organisation
- Dexia Crédit Local
- Dexia Éditions
- Dexia Finance
- Dexia Flobail
- Dexia Municipal Agency
- Dexint Développement
- Europrojet Développement
- Floral.

This means that the permanent establishment is the only entity liable in the eyes of French tax authorities to corporate income tax, the "précompte" and the annual flat rate tax owed by the tax group in France.

The fact of belonging to the tax consolidation group has no impact for the above-mentioned subsidiaries on what their tax situation would have been had they not been consolidated for tax purposes, and the subsidiaries must therefore reimburse the permanent establishment for their share of the tax paid by the tax consolidation group for its companies. In this connection, the permanent establishment carries a global commitment of EUR 72 million corresponding to the tax liability of the subsidiaries in the tax consolidation group.

In addition, the holding company has a EUR 0.5 million tax credit with Belgian tax authorities representing a refund of the withholding tax on income from current assets in 2002. The company also has a tax receivable with French tax authorities in the amount of EUR 0.1 million and several receivables totaling EUR 0.1 million.

4.2.6. Investments

Own shares

Subsequent to the authorization granted by the Extraordinary General Meetings of May 31, 2000, June 6, 2001, and May 7, 2002, Dexia acquired its own shares within the limits and under the conditions stipulated in article 620 of the Company Code. These shares were acquired in order to be canceled, a decision that will be submitted to the next Extraordinary General Meeting. They were, therefore, booked at cost in application of the accounting principles decided by the Board of Directors subject to approval by the Ordinary General Meeting and refleted in the financial statements. Not applying these accounting principles would result in a reduction in the value of own shares in the amount of approximately EUR 34.5 million.

Corresponding acquisition costs were immediately recorded as an expense.

Other investments

Other investments concerned a term deposit of EUR 34 million, commercial paper in the amount of EUR 19.9 million and money market funds (sicav) totaling EUR 0.9 million.

In addition, in 2002, Dexia SA acquired Dexia VVPR strips worth EUR 0.4 million.

4.2.7. Cash in hand

Cash in hand in accounts totaled EUR 146.3 million, a sum which includes proceeds from the capital increase linked to the 2002 shareholding plan organized at the end of December 2002.

4.2.8. Deferred charges and accrued income

Deferred charges totaled EUR 0.3 million and accrued income was EUR 11.7 million.

Accrued income included prorata interest generated by the subordinated loans granted to Group entities (EUR 10.6 million), by the



current currency swap with Dexia Crédit Local (EUR 1 million) and by interest on money-market transactions (EUR 0.1 million).

4.3. Liabilities

4.3.1. Shareholders' equity

As of December 31, 2002, the holding company's shareholders' equity including 2002 net income before appropriation totaled EUR 16,987.2 million and is composed of the following items.

Capital

The capital totaled EUR 4,744.5 million as of December 31, 2002, compared with EUR 4,684.7 million as of December 31, 2001.

This increase of EUR 59.8 million resulted from the following operations:

1. a capital increase reserved to employees and associates of the Dexia Group as part of the 2002 shareholding plan in the amount of EUR 57.4 million;
2. the exercise of warrants granted to employees in the amount of EUR 2.4 million.

As of December 31, 2002, the company's capital was represented by 1,181,685,852 shares, including 709,565,227 bearer shares and 472,120,625 registered shares. The total number of Dexia VVPR strips was 619,551,772.

Additional paid-in capital

Each capital increase was accompanied by additional paid-in capital, which totaled EUR 8,845.6 million.

Reserves and retained earnings

Reserves included the legal reserve (EUR 468.5 million) and an unavailable reserve for company shares (EUR 166 million) constituted during the year 2002 by a transfer from the available reserve (EUR 34.1 million) and by the allocation of retained earnings (EUR 123.7 million).

Retained earnings resulting from both the fiscal year 2001 and this allocation totaled EUR 2,277.1 million.

Net income for the year

As of December 31, 2002, net income totaled EUR 485.5 million. This result was comprised of the dividends received from Dexia's operating entities (EUR 600.7 million), financial results (EUR 23.5 million) and foreign tax proceeds (EUR 22.8 million), after payment of the holding company's operating expenses (EUR 74.4 million) and accounting for the reduction in value decided for Dexia Bank Nederland (EUR 87.1 million).

4.3.2. Loss contingencies and deferred taxes

Other loss contingencies

Succeeding Dexia Crédit Local at the head of the tax consolidation group in France, Dexia, through its permanent establishment, assumed vis-à-vis the former head of the tax consolidation group, a commitment initially subscribed by Dexia Crédit Local within the framework of a tax leverage operation carried out in France with the approval of French tax authorities. In 2002, this operation resulted in tax savings of EUR 6.5 million (cash savings) included in the total of EUR 22.8 million mentioned in the note "Corporate income tax", and in a provision in the same amount.

4.3.3. Debts

Amounts payable after more than one year

Financial debts payable after more than one year concerned loans contracted with Group companies in the amount of EUR 912.7 million.

Amounts payable within one year

Financial debts

This debt concerned overdrafts on sight accounts.

Trade debts

The invoices of suppliers to be paid totaled EUR 8.2 million and payables to be billed were EUR 7.1 million.

Taxes, remuneration and social security

This item included:

- the tax liability of the permanent establishment in Paris with French tax authorities as the head of the tax consolidation group in France (EUR 49.2 million). In fact, as mentioned above, Dexia's permanent establishment is the only entity liable to corporate income tax, the "précompte" and the annual flat rate tax owed by the tax group in France, with the understanding that the subsidiaries reimburse the permanent establishment for their share of the tax paid by the tax consolidation group for its companies (see "Other receivables");
- VAT to be paid (EUR 0.4 million);
- debt corresponding to remuneration and social security (EUR 0.9 million).

Other debts

Remaining dividends for the fiscal year 2001 totaled EUR 15 million, and the remaining dividends for years prior to 2001 amounted to EUR 2.3 million.

Accrued charges and other income

This item is exclusively composed of expenses to be charged:

- financial charges on a currency swap (EUR 4.6 million);
- financial charges linked to loans due after more than one year (EUR 6.7 million);
- prorata operating expense connected with the fiscal year 2002 (EUR 0.7 million);
- translation adjustments subsequent to the depreciation of the US dollar vis-à-vis the euro (EUR 0.1 million).

4.4. Off-balance sheet items – commitments

Dexia SA has four significant commitments which were recorded off balance sheet.

The first is a bank guarantee for the rental of a building at square de Meeûs in Brussels to house the holding company's headquarters as of 2000 (EUR 0.5 million).

The second concerns the acquisition of the American group Financial Security Assurance. This acquisition was partly financed through a currency swap contract signed with Dexia Crédit Local in the amount of USD 134.2 million (EUR 128 million as of December 31, 2002).

The third category is stock options. As of December 31, 2002, the number of stock options granted and not yet exercised stood at 31,779,823. On the basis of the exercise prices, this operation represented an off-balance sheet commitment of EUR 459.7 million.

The last commitment concerns Dexia Bank Nederland. Dexia SA has agreed with its subsidiary Dexia Bank Nederland NV that Dexia Bank Nederland NV shall at all times remain in a position to meet all of its obligations vis-à-vis third parties and that Dexia SA will enable Dexia Bank Nederland NV to continue its business, including maintaining its relation with account holders and other customers.

This commitment is also taken for the benefit of each of the entities resulting from the contemplated split-up of Dexia Bank Nederland in order to guarantee that third parties will not be prejudiced by such split-up. This commitment may not be invoked directly by other persons. This commitment will not be changed or withdrawn unless the previous consent of the Dutch Central Bank (De Nederlandsche Bank) has been obtained.

4.5. Statement of income

4.5.1. Operating results

Other operating income (EUR 0.3 million) represented a refund by the Banking and Finance Commission of a portion of Dexia's contribution to its operating expenses (EUR 0.2 million), as well as miscellaneous income (EUR 0.1 million).

Miscellaneous goods and services increased by EUR 2.5 million to EUR 30.2 million. They primarily involved fees billed by auditors, experts, subsidiaries, IT consultants, translators, etc., which rose from EUR 13.5 million to EUR 16.1 million as a result of coordination at the level of the Group of various projects such as the changeover to IAS/IFRS and Basel II standards. Logistics (rental of building and premises, telecommunications, travel, supplies) totaled EUR 9 million, compared with EUR 8.4 million in 2001. Printing and advertising costs went from EUR 2.1 million in 2001 to EUR 2.3 million in 2002. Subscriptions paid to the Banking and Finance Commission and to Euronext were EUR 1.3 million in 2002. Finally, compensation paid to members of the Board of Directors totaled EUR 1.3 million.

The average number of persons directly employed by Dexia rose from 35 to 51, a trend which explained the increase in payroll and social contributions which went from EUR 7.8 million to EUR 11 million.

Amortization of formation expenses represented EUR 24.6 million, amortization of intangible assets EUR 0.4 million, and depreciation of tangible assets EUR 1.8 million.

4.5.2. Financial results

Financial income from long-term investments included the dividends paid by Group entities (EUR 600.7 million), as well as interest received and earned for subordinated loans (EUR 35.5 million).

Income from current assets generated by the currency swap contracted with Dexia Crédit Local (EUR 4.8 million) decreased further to the fall of interest rates while income from money-market investments reached EUR 17.8 million.

Other financial income resulted from a hedging operation (EUR 1.4 million) and the realization of positive foreign exchange differences linked to the currency swap with Dexia Crédit Local after the appreciation of the euro vis-à-vis the US dollar (EUR 1.8 million).

Interest paid and payable related to the loans granted by Group entities totaled EUR 23.3 million. In addition, there were financial charges corresponding to the currency swap with Dexia Crédit Local (EUR 10.1 million).

Other financial charges were mainly comprised of commissions linked to the payment of dividends by payment organizations (Dexia Bank, BBL, Dexia BIL and Euro Émetteurs Finance) for EUR 4 million, and the cost of fiduciary services (EUR 0.2 million).

4.5.3. Exceptional results

The reorganization under way at Dexia Bank Nederland led the Group to reexamine the value of its assets in the Netherlands and to apply depreciation. This depreciation resulted in a reduction in value of EUR 87.1 million in the company's equity interest in Dexia Bank Nederland.

4.5.4. Corporate income tax

Income tax for the year is estimated at EUR 0.1 million in light of the non-deduction of definitively taxed income from several non tax-deductible expenses.

Proceeds from foreign income taxes (EUR 22.8 million) are explained by the fact that as of 2002, the permanent establishment is at the head of the tax consolidation group in France. In fact, the tax savings realized by the tax consolidation group are recorded in the accounts of the permanent establishment and considered as an immediate gain.

4.5.5. Net income for the year

Net income for 2002 totaled EUR 485.5 million.

4.6. Statement of formation expenses

(in thousands of EUR)	Amount
Net book value at Dec. 31, 2001	**66,912**
Movements during the period: - new expenses incurred - depreciation	 2,996 (24,578)
Net book value at Dec. 31, 2002	**45,330**
Detailing: Expenses of formation or capital increase, loan issue expenses and other formation expenses	45,330

4.7. Statement of intangible assets (licences)

(in thousands of EUR)	Amount
Acquisition cost at Dec. 31, 2001	**879**
Movements during the period: - acquisitions, including produced fixed assets	 224
Acquisition cost at Dec. 31, 2002	**1,103**
Depreciation and amounts written down at Dec. 31, 2001	**359**
Movements during the period: - recorded	 356
Depreciation and amounts written down at Dec. 31, 2002	**715**
Net book value at Dec. 31, 2002	**388**

4.8. Statement of tangible fixed assets

(in thousands of EUR)	Plant, machinery and equipment	Furniture and vehicles	Other tangible assets
Acquisition cost at Dec. 31, 2001	**956**	**3,809**	**2,860**
Movements during the period: - acquisitions	 4	 1,220	 54
Acquisition cost at Dec. 31, 2002	**960**	**5,029**	**2,914**
Depreciation and amounts written down at Dec. 31, 2001	**157**	**1,018**	**1,392**
Movements during the period: - recorded	 96	 1,031	 719
Depreciation and amounts written down at Dec. 31, 2002	**253**	**2,049**	**2,111**
Net book value at Dec. 31, 2002	**707**	**2,980**	**803**

4.9. Statement of financial fixed assets

1. Participating interests and shares

(in thousands of EUR)	Amount
Acquisition cost at Dec. 31, 2001	**16,213,174**
Movements during the period:	
- acquisitions	4,212
- sales and disposals	0
Acquisition cost at Dec. 31, 2002	**16,217,386**
Depreciation and amounts written down at Dec. 31, 2001	0
Movements during the period:	
- recorded	87,101
Depreciation and amounts written down at Dec. 31, 2002	**87,101**
Net book value at Dec. 31, 2002	**13,130,285**

2. Amounts receivable

(in thousands of EUR)	Affiliated enterprises	Other enterprises
Net book value at Dec. 31, 2002	**840,000**	**0**
Movements during the period:		
- additions	528,604	10
- reimbursements	0	0
Net book value at Dec. 31, 2002	**1,368,604**	**10**

4.10. Investments: other investments and deposits

(in thousands of EUR)	Preceding period	Period
Shares	54	**886**
Book value increased with the uncalled amount	54	**886**
Fixed-income securities	4,990	**19,951**
Term deposits with credit institutions	217,000	**34,000**
falling due:		
- between one month and one year	217,000	**34,000**
Other investments not yet shown separately	0	**370**

4.11. Deferred charges and accrued income

(in thousands of EUR)	Period
Deferred charges	**307**
Accrued income: interest	**11,719**

4.12. Statement of capital

a. Issued capital

(in thousands of EUR)	Amount
Issued capital at Dec. 31, 2001	**4,684,745**
Changes during the period:	
- capital increase for staff and employees of Dexia Group	57,372
- exercise of warrants for Group staff	2,342
Issued capital at Dec. 31, 2002	**4,744,459**

b. Structure of the capital

	Amount (in thousands of EUR)	Number of shares
Different categories of shares		
◦ Shares without indication of nominal value, representing each 1/1,181,685,852nd of the "avoir social"	4,744,459	1,181,685,852
◦ Registered shares and bearer shares		
- Registered		472,120,625
- Bearer		709,565,227

c. Own shares held by:

	Amount of capital (in thousands of EUR)	Number of shares
- the company itself	44,921	11,188,215
- its subsidiaries	27,789	6,921,310

d. Commitments to issue shares

(in thousands of EUR)		
Following the exercising of conversion rights:		
- amount of outstanding convertible loans	0	0
- amount of capital to be issued	0	0
- maximum corresponding number of shares to be issued	0	0
Following the exercising of subscription rights:		
- number of outstanding subscription rights	0	31,779,823
- amount of capital to be issued	127,596	0
- maximum corresponding number of shares to be issued	0	31,779,823

e. Amount of authorized capital, not issued

(in thousands of EUR)	Amount
	3,067,937

f. Shares issued, not representing capital

	Number of shares	Voting right attached thereto
Whereof:		
- held by the company itself	0	0
- held by its subsidiaries	0	0

4.13. Analysis by current portions of amounts initially payable after more than one year

(in thousands of EUR)	not more than one year	between one and five years	over five years
Financial debts	0	167,062	745,604
1. Subordinated loans	0	0	0
2. Unsubordinated debentures	0	0	0
3. Leasing and other similar obligations	0	0	0
4. Credit institutions	0	0	0
5. Other loans	0	167,062	745,604
Trade debts	0	0	0
1. Suppliers	0	0	0
2. Bills of exchange payable	0	0	0
Advances received on contracts in progress	0	0	0
Other amounts payable	0	0	0
Total	**0**	**167,062**	**745,604**

4.14. Amounts payable for taxes, remuneration and social security

(in thousands of EUR)	Period
Taxes	
a) Expired taxes payable	0
b) Non-expired taxes payable	49,568
c) Estimated taxes payable	0
Remuneration and social security	
a) Amounts due to the National Office of Social Security	0
b) Other amounts payable relating to remuneration and social security	927

4.15. Accrued charges and deferred income

(in thousands of EUR)	Period
Accrued charges: interests	11,255
Accrued charges: other	675
Translation adjustments	128

4.16. Operating results

	Preceding period	Period
Other operating income		
Whereof: the total amount of subsidies and compensatory amounts obtained from public authorities	0	0
Employees recorded in the personnel register		
a) Total number at the closing date	44	59
b) Average number of employees in full-time equivalents	35.0	51.4
c) Number of actual working hours	53,995	82,833
Personnel charges *(in thousands of EUR)*		
a) Remuneration and direct social benefits	5,431	8,049
b) Employers' contribution for social security	1,979	2,327
c) Employers' premium for extra statutory insurance	277	587
d) Other personnel charges	26	7
e) Pensions	83	0
Provisions for liabilities and charges *(in thousands of EUR)*		
Increase	0	6,476
Other operating charges *(in thousands of EUR)*		
Taxes related to operations	206	266
Other charges	2	5
Temporary personnel and persons placed at the disposal of the enterprise		
a) Total number at the closing date	1	2
b) Average number of employees in full-time equivalents	1	1.6
c) Number of actual working hours	2,048	3,219
d) Charges to the enterprise (in thousands of EUR)	60	119

4.17. Income taxes

(in thousands of EUR)	Period
Income taxes of the current period	100
a) Taxes and withholding taxes due or paid	600
b) Excess of income tax prepayments and withholding taxes capitalized	(500)
c) Estimated additional charges for income taxes	0
Income taxes on previous periods	6
a) Additional charges for income taxes due or paid	6
Taxes of the current period that are materially affected by differences between the profit before taxes and the estimated taxable profit	
Definitively taxed income	586,827
Tax integration in France	PM

4.18. Other taxes and taxes borne by third parties

(in thousands of EUR)	Preceding period	Period
Total amount of value added tax, turnover taxes and special taxes charged during the period		
1. To the enterprise (deductible)	0	0
2. By the enterprise	0	0
Amounts retained on behalf of third parties for:		
1. Payroll withholding taxes	2,277	2,963
2. Withholding taxes on investment income	80,278	94,494

5 Financial relationships

5.1. Financial relationships with directors

The amount of direct and indirect remuneration and pensions, included in the statement of income, as long as the disclosure does not concern, exclusively or mainly, the situation of a single identifiable person.

to the directors *(in thousands of EUR)*	**2,402**

5.2. Relationships with affiliated enterprises and enterprises linked by participating interests

	Linked enterprises	
(in thousands of EUR)	Preceding period	Period
Financial fixed assets	**17,053,174**	17,498,889
Investments	16,213,174	16,130,285
Amounts receivable:		
- subordinated	840,000	1,368,604
- other	0	0
Amounts receivable	**39**	72,055
After one year	0	0
Within one year	39	72,055
Current investments	**217,000**	34,885
Shares	0	885
Amounts receivable	217,000	34,000
Amounts payable	**619,336**	922,516
After one year	617,062	912,666
Within one year	2,274	9,850
Financial results		
From financial fixed assets	731,189	636,222
From current assets	6,658	18,300
Other financial income	0	0
From interests and debts	25,140	33,352
Other financial charges	2,159	1,433

6 Social report

6.1. Statement of the persons employed in 2002

A. Employees recorded in the personnel register

1. During the financial period and during the preceding financial period	Full-time (period)	Part-time (period)	Total (T) or total full-time equivalents (FTE) (period)	Total (T) or total full-time equivalents (FTE) (preceding period)
Average number of employees	50.6	1	51.4 (FTE)	35 (FTE)
Number of actual working hours	81,577	1,256	82,833 (T)	53,995 (T)
Personnel charges *(in thousands of EUR)*	8,093	38	8,131 (T)	5,189 (T)

2. At the closing date of the financial period	Full-time	Part-time	Total of full-time equivalents
a. Number of employees recorded in the personnel register	58.0	1.0	58.9
b. By nature of the employment contract			
Contract of unlimited duration	56.0	1.0	56.9
Contract of limited duration	2.0		2.0
c. By sex			
Male	43.0		43.0
Female	15.0	1.0	15.9
d. By professional category			
Management personnel	4.0		4.0
Employees	54.0	1.0	54.9

B. Temporary personnel and persons placed at the disposal of the enterprise during the financial period

	Temporary personnel	*Persons placed at the disposal of the enterprise*
Average number of personnel employed	1.6	0
Number of actual working hours	3,219	0
Charges to the enterprise *(in thousands of EUR)*	119	0

6.2. List of personnel movements during the financial period

A. Entrants

	Full-time	Part-time	Total of full-time equivalents
a. Number of employed persons recorded in the personnel register during the financial period	28.0		28.0
b. By nature of the employment contract			
Contract of unlimited duration	25.0		25.0
Contract of limited duration	3.0		3.0
c. By sex and level of education			
Male: secondary education	0		0
higher non-university education	4.0		4.0
university education	20.0		20.0
Female: secondary education	0		0
higher non-university education	3.0		3.0
university education	1.0		1.0

B. Leavers

	Full-time	Part-time	Total of full-time equivalents
a. Number of employed persons of which the date of termination of the contract has been recorded in the personnel register during the financial period	9.0		9.0
b. By nature of the employment contract			
Contract of unlimited duration	7.0		7.0
Contract of limited duration	2.0		2.0
c. By sex and level of education			
Male: secondary education	0		0
higher non-university education	3.0		3.0
university education	3.0		3.0
Female: secondary education	0		0
higher non-university education	3.0		3.0
university education	0		0
d. By reason of termination of contract			
Dismissal	2.0		2.0
Other reason	7.0		7.0

6.3. Statement concerning the implementation of measures stimulating employment during the financial period

Measures stimulating employment

	Number of employed persons involved		
	Number	In full-time equivalents	Financial profit *(in thousands of EUR)*
Structural reduction of social security contributions	66	65.9	61
Number of employees involved in one or more measures stimulating employment	66	65.9	–
Total for the financial period	**66**	**65.9**	
Total for the previous financial period	**0**	**0**	

6.4. Information on vocational training for employed persons during the financial period

	Number of employees involved	Number of training hours	Charges to the enterprise *(in thousands of EUR)*
Total of training initiatives at the expense of the employer			
- Male	24	1,112	95
- Female	6	649	44

Report of the College of Statutory Auditors on the annual financial statements for the year ended December 31, 2002

To the shareholders of Dexia SA

In accordance with legal and regulatory requirements, we are pleased to report to you on the performance of the audit mandate which you have entrusted to us.

We have audited the financial statements as of and for the year ended December 31, 2002, which have been prepared under the responsibility of the Board of Directors and which show a balance sheet total of EUR 18,001,443,(000) and a profit for the year of EUR 485,468,(000). We have also carried out the specific additional audit procedures required by law.

Unqualified opinion on the financial statements

We conducted our audit in accordance with the standards of the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren". Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, taking into account the legal and regulatory requirements applicable to financial statements in Belgium.

In accordance with those standards, we considered the company's administrative and accounting organisation, as well as its internal control procedures. Company officials have responded clearly to our requests for explanations and information. We examined, on a test basis, evidence supporting the amounts in the financial statements. We assessed the accounting principles used and significant estimates made by the company, as well as the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, taking into account the applicable legal and regulatory requirements, the financial statements present fairly the company's net worth and financial position as of December 31, 2002 and of the results of its operations for the year then ended, and the information given in the notes to the financial statements is adequate.

Additional certifications and information

We supplement our report with the following certifications and information which do not have any impact on our audit opinion on the financial statements:

- the Directors' report contains the information required by the law and is consistent with the financial statements;
- without prejudice to certain formal matters of minor importance, and taking into account the dispensation obtained from the Banking and Finance Commission to present its annual financial statements before profit appropriation, the accounting records are maintained and the financial statements have been prepared in accordance with the legal and regulatory requirements applicable in Belgium;
- there are no transactions undertaken or decisions taken in violation of the company's statutes or company law which we have to report to you;
- the appropriation of results proposed to the General Meeting complies with the legal and statutory provisions.

March 24, 2003

College of Statutory Auditors

PricewaterhouseCoopers
Reviseurs d'Entreprises SCCRL,
Represented by

D. Van Woensel R. Peirce

Mazars & Guérard
Reviseurs d'Entreprises SCCRL,
Represented by

X. Doyen

(free translation)

Additional information

1

Presentation of the management report of the Board of Directors and the reports of the college of statutory auditors for the year 2002, as well as the annual consolidated financial statements

2

Resolutions

1. Resolution to approve the annual financial statements for the year 2002.

2. The profit for the 2002 financial year amounts to EUR 485.5 million. The profit carried forward from the previous financial year stands at EUR 2,400.8 million. Following the acquisition of own shares, an unavailable reserve had to be established in this respect in accordance with Article 623 of the Company Code. This reserve was established by drawing EUR 34.1 million from the unavailable reserve and by allocating EUR 123.7 million from the result carried forward. As a result, the balance of the profit available for allocation stands at EUR 2,762.6 million.

   Resolution to confirm the allocation of EUR 123.7 million from the result carried forward to the unavailable reserve and to allocate the balance as follows:

   - EUR 6 million to the legal reserve;
   - EUR 1,100 million to the unavailable reserve;
   - to the payment of a gross dividend of EUR 0.48 per share, with the exception of the own shares which the company itself holds on May 9, 2003, on which the dividend rights are cancelled by the general meeting in accordance with Article 622 of the Company Code;
   - with the balance transferred to the profit carried forward.

3. Resolution to give Board Members full discharge from their financial administration.

4. Resolution to give the auditors full discharge.

5. Resolution to renew the appointment of Paul-Louis Halley as a member of the Board of Directors for a period of four years, which will end after the Ordinary General Meeting to be held in 2007. Paul-Louis Halley was appointed by the Board of Directors on December 5, 2002, to replace Daniel Lebègue, who resigned.

6. Resolution to proceed to the appointment as a member of the Board of Directors for a period of four years, which will end after the Ordinary General Meeting to be held in 2007, of a director whose identity will be communicated by the Board of Directors.

7. Resolution to renew the appointment of Mazars & Guérard, represented by Xavier Doyen as auditors for a term of three years, which will end after the Ordinary General Meeting to be held in 2006.

8. Resolution to approve the transfer, to the extent necessary, of 2,540 shares to employees of Financial Security Assurance Inc. (FSA) and its direct and indirect subsidiaries in the United States in the framework of the Dexia Group's 2002 employee shareholding plan, for which the subscription period ran from September 20, 2001, to October 11, 2002, in application of the tax regime stipulated in article 423 of the Internal Revenue Code.

General data

1 Shareholding structure

As of December 31, 2002, Arcofin held 15.14% of the company's capital, and Holding Communal 14.87%. Caisse des dépôts et consignations (France) and the SMAP group held 6.97% and 5.48% of the shares respectively. Bank Nederlandse Gemeenten owned 2.21% of the shares and CNP 1.49%.

As of December 31, 2002, Dexia SA held 0.95% of its own shares. Dexia Bank Belgium and Dexia Crédit Local respectively held 0.47% and 0.11% of the shares.

Employees of the Dexia Group owned 3.5% of the company's capital.

The other shares are held by private and institutional investors.

As of this date, and to the knowledge of the company, no individual shareholder, with the exception of Arcofin, Holding Communal, Caisse des dépôts et consignations (France) and the SMAP group, held 3% or more of Dexia's capital.

As of December 31, 2002, the company's directors held 156,400 shares in the company.

2 Litigation

In addition to certain individual actions, Dexia Bank Nederland, a subsidiary of the company, is subject to a collective action introduced in the Netherlands by the "Stichting Leaseverlies", a foundation representing the interests of approximately 53,000 clients of the former bank Labouchere, acquired by the Dexia Group and merged into Dexia Bank Nederland in 2001. This action relates to share leasing contracts by virtue of which the bank Labouchere financed the acquisition of Dutch shares quoted on the AEX by means of a medium or long-term loan. This product, which was also marketed by other banking groups, was extremely successful in the Netherlands. As a consequence of the constant and lasting decline of the financial markets, the value of the portfolio of shares held by clients was substantially reduced, in many cases to reach an amount less than the amount of the loan still to be repaid. This situation, widely publicised in the media, led some clients to complain to Dexia Bank Nederland (which had in the meantime absorbed the bank Labouchere) that they had been misinformed of the risks associated with share leasing. This is also the complaint of "Stichting Leaseverlies" against Dexia Bank Nederland in a collective action instituted before the Courts in Amsterdam. Dexia Bank Nederland considers this action to be unsubstantiated.

Dexia is not involved in any other administrative, fiscal, legal or arbitration action likely to have any major impact on its financial situation.

3 Name

The company is called "DEXIA".

4 Registered office

The registered office is located at Square de Meeûs 1, 1000 Brussels (Brussels Trade Register no. 604.748 - VAT no. 458.548.296).

5 Legal form, constitution, duration

The company is a limited company under Belgian law which publicly calls on funds. It was established on July 15, 1996, for an unlimited period.

6 Corporate purpose

Article 3 of the articles of association reads as follows:

"The purpose of the company, both in Belgium and abroad, is:

1. the acquisition, holding, management and sale, by whatever means, of all equity interests in companies or any other corporate entities, whatever the legal status, existing or to be created, which operate as credit institutions, insurance or reinsurance companies or conduct financial, industrial, commercial or civil, administrative or technical activities, as well as all types of shares, bonds, public funds and any other financial instruments of whatever nature;
2. the provision of assistance or administrative, commercial and financial services and the accomplishment of all research on behalf of third parties and in particular on behalf of companies and other corporate entities, whatever their legal status, in which the company holds a direct or indirect equity interest, as well as the provision of loans, advances, guarantees or endorsements, in whatever form;
3. the conducting of all equipment, real estate, financial, industrial, commercial or civil transactions including the acquisition, management, leasing and the sale of all equipment and real estate assets related directly or indirectly to the realization of the company's corporate purpose or which are of a nature to further favor such realization."

7 Company capital

7.1. Changes in the company's capital in 2002

Changes in the company's capital are presented hereafter in chronological order.

7.1.1. Exercise of warrants (2000 Stock Option Plan) (as of March 28, 2002)
Within the limits of authorized capital, Dexia's Board of Directors had decided in 2000 to grant 588,020 stock options (before the 1:10 share split) to certain members of the Group's executive manage-

ment. These stock options were granted as an incentive to improve future performance. The stock options also help ensure employee loyalty.

The exercise price of these stock options was set at EUR 145.83 (before the shares were divided by ten), a sum equal to the market value of Dexia shares when the options were granted.

The deadline for the exercise of these stock options is the last day of the tenth year after their issue date (excluding provision to the contrary under special terms).

As of March 28, 2002 (after the share split by ten), 5,000 stock options had been exercised, generating the issue of 5,000 new shares. As a result of this issue of new shares, the amount of fully paid-up capital totaled EUR 4,684,764,991.56 represented by 1,166,818,164 shares.

7.1.2. Exercise of warrants by French holders of options (as of June 28, 2002)

Following the restructuration of the Group and, in particular the public offer of Dexia on Dexia France shares, the Board of Directors has decided on July 6, 2000, within the limits of authorized capital, to issue 336,415 (3,364,150 after the share split) new stock options for French holders of options to replace the Dexia France warrants (issue of 60,450 "F 1995" warrants to be exercised at the price of EUR 60.64; 76,350 "F 1996" warrants to be exercised at the price of EUR 59.45; 99,425 "F 1997" warrants to be exercised at the price of EUR 81.00; and 100,190 "F 1998" warrants to be exercised at the price of EUR 112.67[1]).

The exercise of these warrants gave rise to several capital increases in 2002. The first was decided by virtue of a notary deed on June 28, 2002, in light of the fact that 455,801 warrants, including 46,360 at the price of EUR 6.064 ("F 1995" warrants), 136,750 at the price of EUR 5.945 ("F 1996" warrants) and 272,691 at the price of EUR 8.10 ("F 1997" warrants), had been exercised by beneficiaries with the result that a capital increase was effected through the creation of 455,801 new shares with VVPR strips, increasing the company's capital from EUR 4,684,764,991.56 to EUR 4,686,595,032.57, now represented by 1,167,273,965 shares.

7.1.3. Exercise of warrants by French holders of options (as of September 30, 2002)

Within the framework of the Stock Option Plan reserved to employees of Dexia entities in France as explained in point 7.1.2 above, the notary deed dated September 30, 2002, confirmed that 59,500 warrants, including 16,000 at the price of EUR 5.945 ("F 1996" warrants) and 43,500 at the price of EUR 8.10 ("F 1997" warrants), had been exercised by beneficiaries with the result that a capital increase was effected through the creation of 59,500 new shares with VVPR strips, increasing the company's capital from EUR 4,686,595,032.57 to EUR 4,686,833,925.08 now represented by 1,167,333,465 shares.

7.1.4. Capital increase reserved to employees and associates of the Dexia Group (as of December 24, 2002)

In 2000 and 2001, Dexia had launched shareholding plans for all of the Group's employees and associates. These two plans were very successful. Almost two out of three potential beneficiaries subscribed.

(1) Number and exercise price before share split.

The objective was to reinforce the sense of belonging to the same Group, to enable employees and associates to participate in the shareholder value, and to mobilize them to promote Dexia's strategy by enabling them to benefit from the Group's growth as materialized by the share price.

Since achieving this objective requires ongoing efforts, on March 14, 2002, the Board of Directors approved the principle of a new shareholding plan for 2002.

The 2002 plan took the following form, adapted to legal and fiscal requirements in function of the countries, Group entities or categories of beneficiaries concerned:

- issue of new common shares with a discount of 20% maximum reserved to employees of the company and its subsidiaries and branches (article 609 of the Company Code);
- issue of new common shares subscribed without a discount, reserved in particular to Dexia Bank Belgium branch staff members, with subscribers receiving a certain number of warrants free of charge. Since these branch staff members are notably self-employed branch managers, self-employed managers of branches organized as general partnerships and self-employed managers of branches organized as limited companies and their respective employees, they are not employees in the sense of article 609 of the Company Code. It was, therefore, not possible to offer them shares with a discount. The issue of warrants made it possible to make these associates an offer with an investment profile comparable to the one available to employees of the company and its subsidiaries;
- issue of new common shares with warrants for employees of the Group's international subsidiaries located in countries in which a leveraged offer cannot be made under satisfactory conditions.

Employees and associates had the choice of subscribing to this capital increase as a normal investment or through a leveraged vehicle. The traditional approach implied that employees and associates finance the subscription directly and entirely out of their savings. The leveraged offer allowed employees and associates to subscribe to one share financed by their savings and to benefit from complementary financing which enabled them to acquire nine additional shares. Employees and associates could thus be involved to a greater extent in the rise of the share price since they benefit from a part of the capital gains realized on the total number of subscribed shares. In countries in which a leveraged offer was not able to be made under satisfactory conditions, a plan comparable to the leveraged offer was proposed.

In accordance with the conditions of the offer which were published with the approval of the Banking and Finance Commission on July 12, 2002, the subscription period ran from September 12 to October 11, 2002, in order to allow employees to decide how much they wanted to invest in Dexia shares. The outcome was successful. Almost six out of ten employees decided to participate.

Altogether, 14,289,387 new Dexia shares were issued on December 24, 2002, through a capital increase for a total cash amount of EUR 127,687,914.12 (EUR 57,371,888.81 in capital and EUR 70,316,025.31 in issue premiums), increasing the company's capital to EUR 4,744,205,813.89, represented by 1,181,622,852 shares with no par value, each representing 1/1,181,622,852 of the capital stock. A total of 465,570 warrants was also issued for associates who subscribed to that version of the plan.

7.1.5. Exercise of warrants by French holders of options (as of December 31, 2002)

Within the framework of the Stock Option Plan reserved to employees of Dexia entities in France as explained in point 7.1.2 above, the notary deed dated December 31, 2002, confirmed the exercise of 11,000 "F 1996" warrants at the price of EUR 5.95 through the creation of 11,000 new Dexia shares, and of 52,000 "F 1997" warrants at the price of EUR 8.10 through the creation of 52,000 new Dexia shares, with the result that a capital increase was effected through the creation of a total of 63,000 new shares with VVPR strips, increasing the company's capital from EUR 4,744,205,813.89 to EUR 4,744,458,758.89, now represented by 1,181,685,852 shares.

7.2. Summary of Dexia warrants (as of December 31, 2002)

	Exercise price (EUR)	Exercise period		Number of warrants allotted	Number of warrants exercised	Number of remaining warrants
		from:	to:			
Warrants allotted in 2000						
"F 1996" warrants	5.95	September 3, 2001	September 3, 2003	763,500	510,500	253,000
"F 1997" warrants	8.10	May 27, 2002	May 27, 2004	994,250	368,191	626,059
"F 1998" warrants	11.27	May 29, 2003	May 29, 2005	1,001,900	0	1,001,900
"Dexia 2000 Stock Option Plan" warrants	14.58	June 15, 2005*	December 31, 2010*	5,915,000	20,000	5,895,000
"Dexia 2000 Dexia Bank branch network" warrants	15.88	June 30, 2005	June 30, 2005	1,377,180	0	1,377,180
Warrants allotted in 2001						
"Dexia 2001 Stock Option Plan" warrants	17.86	June 14, 2005*	December 31, 2011*	8,100,000	0	8,100,000
"Dexia 2001 Dexia Bank branch network + "Germany" warrants	17.23	October 26, 2006	October 26, 2006	469,524	0	469,524
Warrants allotted in 2002						
"Dexia 2002 Stock Option Plan" warrants	13.66/11.88**	July 24, 2006*	July 23, 2012*	10,000,000	0	10,000,000
"Dexia 2002 Dexia Bank branch network" warrants	10.97	October 31, 2007	October 31, 2007	465,570	0	465,570
"ABC 1999" warrants	13.81	May 1, 2003	July 31, 2003	1,994,406	0	1,994,406
		May 1, 2004	July 31, 2004			
"ABC 2000" warrants	15.17	May 1, 2004	July 31, 2004	1,597,184	0	1,597,184
		May 1, 2005	July 31, 2005			

* Except for particular terms
** 13.66: France / 11.88: elsewhere

7.3. Capital stock as of December 31, 2002

As of December 31, 2002, the company's capital stock totaled EUR 4,744,458,758.89 represented by 1,181,685,852 shares with no par value, including 472,120,625 registered shares and 709,565,227 bearer shares. The shares are listed on Euronext Brussels, Euronext Paris and the Luxembourg stock exchange.

7.4. Notification under legislation on transparency

By the terms of the law of March 2, 1989, on the publication of large holdings in companies listed on the stock exchange and on the basis of article 5 of Dexia's article of association, shareholders are obliged to notify the Banking and Finance Commission and Dexia if their equity interest exceeds a threshold of 3%, then 5% or a multiple of 5% of the capital.

This notification is also mandatory should the following events occur:

- in the event of a takeover or sale of a company which itself should submit notification;
- in the event of a decrease in voting rights to below one of the above thresholds.

In application of the protocol on the prudential control of the Dexia Group (see Corporate governance on page 26), Dexia has asked its large shareholders to inform the company and the Banking and Finance Commission as soon as possible prior to any of the abovementioned events.

One notification was reported. Subsequent to the capital increase reserved to Group employees and associates, which was confirmed by official notarization on December 24, 2002, the equity interest of Holding Communal fell below the threshold of 15%.

8

Places where documents for the public can be consulted

The company's articles of association can be consulted at the registry of the Commercial Court of Brussels and at the registered office.

The annual reports as well as the annual financial statements and consolidated financial statements are deposited at the National Bank of Belgium. Copies of these documents can also be obtained at the registered office.

Decisions relating to the appointment and resignation of members of the Board of Directors are published in the Appendix to the *Moniteur Belge* (Belgian Official Gazette). Financial notices concerning the company as well as notices of general shareholders' meetings are published in the financial newspapers, the daily press and periodicals.

9

Calendar for publication of information

- Date of the Ordinary General Meeting for the financial year 2002: May 14, 2003.
- Date of the Ordinary General Meeting for the financial year 2003: May 12, 2004.
- Date of dividend payment for the financial year 2002: June 13, 2003.
- Semiannual results: September 11, 2003.

Dexia SA

Square de Meeûs 1
B-1000 Brussels

In Paris

7 à 11, quai André Citroën
F-75015 Paris

Design and Production

Nord Compo
7, rue de Fives
B.P. 123
F-59653 Villeneuve d'Ascq
Tel. +33 3 20 41 40 01

Printing

Snoeck-Ducaju & Zoon - B-9000 Ghent



ANNUAL REPORT 2002

the bank for sustainable development


DEXIA

RETAIL FINANCIAL SERVICES

The Group's historical preeminence in the local public sector in Belgium was bolstered by its extensive network of retail branches. This strong commercial presence was expanded in 2001 through the acquisition of the Artesia BC Group and, in particular, of the retail network of BACOB Bank. As a result of this merger, **Dexia Bank** is now one of the three largest banks in Belgium, offering its clientèle of individuals, self-employed professionals and small and medium-sized businesses a full range of retail banking and insurance services.

Management Board of Dexia Bank

Axel Miller, chairman
Martine Decamps, vice-chairman management information
Michel Bouteille, retail and private banking
Claude Piret, public sector and financial markets
Jean-François Martin, back offices and risk management
Michel Hénaut, IT, logistics & real estate

INVESTMENT MANAGEMENT SERVICES

Since its creation, relying on the know-how and client base of **Dexia Banque Internationale à Luxembourg** (Dexia BIL), the Group has developed specialized expertise in investment management services, i.e. private banking, investment fund administration and asset management, including a range of ethical funds distributed throughout Europe.

Management Board of Dexia Banque Internationale à Luxembourg

Marc Hoffmann, chairman
Philippe Jouard, private banking
François Moes, risks, secretary-general and human resources
Frank Wagener, retail banking, legal departments

To support its three strategic business lines and in light of the amount of its bond issues, the majority of which are rated AAA, Dexia is also a recognized player in international capital markets and treasury activities, thereby assuring the Group and its clients of the best possible access to funding.

Contribution of the business lines to the net income (2002)


55%
EUR 725 million
19%
EUR 242 million
11%
EUR 137 million
15%
EUR 197 million

Public/Project Finance and credit enhancement | Retail Financial Services | Investment Management Services | Capital Markets and Treasury Activities

Total number of shares outstanding
as of December 31, 2002:
1,181,685,852


39.66%
Institutional investors and other:
Of which identified institutional investors from:
Belgium: 5.44%
France: 8.26%
Other countries: 12.09%
42.18%
Shareholders with more than 5% of the capital:
Arcofin: 15.14%
Holding Communal: 14.88%
Caisse des dépôts et consignations: 6.97%
SMAP Group: 5.20%
12.96%
Identified individual shareholders
1.70%
Treasury shares
3.50%
Staff and management shares

WORLD LEADER IN PUBLIC/PROJECT FINANCE

Since it was created in 1996, Dexia has ranked first, through **Dexia Crédit Local**, in the local public finance market in Europe. The Group's acquisition in 2000 of **Financial Security Assurance** (FSA) in the United States, where this subsidiary is a major player in the municipal bond insurance market, made the Group the world leader in this sector. This business, which defines the Group's identity, makes the largest contribution to Dexia's results.

Executive Board of Dexia Crédit Local

***Jacques Guerber**, chairman*

***Philippe Valletoux**, vice-chairman*
Research, sponsorship and publications, institutional relations

***Bruno Deletré**, international development and structured finance*

***Daniel Caille**, commercial development in France and financial markets*

Attends the meetings of the Executive Board:
***Pierre Homi Rahmani**, deputy general manager, in charge of financial engineering*

CAPITAL MARKETS AND TREASURY ACTIVITIES

DEXIA, THE BANK FOR SUSTAINABLE DEVELOPMENT

In 2002, Dexia adopted a new institutional motto,
"Dexia, the bank for sustainable development".
Dexia is committed to combine the imperatives of environmental protection, social responsibility and economic growth, whether it is a question of encouraging the balanced development of territories, preserving living standards in the community and for its employees over the long term, or reconciling ethical investment and financial profitability in Investment Management Services.
This commitment is given concrete form in the publication of a sustainable development report in which the Group presents the initiatives it took in 2002.

A major player in the European financial sector

Dexia was created through the 1996 alliance of Europe's two largest local public finance companies: Crédit Local de France and Crédit Communal de Belgique. Together with Banque Internationale à Luxembourg (BIL), the two institutions joined forces in 1999 to become Dexia, in one of the first cross-border mergers in European banking. An early believer in the European Monetary Union, the Group is now one of the fifteen largest financial institutions listed on the stock market in the euro zone.

GROUP VALUES

The nature of these activities, their respective contribution to corporate results and the values the Group promotes define Dexia's distinguishing characteristics in the world of finance. Its client categories and the types of transactions it executes assure the Group of a low risk profile, illustrate its commitment to the long term, confirm its role as a socially responsible enterprise, and support its commitment to sustainable development. In addition, for its shareholders, Dexia has constantly targeted and attained a high and regular level of profitability and generated corresponding dividends.


DEXIA
100%
100%
99.85%
Dexia Crédit Local
Headquarters: Paris
Dexia Bank
Headquarters: Brussels
Dexia Banque Internationale à Luxembourg
Headquarters: Luxembourg
90%
10%
Financial Security Assurance
Headquarters: New York

In 2003, Dexia SA directly controls Dexia BIL's equity, after take-over of the shares held by Dexia Bank Belgium (65.7%) and other business units of the Group (5.8%). The remaining 0.15% are held by the general public.

Ratings (long term)[1]	Dexia Bank	Dexia Crédit Local	Dexia BIL	Financial Security Assurance	Dexia Municipal Agency
Moody's	Aa2	Aa2	Aa2	Aaa	Aaa
Standard & Poor's	AA	AA	AA	AAA	AAA
Fitch	AA+	AA+	AA+	AAA	AAA

financial profile



199
245
258
351
351
98
99
00
01
02

Balance sheet total
In billions of EUR



7.7
8.6
7.2
11.9
11.7
98
99
00
01
02

Total regulatory capital
In billions of EUR



13.0
12.8
9.8
11.5
10.7
98
99
00
01
02

Capital adequacy ratio
In %



106.0
128.5
134.4
156.4
157.8
98
99
00
01
02

Total outstanding loans[2]
In billions of EUR



605
761
1,001
1,434
1,299
98
99
00
01
02

Net income (Group share)
In millions of EUR



14.0
15.7
17.7
18.7
16.1
98
99
00
01
02

Return on equity (ROE)
In %



Tier 1 ratio
In %



9.6
9.0
9.3
9.3
9.3
98
99
00
01
02

Customer deposits and debt securities[2]
In billions of EUR



143.8
179.2
186.8
224.9
231.8
98
99
00
01
02

Workforce[1]

24,893 members of staff:

15,276	in Belgium[3]
2,294	in France
3,021	in Luxembourg
4,302	internationally



56.1
53.9
54.8
59.1
59.0
98
99
00
01
02

Cost/income ratio
In %



0.85
0.98
1.15
1.25
1.13
98
99
00
01
02

Earnings per share
In EUR

(1) As of December 31, 2002.
(2) Outstanding loans on the balance sheet.
(3) Dexia Bank Belgium's network of independent branches included.



François Narmon,
Chairman of the Board of Directors

message from the

The world economy did not experience a recovery in 2002, but rather the opposite. The promised upturn was postponed because of geopolitical, economic and financial uncertainty, which has carried over into the first quarter of 2003.

After a difficult year in 2001, marked by slower growth (1.5% versus 3.5% in 2000), the twelve members of the European Monetary Union reported disappointing economic performances in 2002, as a consequence of external global crises and of internal structural dysfunction. GDP in the euro zone rose only 1% in 2002. The economic slowdown affected the Pact for stability and growth.

The successive scandals that struck at the heart of world finance in 2002 destabilized economies, and the resulting lack of confidence in financial markets rapidly gained Europe. Politicians, economists, financial leaders, opinion makers and shareholders all argued that it was absolutely necessary to undertake a complete reform of corporate reporting and audit procedures, and they demanded standards that would be clear and understandable to the general public. In the aftermath of these dramatic events, European regulators launched new reforms to introduce more control and transparency, particularly for listed companies and audit firms.

We should, however, note that there was good news, too, in this very difficult environment. Almost a year after the introduction of coins and bills, the euro has become a part of daily life and a force in the European economy. Appreciating to more than the value of the US. dollar at the end of 2002, the euro undoubtedly enabled the European economy to avoid a more serious recession. At the same time, the conclusion of enlargement negotiations in Copenhagen on December 13, 2002, led Europe to a new decisive stage in its development. On May 1, 2004, Europe will count 25 member-states.

Dexia's Board of Directors kept abreast of these abrupt changes in the economic environment, as well as of the resulting erosion of financial and equity markets. Since Dexia was created, the Board of Directors has



chairmen


DEXIA

promoted best practices in corporate governance. It is organized to monitor the Group's activities and operating procedures on a regular basis and in a fully independent manner. It recently strengthened oversight, particularly at the level of internal audit, risk management and compliance. Its specialized committees report regularly to the Board, each focusing on a specific area of responsibility. In particular, in keeping with the Board's wishes, the role of the Audit Committee has been reinforced.

In 2002, our Group reported strong growth in its traditional line of business, financial services to the public sector, in Europe and the United States, reflecting its strategy to be the world leader in this sector. In addition, in Belgium it achieved the integration of Artesia Banking Corporation and Dexia Bank in a most satisfactory manner and on schedule. The merger of these two companies makes Dexia one of the leading financial groups in this country.

On the other hand, Dexia was not spared by the collapse of the stock market as of mid-2002. In particular, we had to deal with the difficulties encountered by our subsidiary in the Netherlands, which on its key product, Legio, was seriously affected by the negative consequences of the brutal drop in prices on the Amsterdam stock exchange. The Board of Directors, which met six times in 2002, supported the measures taken by the Management Board vis-à-vis the situation in the Netherlands both from a financial point of view and in terms of our clientèle.

Generally speaking, the Group's results demonstrated its capacity for resistance in the current unfavorable economic environment, affirming its sound financial base and its strong profitability. In 2003, our company will concentrate its efforts on continuing to boost profitability, confirming the low risk profile of its activities, and offering a range of innovative products and services increasingly adapted to client needs.

The Board of Directors will propose that the General Meeting approve the distribution of a dividend similar to the previous year's.



Pierre Richard,
Group Chief Executive Officer, Chairman of the Management Board

In an environment which proved to be very difficult for all sectors of the economy, Dexia reported robust results. Net income totaled EUR 1,299 million, down only 9.4% from 2001.

This performance makes Dexia one of the leading banking groups in the euro zone in terms of results. It confirms one of Dexia's major traits – its capacity to produce significant revenues and results on a regular and recurring basis over the long term. Thus, since Dexia was created in 1996, the company has reported average annual growth in net income per share of 9.2%.

In addition, our financial ratios remain excellent, demonstrating Dexia's sound financial structure. In 2002, return on equity was more than 16% and the Tier 1 capital adequacy ratio was higher than 9%, making Dexia one of the most profitable and best capitalized banks in the world. Our risk profile is very low and very far below the banking profession's average.

Another major strength is the success of cost control efforts throughout the Group. Down 9.1% (and down 4.3% in terms of underlying evolution), operating expense was less in 2002, on a constant basis, than in 2001. We substantially exceeded the goal we had set, i.e. a stable level of costs. In 2003, we will pursue these efforts, which will allow us, in particular through management activities, to move ahead more rapidly and efficiently in terms of results and profitability when the economic environment improves.


DEXIA

Another fundamental trait characterizes our Group in the world of banking. We work in three lines of business which, though complementary, do not depend on the same economic cycles. Although investment management and retail banking activities were directly affected by the consequences of the ongoing decline in interest rates and financial and equity markets, our main line of business, financial services to the public sector, demonstrated robust performance. Local government financing needs increase when economic indicators are down and interest rates low. Profitable in 2002, our activities in this field are expected to produce similar results in 2003. The Group reported significant growth in both new loans and outstanding commitments in 2002. We also boosted market share in both Belgium and France. This business contributed approximately half of the Group's earnings in 2002, and posted enviable profitability of 20%. Its organic growth reflects our teams' expertise in this sector, in all the countries in which we operate, as well as the active implementation of synergies among these teams, who transpose into the different countries, the best products and services created by the Group, particularly in Belgium and France.

Our US bases reported a record volume of new business in 2002, at both our


DEXIA

subsidiary FSA and our New York branches. These entities combined their forces in a considerably greater number of joint operations.

2002 was also the year in which Artesia Banking Corporation and Dexia Bank were merged in Belgium. This major operation, which mobilized the energy of all the employees concerned, was carried out as scheduled after discussions with employee representatives. Many projects have already taken form – in particular, the new organization of the commercial network and the creation of a single IT platform, which is now under way. Cost synergies were achieved more rapidly than expected, with those involving revenues advancing more progressively as a result of the sluggish economic environment. 2003 will be the first year full integration will serve as an impetus. I am proud of the work accomplished and confident in the ability of our subsidiary in Belgium to further strengthen its position as a major player in the banking sector in this country.

With regard to investment management services, our teams demonstrated strong resistance to the difficult economic environment. They proposed new products, particularly ethical and socially responsible funds, which make Dexia a leader in this field in Europe.

Although asset management and retail banking were affected by the situation in the stock markets, we maintained the confidence of our clients and a high level of profitability in these activities. In investment fund administration, we further strengthened our position as a European leader, allowing us to increase revenues.

In the Netherlands, after having taken the necessary legal and financial measures in 2002 to deal with the difficulties encountered in our equity leasing activity, we made balanced proposals to clients who may have suffered losses as a result of the decline in the Amsterdam stock market, in particular to reschedule their loan contracts. The full results of these proposals will be known at the end of the first half-year and the market will be duly informed.

Therefore, in 2002, all our teams worked with tremendous dynamism and generated new activity in all business lines. I would like to congratulate them on behalf of the Group.

At the beginning of 2003, the world environment appears to be increasingly uncertain in light of current geopolitical risks. The stock markets continue to slide, following the trend observed in 2002, as seasoned traders become unsure and volatility rises. Backed by a mobilized and committed workforce of 25,000, Dexia continues to target growth, client satisfaction, strict risk control and increased profitability.

Generating very satisfactory results, Dexia will propose that the General Meeting in May 2003 approve the distribution of a dividend maintained at its 2001 level, i.e. EUR 0.48 per share, representing a total amount of EUR 557 million, a figure which shows the importance the company gives to the interests of its shareholders.







undertake

Applying the best practices of corporate governance, Dexia undertakes to provide regular, full and transparent information to all its shareholders.







CORPORATE GOVERNANCE

Since 1996, Dexia is committed to implementing the best practices
of corporate governance by modifying its organization and its rules
and policies to take into account the numerous ongoing developments
in this area. Dexia intends to be at the cutting edge of international
corporate governance, thereby guaranteeing investors top-quality
supervision of its activities and complete transparency in reporting.
Specifically, in 2003, Dexia plans to adapt its policies to the new Belgian
"Corporate Governance" Act dated August 2, 2002, certain provisions
of which already apply in 2003
(notably relating to "management board").
The criteria of independence for Dexia's directors
have also been amended to take account of latest developments
in this area both in Belgium and France.



board of directors

As of January 1, 2003, the Board of Directors was composed of twenty members, of whom twelve, more than a half, are independent. The Board of Directors reflects the European presence of the Group with six nationalities represented. There is also the same number of French and Belgian directors, consistent with Dexia's Franco-Belgian statutory identity, both nationalities accounting for at least one third of the Board.

Composition(1)(2) of the Board of Directors

	Beginning and end of mandate	Primary function	Other functions	Biography
François Narmon 68 years old Belgian Member of the Strategy Committee, the Compensation Committee and the Appointments Committee Holds 7,000 Dexia shares	2002-2006	Chairman of the Board of Directors, Dexia	Chairman of the Board of Directors: - Dexia BIL - DVV Insurance Chairman: - Belgian Olympic and Interfederal Committee Vice-chairman: - Société Monégasque de Banque Privée Member: - International Olympic Committee	Ingénieur commercial (degree similar to MBA). Joined Crédit Communal de Belgique in 1957. Chairman of the Management Board of Crédit Communal de Belgique (then of Dexia) from 1979 to 1999. Co-chairman of the Dexia Group from 1996 to 1999. Chairman of the Board of Directors of Dexia since 1999.
Pierre Richard 61 years old French Member of the Strategy Committee and the Appointments Committee Holds 29,000 Dexia shares	2002-2006	Group Chief Executive Officer and Chairman of the Management Board, Dexia	Director: - Crédit du Nord - Le Monde - Air France - European Investment Bank - Generali France Holding - Financial Security Assurance (USA)	Graduate of Ecole Polytechnique and Ecole nationale des Ponts et Chaussées. General Director for Local Governments, French Ministry of the Interior, from 1978 to 1982. Deputy Managing Director of the Caisse des dépôts et consignations in 1983. Chairman of Crédit Local de France from 1987 to 1996. Co-chairman of the Dexia Group from 1996 to 1999. Since 1999, Chairman of the Management Board and Chief Executive Officer of Dexia.
Eric André 48 years old Belgian Holds 1,000 Dexia shares	2002-2006	Municipal councilor, Uccle	President: - Record SCRL - DB Associates SA - Association de la Ville et des Communes de la région de Bruxelles-Capitale Vice-president: - Association des Villes et des Communes de Belgique Director: - Intercommunale Bruxelloise d'Assainissement des Eaux	Master in Business Administration (Cornell University, USA). Before becoming active in the Brussels-Capital Region politics, he was among others expert at Bureau Fédéral du Plan. Lecturer at Ecole des Hautes Etudes Commerciales in Liège.
Gilles Benoist 56 years old French Member of the Audit Committee Independent Director Holds 300 Dexia shares	1999-2006	Chairman of the Executive Board, CNP Assurances	Member of the Executive Board: - Groupe Caisse des dépôts Member of the Supervisory Board: - CDC IXIS	Law degree. Graduate of Institut d'Etudes Politiques and Ecole Nationale d'Administration. - Secretary-General of Crédit Local de France as of 1987. Member of the Executive Board of Caisse des dépôts et consignations from 1993 to 1998.

(1) As of January 1, 2003.
(2) Article 2 of the law of August 6, 1931 (Belgian Official Gazette August 14, 1931) forbids ministers, former ministers and State ministers, as well as members and former members of Legislative Assemblies to mention their status as such in acts and publications of profit-making companies.

	Beginning and end of mandate	Primary function	Other functions	Biography
Philippe Bourguignon 54 years old French Member of the Compensation Committee Independent director Holds 2,350 Dexia shares	1999-2006	Company Director	Director: - eBay - Maison de la France Member: - Mouvement des Entreprises de France Former Chief Executive Officer: - Euro Disney Former Chairman of the Executive Board: - Club Méditerranée	Trained as an economist. Former Chief Executive Officer of Euro Disney and Executive Vice President of The Walt Disney Company (Europe). Also former Chairman of the Executive Board of Club Méditerranée.
Rik Branson 58 years old Belgian Member of the Strategy Committee and the Appointments Committee Holds no Dexia shares	2002-2006	Chairman of the Executive Committee, Arcofin	Chairman of the Executive Committee: - Arcopar - Arcoplus - Auxipar Censor: -National Bank of Belgium	Graduate degree in economics. Several functions at the Regional Investment Company of Flanders from 1980 to 1989. Joined the Arco Group in 1989, Chairman of the Executive Committee as of 1992.
Thierry Breton 47 years old French Independent director Holds 1,230 Dexia shares	2000-2007	Chairman and Chief Executive Officer, France Télécom	Chairman of the Board of Directors: - Thomson SA - Orange Director: - Schneider Electric - Thomson Multimedia Member of the Supervisory Board: - AXA	Engineer. Chief Executive Officer of the CGI Group from 1990 to 1993. Executive Chairman and Vice-chairman of the Board of Directors of the Bull Group from 1993 to 1997. President of the technology university of Troyes. Prior to France Télécom, Chairman and Chief Executive Officer of Thomson SA and Thomson Multimedia.
Guy Burton 54 years old Belgian Independent Director Holds 2,000 Dexia shares	2001-2003	Chief Executive Officer, Société Mutuelle des Administrations Publiques	Chairman of the Board of Directors: - Union des associations d'assurance mutuelle - Belfinance	Law degree. Joined Société Mutuelle des Administrations Publiques in 1974; Secretary-General in 1991; Chief Executive Officer in 1995.
Karel De Gucht 48 years old Belgian Member of the Strategy Committee and the Appointments Committee Holds 4,500 Dexia shares	2002-2006	Lecturer in European law at *Vrije Universiteit Brussel* Municipal councilor, Berlare	Director: - Gemeentelijk Havenbedrijf Antwerpen - Merit Capital Group	Law degree. Lawyer from 1976 to 2000. Active in Belgian national politics.
Didier Donfut 46 years old Belgian Holds 500 Dexia shares	1999-2006	Burgomaster, Frameries	President: - Communauté urbaine de Mons Vice-chairman of the Board of Directors: - Société Publique d'Electricité	Ingénieur commercial (degree similar to MBA). Active in Belgian national politics and in the Belgian energy sector. Burgomaster of Frameries since 1992.
Paul-Louis Halley 68 years old French Independent Director Holds 2,000 Dexia shares	2002-2003	Director, Chairman of the Strategy Committee, Carrefour	Chairman of the Board of Directors: - Eurocommerce Director: - BNP Paribas Member of the Advisory Board: - Banque de France	Graduate of City of London College. Founder of Promodès. Chairman and Chief Executive Officer of Promodès from 1972 to 1999.
Denis Kessler 50 years old French Member of the Strategy Committee and the Appointments Committee Independent Director Holds 1,000 Dexia shares	1999-2006	Chairman and Chief Executive Officer, SCOR Group	President: - SCOR Life US Reinsurance (USA) - SCOR Reinsurance Company Corporate (USA) Director: - BNP Paribas - Bolloré Investissement SA - Cogedim - AMVESCAP Plc Member of the Supervisory Board: - Cetelem	Ecole des Hautes Etudes Commerciales. Degrees in political science, economics and philosophy. Member of Conseil économique et social, Conseil National des Assurances and Commission économique de la Nation.
André Levy-Lang 65 years old French Member of the Strategy Committee and the Appointments Committee Independent Director Holds 38,000 Dexia shares	2000-2006	Associate Professor, Université Paris-Dauphine	Director: - Schlumberger - AGF - Institut Europlace de Finance - Fondation pour la recherche médicale	Graduate of Ecole Polytechnique. Ph.D. in Business Administration from Stanford University. Former Chairman of the Supervisory Board of Paribas, Professor at Université Paris-Dauphine and company director.

	Beginning and end of mandate	Primary function	Other functions	Biography
Roberto Mazzotta 62 years old Italian Independent Director Holds no Dexia shares	2002-2006	Chairman of the Board of Directors, Banca Popolare di Milano	Vice-chairman of the Board of Directors: - Associazione Bancaria Italiana Director: - Associazione Nazionale Banche Popolari	Trained as an economist. Former professor at the University of Genoa. Active in Italian politics for twenty years. Entered banking in 1987.
Theo Rombouts 61 years old Belgian Holds no Dexia shares	2002-2006	Chairman of the Board of Directors, Arco Group	President: - Conseil Fédéral pour le Développement Durable	LL.D. and graduate degree in economics. Prior to Chairman of ACW, Chief Executive Officer of the Antwerp Regional Development Company. Trustee of the *Fondation Roi Baudouin*.
Gaston Schwertzer 70 years old Luxembourg Member of the Compensation Committee Independent Director Holds 55,660 Dexia shares	1999-2006	Doctor of law, company director	Chairman of the Board of Directors: - Luxempart - Sichel - Presta-Gaz Director delegate: - Audiolux Director: - SES Global - Société électrique de l'Our - Foyer Finance	Career in the gas industry. Director of Dexia BIL since 1984. Honorary Consul of the Republic of Nicaragua.
Anne-Claire Taittinger 53 years old French Independent Director Holds 1,000 Dexia shares	2001-2007	Chairwoman of the Supervisory Board, Groupe Taittinger Chief Executive Officer, Société du Louvre - Groupe du Louvre	Chairwoman of the Board of Directors: - Baccarat Chairwoman: - Société Immobilière de la Tour La Fayette Director: - Damon Delente - Baccarat Real Estate - Baccarat Pacific Limited Permanent representative of Groupe Taittinger to Taittinger CCVC	Graduate of Institut d'Etudes Politiques de Paris. Prior to becoming Chairwoman of the Supervisory Board of Groupe Taittinger, she was successively Secretary-General, Deputy Chief Executive Officer, Chief Executive Officer, then Chairwoman of the Supervisory Board of Société du Louvre of which she is now Chief Executive Officer as a result of the separation of the functions of chairwoman and Chief Executive Officer.
Marc Tinant 48 years old Belgian Member of the Audit Committee Holds 100 Dexia shares	2002-2006	Member of the Management Board, Arcofin	Director: - Arcoplus - Auxipar - Arcopar Chief Executive Officer and Vice-chairman of the Board of Directors: - EPC	Graduate and Master's degree in economics. Before joining the Arco Group in 1991, he was General Advisor to the Management Board of the Walloon Regional Investment Company.
Sir Brian Unwin 67 years old British Independent Director Holds no Dexia shares	2000-2006	Honorary Chairman, European Investment Bank	Chairman of the Board of Directors: - European Center for Nature Conservation Director: - English National Opera Company Companion: - British Institute of Management Member of the Executive Council: - Britain in Europe	Studied at Oxford and Yale. Former diplomat, also worked for the Chancellor of the Exchequer and on the Prime Minister's staff in the United Kingdom. Chairman of the European Investment Bank in 1993; Honorary Chairman in 2000.
Pieter-Paul Van Besouw 56 years old Dutch Member of the Audit Committee Independent Director Holds 10,760 Dexia shares	1999-2006	Chairman, Bank Nederlandse Gemeenten	Director: - Nederlandse Vereniging van Banken Commissioner: - NV Trustinstelling Hoevelaken Secretary-General: - Centre international pour le crédit communal	Economist and IT specialist. After NCR Nederland and Elsevier, joined Bank Nederlandse Gemeenten in 1985. Chairman of the Management Board of Bank Nederlandse Gemeenten in 1992.
Observer: Frank Beke 55 years old Belgian Holds 1,400 Dexia shares	2002-2006	Burgomaster, Ghent		Graduate degree in philology and communication sciences. Prior to being elected Burgomaster of Ghent in 1995, municipal councilor and alderman.

Changes in the composition of the Board of Directors during the 2002 financial year are given in detail in the 2002 Accounts and Reports document, page 17.

Independent directors

There are twelve independent directors represented on the Board of Directors, as set out below, accounting for more than one half of the Board:

- Ms Anne-Claire Taittinger
- Mr Gilles Benoist
- Mr Thierry Breton
- Mr Philippe Bourguignon
- Mr Guy Burton
- Mr Paul-Louis Halley
- Mr Denis Kessler
- Mr André Levy-Lang
- Mr Roberto Mazzotta
- Mr Gaston Schwertzer
- Sir Brian Unwin
- Mr Pieter Paul Van Besouw

The criterion of independence is based on recent developments in terms of corporate governance, notably the definition given in the so-called "Bouton" white paper submitted in 2002 in France, and by the Belgian "Corporate Governance" Act dated August 2, 2002.

Non-executive members of the Board of Directors

Non-executive members of the Board of Directors exercise no management functions in the company or any of its subsidiaries. Except for Pierre Richard, who is both Chief Executive Officer and Chairman of the Management Board, the other members of the Board of Directors are all non-executive members.

Separation of the functions of Chairman of the Board of Directors and Chief Executive Officer (CEO)

Dexia SA's Extraordinary General Meeting held on May 7, 2002 adopted a resolution amending the company's articles of association which reinforces the rule requiring that the functions of Chairman of the Board of Directors and Chief Executive Officer (CEO) cannot be exercised by the same person. They must necessarily be entrusted to different individuals of different nationalities, even when the Chairman of the Board of Directors is unable to preside and is replaced by another member of the Board.

Reduction in the terms of members of the Board

The Extraordinary General Meeting held on May 7, 2002 adopted a resolution reducing the terms of the members of the Board to a maximum of four years, and consequently to modify the company's article of association which hitherto provided for a maximum of six years. In this way, Dexia brought its practice into line with recent recommendations in this regard.

Attributions of the board of directors



The Board of Directors determines the strategic objectives and the general policy of both the holding company and the Group. It oversees and sets guidelines for management. The Board of Directors appoints the members of the Management Board, approves the measures required to achieve the strategic targets it defines, monitors implementation of the company's management and control programs, and reports to shareholders.

Operation of the board of directors

Statutory rules

The company's articles of association lay down the following rules which govern the operation of the Board of Directors.

- Any debate requires the presence or representation of at least half of the members of the Board.

- Decisions require the majority of the votes of all the members present or represented; in the event of a tie, the vote of the Chairman or the member who replaces him determines the vote.

- Decisions concerning fundamental problems require the presence or representation of at least two-thirds of the members of the Board, and a majority of two-thirds of all the members present or represented is needed to obtain approval:

  - any decision to employ authorized capital or to submit to the General Meeting a resolution to approve the issue of shares, bonds convertible or redeemable in shares, warrants or other financial instruments eventually conferring the right to shares, when the amount of the capital increases which would result from the issue of these shares or the conversion or redemption of these bonds or the exercise of these warrants or other financial instruments exceeds ten per cent of the amount of capital existing prior to these decisions;

  - any decision relating to the acquisition or sale of assets representing more than ten per cent of the company's equity;

  - any decision to submit to the General Meeting a resolution to modify the company's articles of association;

  - any decision relating to the appointment and dismissal of the Chairman of the Board of Directors and of Chief Executive Officer.



Board of Directors internal code of rules

Since its creation in 1999, the Board of Directors has operated according to a code of internal rules (hereinafter the "Code"). Amended on several occasions, the Code sets rules and recommendations designed to guarantee the full exercise of power by the Board of Directors and to optimize the contribution of each member of the Board. It defines the rights and obligations of the members of the Board in the exercise of their mandate, operating and evaluation guidelines, relations with the Management Board and the organization and operation of the Board's specialist committees (see pages 18 to 21).

Directors' rights specified in the Code include the right of all directors to receive all the information required to satisfactorily carry out their duties, in particular information concerning strategy. On the subject of directors' duties, the Code imposes a series of rules designed to ensure directors' independence. They must act in the company's interests, deemed to be the interests of the shareholders as a whole, and those of the company's and the Group's customers and employees. Directors must generally ensure that they serve the Board completely independently of the interests of all parties external to the company. Directors also undertake to participate actively in the work of the Board and its specialist committees to which they belong, for which the first condition is regular attendance at meetings. They are requested to attend at least three quarters of meetings.

In a further measure aimed at guaranteeing directors' independence, and in accordance with regulations concerning insider trading, the Code also imposes a series of strict rules designed (i) to ensure complete transparency of trading of Dexia shares, by requiring directors to make regular formal declarations to the Chief Compliance Officer and (ii) to prohibit certain types of transactions or all transactions during specified periods, unless approved by the Chief Compliance Officer.

Furthermore, the Code establishes rules concerning membership, operation and responsibilities of the specialist committees composed of members of the Board of Directors and acting under its authority. These rules are specified on pages 18 to 21 for each specialist committee.

Activity and functioning of the Board of Directors in 2002

The Board met six times in 2002. The directors' attendance rate at Board meetings was 80.3%.

Besides the statutory appointments, the main issues examined by the Board of Directors were as follows:

- discussion and approval of the 2001 company and consolidated financial statements and a review of the Group's business results for the 2001 financial year;
- discussion and approval of the company and consolidated interim financial statements as of March 31, June 30, and September 30, 2002 and a review of the Group's business results for the same periods;
- discussion and approval of the Dexia Group's budget for 2002;
- discussion and approval of the internal audit program for 2002;
- discussion and approval of the Dexia Group's audit charter;
- periodic reports of the Audit Committee;
- monitoring of the Artesia BC acquisition including the merger and integration of Dexia Bank and Artesia BC, and monitoring of these two entities;
- monitoring of Dexia Bank Nederland;
- employee shareholding plan (for Company and Group employees) and Stock Option Plan for 2002;
- statement on the Strategy, Compensation and Appointments Committees;
- strategy and treatment of operations on Dexia shares;
- the legal structure of the Group.
- review of the Board's internal Code of Rules;

Each quarter, the Group's Chief Executive Officer provides a report to the members of the Board of Directors in advance of the relevant Board meeting on the activities of the different entities and their subsidiaries. This report gives a detailed picture of Dexia's position in each of its three key business line.

If a major event related to the Dexia Group occurs between two meetings of the Board of Directors, the Group's Chief Executive Officer addresses a letter of information to the directors.

Assessment

The Board's internal rules specify that the Board should perform a self-assessment of its operations at regular intervals not exceeding two years.

In 2001, the Board of Directors carried out an internal assessment by means of a questionnaire which was sent to each member. This showed that, overall, the directors were generally satisfied with the quantity and quality of the information that they received. There was a request for the role of the Audit Committee to be reinforced so as to allow it to deal with cross-division topics in addition to auditing the accounts. Responses also showed the desire to set up a committee to prepare the replacement of certain Board members in 2002. In 2002, appropriate action was taken in response to these requests.

The Board will perform a new self-assessment during 2003.

Compensation of the members of the Board of Directors

In 2002, Dexia SA's General Meeting resolved to grant maximum annual directors' remuneration of EUR 700,000. This Meeting also authorized the Board to determine the practical procedures and individual allocation of this remuneration.

Following the decision of the General Meeting, the Board of Directors resolved to launch discussions, led by André Levy-Lang, on current practices in European groups in terms of directors' compensation and to inform the Board of the conclusions thereof. At its meeting held on May 23, 2002, the Board of Directors resolved to grant each director fixed remuneration, being an annual fee of EUR 20,000 (EUR 5,000 per quarter), and variable remuneration, being an attendance fee of EUR 2,000 per Board meeting or specialist committee meeting.

Directors who have been in office for less than one full year shall earn a proportion of this fixed fee equivalent to the number of quarters during which they have effectively been in office.

The Chairman of the Board of Directors does not receive any fees for his position as director. However, at its meeting dated March 13, 2000, the Compensation Committee determined a fixed annual fee for the Chairman. This decision, which was approved by the Board of Directors on March 14, 2000, was taken in view of the pre-eminent role played by the current Chairman of the Board of Directors in promoting and representing the Group.

The Chief Executive Officer does not receive any fees for his position as director. However, he is remunerated for his functions as Chief Executive Officer and Chairman of the Management Board (see page 25).

Compensation of the members of the Board of Directors of Dexia

for the performance of their duties in 2002

	Board of Directors (fix. rem.)	Board of Directors (var. rem.)	Strategy Committee	Audit Committee	Compensation Committee	Appointments Committee	Total
François Narmon	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Pierre Richard	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Eric André	15,000.00	8,000.00	0.00	0.00	0.00	0.00	23,000.00
Gilles Benoist	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Philippe Bourguignon	20,000.00	6,000.00	0.00	0.00	4,000.00	0.00	30,000.00
Rik Branson	20,000.00	12,000.00	4,000.00	0.00	0.00	4,000.00	40,000.00
Thierry Breton	20,000.00	4,000.00	0.00	0.00	0.00	0.00	24,000.00
Guy Burton	20,000.00	10,000.00	0.00	0.00	0.00	0.00	30,000.00
François-Xavier de Donnea	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Karel De Gucht	20,000.00	10,000.00	4,000.00	0.00	0.00	4,000.00	38,000.00
Didier Donfut	20,000.00	12,000.00	0.00	0.00	0.00	0.00	32,000.00
Denis Kessler	20,000.00	10,000.00	2,000.00	0.00	0.00	4,000.00	36,000.00
Daniel Lebègue	10,000.00	0.00	0.00	0.00	0.00	0.00	10,000.00
André Levy-Lang	20,000.00	12,000.00	2,000.00	0.00	0.00	4,000.00	38,000.00
Roberto Mazzotta	20,000.00	8,000.00	0.00	0.00	0.00	0.00	28,000.00
Theo Rombouts	20,000.00	12,000.00	0.00	0.00	0.00	0.00	32,000.00
Gaston Schwertzer	20,000.00	10,000.00	0.00	0.00	4,000.00	0.00	34,000.00
Anne-Claire Taittinger	20,000.00	12,000.00	0.00	0.00	0.00	0.00	32,000.00
Marc Tinant	20,000.00	10,000.00	0.00	4,000.00	0.00	0.00	34,000.00
Sir Brian Unwin	20,000.00	10,000.00	0.00	0.00	0.00	0.00	30,000.00
Pieter Paul Van Besouw	20,000.00	12,000.00	0.00	4,000.00	0.00	0.00	36,000.00
Frank Beke (observer)	20,000.00	10,000.00	0.00	0.00	0.00	0.00	30,000.00

Specialist committees
created by the board of directors

The Board of Directors has established four specialist committees composed of its own members (Strategy Committee, Audit Committee, Compensation Committee and Appointments Committee). These committees have an advisory role enabling the Board of Directors to take full advantage of individual members' expertise by allocating specific functions to each member.



Strategy Committee

Composition

The Strategy Committee is composed of six directors, including the Chairman and the Chief Executive Officer, as well as two independent directors. The attendance rate of the directors concerned was 77%.
Committee members:

- ▷ François Narmon, Chairman of the Board of Directors,
- ▷ Pierre Richard, Chief Executive Officer,
- ▷ André Levy-Lang (independent director),
- ▷ Denis Kessler (independent director),
- ▷ Karel De Gucht,
- ▷ Rik Branson.

Attributions

The Strategy Committee meets at least once a year to assess the strategic position of the Dexia Group in view of developments in its markets and trading environment and its medium-term growth strategies. The Chief Executive Officer also has the power to convene a meeting of the Strategy Committee at any time to enable the members to study sensitive matters before they are put to the Board of Directors. Any single member may also suggest to the CEO that he convenes a meeting of the Strategy Committee.

Operation and activities during 2002

In 2002, the Strategy Committee met twice, on June 20, and October 7. Topics discussed at these meetings included the following:

- ▷ Dexia Group's financial plan;
- ▷ growth in retail financial services;
- ▷ the situation at Dexia Bank Nederland.

Audit Committee

Composition

The Audit Committee is composed of three directors, of whom two are independent, as follows:

- ▷ Gilles Benoist (independent director),
- ▷ Pieter Paul Van Besouw (independent director),
- ▷ Marc Tinant.

The attendance rate of the directors concerned was 78% in 2002.

Attributions

The role of the Audit Committee is to ensure (i) the accuracy and reliability of Dexia's company and consolidated financial statements, including the quality of procedures adopted in their preparation, and (ii) that risks of any kind that Dexia undertakes in its operations, including on and off-balance sheet items, are properly monitored applying reliable procedures.

The Audit Committee has free access to the statutory auditors, the Group auditor and the Chief Compliance Officer.

In the context of its responsibilities, the Audit Committee:

- ▷ analyzes financial information and accounting procedures, and, in particular:
  - ∘ reviews the conclusions, comments and recommendations of the statutory auditors; it may suggest further work if deemed appropriate;
  - ∘ reviews the half-year and annual financial statements prior to approval by the Board of Directors and publication;
  - ∘ gives an opinion on the appointment of statutory auditors;
- ▷ ensures that proper control and risk management procedures are in place and applied in respect of:
  - ∘ credit risks;
  - ∘ market risks;
  - ∘ operational risks.

For this purpose, the Audit Committee:

- ▷ may request to be notified of conclusions of internal audit assignments;
- ▷ may also recommend additional audit assignments;
- ▷ ensures that resources available to internal audit and compliance are sufficient;
- ▷ ensures that rules issued by market authorities are properly acted upon;
- ▷ is consulted regarding rules in force affecting ethics within the Group.

The Audit Committee meets at least three times a year. Two of these meetings take place prior to Board of Directors' meetings convened to approve the annual and half-year financial statements. It may be convened by one of its members, or by the Chairman of the Board of Directors. It reports the results of its work and comments to the Board of Directors.

Operation and activities during 2002

In 2002, the Audit Committee met on January 25, March 7, and September 6, to review the following issues:

- ▷ Group financial statements and results as of December 31, 2001, and June 30, 2002;
- ▷ 2002 report on internal control within the Group;
- ▷ 2002 report on internal audit activities in Group entities;
- ▷ 2002 report on risk assessment and management;
- ▷ new Group Audit Charter;
- ▷ new Group Ethics Code;
- ▷ 2002 audit plan;
- ▷ half-year status of internal audit recommendations;
- ▷ results of audit work on procedures to prevent money laundering;
- ▷ results of audit work on the share leasing business in the Netherlands.





Compensation Committee

Composition

The Compensation Committee is composed of three non-executive Group directors (of whom two are independent):

- François Narmon,
- Philippe Bourguignon (independent director),
- Gaston Schwertzer (independent director).

The attendance rate of directors at meetings of the Compensation Committee was 100%.

Attributions

Responsibilities include:

- determination of compensation criteria for the Chairman of the Board of Directors, the Chief Executive Officer and, following the latter's recommendation, that of the members of the Management Board;

- decision as to how stock options are to be granted in application of the general principles defined by the Board of Directors.

The Committee also debates all compensation policies and incentives paid to members of the management boards of the Group's main subsidiaries and employee shareholding plans.

The Committee sets policies for the level of remuneration paid to individual members of the Board of Directors and their breakdown.

It reviews the general principles and amounts of all benefits in kind granted to executive managers and directors of the Group. It sets general principles in that framework as well as quanta (contigency, retirement...).

It reviews the compensation policy of Group executives ensuring compliance with the general principles laid down by the Management bodies.

Operation and activities during 2002

The Committee meets at least once a year, at the latest on the date of the Board of Directors meeting convened to approve the annual financial statements. It may also be convened more frequently on request from the Chairman of the Board of Directors or from two of its members.

It reports to the next meeting of the Board of Directors concerning the results of its work and its meetings. On request, it provides copies of the minutes of its meetings to the Board of Directors.

In 2002, the Compensation Committee held two meetings, on March 11, and November 18. The following subjects were discussed:

- analysis comparing current procedures in European groups in terms of variable remuneration and bonuses;
- annual survey on remuneration levels of members of the Management Board (European benchmark, excluding UK);
- pension procedures for executives (comparative analysis and establishing of the general principles including those for the Chairman of the Management Board);
- establishing general terms and conditions for the worldwide employee shareholding plan and the 2002 Stock Option Plan;
- establishing technical and financial terms and conditions for converting ABC options into Dexia options (following integration of Artesia BC Group into Dexia Group);
- establishing terms for the departure of the Vice-chairman of the Management Board.









Appointments committee

Composition

The Appointments Committee was formed in 2002 following the self-assessment exercise of the Board in 2001. It is composed of six directors including the Chairman of the Board of Directors, the CEO and two independent directors. Furthermore, it is chaired by an independent director. The attendance rate of the directors concerned was 100%.
Members of this committee were as follows:

- André Levy-Lang (Chairman of the Committee, independent director),
- François Narmon (Chairman of the Board of Directors),
- Pierre Richard (CEO),
- Denis Kessler (independent director),
- Karel De Gucht,
- Rik Branson.



Attributions

The Appointments Committee prepares decisions of the Board of Directors relating to:

- appointments and renewals of terms of office proposed by the Board to the Ordinary General Meeting, and co-option of directors proposed to the Board of Directors;
- appointment of members of specialist committees of the Board of Directors;
- appointment or renewal of the term of office of the CEO;
- appointment or renewal of the term of office of the Chairman of the Board of Directors;
- recommendations of the CEO concerning the composition of the Management Board;
- changes to the internal Code of the Board.

For these purposes, the Committee is responsible for monitoring procedures adopted by major listed companies in terms of membership and operation of boards of directors. The Committee nominates one of its members to ensure proper completion of the Board's self assessment.

The Committee may receive suggestions for potential directors of Dexia. All potential appointments must be reviewed by the Committee before an approach is made to the person in question and before his/her name is submitted to the Board of Directors.

The Committee submits its recommendations to the Board, which alone is responsible for the decision.

Operation and activities during 2002

The Appointments Committee meets at least once a year prior to the Board of Directors meeting convened to prepare the relevant draft resolutions to be submitted to the General Meeting, and during the year, on a justified request from one of its members.

The Appointments Committee met twice in 2002 on March 5 and June 20. Topics discussed included the following:

- reduction in directors' term of office from 6 to 4 years;

- proposed appointment of new directors (Eric André and Paul-Louis Halley).

management board

Composition of the management board

The Management Board is composed of a maximum of eight members who are appointed and removed from office by the Board of Directors acting on the recommendation of the CEO. There is an age limit of 65. As of January 1, 2003, the Management Board is composed of:

CHAIRMAN	
Pierre Richard	Chief Executive Officer (CEO) Chairman of the Supervisory Board of Dexia Crédit Local Vice-Chairman of the Board of Directors of Dexia Bank Belgium Vice-Chairman of the Board of Directors of Dexia Banque Internationale à Luxembourg. Director of Financial Security Assurance (FSA)
MEMBERS	
Jacques Guerber	Head of Public/Project Finance and Credit Enhancement Chairman of the Management Board of Dexia Crédit Local Director of Financial Security Assurance (FSA)
Axel Miller	Head of Retail Financial Services Chairman of the Management Board of Dexia Bank Belgium
Marc Hoffmann	Head of Investment Management Services Chairman of the Management Board of Dexia Banque Internationale à Luxembourg
Dirk Bruneel	Head of Capital Markets and Treasury Activities Director of Financial Security Assurance (FSA)
Rembert von Lowis	Chief Financial Officer Vice-chairman of the Supervisory Board of Dexia Crédit Local Director of Financial Security Assurance (FSA)



From left to right: Rembert von Lowis, Dirk Bruneel, Axel Miller, Pierre Richard, Marc Hoffmann, Jacques Guerber.

Attributions of the management board

In accordance with the strategic objectives and general policy guidelines defined by the Board of Directors, the Management Board runs the holding company and the Group and oversees the different business lines.

To this end, each member of the Management Board is invested with operating responsibilities at the level of the company or Group entities (by business, activity or function). The Management Board is chaired by the Chief Executive Officer, whom the Board of Directors entrusts with the daily management of the company and implementation of decisions taken by the Board of Directors.

The central functions – e.g. audit, secretary general, ethics, accounting and consolidation, human resources, risk management, communications, legal and tax departments and strategic planning (see pages 26-27) – support the Management Board and its Chairman in their role of integration and management of the Group.

Operation of the management board

Since its creation in 1999, the Management Board has operated according to a Code of internal rules. Amended on several occasions, these rules and recommendations define its role and mode of operation. The collegial decision-making process, the Board's powers and certain regulations governing the status of members are also subject to specific provisions in the protocol on the prudential structure of the Dexia Group signed with the Belgian Banking and Finance Commission.
In addition to rules governing the composition of the Management Board, the Code of internal rules also includes the following rules.

Powers of the Management Board

The Code firstly lays down the powers of the Management Board in conjunction with its dealings with the Board of Directors. The Management Board may make a prior recommendation regarding any proposals debated by the Board of Directors or the Strategy Committee in terms of strategy or general policy of the Group. It may make recommendations to the Board of Directors via the CEO. If the CEO takes part in discussions by the Board of Directors or its specialist committees, for which the Management Board has an acknowledged right of opinion or initiative, the CEO presents and defends the points of view previously debated by the Management Board with the Board of Directors.
With respect to the role of each member of the Management Board, the Code specifies that they have personal operational responsibilities by business line or function. In accordance with the strategy defined by the Management Board, each member is responsible for setting policies for the business line or function that he/she manages or coordinates, which is carried out together with the manager in each subsidiary of the corresponding business line or function. As part of their operational responsibilities, members of the Management Board ensure that decisions taken by the Management Board are implemented by companies of the Group.

Decision-making

The Management Board operates in a collegial manner and its decisions result from a consensus of its members. It assumes joint responsibility for such decisions. If applicable, the Chairman of the Management Board may, on his own initiative or on request from two other members, submit the issue under debate to a vote. Resolutions are adopted by a majority vote of all members present or represented. In the event of a split vote, the Chairman's vote takes precedence.

Meetings

Management Board meetings are convened by its Chairman, in principle once a week on Wednesday, or otherwise on a date fixed at the preceding meeting. If necessary, meetings can be convened at any time by the Chairman or if two or more members so desire. Each member may be represented by another member of the Board, but one member may not represent more than one person. The secretary at each meeting is the General Secretary of the Group or any other person nominated by the Chairman.
A statement of resolutions is prepared and signed by the Chairman.
The Code also specifies the basic principles for compensation of the members of the Management Board.

2003 changes

Certain amendments to the articles of association, intended to ensure compliance with the Belgian Corporate Governance Act dated August 2, 2002, will be put to shareholders at the Ordinary General Meeting on May 14, 2003. This Act creates a new corporate body for *sociétés anonymes* (Belgian limited liability companies) known as "comité de direction" (management committee). As a consequence of this new legislation, the Management Board of Dexia is required to convert into a management committee. In terms of organization, membership, operation and powers, however, the law will not lead to major changes to be made. The main change is to infer a legal status on this committee which becomes a corporate body as such. Members of the committee have specific responsibilities and must avoid conflicts of interest. The articles of association, the internal Code of rules and the Protocol for Dexia's prudential structure will be modified accordingly during 2003.

Compensation
of members of the management board

Compensation principles

Compensation for the members of the Management Board is determined by the Board of Directors on the recommendation of the Compensation Committee.

In 2002 and 2001, the Compensation Committee conducted a study on the compensation of the members of the Management Board, with the help of a specialized consultant. The conclusions of this study were debated by the Compensation Committee which forwarded its proposals to the Board of Directors which adopted them in March 2002. The Compensation Committee also engaged an external consultant to perform a review of procedures for calculating the discretionary portion of compensation.

The fixed portion of compensation is determined on the basis of the nature and importance of the responsibilities exercised by each member with a market benchmark for comparable positions.

The discretionary part, capped at the same level as fixed compensation for executive management and twice that for the CEO, is linked to the Group's performance, which is measured by reference to earnings per share in absolute terms and the change in earnings per share between 2001 and 2002. Members' individual contributions to the success of their respective activities and individual achieving of objectives set are also taken into account, increasing or decreasing the discretionary portions accordingly.

The Chief Executive Officer received net compensation after taxes and charges of EUR 525,000. This sum corresponded to annual gross income of EUR 1,125,000. His gross fixed compensation totaled EUR 750,000 and his discretionary compensation was EUR 375,000. He also received EUR 200,000 earned in 2001 but paid in 2002.

The seven members of the Management Board (Luc Onclin having retired on December 31, 2002) received a total of EUR 5,219,000 in gross compensation in 2002.

The members of the Management Board were granted 480,000 Dexia stock options in the framework of the 2002 stock option plan, of which 150,000 were granted to the CEO.

General compensation and management principles for executive management

Compensation is reviewed once a year in the first quarter for company managers in the Group's different subsidiaries and sub-subsidiaries in line with the general policy guidelines issued by the respective compensation committees in compliance with the recommendations of the Group's Compensation Committee.

Fixed salaries are determined on the basis of local market benchmarks and individual levels of responsibility.

Discretionary compensation takes into account both Group performance criteria, i.e. earnings per share and changes thereto, and performance criteria specific to the manager's activity and his/her business line.

It also reflects individual performance, which is assessed on the basis of an annual evaluation which each manager undergoes. This includes an assessment of the manager's achievements in relation to his/her personal objectives, particularly financial and commercial, in the context of the annual budget process.

An analysis is performed every year comparing practices observed in the various activities of the Group (financial markets, private banking, asset management, retail banking) with those in comparable Groups.

Since 2002, the Management Board has decided to centralize career management of the Group's main executives at its level. This concerns both recruitment and promotion policies and internal transfers of managers within the Group.

Dexia Group staff



On an operational level, the Management Board relies on some fifteen teams totaling more than one hundred senior staff in Brussels and Paris. These teams are charged with performing the vital functions of the Group, including audit and ethics, accounting consolidation, risk management and strategic planning. They are also responsible for defining and coordinating Dexia's policy in terms of communication, human resources, IT, etc.

The Chairman's office, reporting to **Mireille Eastwood**, coordinates and monitors the activities of the CEO and the Management Board in collaboration with the general secretariat. It also ensures optimum coordination between Group departments and head office. **Mireille Eastwood** also heads Dexia's logistics department.

Olivier Van Herstraeten, who reports directly to the CEO, is in charge of the general secretariat and the legal and tax department. The general secretariat is principally responsible for ensuring that Dexia SA's corporate bodies and Management Board function properly in coordination with the Chairman's office. The legal and tax department deal with issues concerning the Group as a whole.

Alain Delouis is in charge of the Group's Audit department (see internal audit next page).



The Chief Compliance Officer (Group ethics officer) is **Jean-Noël Lequeue** who reports directly to the Chief Executive Officer (see ethics and compliance p. 29).

The strategic planning and management information team, managed by **Yves Guérit**, are responsible for producing information to prompt long-term strategic reflection. It is responsible for preparing Dexia's budget, and for monitoring the Group's various business lines.

The risk management team, headed by **Eric Hermann**, is in charge of defining and organizing risk management, control and monitoring of Group funds.

The financial communication and investor relations team, reporting to **Robert Boublil**, communicates with investors, analysts and credit rating agencies relating to all relevant Group financial and strategic information.

Headed by **Françoise Lefebvre**, the external communication team is charged with promoting Dexia's image, especially with journalists, individual shareholders and opinion leaders.



Xavier de Walque heads a team that manages and evaluates mergers, acquisitions and disposals and studies the financial impact of internal reorganizations of Dexia's subsidiaries and equity investments.

Thierry Nederlandt heads the Group accounting and consolidation department and the project to implement the new IFRS accounting policies.

The Basel II project is managed by **André Delasnerie**, assisted by risk management staff. Given the strategic importance of this project and its impact on information systems, the IT team, managed by **Gabor Szalai**, which coordinates IT systems and equipment throughout the Group, also reports to him.

Jacques Bellut coordinates Dexia's activities on the capital markets.

The mission of the human resources and internal communication team, under **Bernard-Franck Guidoni-Tarissi**'s management, is to develop a Group culture and working community, via both compensation, mobility and career management policies and internal information.



Internal audit

Dexia has an internal audit department complying with the highest audit standards. Its work involves promoting internal control in the Group and constantly ensuring that the current internal control system is functioning properly. Internal audit's organization and resources were strengthened in 2002, particularly at Dexia holding company level.

This discipline is consistent with one of the Group's primary values which is to preserve its reputation, the effectiveness and integrity of its organization.

In this respect, internal audit is responsible for establishing whether risks incurred by Dexia in its activities throughout all Group entities have been identified, analyzed and whether adequate measures have been taken to guard against such risks. Internal audit must also check for continuous improvement in Group operations.

Internal audit

Organization

The internal audit organization adopted at the end of 2001 is based on three underlying principles:

- the strategy, the operational policies and procedures of internal audit are set by the Management Board in a framework approved by Dexia's Audit Committee;
- the internal audit work is performed by a network of internal audit departments which carry out their work under the supervision of the Group General Auditor, who reports directly to the CEO, Chairman of the Management Board; the General Auditor has direct access to the Audit Committee to whom he regularly reports regarding internal audit activities within the Group;
- the internal audit department of the subsidiaries is responsible for performing its assignments on behalf of the entity's chairman of the management board, while functionally reporting to the Group General Auditor.

The year 2002 featured a merger between the auditing departments of Dexia Bank, Artesia BC and BACOB, as well as a continued increase in internal audit department resources at Dexia SA holding company level.

2002 Assignments

Risks addressed in 2002 by internal audit departments, both at Dexia holding company level and operating entity, subsidiary and branch levels, particularly focused on:

- financial market activities, especially operational risks;
- measures taken against money laundering and general compliance with regulations for financial ethics;
- the integration process of Dexia Bank and Artesia BC;
- IT security.

Furthermore, specific audit programs are written for each of the group's three commercial business lines, focusing on credit and operational risks.

The various internal audit assignments performed in 2002 resulted in an action plan for the correction of weaknesses found in the internal control system. Each action plan has been approved by the management board of the entity concerned and is regularly monitored so as to ensure that the recommendations made are effectively implemented.

Methods

The global approach to risk, the unique audit methodology applied and the reporting and monitoring procedures at Group level play a major part in providing Dexia with an effective internal control system.

Lastly, the new internal audit charter has been approved by the Board of Directors and the Management Boards of operational entities, and issued to the internal audit departments of the subsidiaries and branches. It will be sent to all Group staff in 2003 in order to make them aware of the role and work of internal audit in Dexia.

Ethics and compliance

Dexia complies with all legal, regulatory and prudential requirements in the highly regulated sectors of finance and insurance. Compliance is one of the key conditions for maintaining customers' trust. In addition to purely regulatory requirements, the Group has implemented an approach focusing strongly on ethics and regulatory compliance based on best practices in this area. With respect to anti money laundering measures, the Group complies with local rules applying to each Dexia entity. Furthermore, Dexia goes beyond external regulations and voluntarily follows a stricter procedure, based on standardized criteria relating to the acceptability and respectability of its customers. In this respect, no Group subsidiary is located in a country listed on the official list of countries not cooperating with the FATF (Financial Action Task Force) in terms of money laundering.

Indeed, Dexia's reputation is based on maintaining an upright and professional attitude in its banking and insurance activities. This approach and the organization within the Group are covered under the Compliance Charter approved in 2002 by the Management Board and Dexia's Board of Directors.



Principles

For matters relating to ethics, all Group staff are bound by a Code of Conduct that was issued and approved by the Management Board and Audit Committee of the Dexia Board of Directors in 2001. This code is currently being reviewed by the operating entities and it will be issued to all staff during 2003.

The standard Group policy applies to the following areas:

- ethics – professional ethics, customer information, confidentiality of private details, own trading transactions;
- money laundering – prevention, detection, guidance;
- proper market behavior – insider trading, price manipulation;
- corporate governance – listed company, Group, conflict of interests;
- additional areas required by management boards in the Group.

Organization

Compliance consists of ensuring the effective application of rules defined by the Group. For this purpose, Dexia has set up an independent department to oversee its policy throughout all Group entities including at the holding company level, notably with regard to members of the Board of Directors and the Management Board. Appointed at the end of 2002, the Chief Compliance Officer of the Group, reporting directly to the CEO, Chairman of the Management Board, heads the network of active compliance officers in each operational entity and Group subsidiary.

Together with his opposite numbers, the Chief Compliance Officer is responsible for keeping the internal ethics and regulatory rules up-to-date based on external developments in regulations. The different compliance officers also inform and coach management and staff in regulations while ensuring compliance with the policy in each entity.

This restructuring of the compliance department will help to strengthen the policy and will contribute to the development of a culture of ethics, which has been followed by the Dexia Group since it was founded.

EUR 0.48

Gross dividend maintained at the 2001 level

January 2002

In France, eligibility of listed European companies, including Dexia, in PEA investment accounts

15,000

Shareholders joined the European club of individual Dexia shareholders



DEXIA'S SHARE AND SHAREHOLDERS

Dexia has always sought to provide individual shareholders with regular, comprehensive information. The stock market crisis in 2002, combined with the extreme volatility observed in the price of equities, prompted the Group to go even further in its commitments by striving to ensure greater dialogue and transparency vis-à-vis its shareholders, be they individual or institutional.

Dexia has an active dividend distribution policy. Shareholders have always received a high dividend, since the dividend payout ratio is significant, approximately 40%.

Dexia is committed to promoting individual shareholding. This is why the group contacted French public authorities to defend the eligibility of listed European companies in PEA (Plan d'épargne en actions) investment accounts. As a European banking group, Dexia intends to be one of the first companies to adopt the legal status of a European company in October 2004.



The Dexia share is traded on the Euronext Paris and Euronext Brussels as well as on the Luxembourg stock exchange.
Dexia appears in the principal European indices – Euronext 100, FTSE Eurotop 100, MSCI Europe Banks, Dow-Jones EuroStoxx Banks – as well as the CAC 40 in Paris and the BEL20 in Brussels, and also in the principal stock market indices based on criteria of social and environmental responsibility - DowJones Sustainability Index "World", ASPI Eurozone, FTSE4Good "Europe" and "Global", Ethibel Sustainability Index "Europe" and "Global" (see sustainable development report).

Capital composition

In 2002, Dexia made a third capital increase reserved to its 26,141 [1] members of staff in 25 countries. With a subscription rate in the order of 60%, almost EUR 130 million was subscribed, the equivalent of 1.2% of capital. So as of January 1, 2003, members of staff of the Group held 3.5% of the capital of Dexia, against 0.4% at the beginning of January 2000, the date of the first employee shareholding plan. The Group has set a target of 5% of the capital being held by its members of staff by 2005.
Dexia has approximately 400,000 private shareholders, essentially in Belgium and France. They hold some 12.9% of the capital of the Group.

Dexia annnounced in early 2002 that it would repurchase shares: on March 13, 2003, 16.7 million shares had been repurchased, i.e. 1.4% of Dexia's capital stock. These shares are to be cancelled by the Ordinary General Meeting on May 14, 2003.

As of December 31, 2002, the capital stock of Dexia amounted to 4,744,458,758.89 and the total number of shares was 1,181,685,852.

(1) As of December 31, 2001

The Dexia share in 2002

The year 2002 was to see more favorable auspices than 2001, the year of the September 11 attacks and the first economic recession in the United States for a decade. Nevertheless, it was the fall which finally hit every stock market, marked by three successive periods:

- from the beginning of the year until mid-May, under the effect of an apparent economic improvement, the market rose;
- from mid-May until October 9, the market was down as a consequence of resounding scandals and strengthened speculative activity;
- from October 10, there was a brighter interval as a result of a technical recovery and a small end-of-year rally which above all benefited technological and financial stocks.



Three basic factors had an effect on the trend:

- the consensus over-valuation of corporate earnings which led to a downward revision of forecasts for earnings per share;
- the publication of macro-economic statistics which globally were not very encouraging;
- the loss of confidence resulting from the scandals that shook stock markets across the world.

Taking all these elements into account, the prevailing indices of the New York Stock Exchange saw another year of decline, the Dow Jones losing 16.85% and the Nasdaq 31.32%.

In Europe the collapse of the indices was much more pronounced, with the EuroStoxx50 down 37.3%, the DAX30 43.9%, the AEX25 36.3%, the CAC 40 33.7%, the BEL20 27.2% and the Footsie 24.5%.
In the banking sector, the correction was a little less severe, the EuroStoxx Banks having finally lost only 26.8%.

After having lost 16.2% in 2001, Dexia lost 27.4% in 2002. It is nonetheless to be noted that the annual performance of Dexia, although less than some French and Belgian banks, is almost equal to that of the banking index of which the Group is a part.
Following the market, the volatility[1] of the Dexia share was particularly high from July; in 2001 average volatility was 2.7%; in 2002 it exceeded that level significantly, with 4.2% on average and a peak of 7% in September. The increase in trade volumes was also very significant (+49% compared to 2001) with an annual average rotation rate[2] for 2002 at 7% against 4.7% in 2001.
Graphically (cf. the stock market progress of Dexia) it can be observed that like the market the Dexia share underwent several phases of evolution:

- an initial upward phase, from the beginning of 2002 until publication of the results for the 1st quarter 2002 on May 23, 2002, when the share rose by 15.2%;
- a second downward phase after that date ending on November 19 (information meeting on FSA)[3] when the ambient lifelessness and speculative nature of the market did not spare Dexia (-35.5%);
- the third period after the FSA meeting on November 19, saw the share rise by +8.7% while the EuroStoxx Banks fell by -2.4%.

Since the end of 2002, the market decline has continued against a tense geo-political background and in an economic environment more and more in crisis. Taking this into consideration, all stock markets are again posting negative performances; the Dexia share, like its European counterparts, is no exception to the rule, and is under-performing the EuroStoxx Banks, which for its part has lost 6.01%[4] since the end of 2002.

(1) "Intra-day" difference between the highest and lowest price.
(2) Ratio between the number of shares exchanged within a period and the total number of shares composing the capital.
(3) On 19 November 2002 a meeting of analysts was held in Paris to consider a presentation of FSA activities.
(4) As of 28 February 2003.

€ Dexia's stock market performance (average prices)



25
20
15
10
5
Average Dexia (1)
EuroStoxx Banks
EuroStoxx50
11/96
06/97
02/98
10/98
06/99
02/00
10/00
06/01
02/02
10/02
02/03

(1) Average performance of Dexia shares listed in Brussels and Paris

€ Dexia's stock market performance in Brussels



25
20
15
10
5
0
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
BEL20
Dexia
Monthly trading volumes
11/96
06/97
02/98
10/98
06/99
02/00
10/00
06/01
02/02
10/02
02/03

€ Dexia's stock market performance in Paris



25
20
15
10
5
0
90,000,000
72,000,000
54,000,000
36,000,000
18,000,000
0
CAC 40
Dexia
Monthly trading volumes
11/96
06/97
02/98
10/98
06/99
02/00
10/00
06/01
02/02
10/02
02/03

Stock market data

	Brussels	Paris
Share price as of Dec. 31, 2001 (EUR)	16.15	16.20
Share price as of Dec. 31, 2002 (EUR)	11.83	11.67
Highest/lowest price (EUR) (1)	18.98 – 8.21	18.95 – 8.22
Average daily trading volume (in millions of EUR) (1)	20.03	34.82
Number of shares traded daily (in thousands) (1)	1,455	2,488

Data per share

EUR	1999	2000	2001	2002
Net income	0.98	1.15	1.25	1.13
Net assets excluding general banking risks reserve	6.69	7.02	6.84	7.41
Net assets including general banking risks reserve	8.51	8.78	8.53	9.01
Gross dividend	0.39	0.43	0.48	0.48 (3)
Net dividend (2)	0.331	0.365	0.408	0.408 (3)
Net dividend (2 bis)	0.292	0.322	0.360	0.360 (3)

Stock market ratios

	1999	2000	2001	2002
Payout ratio (%) (4)	41.4	41.9	39.3	43.0 (5)
Price earnings ratio (P/E) (6)	16.5	16.8	12.9	10.4
Price to book ratio (7)	1.9	2.2	1.9	1.3
Annual yield (%) (8)	2.4	2.2	3.0	4.1

(1) In 2002.
(2) After payment of Belgian withholding tax (précompte mobilier) at a rate of 25%, reduced to 15% for shares with a VVPR strip.
(2bis) After payment of Belgian withholding tax (précompte mobilier) at a rate of 25% for shares without a VVPR strip.
(3) Proposed to the Ordinary General Meeting on May 14, 2003.
(4) Total dividend net income.
(5) Expected payout ratio.
(6) Ratio between the average share price as of December 31 and net earnings per share as of December 31.
(7) Ratio between the average share price as of December 31 and net assets (including the general banking risks reserve – Group share) per share as of December 31.
(8) Ratio between the gross dividend per share and the average share price as of December 31.

Customized tools
for shareholders

Dexia has developed a system to provide individual shareholders with regular, transparent and interactive information. This system comprises a shareholders' club, a European advisory board of individual shareholders, meetings in different regions, specific publications, Internet updates and a telephone information service.

The Group's Internet site ***www.dexia.com*** is a complete information tool that is updated in real time. In 2003, the site will be completely restructured.

In addition, Dexia works to ensure that shareholders in Belgium and France are treated on equal terms given the major difference in tax regulations and shareholding cultures in the two countries. This attention is particularly evident in the new individual shareholders' guide published by the Group at the end of 2002.

European club of individual Dexia shareholders

This club took over from Dexia France's shareholders' club in 2000, after the merger of Dexia Belgium and Dexia France. It now has more than 15,000 members, mainly Belgian and French shareholders. The club's primary purpose is to provide financial information to individual shareholders who wish to keep up to date on group developments through publications and documents specifically designed for club members. Dexia shareholders can join the club over the telephone (toll-free number in France: **0800 35 50 00**), by e-mail or via the Group's Internet site. There is no charge for membership.



Shareholders' meetings

Dexia regularly organizes information meetings to discuss the Group's business lines, strategy and results with shareholders. In 2002, Pierre Richard, Chief Executive Officer and Chairman of the Management Board, met with shareholders in Marseilles and Paris at events organized in partnership with French financial newspapers.
In Belgium, Axel Miller, Chairman of the Management Board of Dexia Bank, spoke on two occasions at the shareholding event organized in Brussels in February and June 2002 in partnership with the newspaper *Cash*, Euronext and Roularta.
The Group also participates, together with other listed firms, in meetings organized by Euronext and the *Cercle de liaison des informateurs financiers*. In 2002, meetings with French individual shareholders were also held in Dijon, Orléans, Grenoble, Chambéry and Nancy.
Every year, Dexia has a stand at the *Forum de l'investissement* and the *Actionaria* shareholder convention, two events organized to put investors in direct contact with participating companies.

DEXIA/SOFRES POLL:
expectations and attitudes of individual shareholders confronted by a very volatile stock market

This poll was conducted in November 2002 on the basis of the responses of a representative national panel of 504 individual shareholders.

Two major trends emerged.

- **Shareholders are very concerned by the downward trend in the markets. They are increasingly involved in the management of their portfolio but prefer the status quo.**

  Since the beginning of 2002, the vast majority of shareholders have initiated no transactions – 69% have not bought any new shares and 83% have not sold. Between July 15 and October 15, 2002, three-quarters of the shareholders polled initiated no transactions and expressed the same intention for the first months of 2003. Nevertheless, 19% of very active shareholders with large portfolios conducted more than three transactions between July and October 2002.

  Almost a third of the shareholders polled indicated they had modified the way they manage their equity portfolios. The most significant changes concern the regularity with which they monitor stock prices and their interest in economic and financial data on the company.

- **Sustainable development plays a major role among investment criteria.**

  74% of the shareholders polled indicated that they integrate this parameter into their investment choices (see sustainable development report).

Information supports

Dexia publishes a shareholders' newsletter in French and Dutch three times a year. This publication keeps individual shareholders up to date on developments in the Group, its results and decisions taken at shareholders' meetings. Sent to members of the shareholders' club and to anyone who so requests, these newsletters are also available on the Group's Internet site.

Dexia also publishes a condensed annual report. Designed particularly for individual shareholders, it is available in English, French and Dutch.

By the same token, on the occasion of the announcement of the Group's annual and semiannual results, Dexia publishes financial notices in the Belgian, French, Luxembourg and English-language press.

In November 2002, Dexia published its new guide for individual shareholders. Available in French and Dutch, the guide is primarily intended for Dexia shareholders who are residents of France and Belgium. It was designed as a practical tool to help manage shares, deal with tax issues and participate in the life of the company.

Through this guide, Dexia aims to make the Group better known in individual shareholder circles, indicate the usual rules to follow when placing orders on Euronext markets, and highlight specific tax provisions in different countries of residence.

Internet site

The Internet site ***www.dexia.com*** is a complete information tool that is updated in real time. It receives approximately 30,000 hits per month. Internet-equipped shareholders may access the share price in real time, a daily commentary on trends in Dexia's stock market performance, stock market data and press releases. A special part of the site is dedicated to shareholders. The documents that are downloaded the most are the Group's activity reports and annual and half-year financial statements.

To improve service to shareholders, the Group plans to remodel the site's architecture and enrich its content in 2003.

Telephone information service

Shareholders can take advantage of the group's telephone information service, which is accessible via a toll-free number in France (**0800 35 50 00**). This service answers frequently asked questions concerning the share price, taxation of Dexia shares, French PEA investment accounts, the amount of the dividend, taxation of dividends and VVPR strips.

General Meeting

A major event in the life of a listed company, the General Meeting is the occasion for Dexia to make use of specific forms of communication, such as announcements in major financial newspapers in France and Belgium, reminders via the telephone information service and shareholder voting kits distributed with invitations to the meeting, available in English, French and Dutch. This information can also be downloaded from the company's Internet site.

As of 2000, the General Meeting is broadcast live over the Internet, thereby enabling shareholders who cannot attend in person to follow the discussion.



European advisory board of individual shareholders

Created in June 2001, Dexia's European advisory board of individual shareholders took over from the shareholders' advisory board of Dexia France, formed in 1992. Its composition reflects the Group's European identity; there are 11 shareholders – four from Belgium, four from France and three from Luxembourg. The board plays an important role in optimizing Dexia's communication with individual shareholders.
The first meeting, chaired by Pierre Richard, was held in Brussels on October 16, 2001. In its first year of existence, the members of the board focused on the General Meeting and the shareholders' guide to which they made a major contribution.

In France, eligibility of mutual funds invested in European shares in PEA investment accounts

After opening PEA *(Plan d'épargne en actions)* accounts to European stocks as of January 1, 2002, and raising the investment limit for individuals from EUR 92,000 to EUR 120,000, French legislators voted two important measures for PEA investors in the 2003 finance law. On the one hand, the investment limit was raised to EUR 132,000 as of January 1, 2003, and on the other, it is now possible for a PEA account to include mutual funds invested in companies whose registered office is located in a European Union country.

Investor relations

Throughout the year, Dexia organizes meetings on specific subjects, conference calls, Internet conferences and road shows for institutional investors and financial analysts, especially when results are published.

The Group produces half-year financial activity reports and posts all pertinent economic, strategic and financial data concerning the Group in a special section on its Internet site that was upgraded in 2001.

SHAREHOLDERS' CALENDAR

March 11, 2003:
Dexia participates in a meeting organized by Euronext and *Le Revenu* in Lyon.

March 13, 2003:
Publication of 2002 annual results.

March 20, 2003:
Dexia participates in a meeting organized by the *Cercle de liaison des informateurs financiers* in Lille.

March 27, 2003:
Meeting of the European advisory board of individual shareholders in Paris.

April 10, 2003:
Pierre Richard meets with Dexia shareholders in Rennes, in partnership with *Le Journal des Finances.*

May 14, 2003:
General Meeting in Brussels.

May 21, 2003:
Publication of first quarter results 2003.

May 27, 2003:
Pierre Richard meets with Dexia shareholders in Paris, in partnership with *Investir.*

June 2, 2003:
Dexia participates in a meeting organized by the *Cercle de liaison des informateurs financiers* in Saint-Etienne.

September 11, 2003:
Publication of half-year results 2003.

September 23, 2003:
Dexia participates in a meeting organized by Euronext and the *Fédération française des clubs d'investissement* in Biarritz.

November 20, 2003:
Publication of third quarter results 2003.

November 20, 2003:
Dexia participates in a meeting organized by the *Cercle de liaison des informateurs financiers* in Tours.

November 22 and 23, 2003:
Dexia participates in the *Actionaria* shareholder convention in Paris.

December 2, 2003:
Dexia participates in a meeting organized by Euronext and Cortal in Paris.



support

Being a loyal and long-term partner to all local actors, in Europe and in the United States, Dexia supports its clients in their projects and develops a complete range of made-to-measure and innovative products and services for their purposes.







no. 1

World leader in public and project finance

+38.9%

2002, an outstanding commercial performance

EUR 41.1 bn

New long-term loans

EUR 170.7 bn

Outstanding balance sheet commitments as of the end of 2002

USD 882 m

Gross present value premiums collected by FSA (+26.6%)



Public/Project Finance AND CREDIT ENHANCEMENT

Recognized for its expertise and know-how, Dexia is the world leader in the market for public/project finance, structured financing of projects, credit enhancement and, more generally, financial services to the public sector. The Group operates in its domestic market (Belgium and France) as well as internationally through subsidiaries, branches, representative offices and stakes located in Germany, North America, Austria, Spain, Israel, Italy, the United Kingdom, Portugal, Slovakia and Sweden. Elsewhere in the world, Dexia runs its international development from its headquarters in Paris.



Strategy and presentation

Public project financing and credit enhancement involves several activities

- The financing of local authorities and other public sector bodies, in the form of direct loans, signed commitments or purchases of securities issued by customers.
- The additional offer of a wide range of value-added services: insurance, financial advice, asset management, treasury management.
- Project financing, especially in the fields of public transport, the environment and energy.
- Credit enhancement of municipal bonds and asset-backed securities.

Dexia serves an extensive clientèle

- The public sector, including local authorities and other local public organizations (public hospitals, inter-communal organizations, social welfare bodies, social housing organizations and so on).
- Other semi-public customers (public-private companies...) and companies in the private sector, in particular those providing services to public bodies.
- Certain non-profit-making organizations (foundations, religious associations and so on).
- Sponsors of asset-backed products (banks, credit institutions, commercial enterprises and so on).

Dexia is present in the majority of countries in the European Union and the United States

- On the two historic markets of France and Belgium.
- In the other main countries of the European Union, through subsidiaries or branches.
- In certain countries of Central Europe, such as Slovakia, the Group is cautiously developing activities in partnership with its Austrian subsidiary.
- In North America, Dexia is present through the American branch of Dexia Crédit Local, Dexia Crédit Local New York Agency, as well as Financial Security Assurance, leader in the market for credit enhancement of municipal bonds, and Dexia Global Structured Finance, a subsidiary specializing in the establishment of structured financing.
- Elsewhere in the world, Dexia Crédit Local runs its international development from its headquarters in France in collaboration with its representative offices in Portugal and Australia.



Dexia's strategy differs according to the markets in which it is operating

- In Belgium and in France, Dexia is leader with a market share of more than 80% and 40% respectively. On these markets, which have achieved "maturity" and where despite extremely fierce competition demand for long-term financing remains stable, earnings growth is sustained by virtue of Dexia's constant capacity, alongside traditional products, to develop new innovative products and services responding to the expectations of its customers.

- In countries of more recent establishment, such as Italy, Spain, Sweden and Slovakia, the Group is developing its market share, and is taking steps to adapt to the local context, whilst contributing its own know-how.

- In the United States, Dexia has developed at a sustained pace by virtue of the dynamic market and of the strong complementarity of its various entities. The synergies put in place provide a unique platform of expertise with regard to asset financing (US lease) and the enhancement of asset-backed securities (ABS), and to offer American local authorities a comprehensive range of products and services responding to all their needs.

Today this strategy of establishment, innovation and the search for synergies between the various business lines is absolutely vital, enabling Dexia lastingly to strengthen its position as world leader in local public sector financing. It also enables the Group to deliver sustained earnings growth and to keep its profitability above 20%, in line with its objectives.

Business environment of local finances in European Union countries



1996-2001: strong commitment to the control of public finances on the part of the local public sector

Overall growth in local expenditures close to the increase in GDP

Between 1996 and 2001, local public expenditures increased by 2.3% in volume on a yearly average, more than the rise in total public administration expenditures (+0.8% in volume) and close to the growth of GDP (+2.6%).

In 2001, local public expenditures totaled EUR 987 billion, representing EUR 2,600 per capita and 11.2% of European GDP.

Sustained local public sector investment

Between 1996 and 2001, local public sector investment increased by 2.9% in volume on a yearly average, rising faster than local public expenditures (+2.3%) and total public sector investment (+1.3%). In 2001, local public sector investment totaled EUR 134 billion, representing EUR 350 per capita, 1.5% of GDP and 13.5% of total European local public sector expenditures.

Outlook 2002-2003

Dynamic rise in local tax revenues but slower in 2001

Local tax revenues increased by 4.8% in volume on a yearly average. In 2001, European local taxes totaled EUR 368 billion, representing 4.2% of European GDP. Tax revenues rose only slightly in 2001 (+1.0%). Particularly in **Germany**, professional tax revenues were down sharply in 2001, owing to the notable influence of the economic environment on the tax base (operating income).

Local budget surplus improved over the period, but eroded slightly in 2001

The European Union reported a budget surplus close to zero as of 1997, with a slight inflection in 2001, due to the erosion of local budget balances in several European countries. In 2001, the European local budget surplus represented +0.05% of European GDP versus -0.8% of GDP for all public administrations.

Local public debt stabilized

Between 1996 and 2001, European local public debt decreased more than total public debt (-0.37% in volume on a yearly average versus -0.01%). In 2001, the weight of local public debt in GDP contracted, falling from 6.5% in 1996 to 5.6%. It has stabilized since the year 2000.

Local finances affected to some degree in 2002 by the economic slowdown

In 2002, because of the depressed economic environment, a good number of European countries were confronted by the erosion of their public deficits. The local sector, which States often involve in budgetary regulation processes, should nevertheless maintain its solid fundamentals, even if local budget balances are expected to decline again in certain countries.

Contrasting trends in investment expenditures

In **Belgium**, local investment was dynamic in 2002 as municipal expenditures budgets grew by some 8%. In **France**, in 2002, following an election year, municipal investment decreased, local capital expenditures stagnated, although local investment is expected to grow in 2003. In **Italy**, subsequent to the decree-law of September 2002 on the freezing of public expenditures and to the decrees of application, public expenditures are expected to decline. In **Germany**, the reduction in local investment should continue in 2002, owing to a decrease in professional tax revenues. In the **United Kingdom**, on the other hand, the State's general policy in support of investment will contribute to the improvement of local public services. In **Spain**, the generalization of the transfer of healthcare services to the country's autonomous communities in 2002 will lead to a sharp rise in the level of local expenditures. The inflection of local investment in 2002, linked to the application of the law on budget stability, may continue in 2003, when general and local government elections are scheduled.

Local reforms in process

In **France**, the government launched the second phase of decentralization in 2002-2003, which will involve a revision of the Constitution and new transfers of responsibility and financial resources, particularly through experiments. In **Spain**, the reform of local finances which will take effect in 2003 provides for the suppression of the tax on economic activities for small taxpayers and the modification of the structure of financial transfers from the State to local governments. In **Italy**, the introduction of administrative and fiscal federalism will be complemented by a constitutional revision on devolution. In addition, the finance law for 2003, adopted at the end of December, implies curtailing local financial autonomy, e.g. local governments will not be allowed to raise certain taxes and new cost reduction objectives will be imposed. In the **United Kingdom**, the government plans to relax borrowing conditions for local governments through projected legislation.



Business review

In 2002, business in general was dynamic in France, Belgium and internationally, in both public finance and structured financing, a sector which was, however, penalized by a sluggish economic environment in the electricity and telecommunications sectors. The volume of long-term outstanding commitments totaled a record EUR 41.1 billion, up 39% from 2001. Total long-term outstandings commitments amounted to EUR 170.0 billion, representing an increase of 11.1% in comparison with the end of 2001.

	New long-term loans in 2002 (in millions of EUR)		Outstanding long-term commitments as of Dec. 31, 2002 (in millions of EUR)(1)	
Belgium	**3,707**	**+43.0%**	**25,984**	**-4.7%**
France	**7,136**	**+2.9%**	**53,646**	**+1.7%**
International	**28,591**	**+52.8%**	**85,369**	**+22.7%**
Germany	10,720	+84.0%	31,345	+16.6%
Israel	82	+11.9%	303	+21.4%
Italy	5,503	+76.9%	20,219	+19.4%
North America(2)	9,208	+42.5%	21,147	+44.8%
Slovakia	155	+177.7%	319	+62.4%
Spain	1,132	+54.1%	2,926	+45.3%
Sweden	850	+10.2%	3,102	+15.7%
United Kingdom	411	+3.3%	2,752	+8.9%
Other	530	-58.3%	3,256	-6.7%
Austria(3)	1,686	+23.4%	5,700	+41.4%
Total including subsidiaries accounted for by the equity method	**41,120**	**+38.9%**	**170,699**	**+11.1%**

(1) Including off-balance sheet items.
(2) FSA excluded.
(3) Corresponds to total outstanding commitments and new long-term loans at Kommunalkredit Austria, in which Dexia has a 49% interest since 2001.



Belgium

In 2002, business was dynamic, with growth in all segments. 2002 was an excellent year in Belgium as new loans totaled EUR 3.7 billion, up 43% from 2001.

In the public sector, the volume of long-term financing totaled EUR 2.3 billion, representing an increase of 18.1% over 2001. This good performance paralleled gains in market share in local government business, up from 84% in 2001 to 88% in 2002.

In the segments of other local public sector entities (regions and communities), social profit organizations (hospitals, schools, healthcare and welfare organizations, etc.) and new loans rose to more than EUR 2.0 billion, representing growth of 84.8% compared with 2001.

At almost EUR 26.0 billion, total outstanding long-term loans to the local public sector were down slightly (-4.7%) from the end of 2001. This was primarily due to the slowdown in structured financing activities, reflecting stricter portfolio upgrading and surveillance.

In the public sector, the favorable trend in the yield curve made it possible to market a dynamic management policy for outstanding commitments. This initiative took concrete form in the restructuring of a total loan amount of 3.4 billion under good conditions of profitability.

As of December 31, 2002, outstanding short-term loans totaled EUR 10.7 billion. In the public sector, there was a significant decrease in balance sheet products, partially offset by growth in outstanding commitments in off-balance sheet products, mainly commercial paper. Average funds in public sector current accounts in 2002 totaled almost EUR 1.4 billion. Finally, in asset management, there was a slight decline in investments (-1.5%), which stood at EUR 12.9 billion at the end of 2002. Generally speaking, among balance sheet products, term deposits declined to the advantage of sight deposits.


In Belgium
2,556
2,592
3,707
00
01
02
New loans
(in millions of EUR)
23,839
27,263
25,984
00
01
02
Outstanding commitments
(in millions of EUR) (1)

(1) Including off-balance sheet items.


In France
6,441
6,935
7,136
52,166
52,767
53,646
00
01
02
00
01
02
New loans
(in millions of EUR)
Outstanding commitments
(in millions of EUR) (1)
(1) Including off-balance sheet items.

France

In 2002, commercial results attained a record level with new loans of EUR 7.1 billion, up 3% from 2001. These good results allow Dexia to confirm its position as a leader in France with a market share of approximately 42%.
Two major events marked the year 2002 in the local government market in France in comparison with the previous year.
First, there was satisfactory stability in the total amount of loans granted to local governments (EUR 4.9 billion), in spite of a sharp decline in loans to small municipalities reflecting the cyclical environment after the elections.
Second, in an environment marked by increased competition and a rapid market upswing, business with large clients increased by 25% over 2001, mainly with regions and departments.

Debt rescheduling operations were actively pursued. Totaling EUR 5.7 billion in 2002, they grew more than a third compared with 2001. They enabled clients to benefit from historically low interest rates.

In this context, it is important to stress the strong growth of the financial engineering business as well on new flows as on outstanding loans. In 2002, 951 operations were conducted for a total of EUR 4.7 billion, up 54% from 2001. These excellent results mainly reflected the considerable ability to innovate demonstrated by Dexia in this sector.

Business with other local public sector organizations (housing companies, public-private companies, healthcare and welfare sector, non-profit organizations) totaled EUR 1.7 billion, representing an increase of 27% over 2001. The most dynamic sector was social housing (+27%), in which Dexia is now the leading "private" banker in France.

At EUR 53.6 billion, outstanding long-term local public sector loans rose slightly (+1.7%) compared with 2001. They were stable in the local authorities segment (EUR 42.4 billion) whereas their global outstanding debt commitment continued to decrease, which was a sign of the strengthening of Dexia's competitive position. Growth was remarkable in the markets for other local public sector organizations and structured financing (EUR 11.2 billion), an overall increase of 7.6% compared with the end of 2001.

With regard to structured financing, new loans in 2002 totaled EUR 524 million. In 2002, Dexia confirmed its role as a leader in project financing arrangements in France, acting as lead in waste management, electricity and urban heating projects.

For its local institutional clients, Dexia CLF Banque developed a full range of asset management products and services. This business reported strong growth. At the end of 2002, average outstanding commitments at Dexia CLF Banque totaled EUR 2.6 billion versus EUR 2.1 billion in 2001, representing an increase of 22%. Short-term financing for the local public sector also continued to grow. Outstanding commitments at the end of 2002 amounted to EUR 1.5 billion, up 48% from the end of 2001.

Benefiting from the synergies implemented within the Group, Dexia has also developed an expanded range of services to the local public sector, especially in insurance for local public sector entities and their employees. In 2002, premiums issued totaled EUR 259 million, representing an increase of 13% over 2001.

DEXIA SOFAXIS

Dexia Sofaxis is the sole French player specialized in the financial cover of statutory commitments of local authorities with Dexia Sofcap and of hospitals with Dexia Sofcah. Both structures also offer a unique range of tools and services aiming at reducing absenteeism at work.
Certified ISO 9001 since 1996, holder of the 1999 French Quality Award and of the 2002 European Quality Award, Dexia Sofcap/Sofcah aims at total quality.

Germany

In 2002, Dexia Hypothekenbank reported sustained business volume. New long-term loans to the public sector totaled EUR 10.7 billion versus EUR 5.8 billion in 2001, representing an increase of 84%.
This strong growth was due to the policy initiated in 2001 which involves lodging more profitable assets from other European countries in Berlin. Transactions outside of Germany accounted for new loans in the amount of EUR 3.1 billion in 2002.

The Frankfurt office continued to develop its brokerage activity. New loans totaled EUR 2.6 billion. The sale of structured products to German local authorities is also based in Frankfurt. The development of this new business will be intensified in 2003, in close cooperation with other entities of the Dexia Group, since it is a promising market segment.

In this very favorable environment, outstanding commitments at the German subsidiary totaled EUR 31.3 billion at the end of 2002, representing an increase of 16.6%. Transactions conducted beyond German borders are now significant, since they account for 12% of the German subsidiary's total outstanding commitments as of December 31, 2002.

In Germany



4,776
5,826
10,720
00
01
02
New loans
(in millions of EUR)
26,331
26,887
31,345
00
01
02
Outstanding commitments
(in millions of EUR) (1)

(1) Including off-balance sheet items.

North America

Dexia operates in North America through Dexia Crédit Local New York Agency, Financial Security Assurance (FSA), Astris Finance, a finance advisory firm that works with local authorities in Latin America, and Dexia Global Structured Finance, which is specialized in advising and arranging structured financing projects.
Dexia had an excellent year in the United States in 2002, in particular owing to the good business results reported by Dexia Crédit Local New York Agency and FSA.

Dexia Crédit Local New York Agency

Dexia Crédit Local New York Agency is active in guarantees for US municipal bonds and structured financing.
2002 proved to be a dynamic year for business in the public sector market. New long-term loans totaled EUR 9.7 billion in 2002, up 42.5% from 2001. As of December 31, 2002, outstanding public sector commitments totaled USD 22.2 billion, representing an increase of 45% over 2001.

▷ **The public sector**

In the public sector alone, new loans rose 52% to USD 9.1 billion. This excellent performance reflected satisfactory conditions in the US municipal bond market, which grew 25% (USD 357 billion in 2002), and in which Dexia Crédit Local New York Agency is now a recognized player. It also illustrates the potential synergies that now exist between Dexia and FSA in the United States. In 2002, for example, there was a threefold increase in both the number and volume of credit enhancement transactions and of liquidity guarantees on variable-rate issues in the municipal sector (46 joint transactions for a total of USD 4.6 billion in 2002). Financial engineering activities were actively pursued in US taxable bonds and Canadian provincial securities in 2002 with a total volume of almost USD 1.2 billion, up 22% from 2001. Portfolio growth was accomplished under very satisfactory risk conditions.

In North America
Dexia Crédit Local New York Agency



9,208
21,147
6,463
5,304
14,599
11,889
00(1) 01 02
00(1) 01 02
New loans
(in millions of EUR)
Outstanding commitments
(in millions of EUR)(2)

(1) As published in 2001.
(2) Including off-balance sheet items.

In North America
Financial Security Assurance



881.8
265,700
696.5
217,111
448.3
154,020
00(1) 01 02
00(1) 01 02
Gross present value premiums
(in millions of USD)
Net capital insured at end of period
(in millions of USD)(2)

(1) As published in 2001.
(2) Including off-balance sheet items.

▷ **Structured financing**

In structured financing, new loans totaled USD 520 million as of December 31, 2002, down approximately 36% from 2001. This decline was due to the current weakness of the telecommunications and electricity sectors. In such an environment, Dexia decided to pull out of the telecommunications market and tightened its risk control policy with regard to electric power projects. Despite these major restrictions, Dexia nevertheless won its first two lead arranger contracts in North America. One of them, for an electric power plant in Virginia, was named US Power Deal of the Year 2002 by *Project Finance* magazine. Dexia also acted as underwriter in several transactions, in particular for a wind-power project in Texas.

At the end of 2002, outstanding structured financing commitments totaled USD 2.7 billion, up 9.0% from 2001.

In asset financing, Dexia Crédit Local New York Agency focused, in partnership with FSA, on domestic and cross-border US leases, principally in the public transport sector.

Financial Security Assurance

Financial Security Assurance (FSA) is active in the credit enhancement of municipal bonds and asset-backed securities, mainly in North America, but also in Europe and in the rest of the world. The credit enhancement of municipal bonds involves guaranteeing bond issues by issuers that are primarily municipalities. By enabling them to take advantage of its excellent AAA rating, FSA allows them, in exchange for a fee, to access the bond markets under favorable conditions. The credit enhancement of asset-backed securities (ABS) concerns similar guarantees granted to bond issues refinancing different types of assets (car credits...).

FSA reported very good results in 2002, with a total of USD 882 million in gross present value premiums and margins as of December 31, up 26.6% from 2001. Capital insured at the end of 2002 stood at USD 365 billion, representing an increase of 21.5% over end 2001.

▷ **The municipal sector**

In both the United States, where the market experienced strong growth, and internationally, FSA's activities in the public sector pulverized performance records in 2002. With new transactions totaling USD 543 million, business increased by 131% compared with 2001.

In the United States, FSA took full advantage of a very favorable environment in the municipal bond issue market, which remained at an exceptionally high level throughout the year. FSA insured issues with a gross par value of USD 51 billion, posting a market share of 27%, with a total of USD 418 million in gross present value premiums, up 88% from 2001.

Internationally, there was a significant increase in new business, from USD 13 million at the end of 2001 to USD 125 million at the end of 2002. In particular, FSA worked in France, together with Dexia Crédit Local, on the A28 toll highway project from Rouen to Alençon, which was named European Deal of the Year 2002 by *Project Finance* magazine.

In the US lease sector, the year 2002 was excellent; 32 operations were conducted (14 of them with other business units of Dexia), generating USD 52 million in premiums.

▷ **Asset-backed securities**

With new business totaling USD 339 million in the United States and internationally, FSA's asset-backed securities (ABS) activities contracted in comparison with 2001 (-26%). This decline was mainly the consequence of new rules governing ABS activities with an underlying corporate risk, which have been applied by the Group since half 2002.

▷ **Synergies**
In 2002, synergies between FSA and the other entities in the Group, in both the United States and Europe, continued to develop at a sustained pace. There were 104 joint operations in 2002, versus 56 in 2001, generating gross present value premiums of USD 130 million, representing almost 15% of new business at FSA.

Austria

Through its equity interest in Kommunalkredit Austria (49%), Dexia can rely on the expertise of the country's only specialist in local government financing, and benefits from its experience in neighboring countries of Central Europe.
The Austrian affiliate reported excellent results in 2002. New loans rose 23.4% to EUR 1.7 billion, and outstanding commitments increased by more than 40%, compared with 2001, to EUR 5.7 billion at the end of 2002.
In the public sector, Kommunalkredit Austria maintained its leadership by securing several procurements (some of them with Dexia Hypothekenbank Berlin) related to the sale by Austrian Länder and with their guarantee, of portfolios of real estate loans. The bank successfully developed in cooperation with Dexia Finance a new line of structured products for its major clients. The bank also stepped up its development in EU candidate countries, particularly in Cyprus, the Czech Republic and Poland.

Spain

Dexia is active in Spain through Dexia Sabadell Banco Local, a joint venture with Banco Sabadell which was created in 2001. In its first full year of activity, the Spanish subsidiary reported very promising results with new long-term loans of EUR 1.13 billion, representing an increase of 54.1% over 2001. Outstanding long-term commitments totaled EUR 2.92 billion at the end of December 2002, up 45.3% from the previous year.

In the public sector, Dexia Sabadell Banco Local benefited from strong growth in the market for the management of flows. The innovative palette of structured products it offers met with great success, as major local players (large cities, provinces, organizations and satellites) adopted new solutions. These operations, mounted in cooperation with Dexia Finance, accounted for more than 50% of business.

In structured financing, business was also very dynamic and more than doubled in volume. It principally concerned three sectors: energy, and more especially financing for wind-power projects; transport, including financing for the Barcelona subway system; and environmental protection. Dexia Sabadell Banco Local helped arrange financing for a new water purification and distribution program launched by the city of Seville. This project was named Municipal Finance Deal of the Year *2002* by *Project Finance* magazine.

In Austria
Dexia via Kommunalkredit Austria


1,086
1,365
1,686
2,745
4,031
5,700
00 01 02
00 01 02
New loans
(in millions of EUR)
Outstanding commitments
(in millions of EUR) (1)(2)

(1) Including off-balance sheet items.
(2) Corresponds to total outstanding commitments and new long-term loans at Kommunalkredit Austria, in which Dexia has a 49% interest since 2001.



In Spain


735
1,132
2,013
2,926
01 02
01 02
New loans
(in millions of EUR)
Outstanding commitments
(in millions of EUR) (1)

(1) Including off-balance sheet items.



In the United Kingdom
968
398
411
2,595
2,527
2,752
00(1)
01
02
00(1)
01
02
New loans
(in millions of EUR)
Outstanding commitments
(in millions of EUR) (2)

(1) As published in 2001.
(2) Including off-balance sheet items.



In Israel
73
82
250
303
01
02
01
02
New loans
(in millions of EUR)
Outstanding commitments
(in millions of EUR) (1)

(1) Including off-balance sheet items.



United Kingdom

In 2002, the level of new long-term loans remained stable at EUR 411 million. Outstanding commitments at the subsidiary totaled EUR 2.8 billion, up 9% from 2001.

Structured financing activities grew significantly from EUR 126 million in 2001 to EUR 346 million in 2002. Most transactions were conducted within the framework of the Private Finance Initiative. In the public transport sector, the subsidiary acted as underwriter to help finance the renovation and maintenance of underground lines in London. Outstanding commitments in this sector increased by 31.6% to more than EUR 1 billion by end 2002.

Israel

In 2002, Otzar Hashilton Hamekomi (OSM) reported new long-term loans totaling EUR 82 million, up 11.9%. Outstanding commitments also increased from EUR 250 million at the end of 2001 to EUR 303 million at the end of 2002. There was sustained business throughout the year in short-term loans to small and medium-sized local governments (EUR 116 million). OSM is the leader in this profitable market with a market share of 66%.

Italy

Business at Dexia Crediop was very dynamic in 2002. The Italian subsidiary reported an increase in business of approximately 77%. New loans totaled EUR 5.5 billion, while at the end of 2002, outstanding commitments stood at EUR 20.2 billion, up almost 20%.

These very good results mainly reflected long-term financing in the public sector, which amounted to EUR 4.8 billion. In 2002, the bank benefited from the significant rise in market demand, particularly by major public sector clients active in road infrastructures and in the preparation of the 2006 Turin winter Olympics. As far as large international issues were concerned, Dexia Crediop acted as arranger for the first time in the EMTN programs of the province of Milan and the region of Abruzzi. In domestic issues, Dexia Crediop further confirmed its leadership. In 2002, its market share grew to 63%.

The bank also develops innovative debt management products in cooperation with Dexia Finance. In this area, structured swap debt rescheduling operations in 2002 attained a record level of EUR 4.0 billion versus EUR 2.2 billion in 2001.

In securitization, Dexia Crediop secured the first two procurements from Italian local public authorities in collaboration with Dexia Capital Markets.

In project financing, Dexia Crediop also reported an excellent year with new loans of approximately EUR 714 million, compared with EUR 369 million in 2001. The bank acts as a lender, arranger, underwriter and advisor in the sectors of energy (especially wind-power projects), healthcare and transportation. In the last category, it helps finance the future Italian high-speed rail network.



In Italy



5,503
20,219
16,931
14,609
3,111
2,133
00
01
02
00
01
02
New loans
(in millions of EUR)
Outstanding commitments
(in millions of EUR) (1)

(1) Including off-balance sheet items.

Slovakia

Dexia operates in Slovakia through its subsidiary Prvá Komunálna Banka (PKB), a joint venture with its Austrian partner Kommunalkredit Austria. PKB is active in local government financing, structured financing and also retail banking (see chapter on retail banking services on page 63).

PKB reported a very good year in 2002. New long-term loans to public sector clients increased significantly to EUR 155 million versus EUR 56 million in 2001. Outstanding public sector/structured financing commitments increased by 62.4% to EUR 319 million at the end of 2002.

The legislative and municipal elections, the introduction of decentralization reforms and the future EU membership comforted public investment prospects. PKB reported significant growth in this favorable environment.

In structured financing, new loans more than tripled to attain EUR 63 million. PKB negotiated important contracts in the fields of rail transport, electricity, water and urban heating systems.

In Slovakia



319
155
225
196
74
56
00(1)
01
02
00(1)
01
02
New loans
(in millions of EUR)
Outstanding commitments
(in millions of EUR) (2)

(1) As published in 2001.
(2) Including off-balance sheet items.


In Sweden
793
771
850
00(1)
01
02
New loans
(in millions of EUR)
2,121
2,680
3,102
00(1)
01
02
Outstanding commitments
(in millions of EUR) (2)

(1) As published in 2001.
(2) Including off-balance sheet items.



Sweden

New loans at Dexia Public Finance Norden for the year 2002 increased by 10% to EUR 850 million. Outstanding commitments at the end of 2002 totaled EUR 3.1 billion, up 15.7% compared to 2001 despite a slight decrease of the debt level of local authorities. The Swedish subsidiary's market share in the local public sector rose to 9% and Dexia Public Finance Norden is now one of the key players in this market. In Sweden, the number of clients of the bank rose and significantly enhanced the range of proposed products. Dexia Public Finance Norden pursued its development in Nordic countries, particularly with Finnish local governments. In structured financing, Dexia Public Finance Norden reported strong growth in results with new business of EUR 52 million in 2002. These operations mainly concerned the financing of rail vehicles for the Stockholm subway system through a US lease.

Other geographic areas

It is from the company's headquarters in Paris that the specialized teams of Dexia Crédit Local operate in countries in which Dexia has no base, and support the projects of the Group's foreign subsidiaries and representative offices (Portugal, Australia, Singapore).

In 2002, Dexia Crédit Local opened an office in Sydney in order to strengthen Dexia's position in Australia and enable the Group to develop its financing activities in the promising sectors of Private Finance Initiative and renewable energy.

From Paris, public sector financing focused on western and eastern Europe, particularly in Portugal but also Switzerland, Greece, Poland and the Czech Republic. New business (excluding Asia) totaled EUR 485 million, and outstanding commitments (excluding Asia) at the end of 2002 stood at EUR 2.9 billion. In Portugal, the year was very successful for Dexia Crédit Local. It continued to grow and benefited from a favorable market environment, linked to investments to support the organization of the European Football Cup in 2004. In this area, Dexia is the first and only bank to help Portugal's large local governments, such as Coimbra and Porto, to finance the construction or renovation of several stadiums.

In structured financing, Dexia's prudent approach led the Group to initiate no operations in the sectors of electricity and telecommunications, as well as in emerging countries. Business at headquarters focused on the oil and gas sector and on advisory services to large operators in the fields of environmental protection and transportation. For example, Dexia acted as arranger for a major French operator to help finance the waste water purification concession in The Hague, Netherlands.

Supporting transfers

Dexia is developing a process of partnership both with International Financial Institutions (IFIs) and with international federations of local public operators or private providers of public services, in order to accompany the major changes which affect the local sector throughout the world. In 2002, the Bank endeavored to take part in major multilateral meetings, and to foster exchanges with the major operators in local development financing.

In 2002, Dexia was also involved in preparations for the World Summit on Sustainable Development in Johannesburg, within working groups meeting in France and in other European countries (cf. report on sustainable development).

Dexia was also involved in Mexico, alongside the World Federation of United Cities and private enterprises, in the session for contribution of local operators to the World Summit on Development Financing, presented by the UNO in Monterrey. In parallel to the annual meeting of the Asian Development Bank (ADB), held in Shanghai, Dexia organized a forum on *financing urban infrastructures.*

In partnership with two French internationally oriented organizations, the CFCE and the ISTED, the Bank developed a web site dedicated to the world's local authorities, ***www.almwla.com***.
It presents data on the institutional and financing situation for local authorities in a large number of countries.

Outlook



At an economic level, the persistence of a sluggish economy and low interest rates throughout the year 2003 should sustain the demand for loans on the part of local authorities which during the 1990's, moreover, regained room for financial manoeuvre and are today in a very sound financial situation overall.

Similarly, if consideration is given to market evolution, there are in Europe two visible trends, both favorable to the Dexia Group, decentralization (notably with the second wave of decentralisation which will take place in France this year) and the development of public-private partnerships in the field of infrastructure based on the French concessionary model or the British *"Private Finance Initiative"* (in the transport, energy or environment sectors for example).

On the other hand, in view of the weakness of the economy, visibility is less in some sectors (corporate financing, project finance...), but this only represents a relatively modest proportion of the activity and the results of this business line.

So overall the first business line of the Dexia Group should see momentum in its activity and its earnings should continue in 2003, thus confirming its contra-cyclical character and the relevance of the Group's strategic model based on maintaining a balance between its various business lines.

Financial analysis of the activity

Net income for the full year rose by a very satisfying +13.3%, after another year of good progression (+9.9% in 2001[1]). This performance confirms the business line's status as the first contributor to Dexia's earnings, and its robustness in a difficult economic and financial market environment.

The following analysis of the major components of the net income highlights the overall very good performance of the business.



Revenues for the whole year amounted to EUR 1,798 million, up +4.8%. Growth was observed in all categories of revenues, and more particularly in revenues from insurance activities. There, the progression was +12.2% for the whole year (+18.9% at constant exchange rate). This performance would have been even better without the incidence of the loss incurred on the "single name CDS portfolio" at FSA (EUR -44 million or USD -41.9 million), following the decision to terminate this one of a kind transaction.

Costs were up by a modest +0.6% (+2.1% at constant exchange rate), in comparison to the revenue growth.

The **gross operating income** amounted to EUR 1,161 million (+7.3%), reflecting not only the very strong performance of the business, but also it's acceleration, which stems from the powerful building up of the earning assets of Dexia and FSA in the recent periods.

The analysis hereafter is based on the underlying data (i.e. excluding exceptional and nonrecurring items) for this business line, in order to allow a better understanding of the fundamental trends of the business line. Items considered exceptional or nonrecurring are detailed on pages 106-107.

The **cost/income ratio** further improved in 2002, at 35.4% against 36.9% in 2001.

The **cost of risk** amounted to EUR 168 million in 2002, compared to EUR 180 million in 2001 (-7.0%). These amounts included two noteworthy charges in each of the two years: an amount of EUR 51 million relating to the default of a hospital in Chicago in 2001; a EUR 69 million (against EUR 14 million in the previous year) adjustment to the general reserve of FSA in 2002, of which EUR 43 million relate to expected future losses on certain CDO transactions.

(1) As published.



The **operating income** of the business line did very well (+10.1% at EUR 994 million), despite the negative effects of increased risk charges at FSA and less favorable exchange rates on the USD denominated part of the income stream.

The good financial performance of the business line is well expressed in the ratios of **return on economic equity** (**ROEE**[2]), which stand at 21.0% in 2002 (20.3% in 2001). All these ratios are above overall Group target.

(2) Net income before minority interests as a percentage of allocated equity at the end of the period.

underlying statement of income[1] *(excluding exceptional and nonrecurring items)*

in millions of EUR	2002	2001	Evolution
Revenues	**1,798**	**1,716**	**+4.8%**
- Net interest and related income	1,191	1,162	+2.6%
of which interest on E.E.A.[2]	*210*	*198*	*+5.8%*
- Net commissions and other income	214	204	+4.9%
- Technical and financial margin of insurance activities	392	350	+12.2%
Costs	**(637)**	**(633)**	**+0.6%**
Gross operating income	**1,161**	**1,082**	**+7.3%**
Cost of risk	(168)	(180)	-7.0%
Operating income	**994**	**902**	**+10.1%**
Net gains & recoveries on long-term investments	10	(1)	n.s.
Earnings from equity-accounted companies	30	32	-8.2%
Corporate income tax	(266)	(251)	+5.6%
Net income before minority interests	**767**	**681**	**+12.6%**
Minority interests	48	47	+3.0%
Net income	**719**	**634**	**+13.3%**
Cost/income ratio	35.4%	36.9%	
ROEE	21.0%	20.3%	
Allocated equity (end of period)	3,659	3,355	

(1) Pro forma for full year 2001.
(2) Economic Equity Allocated.





unite

The integration of Artesia Banking Corporation and Dexia Bank in Belgium enables Dexia to unite all its strengths, whether in its commercial teams or in its central, support or logistics services, in order to optimize customer satisfaction.





1,411	EUR 78.7 bn	EUR 22.0 bn	EUR 1.6 bn
Dexia Bank branches serving approximately 3.9 million clients	*Customer assets*	*Outstanding loans*	*Insurance premiums from Dexia customers*



Retail
FINANCIAL SERVICES

Launched operationally in the first half-year 2001, the integration of Artesia Banking Corporation and Dexia Bank is progressing well. Dexia is today positioned as one of the top-level retail banks in Belgium. Dexia also occupies a leading position in Luxembourg and is actively developing in Slovakia. The Bank offers all its private customers, small businesses and the self-employed a very large range of products and services in the fields of financing, investment, savings and insurance.



Strategy and presentation

In July 2001, the acquisition by Dexia of Artesia Banking Corporation and its two principal subsidiaries, BACOB Bank, providing retail banking services, and the DVV insurance company, today positions Dexia among the top three retail banks in Belgium, more particularly in the field of customer asset deposits and investments.
Dexia Bank has a market share of 18.2% in Belgium for the deposit banking segment and 17.7% on the extremely competitive mortgage loan market.
The presence of Dexia on the Belgian banking market is also reinforced by the activity of its subsidiary Eural, which offers basic banking products via a network of 294 agents as well as by Dexia Société de Crédit, specializing in the offer of individual loans via brokers. Dexia is also in a leading position in Luxembourg where its subsidiary Dexia BIL has a network of 40 branches.


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In Slovakia, Dexia operates on the retail banking market through its subsidiary Prvá Komunálna Banka which has a network of forty branches.

With a market share of more than 11%, Dexia is today the third life insurer in Belgium. There, Dexia is actively developing its two subsidiaries Dexia Insurance and DVV Insurance.

In order to disseminate its life and non-life insurance products better, the Group uses several distribution channels:

- ▷ the Dexia branches;
- ▷ the network of 330 exclusive DVV Insurance branches;
- ▷ the network of Belstar brokers;
- ▷ the direct insurer Corona.

Insurance constitutes a strategic development axis which should contribute more and more significantly to earnings from the retail business line.

THE INTEGRATION OF ARTESIA BANKING CORPORATION AND DEXIA BANK

2002 was the first year of the integration of Artesia BC and Dexia Bank. The mobilization of all the parties concerned enabled great strides forward to be taken. The objective regarding operating costs was broadly exceeded. Actions aimed at freeing income synergies were undertaken but the market environment did not allow their complete realization. At a company level, several agreements were signed between staff and management.

In relation to the objective of reducing costs by EUR 25-30 million, initially fixed for the year 2002, results were well ahead: EUR 54.5 million of economies have already been achieved, stemming in the amount of EUR 18.5 million from a lowering of general costs, and EUR 36 million from a reduction of the work force.

- As regards general costs, three divisions have in the main contributed to the result. With respect to IT posts, the number of external members of staff has fallen considerably. The Logistics division made major cost reductions by deferring purchase processes. In the asset management field, the merger of Dexiam and Cordius allowed a significant reduction in operating costs.

- Concerning personnel costs, 814 posts have already been suppressed. It will be noted that all the Bank's divisions have contributed, the greatest contributions being from *Back Office*, the network, Logistics and-central services. At the end of 2002, 36% of the fixed objective, or at least 2,270 posts by the end of 2005, had been achieved.

In contrast, income synergies were only partly achieved in view of the weakness of the economic background and the financial markets. The overall objective consisted on the one hand of positive income synergies which reached EUR 13.3 million, or 30% of the objective fixed for 2002, and on the other hand the income reduction associated with a voluntary reduction of risk limits. In 2002 the latter recorded a fall in the order of EUR 60 million, in line with announced objectives.

Significant progress has been recorded in several fields.

- In 2002, the first stages of the merger aimed at creating a single commercial network were completed. This network is based on a model combining an employee network (ex BACOB) with a self-employed network (Dexia Bank). The forecast is for the closure of 384 branches during the period 2001-2005. In 2002, 72 of them had already been closed, so the total number of branches today is 1,411. By 2005, the objective is to have a fully unified network of 1,100 branches, broadly spread over Belgian territory and operating under the single title of Dexia Bank.

- Financial market functions have been merged successfully. At the end of 2002, not only the two *front offices* were joined together, but integration of the IT platforms of the *back offices* was also completed.

- The implementation of a unified IT system is a vital key to integration. During 2002, a large number of IT developments were successfully concluded, to the benefit of customer service continuity.

- In the field of insurance, it was decided to put a joint management body in place for the two insurance companies: Dexia Insurance and DVV Insurance. Between them, synergies have already been developed.

The success of the integration also rests on the establishment of a constructive dialogue between management and staff. This developed throughout 2002, and relates to the organization of the future network, the planned redundancy scheme, mobility, and the harmonization of personnel status. In March 2002 and January 2003, negotiations were sealed with the signature of collective labor agreements.

Business review

By virtue of extremely fine market segmentation, close to its network, and the development of innovative and high-performance distribution tools (internet, mobile banking, WAP/GSM, etc.), Dexia Bank offers all its private customers, small companies and the self-employed a very wide range of banking products and services.

The year 2002 was marked, for Dexia in Belgium, by evolutions which varied according to product. They were closely associated with the fall of the equity markets which provoked customers to adopt a wait-and-see approach, and also the increase in competitive pressure from banks not in the group of four largest Belgian establishments.

Overall, investments and life insurance products suffered from the negative effect of the fall in rates and poor stock market performances. In contrast, loan activity benefited rather from the historically low interest rates.

Customer deposits and investment products

In 2002, the **outstandings** of investment products were penalized, on the one hand by the fall in net asset values of mutual funds and unit-linked insurance contracts, and on the other hand by production down 14% in comparison to that in 2001.

Outstanding **customer assets** (traditional deposits, short-term notes, mutual funds and life insurance products, Dexia bonds, but excluding securities accounts) were EUR 78.7 billion at the end of 2002, down 1.1%. It is important to note that this decrease relates essentially to the first nine months (-2.4%) while over the fourth quarter production progressed by 1.4%.

At the end of 2002, **balance sheet investments** amounted to EUR 55.4 billion, a slight rise of 1.2% compared to the previous year. At the end of 2002, such outstandings represented 70.5% of total customer assets against 68.8% previously.

Outstanding **savings accounts** rose sharply, by +10.9%, to reach EUR 21.5 billion at the end of 2002. Other deposits were down slightly (-1.7%) at EUR 9.5 billion. This trend is the result of an increase in sight accounts (+5.3%) and a fall in time deposit accounts (-8.7%).

At the end of 2002, outstanding **savings bonds** fell almost 10%, to EUR 17 billion. The fall in renewal rates is essentially due to a shift towards high-yield savings accounts, itself explained by the fall in interest rates.

Outstanding **Dexia euro-bonds**, generally structured and marketed by the networks of Dexia Bank, amounted to EUR 7.5 billion, up by 8.2% in comparison to the end of 2001.

Outstanding **disintermediated products** (mutual funds, life insurance) amounted to EUR 23.3 billion, down by 6.1% in comparison to 2001. This fall relates principally to mutual fund products which amounted to EUR 16.3 billion at the end of 2002. It is due to the negative evolution of the stock markets. On the other hand, outstanding **life insurance contracts** increased by 1.9% to reach EUR 5.8 billion at the end of 2002. Outstanding Branch 21 (guaranteed rate investments) grew by 4.5% to reach EUR 2.5 billion, while Branch 23 (unit-linked life insurance) were practically stable at EUR 3.3 billion.

Customer deposits and investment products (in billions of EUR)

	2001	2002	Evolution
Deposits	29.0	30.9	+6.7%
Savings bonds	18.8	17.0	-9.8%
Dexia Group securities[1]	6.9	7.5	+8.2%
Mutual funds[2]	17.9	16.3	-9.1%
Cooperative shares	1.2	1.2	+0.8%
Life insurance (technical reserves)	5.7	5.8	+1.9%
Total	**79.6**	**78.7**	**-1.1%**

(1) Euro-bonds issued by the Dexia Group and marketed by the Belgian network of Dexia.
(2) Mutual funds marketed by the Dexia Bank Group network of agents.




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Outstanding loans (in billions of EUR)

	2001[1]	2002[1]	Evolution
Loans to individual customers	14.4	15.3	+6.0%
- Mortgage loans	12.3	13.1	+6.5%
- Consumer loans	2.2	2.2	+3.3%
Loans to small businesses and the self-employed	6.3	6.7	+5.9%
Total	**20.7**	**22.0**	**+6.0%**

(1) Excluding Slovakia.

Retail lending activities

As of 31 December 2002, **total retail banking loans** reached almost EUR 22.0 billion, up 6.0% compared to the end of 2001.
Outstanding **mortgage loans** rose by 6.5% to reach EUR 13.1 billion at the end of 2002.

Consumer loans and overdrafts rose by 3.3% to amount to EUR 2.2 billion. **Loans to the self-employed, small businesses and non-profit-making organizations** rose by 5.9% to reach EUR 6.7 billion as at 31 December 2002.

Bancassurance (life and non-life insurance)

All products combined, the production of **insurance premiums** from Dexia customers amounted in 2002 to EUR 1,631 million, or an overall fall of 15.4% compared to 2001. Almost 90% of this result comes from premiums generated by the sale of life and non-life insurance products created by Dexia insurance companies. A net recovery of production is to be noted over the fourth quarter 2002 (+27.5%).

In 2002, Dexia achieved a production of **life-insurance** premiums of EUR 1,350 million, down 18.5% on 2001.

This relates essentially to unit-linked life insurance products (Branch 23), which suffered from customer disaffection in the poor stock market climate. On this segment, total production in 2002 was EUR 818 million (-32.2%). In contrast, guaranteed rate **life insurance** (Branch 21) rose sharply, by 27.8%.

Production in **non-life insurance** was up by 3.7% at EUR 281 million.

Bancassurance activities (in millions of EUR)

	2001	2002	Evolution
Life premiums	1,656	1,350	-18.5%
Non-life premiums	271	281	+3.7%
Total	**1,927**	**1,631**	**-15.4%**

Dexia BIL, retail banking in Luxembourg

In an environment marked by stock market turmoil, the commercial bank demonstrates its ability to resist and to advance, realizing its best financial year yet, exceeding the budget set by 26%.

The Branches and SMEs segment broadly exceeded its targets, improving its position vis-à-vis other banks and also in the face of providers of non-banking services. So in order to counter private debit and credit cards offered by large volume distributors, the Bank developed the new banking product "Préfiline" and its vital complement, the "Préfilinecard". With the advantage of an even more extensive range of products and services, sales forces succeeded in retaining existing customer loyalty and in acquiring new customers.

As a consequence, clear progress can be observed in classic investment products and outstanding loans. That growth, achieved by maintaining a policy of cautious loans, relates both to Private Customers (housing and consumer loans) and Small and Medium-Sized Enterprises (investment loans and cash loans).

Another major event was the introduction, in cross-border collaboration with Dexia Bank, of a new young persons program: *Axion by Dexia – respecting youth*, proof, if it should be needed, of the synergy possibilities which exist within the Dexia Group; success confirmed by the return on our initial advertising campaigns.

As regards Bancassurance, the increased effort towards training advisers both from a product point of view and from the proactive point of view of estate, tax and estate management planning, enables the realization of some interesting performances and even greater retention of customers, both local and foreign.

Next to Dexia Pension Plus, the new complementary pension product developed by the Luxembourg subsidiary Dexia Life & Pensions SA and marketed via the bank's network, the bank adapted its range of products to the requirements of its cross-border customers and of the German market in particular.

Finally, the retail bank continued in 2002 with the modernization of its network, favoring the concept of branches of a larger size and redefining the strategy location of its points of sale. Moreover, it decided to reduce the number of its smaller branches from January 2003. General costs have leveled off at 7.5% better than the annual target, for an OER (ROX) of 0.61, a more than satisfactory state of affairs.

Retail banking in Slovakia

In Slovakia, Dexia provides local financial services through its subsidiary Prvá Komunálna Banka (PKB) (cf. page 50).

In close synergy with Dexia Bank, PKB has developed its retail banking activity for private individuals and professionals. Well established over the entire country, PKB has a network of forty branches. The bank offers its private customers a wide range of banking products: current account management, savings products, means of payment, consumer loans, and insurance products. PKB is also developing a range specific to young people. This is largely inspired by Axion, a star product offered by Dexia Bank in Belgium.

As regards professional customers (self-employed persons, SMEs & SMIs) the bank deals with cash flow management, exchange transactions and financing for current activities and investment.

PKB's professional customers also include some major clients, among which are transport, electricity and insurance companies.

An electronic banking service enables customers to manage their transactions via the Internet, GSM or at automatic tills. In 2002, almost 60% of banking transactions were carried out in this way.

As at 31 December 2002, the amount of deposits was EUR 296 million, up by 10% compared to 2001.

In Slovakia, PKB is among the ten leading retail banks, with a market share in the order of 3%. In terms of performance, the bank was elected third best bank in Slovakia in 2002 by the Slovakian economics magazine *Trend*.



Financial analysis of the activity



Net income amounted to EUR 202 million, down -7.3%, reflecting the difficult economic and financial market environment (specifically the downturn of the stock exchanges and the fall in the interest rates), as well an intense competition in Belgium.

Revenues for the whole year amounted to EUR 1,703 million, down -3.0% or EUR -53 million. This reflects the market conditions prevailing during the year, with different impacts according to the types of revenues and product lines.

Net interest and related income was stable (EUR +3 million) for the main following reasons:

- credit activity contribution to the revenues was stable, under the effect of higher average volumes, but slightly lower margins;
- current accounts generated less revenues (EUR -17 million), due to the fall of interest rates;
- savings books revenues went up (EUR +16 million), despite the highly competitive environment in Belgium, under the effect of an increase in volumes and the good resistance of margins;
- bonds sold in Belgium to the retail customers continued to be strong in 2002, in the context of low interest rates and the effect of tax changes since 2001, but this performance did not reach that of 2001, resulting in lower revenues (EUR -3 million).

The analysis hereafter is based on the underlying data (i.e. excluding exceptional and nonrecurring items) for this business line, in order to allow a better understanding of the fundamental trends of the business line. Items considered exceptional or nonrecurring are detailed on pages 106-107.

Commissions and other income dropped -12.2% or EUR -48 million mainly due to the following:

- off-balance sheet products, such as mutual funds, generated less revenues in 2002 (EUR -30 million) in the context of unattractive capital markets;
- stock exchange orders and commissions linked to the debit cards decreased (EUR -8 million).

Technical margin on insurance products did not perform as well as in 2001, under the effect of a lower production and a shift from unit-linked towards guaranteed-yield products (EUR -8 million less revenues).

Underlying statement of income[1] *(excluding exceptional and nonrecurring items)*

In millions of EUR	2002	2001	Evolution
Revenues	**1,703**	**1,756**	**-3.0%**
- Net interest and related income	1,120	1,117	+0.3%
of which interest on E.E.A.[2]	*100*	*107*	-6.0%
- Net commissions and other income	345	393	-12.2%
- Technical and financial margin of insurance activities	238	247	-3.4%
Costs	**(1,377)**	**(1,434)**	**-3.9%**
Gross operating income	**326**	**323**	**+1.0%**
Cost of risk	(43)	(29)	+49.0%
Operating income	**283**	**294**	**-3.7%**
Net gains & recoveries on long-term investments	(2)	(6)	n.s.
Earnings from equity-accounted companies	28	27	+1.0%
Corporate income tax	(112)	(95)	+18.1%
Net income before minority interests	**197**	**220**	**-10.4%**
Minority interests	(4)	3	n.s.
Net income	**202**	**218**	**-7.3%**
Cost/income ratio	80.9%	81.6%	
ROEE	11.3%	12.2%	
Allocated equity (end of period)	1,748	1,803	

(1) Pro forma for full year 2001.
(2) Economic Equity Allocated.

Costs, at EUR 1,377 million, were down -3.9% or EUR -56 million. This stems from the intensive cost cutting program engaged in 2002, which has been particularly effective both in Belgium (EUR -45 million savings) and Luxembourg (EUR -12 million savings). Throughout the year, the pace of cost reduction was uneven: in Luxembourg, after a very strong decline in the 1st quarter followed by two continuing decreasing quarters, costs picked up in the 4th quarter, as a result of IT expenditures and the move of several departments to new premises.
In Belgium, the 3rd quarter marked a very steep reduction of the costs. This was due to the downward revision of the budget targets for 2002, causing the "pro rated" expenses of the first half to be adjusted in one go. This explains why the costs of the last quarter appear to be slightly up. Furthermore, a change in cost accounting at DVV Insurance (more revenues and costs allocated to the business in charge of the distribution) explains EUR 4 million of one-off costs taken in the quarter.

The **gross operating income** amounted to EUR 326 million (+1.0%), reflecting the improved operating performance of the business line despite the difficult market environment.

The **cost of risk** amounted to EUR 43 million in 2002, compared to EUR 29 million in 2001. The net charge in 2001 included a write-back of EUR 11 million on fixed-rate short-term credit. Excluding this item, the increase reflects the growth in outstanding credits.

The **cost/income ratio** stood at 80.9% in 2002, against 81.6% in 2001. The ratio is expected to be considerably enhanced in the coming years through the release of the synergies emerging from the merger in Belgium of Artesia BC and Dexia Bank.

The **return on economic equity** (**ROEE**[1]) amounted to 11.3% in 2002 (12.2% in 2001).

(1) Net income before minority interests as a percentage of allocated equity at the end of the period.





protect

Against a very difficult financial and stock market background, Dexia concentrated in 2002 on improving the productivity and increasing the performance of its products and services, in order best to protect its customers' assets.





EUR 69.4 bn*

Assets under management

EUR 30.8 bn*

Total private banking client assets

EUR 114.8 bn

Capital managed as a custodian bank



Investment MANAGEMENT SERVICES

Investment management services include four activities which are complementary to each other: private banking, asset management, investment fund administration and equity-related activities. Principally on a European scale, Dexia offers a wide range of financial services both to private individuals and institutional clients or fund promoters.

*Excluding Dexia Bank Nederland.



Strategy and presentation

In 2002, investment management services suffered from very difficult market conditions, but some fields of activity stood up well and even progressed. The Dexia strategy with regard to this business line is concentrated on improving productivity and increasing the performance of its products and services whilst strictly controlling operational costs.

Private banking

Dexia offers wealthy customers a complete range of financial services. In the main it includes asset management and the opportunity to take advantage of management under mandate. Dexia carries out its private banking activities on two types of markets, i.e. international and domestic markets. The specific features of each mean that the Group implements two different strategies.

Historically Dexia has enjoyed a considerable presence on the international markets: Luxembourg, Switzerland, Monaco, Jersey and Singapore which offer higher margins and good productivity by virtue of lower operating costs associated with a reduced distribution network. The contribution made by the international markets to earnings from "Investment management services" was predominant in 2002.

In order to find new sources of revenue, Dexia has also developed on the domestic markets: Belgium, Spain, France, Netherlands, Denmark and the United Kingdom. There, Dexia adapts its means of distribution to their specific features. For example, in Belgium, the bank approaches its affluent individual customers through its network of branches. In Spain, the creation of a joint subsidiary with Banco Popular, an important domestic partner with a network and a clientèle offering great potential, has enabled the Group to establish itself on the Spanish market.

The objective for the years to come is to continue to improve productivity by virtue of a cost reduction program undertaken in 2002, which will permit full advantage to be taken of a return to a better stock market environment.



Asset management

Dexia offers its asset management services in a collective form to its private customers and institutional investors (public sector entities, companies, insurance companies...). It distributes them through the various networks of the Group (retail banking, private banking...) or via third party networks. Today private customers represent 60% of managed funds.

These activities are carried out by Dexia Asset Management, the result of a merger in January 2002 of Dexiam and Cordius Asset Management. Dexia Asset Management offers a wide range of products: equity and bond funds, monetary funds, diversified funds, alternative management funds and ethical funds (cf. sustainable development report).

The objective of Dexia Asset Management is to increase the performance of its range of products whilst achieving good productivity, notably through the strict control of operating costs.

Investment fund administration

This activity is divided into three segments: custodian bank, central administration (fund accounting, periodic valuations) and transfer agent (keeping registers and managing the subscription and repurchase of fund units).

In Europe, Dexia is a major operator in these business lines by virtue of the prominent place at the top level it occupies on the premier European market for this industry, Luxembourg. Through Dexia Fund Services and FETA (First European Transfer Agent), Dexia has progressively reinforced its presence in other European countries. This is true in particular of Ireland, Switzerland, Italy, France and Spain.

In 2002, Dexia consolidated its presence in Asia through the acquisition of *The Bank of NT Butterfield & Son Ltd* established in Hong Kong. The Group is also present in a significant manner in Singapore.

For this business line, which will doubtless achieve significant growth rates, as a consequence of a favorable macro-economic environment associated with the creation of pension funds, the Group's strategy consists of consolidating its position as market leader in Luxembourg and continuing its development in strong growth markets like Ireland, Switzerland, Italy and Hong Kong.

Equity-related activities

Dexia is also developing an activity involving research and sale of equities (cash and derivatives) in France and the Netherlands. This allows it to look after the needs for advice with the Dexia asset management teams and to complete the range of services on offer to institutional investors. Dexia Bank Nederland also offers advisory services to small and medium-sized companies in the Netherlands.

Business review

In 2002, investment management services faced extremely disadvantageous market conditions. These resulted in an erosion of the funds under management, the movement of capital to products with smaller margins and a reduction in transaction volumes. The Group suffered moreover from difficulties encountered by its subsidiary in the Netherlands, associated with the very severe collapse of the Amsterdam stock market, and its negative impact on share leasing activities.

Breakdown of private banking activities


By type of product
48%
Securities
29%
Cash deposits
23%
Mutual funds
By type of management
45%
No mandate
36%
Advisory management
19%
Discretionary management

Private banking

At the end of 2002, the total amount of customer assets amounted to EUR 30.8 billion, recording a fall of 9.2% compared to the end of 2001. This decline of EUR 3.1 billion is principally explained by the effect of a negative market (EUR -2.5 billion). The scope effect relates to EUR -0.2 billion and net withdrawals amount to EUR 0.5 billion.

In Luxembourg, despite difficult market conditions, Dexia BIL recorded satisfactory results. At the end of 2002, the outstandings of the bank amounted to EUR 22.9 billion.

Dexia Private Bank Switzerland registered a fall in outstandings of 11.8% (including the market effect) which reached EUR 2.6 billion at the end of 2002. The subsidiary was able to limit the negative impact of the repatriation of the assets of customers of Italian origin as a consequence of the law providing fiscal amnesty in Italy, and benefited from a rebound of activity over the fourth quarter 2002.

Dexia Bank Belgium, which took over the private banking activity of Artesia BC, managed a total of EUR 2.4 billion at the end of 2002. The year also closed on a more optimistic note, since the bank recorded an increase in outstandings of 4.9%.

Dexia Banque Privée France, which merged in 2002 with the former Banque Vernes Artesia, closed 2002 with a total volume of outstandings a little more than EUR 2.0 billion.


DEXIA

Assets under management (in billions of EUR)

	2000[1]	2001[2]	2002[2]	Evolution
Fund management	25.7	46.4	40.1	-13.5%
Advisory management	10.8	11.0	10.6	-3.6%
Discretionary management	9.4	8.2	7.3	-11.3%
Institutional management	10.0	10.8	11.5	+6.0%
Total assets under management	55.9	76.4	69.4	-9.1%

(1) As published.
(2) Excluding Dexia Bank Nederland.

Asset management

Assets under management (excluding Dexia Bank Nederland) amounted as of December 31, 2002 to EUR 69.4 billion, posting a fall of 9.1% over the year 2002 (-9.3% without the scope effect). This erosion of assets was principally the result of a very negative market effect (-10.2% or EUR -7.8 billion).

So without the scope effect there was organic growth of outstandings of EUR 0.7 billion, resulting from contrasting trends: a rise in institutional assets and private management and a fall in fund management.

▷ **Institutional management** won new mandates, notably for bond management. Over the year assets under management showed organic growth of 9.3%, excluding the market effect, and amounted to EUR 11.5 billion at the end of December 2002.

▷ At the same time, **private discretionary and advisory management** reinforced its activity. With a volume of assets under management of EUR 17.8 billion, this activity recorded annual organic growth of 2.1% (excluding market effect).

Breakdown of asset management activities in 2002


57.8%
Fund management
16.5%
Institutional management
15.2%
Advisory management
10.5%
Discretionary management

▷ **Fund management** was more affected by market conditions not favoring investments in mutual funds. Assets under management fell by 13.5% (-1.5% excluding market and scope effects). Institutional clientèle turned away from investments in mutual funds in favor of management mandates.

Dexia Asset Management posted extremely good results in terms of productivity, these being measured by the ratio of general costs to assets under management. This ratio was 14 basis points in 2002 against 17 in 2001, corresponding to the best European standards.

This improvement in productivity is associated with the effort to integrate and rationalize management centers made in 2002.

Dexia Asset Management improved its management performances. In fact, on the basis of information from "S&P Micropal", 69% of the capital managed by Dexia Asset Management posted performances in 2002 above the median. The "Standard & Poor's Star Rating" shows that 36% of funds managed by Dexia Asset Management were 4 or 5 star, which reflects the quality and consistency of performances over the period. Finally, Dexia Asset Management was declared by S&P to be its best manager in Italy (over a 5-year management horizon).

Asset management makes a broad contribution to the profits of this business line and those of the Dexia Group as a whole.

Investment fund administration (in billions of EUR)

	2000(1)	2001	2002	Evolution
Capital administered in custody	97.9	112.3	114.8	+2.3%
Capital under central administration	103.5	92.2	106.4	+15.4%
Capital managed as a transfer agent	185.8	213.8	221.9	+3.8%

(1) As published.

Investment fund administration

Against a difficult market background, this business line posted extremely good performances. Dexia won a great many mandates during the year 2002. The two main reasons for this success are that, on the one hand, Dexia enjoys an excellent reputation on the European market and, on the other hand, it offers a complete range of services and provides its customers, by virtue of the flexibility of its information systems, progressive products suited to their specific needs. The volumes of managed funds suffered from the fall of the markets, this effect nevertheless having been largely balanced by extremely good commercial performances.

- So, with regard to **custodian bank** activity, outstandings at the end of 2002 amounted to EUR 114.8 billion, up 2.3%. Fund management for third parties contributed 40% to the total.

- The amount of managed funds in **central administration** amounted to EUR 106.4 billion, up 15.4% in comparison to the end of 2001. It is important to note a sharp rise in the number of calculations of net asset value (number of subscriptions/ repurchases of fund units), by virtue of the launch of activity in Zurich, the development of the Irish establishment and a revival of activity in Luxembourg.

- **Transfer agent** activity also progressed. The total amount of managed funds was EUR 221.9 billion against EUR 213.8 billion at the end of 2001. In 2002, the number of subscription and repurchase orders, a genuine indicator of performance, increased by almost 13% in 2002 (EUR 5.2 million).

Equity-related activities

Excluding Dexia Bank Nederland, the majority of transactions are carried out in France by Dexia Securities France. The activity also suffered from extremely difficult market conditions both for shares and their derivatives.
Despite a loss of attraction by derivatives on the CAC 40 index in Paris and strong competition on the part of British brokers, a revival of activity is to be noted over the fourth quarter 2002.

Dexia Bank Nederland

- The outstandings from **share leasing** activity, managed previously by Labouchere, recorded a slight fall to amount to EUR 4.2 billion at the end of 2002.

- The **private banking** assets (excluding share leasing) fell by EUR 2.0 billion, or a fall of 48.4%, amounting to EUR 2.1 billion at the end of 2002. This fall is explained on the one hand by a valuation effect (EUR -0.8 billion) and on the other hand by the closure of the majority of locations of the former bank Labouchere (EUR -1.2 billion). The assets held by the former company Kempen & Co amounted to EUR 2.1 billion at the end of 2002, down 23.5%.

- The **asset management** activity of Dexia Bank Nederland was down, managed capital going from EUR 8.1 billion at the end of 2001 to EUR 4.4 billion at the end of 2002, due in particular to an important client which was acquired by another financial group.

- **Share and derivative brokerage** suffered both from the difficult financial environment and the reorganization commenced during the year. So the volume of share brokerage transactions and the amount of premiums are down.

- As regards **corporate finance** activity, the market for merger and acquisition consultancy continued its fall in 2002. Despite the contraction of the market and the increase in competition, Dexia Securities Corporate Finance succeeded in defending its sound market position, notably in the real property sector, and advised on several major takeovers.

The acquisition of bank Labouchere in 2000 was meant to give Dexia an entry to the Dutch market. Labouchere's active marketing, multi-channel distribution and market leadership in share leasing products matched Dexia's ambition to acquire a base of affluent customers with which a large spectrum of other products and services could be cross-sold. After the acquisition of Kempen & Co in 2001 both entities merged into Dexia Bank Nederland.

Marketed mainly under the brand name of "Legio", the share leasing product of Labouchere is a loan, with a medium to long-term maturity, granted to retail clients and fully leveraged to invest in a basket of Dutch shares listed on the Amsterdam Stock Exchange (AEX). At the end of 2000 total nominal outstanding loans reached EUR 4.3 billion and the market value of the securities acquired under leasing contracts amounted to EUR 6.2 billion.

Share leasing contracts offer two types of loans:

- amortizing loans, generally maturing on the long term, repaid by monthly instalments comprising interest and capital redemption;
- bullet repayment loans for which only interests are paid during the lifetime of the loan.

Share leasing nominal loans as of December 31, 2002 amounted in total to EUR 4.2 billion represented by 444,000 contracts. Due to the significant and persisting deterioration of stock markets since the second half of 2001, and especially of the share prices of large companies listed in Euronext Amsterdam, the aggregate value of the portfolio declined sharply, and is, in most of the contracts, below the initial amount.

At the end of the year, around 2,000 contrats were prone to come to an end with an unexpected debt for the client. This situation prompted a foundation (*Stichting Leaseverlies*) to use some Dutch media to publicly question the product and its marketing, leading to very negative publicity for the distributors concerned, notably Dexia Bank Nederland as the market leader of share leasing. The accusations made to the product and its marketing raised several questions and concerns, which have been carefully and comprehensively addressed by Dexia throughout the year 2002, and duly communicated to the market. There are essentially three areas of concern.

Credit portfolio

The shortage of collateral on the contracts expiring in the future could create situations of default. For this reason, the bank has offered to all customers whose contracts were arriving at expiration, the option of extending their contracts so as to allow them, whilst continuing to make their monthly payments, to perhaps benefit from a future positive evolution of the stock market. Out of the 80,000 contracts normally terminating in 2002, more than one third has been extended for several more years. For those contracts ending with a loss, the extension rate was more than 50%. For those contracts not extended, delinquencies were rather modest.

Legal aspects

As a result of the worsening market environment and extensive media coverage on this issue, accusations have appeared as to the fact that subscribers of the product had not been sufficiently informed about the risks attached to the lease contract.

A small number of individual claims were put to the complaints committee of the Dutch Securities Institute (DSI). In all cases except one, the committee has ruled in favor of the bank. In the case which was ruled in favor of the plaintiff, the appeal commission of the DSI confirmed the first verdict but stipulated that this decision could not be seen as a precedent for other cases.

Other than by individual clients, Dexia Bank Nederland has to address a collective complaint from *Stichting Leaseverlies*, a foundation claiming to represent more than 53,000 dissatisfied holders of share leasing contracts. Dexia Bank Nederland accepted to discuss for a number of months with this foundation about possible solutions, but these discussions were unconclusive, and *Stichting Leaseverlies* has decided to file a lawsuit against Dexia Bank Nederland in January 2003. Dexia Bank Nederland believes that its legal position is robust.

In December 2002, Dexia filed a lawsuit against the former owner of Labouchere on the basis that certain information should have been given by the seller to the buyer, and that certain warranties included in the purchase agreement have been breached.

Customer relations

Negative media coverage about share leasing products has impeded business development in the Netherlands and damaged Dexia Bank Nederland's brand name. In this context, it was decided to proceed with a further cut in the workforce, to separate the activities of Kempen & Co from Dexia Bank Nederland and an application was made for a banking license for Kempen & Co to this effect. Subject to this authorization, Kempen & Co will operate as an independent bank and subsidiary of Dexia Group, and pursue its activities in asset management, securities brokerage and research, and corporate finance. Following this split, Dexia Bank Nederland will focus exclusively on retail activities.

In order to mitigate the credit risk, minimize the claims and restore good customer relationships, Dexia Bank Nederland has proposed in January 2003 a commercial offer to those clients who may be at loss at maturity of their contract. There will be three options:

- either confirm the termination of their contract, settle the amount representing the value of the shares sold, and spread repayment of the residual debt with no interest charge;
- or terminate the contract, settle the full amount of principal due, and receive free options on the AEX, allowing them to benefit from the rally of the Amsterdam Stock Exchange in due time.
- or extend the term of the contract, at a reduced interest rate.

This commercial offer is made personally to all qualifying clients (approximately 200,000) and supported by comprehensive documentation distributed to the clients, who have several weeks to analyze and respond to the offer. The results of this offer will be known in the course of the second quarter of 2003.

In addition to the above commercial offer Dexia Bank Nederland has introduced the hardship clause. Clients who find themselves in dire straits despite the commercial offer may invoke this clause. In this context, Dexia Bank Nederland has set up and entrusted a committee* of three independent senior personalities of the Dutch community to establish the criteria for and monitor the examination of the cases eligible for amicable settlements.

In respect of the whole share leasing issue, Dexia Bank Nederland took a provision of EUR 466 million in 2002. Apart from a specific provision (EUR 24 million) for contracts having effectively matured and defaulted, a general credit risk provision of EUR 423 million was set, based on conservative assumptions about future amounts of undercollateralization, future rates of default, and recovery rates. Finally, a EUR 20 million provision was made in order to cover the additional restructuring costs relating to the organizational changes decided.

Dexia has put enormous efforts to deal with the problems caused by the brutal and steep decline of the Dutch equity market, and believes that all measures that have been taken are the most appropriate.

** The committee is composed of: B. J. Asscher, honorary chairman of the Amsterdam Court of Justice (chairman); B. F. Baron van Ittersum, honorary chairman of the Amsterdam Stock Exchange, and J. ter Braak, expert in households' over-indebtedness.*

Financial analysis of the activity

The analysis hereafter is based on the underlying data (i.e. excluding exceptional and nonrecurring items) for this business line, in order to allow a better understanding of the fundamental trends of the business line. Items considered exceptional or nonrecurring are detailed on pages 106-107.



Marked by the very unfavorable environment of the stock markets and the difficulties encountered in the Netherlands, **net income** amounted to EUR 238 million, down -17.0% compared to 2001, as a result of a decrease in revenues (-12.1%), which was only partially off-set by the substantial reduction in costs (-6.8%).

Revenues amounted to EUR 1,045 million, down -12.1% compared to 2001. The decrease in net interest and related income was limited to -1.7%, while net commissions fell by -20.4%, due to the erosion of commissions driven by assets' volumes and performances.

Costs declined by EUR -51 million (-6.8%) to EUR 700 million, as a result of the cost reduction program launched in 2002, particularly in the Netherlands but also in private banking and asset management in Luxembourg.

As a consequence of the higher decrease in revenues compared to the costs, the **gross operating income** fell by -21.1% over the year and amounted to EUR 345 million.

The **cost/income ratio** stood at 67.0% in 2002, against 63.2% in 2001.

The financial performance of the business line remains above the Group's target with a **Return on Economic Equity (ROEE**[1]**)** of 39.2% in 2002 (53.5% in 2001).

The analysis below describes the contribution of sub-segments to the overall business line's gross operating income, aside from Dexia Bank Nederland which had to face its own specific problems, and which is thus analyzed separately.

The revenues in **private banking** amounted to EUR 332 million in 2002, down -5.9%, correlative to the decrease in customer assets impacting all types of commissions. Costs fell -6.3% to EUR 256 million in the context of the cost reduction program. As a result, the gross operating income declined by -4.6%, at EUR 76 million.

The **asset management** business suffered from the disturbed market environment; the reduction in costs (-5.8% at EUR 89 million) did not compensate the fall in revenues (-25.8% at EUR 148 million) which is mainly explained by a decline in commissions. In fact, management fees decreased due to the fall in customers' assets and the shift from equity products to funds which have lower margins; other commissions as brokerage fees and performance commissions were also down because of a reduction in portfolios' turnover and the decline in the value of assets. The gross operating income fell by -44.0% and stood at EUR 59 million.

(1) Net income before minority interests as a percentage of allocated equity at the end of the period.

Revenues in **fund administration** increased by +8.2% to EUR 201 million thanks to the development of the business, particularly in Central administration and Transfer Agent. Commissions related to Central Administration and Custody increased by +15% while commissions related to Transfer Agent rose by +29%. Costs also rose by +17.4% to EUR 124 million, linked to growing investments (IT and staff) justified in a business line where the activity has continued to expand in 2002, bringing more growth opportunities for the years to come. This faster increase of costs can be explained by the fact that expenditures engaged to develop the business are already reflected in the cost base but have not produced their full effects in terms of revenues yet.
The gross operating income fell by a modest -3.9%, to EUR 77 million, against a difficult market environment.

Dexia Bank Nederland

Revenues amounted to EUR 328 million for the full year and declined by -21.2% compared to last year, in a context of a very sluggish market environment and a very bad publicity towards Dexia in the Netherlands, in connection with the share leasing products. This decrease can be explained by a fall in revenues in all sub-segments: private banking, asset management and equity-related activities. The narrowing of spreads for the share leasing products impacted the net interest margin revenues, and commissions fell due to the stop in production of share leasing products and the quasi-termination of the private banking activities of the ex-Labouchere. Revenues in asset management also declined due to the erosion of the customers' assets and revenues in equity-related activities suffered from the difficult environment, both in the corporate finance and the capital market areas.

Costs fell by -19.9% to EUR 190 million, as a result of the restructuring program launched in 2002. The savings were mostly achieved in the private banking segment.

As a result, **gross operating income** was down -22.8% and stood at EUR 138 million (EUR 178 million in 2001).

Underlying net income of Dexia Bank Nederland was down -27% to EUR 85 million in 2002. The total business line excluding Dexia Bank Nederland achieved a net income of EUR 153 million, down -10.2% compared to 2001, a relatively satisfying performance in the context of the market downturn in 2002.

Underlying statement of income[1] *(excluding exceptional and nonrecurring items)*

In millions of EUR	2002	2001	Evolution
Revenues	**1,045**	**1,189**	**-12.1%**
- Net interest and related income	518	527	-1.7%
of which interest on E.E.A.[2]	*35*	*32*	*+9.8%*
- Net commissions and other income	527	662	-20.4%
- Technical and financial margin of insurance activities	0	0	-
Costs	**(700)**	**(751)**	**-6.8%**
Gross operating income	**345**	**438**	**-21.1%**
Cost of risk	(8)	(14)	-46.5%
Operating income	**338**	**423**	**-20.2%**
Net gains & recoveries on long-term investments	1	1	n.s.
Earnings from equity-accounted companies	(1)	1	n.s.
Corporate income tax	(97)	(135)	-27.6%
Net income before minority interests	**241**	**290**	**-17.0%**
Minority interests	3	3	-13.4%
Net income	**238**	**287**	**-17.0%**
Cost/income ratio	67.0%	63.2%	
ROEE	39.2%	53.5%	
Allocated equity (end of period)	614	542	

(1) Pro forma for full year 2001.
(2) Economic Equity Allocated.





master

The strict control of risks is one of the attributes of Dexia which, by virtue of the importance of its bond issues and the quality of its ratings, occupies a recognized place on the international capital markets.









CAPITAL MARKETS AND TREASURY ACTIVITIES

Supporting the three strategic business lines, capital markets and treasury activities is profitable both to Dexia and its clients.





Business review

The operators on capital markets mainly support other business lines of the Group. This business line provides short-term and long-term funding for the Group and offers to the customers of the other business lines (local authorities, retail clients, institutional investors, fund promoters...) a large range of capital markets products (Fixed Income, Derivatives, Forex).

Long-Term Funding

In 2002, the Group has issued bonds for a total of EUR 21.5 billion for the year (compared to an amount of EUR 24.4 billion the year before) with an average life slightly over 6 years. Dexia lowered its funding costs thanks to its AAA-rated vehicle – Dexia Municipal Agency (DMA)[1]. DMA issued EUR 7.0 billion, with an average life around 9 years.

(1) Dexia Municipal Agency is a company of the Dexia Group approved by competent authorities to issue mortgage bonds (bonds collateralized by prime quality assets).

New issues in 2002 *(In billions of EUR)*

	Amounts issued
Dexia Municipal Agency	7.0
Dexia Crédit Local	4.2
Dexia Bank Belgium	2.0
Dexia BIL	0.3
Dexia Crediop	2.0
Dexia Hypothekenbank Berlin	6.0
Total	**21.5**



Credit spread portfolio quality[1]

This portfolio has been constructed overtime by the various entities of the Group in order to serve as liquidity buffer giving flexibility to the funding programs.

The size of the portfolio slightly decreased during the fourth quarter to reach EUR 46.3 billion at the end of the year (average life 4.75 years).
New purchases have an average credit rating of AA.

Credit spread portfolio quality


6.2%
BBB
1.1%
Non-investment grade
34.0%
A
32.3%
AAA
26.4%
AA

The portfolio, which is mainly invested in Floating Rate Notes (FRN) and Asset-Swaps, is composed of exposures to financial institutions (41%), Asset-Backed Securities (33%), States (18%), local authorities (4%) and corporates (4%).

Money Market

The basic objective of this business line is to meet the short terms refinancing needs of the Group using different tools such as USD and EUR Commercial Paper (CP) issue programs, Certificate of Deposit (CD) programs and the repo and interbank market. Outstanding CP and CD amounted to EUR 22.0 billion at the end of the year 2002 (compared to EUR 22.5 billion at the end of the year 2001).

(1) A "credit spread portfolio" is an own account bond portfolio aiming at generating a stable credit margin. This portfolio is managed without exposure to the interest rate risk.



Fixed Income

The origination and syndication teams issued 27 new bonds in 2002 (25 new issues in 2001) for a total of EUR 1.8 billion and benefited from the cooperation of various entities of the Group (FSA, Dexia Sabadell Banco Local and Dexia Crediop) allowing Dexia Capital Markets[1] to win new mandates.

Financial Engineering and Derivatives

This desk continues to develop structured products for the different business lines of the Group, mainly retail and private banking, but also for the "public finance" division. Structured defensive retail-oriented products were developed and distributed through the Dexia Bank network.

Foreign exchange

This activity is conducted mainly in Luxemburg and Brussels and generated revenues for the full year 2002 above the budget.

Proprietary Management

This activity, historically developed by Artesia, consists in taking position in equities, foreign exchange or interest rate markets anticipating market evolution (arbitraging) or detecting market opportunities. This activity suffered form difficult market conditions but still contributed positively to this year result although below budget. The proprietary management positions have been further scaled down.

(1) Dexia Capital Markets is a brand name used by capital markets to promote the Dexia name in different sub-funds.

Financial analysis
of the activity

The analysis hereafter is based on the underlying data (i.e. excluding exceptional and nonrecurring items) for this business line, in order to allow a better understanding of the fundamental trends of the business line. Items considered exceptional or nonrecurring are detailed on pages 106 and 107.

Net income amounted to EUR 281 million, down -17.2% compared to 2001. The business line restored its profitability in the 4th quarter, with a strong recovery compared to the 3rd quarter.



Revenues amounted to EUR 551 million, down -20.0%. This decline can be explained by several reasons. First, revenues were particularly high in 2001 which was a record year. Second, the capital allocated to the business line was reduced, after adjusting the risk limits of an ex-Artesia activity (proprietary management); this reduction in the capital allocated implied a reduction in revenues at two different levels: less activity and less interest on economic capital. Third, the financial markets have known a very difficult year in 2002, especially in the 3rd quarter. Finally, as a substantial part of the revenues are USD denominated, the decrease in the dollar against the euro affected the revenues in euro.

The three main contributors to the overall business lines' revenues are the credit spread portfolio, the money market and the financial engineering and derivatives activities, representing together more than 80% of total revenues of the business line.

Costs have been strictly contained at EUR 168 million, down -7.3%, as a result in particular of the merger of the two trading rooms based in Belgium and the integration of IT systems.

The **gross operating income** amounted to EUR 383 million (-24.5%).

The **cost/income ratio** increased slightly in 2002, to 30.5% for the full year against 26.3% in 2001.

The **cost of risk** amounted to EUR 24 million in 2002, compared to EUR 21 million in 2001 (+15.6%).

In a context of poor market environment, the financial performance of the business line remains satisfactory and above overall Group target.

The **return on economic equity (ROEE)**[1] stood at 24.0% in 2002 (27.3% in 2001).

(1) Net income before minority interests as a percentage of allocated equity at the end of the period.



Underlying statement of income[1] *(excluding exceptional and nonrecurring items)*

in millions of EUR	2002	2001	Evolution
Revenues	**551**	**688**	**-20.0%**
- Net interest and related income	542	671	-19.3%
of which interest on E.E.A.[2]	*68*	*74*	*-8.2%*
- Net commissions and other income	9	17	-47.4%
- Technical and financial margin of insurance activities	0	0	-
Costs	**(168)**	**(181)**	**-7.3%**
Gross operating income	**383**	**507**	**-24.5%**
Cost of risk	(24)	(21)	+15.6%
Operating income	**358**	**486**	**-26.2%**
Net gains & recoveries on long-term investments	0	(1)	n.s.
Earnings from equity-accounted companies	0	0	-
Corporate income tax	(75)	(145)	-48.0%
Net income before minority interests	**283**	**341**	**-16.9%**
Minority interests	2	1	n.s.
Net income	**281**	**340**	**-17.2%**

	2002	2001
Cost/income ratio	30.5%	26.3%
ROEE	24.0%	27.3%
Allocated equity (end of period)	1,181	1,248

(1) Pro forma for full year 2001.
(2) Economic Equity Allocated.



RISK MANAGEMENT





Credit risks

Organization

Group Risk Management (GRM) oversees Dexia's risk policy under the guidance of Dexia's Management Board or specialized risk committees. It sets Group guidelines on limits and delegations, sets and manages the risk surveillance function and decision processes and it implements risk assessment methods for each of the bank's activities and operational entities.

Two specialized risk committees have been set up at Group level concerning credit risk management:

- Credit Risk Policy Committee defines the Group's risk profile and risk guidelines;
- Dexia Credit Committee rules on issues that are beyond the scope of the delegations granted to the operational entities.

Major projects in 2002

In 2002, one of Dexia's major risk management projects was the study and the preparation of the implementation of the Basel II requirements (see focus on Basel II reform page 90).

The Management Board has also decided to implement a new Corporate Credit Policy which has the objective of focusing back on companies (corporates close to Public sector Finance such as utility companies, some corporates in Belgium and Luxembourg). In this context, Dexia implemented a new limit system based on economic capital allocated for each counterpart, designed to reduce the Group's overall exposure to corporates.

In 2002, GRM conducted reviews of specific sectors such as telecommunications, energy and aeronautics, which resulted in the implementation of specific limit and commitment policies reflecting the Group's cautious risk policy.





Dexia's consolidated exposure as of December 31, 2002

The Group's total exposure slightly declined from EUR 610 billion at the end of 2001 to EUR 602 billion as of December 31, 2002, down -1.3%, largely due to the fall in the dollar against the euro and the reduction in Dexia's commitments to corporates in Belgium.

Dexia's exposure by category of counterpart

Exposure in the local public sector increased by +2% in 2002 to EUR 265 billion, accounting for 44.1% of total Group exposure. This increase is mainly due to FSA's increasing involvement in the municipal sector. Dexia's exposure to asset-backed securities (ABS) reduced from 23.4% in 2001 to 22.8% of total assets in 2002 due to the fall in the dollar against the euro. These ABS are of very high credit quality, more than 50% being AAA rated.

Dexia's exposure by geographical region

As of December 31, 2002, the Group's exposure is concentrated mostly in Western Europe (50.9%) and North America (42.1%). Belgium (14.6%) and France (13.1%) are the two biggest country exposures within Western Europe. The North American exposure declined from EUR 262 billion at year-end 2001 to EUR 253 billion at year-end 2002 (dollar effect).

Only 0.6% of total exposure of the Group is located in Eastern Europe, South-East Asia and South and Central America, i.e. a negligible part which is slightly down in 2001. This exposure relates to project finance for which risk is mitigated. Exposure in the South American countries is tightly contained. Exposure in Argentina is for instance subject to country risk provisions which amount to EUR 37 million, mostly comprising loans or bonds granted to local governments.

Breakdown of the Dexia Group's exposure by category of counterparts


10.3%
Financial institutions
4.8%
PPEI (individuals, professionals, self-employed, SMEs)
1.0%
Project finance
22.8%
ABS/MBS
1.4%
Other
8.5%
Central governments
44.1%
Local public sector
5.5%
Corporate
1.5%
Monoline

Breakdown of Dexia's exposure by geographical region


0.1%
South and Central America
0.2%
Southeast Asia
0.5%
Japan
42.1%
United States and Canada
0.7%
Rest of Europe
0.3%
Eastern Europe
10.0%
Other EU countries
5.2%
Other
13.1%
France
14.6%
Belgium
5.6%
Germany
6.1%
Italy
1.5%
Luxembourg

FSA's credit risk management

FSA restricts its business to market sectors characterized not only by low loss probability but also by low loss severity and high recovery rates in the unlikely event of a claim on its guaranty. All transactions must be at least investment-grade quality before FSA insures them, meet its legal and structuring requirements and fit within preset single and aggregate risk limits.

Before insuring a municipal bond, FSA typically requires a pledge of tax revenues or a claim on a dedicated revenue stream from essential public services. In the asset-backed market, FSA guarantees senior tranches structured to withstand substantial deterioration in the underlying asset performance before FSA would be called upon to pay a claim. Most of these asset-backed securities (ABS) transactions are structured to have collateral protection that increases over time and to have self-correcting mechanisms that are triggered to restore protection if collateral performance falls below established minimums. For example, cash flows may be shifted from subordinate to senior insured tranches or accumulated in a reserve fund. Where circumstances warrant, FSA may replace the manager of the insured structure.



Thorough due diligence is the hallmark of FSA's underwriting process. FSA routinely conducts site visits and file review to verify issuer information. Internal legal staff reviews documents, and, in many cases, solicits opinions from outside transaction issue throughout its life, so that FSA can spot potential problems and take corrective action.

Reinsurance also plays a role in the overall risk management program. Just as banks syndicate loans in order to address single-risk concerns, FSA reinsures transactions with a group of AA and AAA reinsurance companies.

Through its disciplined underwriting approach, FSA has assembled an extremely low risk insured portfolio, as evidenced by the underlying credit quality of its insured portfolio: 87% of the nominal amount insured is of A quality or higher, and 53% is AA or higher.

FSA: portfolio ratings


12.0%
BBB
34.0%
A
1.1%
Non-investment grade
27.2%
AAA
25.7%
AA

Collateralized Debt Obligations

In mid-2002, FSA undertook an extensive review of its insured Collateralized Debt Obligations (CDOs) portfolio, identifying a small group of insured Collateralized Bond Obligations (CBOs) that were not performing as expected. Under certain assumptions as to future default rates, FSA has adjusted its general reserve by increasing it by USD 41.1 million in addition to the existing balance. As of December 31, 2002, the CBO portfolio contained seven transactions whose underlying quality was below investment grade, which had a net outstanding par amount totaling USD 1.4 billion.

Provisioning policy

In the course of 2002, in order to take account of the recent economic development, FSA has redefined the loss factor applied to the net par outstanding to calculate the statistical allowance to the general reserve. As a result, the general reserve has been incremented by USD 24.5 million based on this methodology (against USD 12.5 million in 2001). Taking into account the USD 41.1 million adjustments to reflect future estimated losses in FSA-insured CBOs, total reserves totaled USD 65.6 million in 2002, up from USD 12.5 million in 2001.



BASEL II REFORM

This reform aims at improving prudential control of credit institutions and the calculation of regulatory equity to be mobilized.

Following the diagnostic phase in 2001, Dexia has created structures to promote the project's growth. In consideration of its strategic importance, a dedicated department has been established at Group level, responsible for managing and coordinating all relevant staff who work in "project mode", in order to ensure a consistent approach by all business lines and entities.

The "Quantitative Impact Study - QIS no. 3", designed to estimate the impact of new calculation methods, to which the Group has dedicated considerable effort, was the occasion chosen to spread the "Basel II culture" throughout the entire Group.

Given the high quality of Dexia's commitments and the major proportion of the total represented by the local public sector, the results of this work show that there would be a significant potential gain in regulated shareholders' equity if the Group adopted the "Internal Ratings Based Approach - IRBA Advanced" for credit risks.

The Group has therefore decided to adapt its credit evaluation systems to obtain regulatory approval, if possible as soon as the new regulations become effective (December 31, 2006). In view of the required experience of 3 years, this implies that the Group should be ready as from January 1, 2004.

Operational risk is covered in a specific chapter (see page 93).

The project will be performed in 2003 in close collaboration with the IFRS project which is subject to very similar conditions, in IT matters in particular.



Market risks

Market risks are all risks linked to fluctuations in market prices (interest rates, exchange rates, share prices, etc.). Market risks generated by core businesses are generally hedged and residual risks are handled by the Asset and Liability Management function (or ALM).

Dexia's market risks relate essentially to European interest rates. The risks in equities remain very low although they increased in 2001 with the integration of Artesia BC. Foreign exchange risks are also very low.

The main risk indicator within the Group is Value at Risk (VaR). VaR, as calculated by Dexia, measures the potential losses incurred with a level of confidence of 99% and for a holding period of 10 days. In addition to VaR, the risk is also measured and limited by other indicators (nominal volumes, rate and spread sensitivity, option sensitivities).

Control organization

The main decisions regarding Market Risk Management (overall risk limits, choice of risk indicators, organization of reporting and decision processes) are taken by Dexia's Management Board, on the GRM department's recommendation.

In collaboration with the Risk Management teams of the different business units, this department is responsible for implementing the decisions into precise and detailed limits and procedures in collaboration with the Risk Management teams of the entities. The GRM department is also responsible for defining the calculation methods (P&L, valuation and risk trackers) that will be applied within the Group.

Risk exposure

The Group decided not to increase the market risks it supports despite the integration of Artesia which was proportionally more exposed than other business units. This lead to limit reductions for several activities. Dexia therefore maintains a low exposure to market risks.

Value at Risk 2002 (VaR)

VaR 10 days – 99% in millions of EUR	Average	Max
Financial engineering	5.6	11.4
Money market	13.6	23.8
Prop. management	29.5	35.9
Fixed income	21.2	26.9
Equity	8.3	15.1
Forex	1.0	3.4
Fixed income	1.3	2.8
Dexia Bank Nederland	1.7	4.4
Total Dexia	**36.6**	**49.0**



Asset and liability management (ALM) risks

Measurement of balance-sheet risks is standard throughout the Group's various entities. The Group uses both Value at Risk (VaR) -- with a confidence level of 99% and a holding period of 20 days – and Net Present Value (NPV) sensitivity to measure and limit the risks. The risk exposure is primarily to long-term interest rates in Europe and results from the difference between the amortization profiles of fixed-rate assets and liabilities.

Even though operational asset and liability management remains decentralized in Dexia's three major subsidiaries, two regular monitoring procedures allow Dexia's ALM risks to be supervised globally.

- A monthly meeting of ALM managers where they share views on interest rates and on details of the hedging policy contemplated for the coming month. This meeting results in a proposal, which is formally approved by the Management Board.
- The Dexia ALM committee, which meets quarterly and includes all members of the Group's Management Board, monitors the overall consistency of the Group's asset and liability management. This committee also decides on methodologies and risk measurement guidelines, notably investment of shareholders' equity and internal transfer pricing mechanisms.

In addition, the Management Board receives a monthly report on ALM risks.

As part of its general policy of prudence the Dexia Group has continued its policy of low exposure to ALM risks in 2002.

Liquidity management

Given the size of Dexia's balance sheet, the balance between its resources and their use is carefully managed.
In practice, attention is paid to two main issues:

- adequacy of new lending (in maturity and amount) with available resources;
- ensuring the Group's liquidity needs, even in difficult periods (for example September 11, 2001).

The first issue is addressed in the annual planning process. Each year, the new lending forecasts are compared with the funding capacity. The purpose is to preserve an acceptable liquidity gap profile for the Group (i.e. the evolution over several years in cash shortages/ surpluses resulting from timing differences between repayment dates of the various assets and liabilities). Besides, the Group has decided to modify its analytical accounting conventions, in order to reflect more accurately the funding cost of transactions originated by the business lines, whether they require funding or contribute to funding. The purpose of this sort of 'internal market' for liquidity is to provide the right incentive to the business lines to achieve a natural match between lending and funding capacity.

The second issue is addressed by way of various scenarios representing highly stressed situations. These scenarios are then translated into a set of limits and ratios. They are designed so that Dexia can withstand a total shortage of funding and stress on deposits for several months thanks to its liquidity reserve, while maintaining its lending activity. The liquidity position is monitored and controlled from one day up to several months. Hence, considerable attention is paid to the forecast of expected liquidity needs in the main currencies, the liquidity reserve estimate and to off-balance sheet liquidity commitments of the Group.

Given their importance, all the main issues regarding the liquidity of the Group are directly controlled by the Group's ALM committee.



Operational risks

General policy for operational risk management

Dexia has created a new department within the Risk Management department in charge of implementing a global framework for the management of operational risk. The "General Policy for the Management of Operational Risk" has been adopted by the Management Board and communicated to the Management of the three main entities of Dexia Group.

Scope of operational risk management

In order to facilitate understanding and communication within Dexia Group, the general definition of the Basel Committee has been adopted: operational risk is defined as "the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events".

The two following dimensions are very important in operational risk management.

Causal analysis
Its purpose is to determine the main causes of the problems noted, among the categories implied by the Basel definition (process, systems, people and external events), to enable action plans to be established preventing further risk events in the future.

Appraisal of impacts (financial and non-financial)
The appraisal process allows the measurement of the consequences of operational risk events. These consequences may be of various types, including of course immediate financial losses, but also non-compliance with business, employment or environmental regulations.

Both dimensions will be integrated first in the gathering of operational losses data and second in the mapping of risks within business lines.

Tracking and documentation of losses

A good knowledge of recent operational problems, which lead to a financial loss, is the first key element to determine the risk profile of the Group. Consequently, a procedure for the collection of this type of losses has been set up and will be progressively implemented within the Group main entities by the year-end. This loss database will build the first analysis basis for the management of operational risk.

The first objective of this systematic collection of operational loss data is to identify the causes of problems, and to enable corrective measures to be taken promptly in order to prevent new problems. The second objective is to build a database which will allow statistical projections.

Mapping of risk events across activities

It is however not possible to foresee operational problems based only on historical data. It is thus necessary to take changes in activities (new products will generate new potential problems) and the control environment, which are key elements to operational risks. With a view to account for all these elements, a mapping of operational risks will be carried out in all activities: identification of risks linked to activities, appraisal of corresponding internal controls, and determination of a residual exposure to operational risk. The first step of this risk mapping process will be the definition of a methodology that will be tested during 2003 on several pilot sites within Dexia Group.

Calculation of a capital charge for operational risk

Identifying and following-up individual operational risks will enable concrete actions to be taken locally. However, it is essential to allocate globally a capital charge by activity, which has been stressed by the new Basel II Accord. This process already exists within the allocation of economic capital per business line. It will also be implemented in the regulatory capital area.



Among the three possible approaches proposed by the Basel Committee, the "Basic" one is definitely not applicable to an international banking group such as Dexia. The "Standard approach" is based on gross income of activities as an exposure indicator, and different weighting factors are then applied by activity to determine the capital charge. Dexia has already used this method in the context of the Quantitative Impact Study 3 exercise organized by the Basel Committee (see Focus on Basel II reform page 90).

Development of an "Advanced Measurement Approach" for specific activities

The Basel Committee has also allowed banks to use an "Advanced Measurement Approach" to calculate the regulatory capital charge that could be applied as from January 1, 2007. This approach could be based on internal and external data in order to enable statistical modeling, but also on qualitative information. Dexia has not made any decision regarding the possible use of such an approach as no practical methodology is available up to now. If this possibility will certainly be used in the future for some of the Group's business lines, the application criteria of such a calculation model are already taken into consideration.

Economic capital

Economic capital takes into account all risks faced by the Group under catastrophic scenarios.

As of December 31, 2002, total economic capital allocated to the different business lines of the Group amounted to EUR 8.10 billion (EUR 7.93 billion as of December 31, 2001). After having taken into account the diversification between the Group's business lines, this figure was EUR 6.85 billion (EUR 6.65 billion as of December 31, 2001). This difference of EUR 1.25 billion (EUR 1.28 billion as of December 31, 2001) corresponds to the portfolio effect due to the presence of different business lines within the Dexia Group, which are subject to partially independent risks.

The amounts allocated by business lines at year-end 2002 are as follows.

- **Public/Project Finance and Credit Enhancement:** EUR 3.71 billion (EUR 3.52 billion as of December 31, 2001). This increase mainly comes from the development of FSA's credit enhancement activities (municipal and asset-backed securities), which represent EUR 1.65 billion (EUR 1.43 billion as of December 31, 2001).
- **Retail Financial Services:** EUR 1.75 billion (EUR 1.73 billion as of December 31, 2001). This stability reflects the success of the integration of Artesia BC's retail (BACOB Bank) and insurance (DVV Insurance) businesses.
- **Investment Management Services:** EUR 0.61 billion (EUR 0.59 billion as of December 31, 2001).
- **Capital Markets and Treasury Activities:** EUR 1.18 billion (EUR 1.33 billion as of December 31, 2001). This reduction reflects a weakening credit risk in the Credit Spread Portfolio.
- **Equity not allocated to the business lines:** EUR 0.81 billion (EUR 0.76 billion as of December 31, 2001).

Shareholders' equity is in excess of total capital stock needed; the excess capital strengthens significantly the solvency and credit ratings of Dexia.



Capital adequacy
and risk-weighted assets

Capital adequacy

In millions of EUR	1999	2000	2001	2002
Tier 1 Capital*	6,046	6,909	9,686	10,197
Total regulatory capital*	8,622	7,245	11,911	11,741
Risk-weighted assets	67,215	74,007	103,633	109,365
In %				
Tier 1 ratio*	9.0%	9.3%	9.3%	9.3%
Capital adequacy ratio*	12.8%	9.8%	11.5%	10.7%

** The profit for the financial year minus the proposed dividend is included in the shareholders' equity.*

With no specific equity operations in 2002, the Group's Tier 1 increased by 5.2% in 2002 thanks to retained earnings. The slight decrease in total regulatory capital is due to a major repayment of subordinated debt during the 2nd half of 2002.
The Tier 1 and capital adequacy ratios remain high.

Risk-weighted assets

In millions of EUR	1999	2000	2001	2002
20% weighted counterparts	25,658	23,485	28,297	29,673
50% weighted counterparts	5,073	5,854	9,968	10,103
100% weighted counterparts	32,280	38,383	57,267	61,201
Trading portfolio	4,204	6,286	8,101	8,388
Total	**67,215**	**74,007**	**103,633**	**109,365**

The significant rise of assets between 2000 and 2001 is due to the integration of the Artesia BC portfolio.
Dexia Group's total risk-weighted assets are significantly lower than its balance sheet total as a sizeable portion of credit commitments related to local authorities is only weighted at 20%.

Asset quality

In millions of EUR	1999	2000	2001*	2002*
Doubtful loans	482	666	1,064	1,153
Nonperforming loans	190	239	833	789
Write-downs**	533	588	1,266	1,320
Nonperforming loans/gross outstanding loans	0.15%	0.18%	0.54%	0.50%
Coverage ratio	79.30%	65.00%	66.70%	68.00%

** Including Artesia BC.*
*** Does not include the general provision set aside to cover potential risks on Legio Lease products.*

The rise in doubtful and nonperforming loans is due to the integration of the Artesia BC portfolio in the Group in 2001.
Asset quality remains high: at 0.50% of gross outstanding loans, the bad debt ratio is low and the coverage ratio is the result of a conservative policy of Dexia regarding the monitoring of its doubtful and nonperforming loans.

Ratings

The high rating levels reflect the financial strength of Dexia Group. In 2002, Moody's and Standard & Poor's confirmed their Aa2/AA rating as Fitch confirmed its AA+ rating.
The rating of FSA and Dexia Municipal Agency are the best financial ratings that could be given to a counterpart (Aaa/AAA/AAA by Moody's, Standard & Poor's and Fitch).
These ratings enable the Group to gather the funding it requires at the best possible price and volume conditions (see pages 2-3 "financial profile").





strengthen

With net earnings of EUR 1,299 million in 2002, Dexia strengthens its renown as a banking group with a low risk profile, which has the ability to generate revenue and produce earnings at a high level in a regular and consistent manner.







ANALYSIS OF THE FINANCIAL RESULTS

CHANGES IN SCOPE AND METHODS

CONSOLIDATED STATEMENT OF INCOME

CONSOLIDATED BALANCE SHEET

Consolidated statement of income[1] *in millions of EUR*

	2002	2001	Evolution
Revenues	**5,165**	**5,638**	**-8.4%**
- net interest and related income	3,421	3,569	-4.1%
- net commissions and other income	1,015	1,361	-25.4%
- technical and financial margins of insurance activities	728	709	+2.7%
Costs	**(3,045)**	**(3,350)**	**-9.1%**
Gross operating income	**2,120**	**2,288**	**-7.3%**
Cost of risk	(722)	(293)	+146.0%
Operating income	**1,398**	**1,994**	**-29.9%**
Net gains & recoveries on long-term investments	(36)	13	n.s.
Allocation to GBRR	82	38	+114.9%
Amortization of goodwill	(57)	(60)	-4.7%
Corporate income tax	(57)	(522)	n.s.
Income from equity-accounted companies	56	48	+15.0%
Net income before minority interests	**1,385**	**1,512**	**-8.4%**
Minority interests	86	78	+9.8%
Net income	**1,299**	**1,434**	**-9.4%**

Underlying statement of income[1] *in millions of EUR*

	2002	2001	Evolution
Revenues as reported	**5,165**	**5,638**	**-8.4%**
Exceptional and nonrecurring items	*101*	*243*	*-58.4%*
Underlying revenues	**5,064**	**5,396**	**-6.2%**
of which			
- net interest and related income	*3,248*	*3,391*	*-4.2%*
- net commissions and other income	*1,088*	*1,296*	*-16.1%*
- technical and financial margin of insurance activities	*728*	*709*	*+2.7%*
Costs as reported	**(3,045)**	**(3,350)**	**-9.1%**
Exceptional and nonrecurring items	*60*	*(107)*	*n.s.*
Underlying costs	**(3,105)**	**(3,244)**	**-4.3%**
Gross operating income as reported	**2,120**	**2,288**	**-7.3%**
Exceptional and nonrecurring items	*161*	*136*	*+18.6%*
Underlying gross operating income	**1,959**	**2,152**	**-9.0%**
Cost of risk as reported	**(722)**	**(293)**	**+146.0%**
Exceptional and nonrecurring items	*(448)*	*(30)*	*n.s.*
Underlying cost of risk	**(274)**	**(263)**	**+3.9%**
Net income as reported	**1,299**	**1,434**	**-9.4%**
Exceptional and nonrecurring items	*113*	*147*	*-23.2%*
Underlying net income	**1,187**	**1,287**	**-7.8%**

(1) Pro forma for full year 2001.



Changes in scope and methods



Changes in scope of consolidation

The main changes in 2002 concerned Zebank, MWB, Cortal and Artesia Bank Luxembourg, which left the scope in 2002 and The Bank of NT Butterfield & Son in Hong Kong which joined the Group in the second half of 2002. Besides, Dexia increased its participation in Dexia Crediop (from 60% to 70%), in DVV Insurance (from 82% to 99%) and in Fortior (from 25% by proportional method, to 40% by equity method).

The special purpose vehicles (SPV) of Dexia Bank Nederland (or ex-Labouchere) have been fully consolidated since the 3rd quarter of 2002. This consolidation has no impact on total revenue line (only movements between the different components of the revenues).

Those changes, as well as the entry of Kempen & Co and Ely Fund Managers into the scope in the second half of 2001, were taken into account to establish pro forma financial statements for 2001 and the first three quarters of 2002, so as to enable comparisons. The difference between reported and pro forma net income in 2001 amounts to EUR 8 million.

Changes in booking methods

Some changes in the booking methods have involved the restatement of the financial statements for previous years.

▷ The general reserve set up by FSA for credit risks is now included in the cost of risk whilst it was previously deducted from the revenues under the "insurance" caption.

▷ Following the harmonization of accounting methods at Dexia Bank:

- all charges linked to the renting activities are now included in the revenue line (negative "other income and expenses");

- paid commissions on some reinsurance cessions and retrocessions are now booked in the revenue line (negative "technical and financial margin of insurance activities");

- all revenues of forward transactions on fixed-income securities are now booked in the "income from financial transactions" (previously some of them were booked in "interest margin")[1].

(1) Restatement of the financial statements for the 2002 quarters only.



Reallocations within segments

Following the reorganization of DVV Insurance, the previous segmentation within this subsidiary was revisited and slightly adapted. Besides, the merger of Banque Vernes Artesia with Dexia Banque Privée France has led to reallocating certain activities to other segments.
This resulted, for 2002, in a decrease in Central Assets net income of EUR -11.9 million, and an increase of net income of Retail Financial Services (EUR +8.3 million), Capital Markets and Treasury Activities (EUR +3.2 million), Public/Project Finance (EUR +0.3 million), and Investment Management Services (EUR +0.1 million).



Changes in analytical treatment of savings accounts

- Until the 1st quarter of 2002, savings accounts at Dexia Bank were treated as two-year duration resources, for the purposes of asset and liability management. Later on, the ALM policy was modified, in order to take into account the effective economic duration of these deposits (4 years). The excess spread generated by this new policy was accounted for as "ALM revenue". Analytical convention is to share ALM revenue between Retail Financial Services (60%) and Public/Project Finance (40%).

- By increasing the transfer price from a 2-year duration reference to a 4-year duration reference, such ALM revenue is now reduced, and the commercial margin on savings book deposits, which accrues entirely to Retail Financial Services, is on the contrary increased.

- Consequences of the new ALM policy are applied as from January 1, 2002.

All segment financial statements have been restated to reflect all above reallocations and changes in analytical conventions.

Analysis of the consolidated statement of income

Net income

Against the background of a very bad environment for the financial industry, Dexia's 2002 net income amounted to EUR 1,299 million, down -8.9% compared to the net income reported in 2001, i.e. EUR 1,426 million. Adjusting for the changes in scope of consolidation[1], the net income was down -9.4%. Against the pro forma 2001 and excluding exceptional and nonrecurring items[2], net income was down -7,8% compared to the previous year.



The analysis of the net income, against pro forma 2001 follows (comments relate to tables "Consolidated statement of income" and "Underlying statement of income", on page 99).

Revenues

Total annual revenues amounted to EUR 5,165 million against EUR 5,638 million in 2001, down -8.4% or EUR -473 million. This evolution stems from the general context of the banking industry in 2002 which will be commented later when analyzing the different types of revenues and the individual business lines. However, at first glance, three major and particular facts stand out to explain more than 60% of this negative variance.

- The contribution of net exceptional and nonrecurring revenues was lower in 2002 by EUR -142 million. Noteworthy exceptional items are discussed at the end of this analysis[2].
- The underlying revenues of Dexia Bank Nederland were down by EUR -119 million, due to the environment of this subsidiary described on pages 74 -75.
- The slump of the equity market has led to impairing the portfolios held by the Group with a net incidence on the yearly revenues of EUR -25 million.

The analysis by nature of revenues shows the following.

- **Net interest and related income** amounted to EUR 3,421 million, a decrease of -4.1% or EUR -148 million in total. On an underlying basis, the decrease was -4.2% or EUR -143 million, stemming largely from the lower underlying earnings of Capital Markets and Treasury Activities (EUR -129 million variance).

- **Net commissions and other income** amounted to EUR 1,015 million, down -25.4% or EUR -346 million in total. On an underlying basis the decrease was -16.1% or EUR -208 million. This occurred largely because of the downturn in the capital markets and its influence on customers' appetite for products that generate commissions for the bank. This reduction of the underlying commissions and other income was observed essentially in Retail Financial Services (EUR -48 million), Investment Management Services (EUR -135 million), and in Central Assets (EUR -28 million).

(1) See the details of changes on page 100.
(2) See detailed list of exceptional and non-recurring items on pages 106 and 107.

- **Technical and financial margin of insurance activities** amounted to EUR 728 million (+2.7%). This increase reflects in particular the good performance of FSA (described on pages 48-49) despite the difficult environment.

Costs

During the whole year 2002, **general operating expense** amounted to EUR 3,045 million, down -9.1% or EUR -305 million. Excluding exceptional items of the two periods compared, underlying costs went down -4.3%, and amounted to EUR 3,105 million. The analysis of underlying costs by type shows the following:

- **staff costs** amounted to EUR 1,518 million in 2002, down -0.7% compared to the previous year ;
- **network commissions,** representing the commissions paid by the Group to its networks of independent agents and business introducers, amounted to EUR 319 million, down -7.0%;
- **other operating expense** amounted to EUR 906 million, down -9.4%;
- **depreciation and amortization** amounted to EUR 305 million, down -6.3%;
- **deferred acquisition costs,** corresponding essentially to the business of FSA, increased to EUR 57 million (+23.9%).

The reduction in underlying costs corresponds to one of the key strategic objectives set by Dexia at the end of 2001. The target, which was to not exceed the underlying cost base in 2002, was not only attained but also exceeded by EUR 139 million (-4.3% of the underlying cost base). The effort was carried out in all business lines with very good results everywhere: Retail Financial Services reduced their underlying costs by EUR -57 million; Investment Management Services did the same (EUR -51 million); Capital Markets and Treasury Activities contributed EUR -13 million to the overall decrease; Central Assets contributed EUR -21 million. Only Public Finance increased its underlying costs by EUR +4 million (+0.6%), but this relates to a very good performance of the underlying revenues compared to the previous year (+4.8%).

Gross operating income

For the whole year 2002, the **gross operating income** before allowances amounts to EUR 2,120 million in 2002, down -7.3% from what it was in 2001. On the basis of underlying revenues and costs, it is down -9.0%.

Cost of risk

In 2002, the total **cost of risk** amounted to EUR 722 million for the whole Group. This annual charge includes exceptional provisions made at Dexia Bank Nederland in view of the specific situation of the share leasing activity (see pages 74-75). Without the EUR 448 million exceptional provision discussed hereafter, the cost of risk amounted to EUR 274 million, i.e. EUR 10 million higher than in 2001.

The charge in 2002 includes:

- EUR 69 million at FSA, by way of net additions to reserves (general and case), against EUR 14 million one year earlier;
- EUR 205 million for the banking activities of Dexia, against EUR 249 million one year earlier.

Cost of risk ratios (annual charge as a percentage of total outstanding commitments) stand as follows:

- 31 basis points for the banking activities (including Dexia Bank Nederland special provision) in 2002;
- 10 basis points for the banking activities (excluding Dexia Bank Nederland special provision) in 2002, as compared to 12 basis points in 2001;
- 2.5 basis points for FSA in 2002, against 0.6 basis points in 2001.

When compared to the standards of the financial industry, the above mentioned data reflect the low risk profile of Dexia and FSA activities, despite the deterioration of the economic cycle and credit quality in the USA in 2002, notwithstanding the exceptional effort made to cover, as broadly as possible, potential credit risks at Dexia Bank Nederland.



Other items

Net gains and recoveries on long-term investments totaled EUR -36 million in 2002 compared with EUR +13 million in 2001. This EUR -49 million decrease stems from the sale of holdings, or unwinding of business ventures, generally classified as exceptional or nonrecurring (see pages 106 and 107).

A write-back to the **general banking risks reserve** has taken place in 2002, in the amount of EUR 82 million, compared to EUR 38 million in 2001. This relates to special events incurred in 2001 (particularly relating to the integration of Artesia BC), as well as in 2002 (Dexia Bank Nederland).

Amortization of goodwill on fully-consolidated subsidiaries amounted to EUR 57 million in 2002, compared to EUR 60 million in 2001.

Corporate income tax, comprising both current and deferred taxes sharply decreased from EUR 522 million in 2001 to EUR 57 million in 2002. This is largely due to the treatment of the Dexia Bank Nederland provision discussed elsewhere, as well as the impairment of Dexia Bank Nederland shares included in the social financial statements, which imply a tax credit. Without these exceptional items totaling EUR 364 million, underlying taxes amounted to EUR -421 million in 2002, down EUR -70 million or -14.2% compared to the underlying tax charge of 2001.

Net income from companies accounted for by the equity method, net of goodwill amortization, amounted to EUR 56 million, up EUR +8 million.

Minority interests came to EUR 86 million in 2002 against EUR 78 million in 2001.

Focus on noteworthy exceptional items

The incidence of exceptional items on the net income amounts to EUR 113 million in 2002, down -23.1% compared to 2001. The detail of such items is listed on pages 106-107. Concerning 2002, other than the gains on financial and property assets, the noteworthy items concerned Dexia Bank Nederland. Exceptional provisions for credit risks relating to the share leasing portfolio amounted to EUR -448 million (of which EUR -25 million are specific, and EUR -423 million are general). Besides, EUR -22 million were incurred as restructuring costs. The tax impact of such charges was EUR +164 million. Besides, the shares of Dexia Bank Nederland in the books of its shareholders* have been impaired, in the amount of EUR -1,035 million to take into account the situation of the subsidiary. The impairment had no incidence on the consolidated net income, as goodwill was already fully amortized. Its fiscal impact was EUR +215 million. Finally, general banking risks reserve was utilized in the amount of EUR 82 million in 2002, as compared to EUR 38 million in 2001.

** Dexia BIL, Dexia Bank and Dexia.*


DEXIA

Financial performance

Return on equity (ROE), representing the ratio between net income for the period and average shareholders' equity (excluding the general banking risks reserve and after income appropriation), stood at 16.1% in 2002, against 18.7% in 2001[1][2].

Earnings per share (EPS) stood at EUR 1.13 per share, against EUR 1.25 in 2001, a reduction of -10.0%.

(1) If the goodwill relating to the public exchange offer on Dexia BIL shares (in 1999), on the acquisition of FSA and Labouchere (in 2000) and Artesia BC, Kempen & Co and Group Financière Opale (in 2001) were recorded in the assets in the balance sheet and written off over 20 years, the ROE would amount to 2.7% in 2002.

(2) Detail of ROE calculation (in millions of EUR):

	ROE as reported	ROE adjusted
Net income	1,299	1,299
Write-off costs charged to reserves		- 957
Net income (adjusted)	1,299	342
Shareholders' equity (adjusted)	8,093	12,850
ROE	16.1%	2.7%



Outlook

In the troubled environment of the first quarter of 2003, it would be inappropriate to try and quantify the earnings expected for the whole year. However, Dexia enjoys a good visibility on the future revenues of its principal business of Public finance and foresees that they will grow in 2003. The other business lines are more dependent on the context of interest rates and capital markets and thus do not have the same level of visibility concerning future revenues. Concerning costs, by contrast, Dexia has targeted their stability in 2003. Lastly, the cost of risk, generally very low at Dexia, should remain so.

MAIN ITEMS REPORTED AS EXCEPTIONAL OR NONRECURRING IN 2001 AND 2002

Net interest and related income

- In Q1 2001: gains on OLOs[1] (EUR +65.0 million); impairment of CLN portfolio[2] (EUR -38.8 million); gains on convertible bonds (EUR +36.1 million).
- In Q2 2001: gains on OLOs (EUR +23.0 million); write-back of provisions on CLN portfolio (EUR +28.2 million); gains on Dexia convertible bonds (EUR +9.8 million); capital gains on non-strategic assets (EUR +28.7 million).
- In Q3 2001: unwinding of the Dexia Crediop/San Paolo IMI distribution agreement (EUR -10.0 million); impact of the harmonization of early repayment fees on mortgage loans (EUR +14.9 million); net interest on CLN Portfolio (EUR +0.4 million).
- In Q4 2001: gains on OLOs (EUR +23.6 million); write-back impact of the harmonization in mortgage loans taken Q3 2001 (EUR -14.9 million); gains on Dexia convertible bonds (EUR +32 million); impairment on CLN portfolio (EUR -18.3 million); change of booking method in capital markets (EUR -25.4 million); write-back provision for rate risk (EUR +20.5 million).

- In Q1 2002: gains on OLOs (EUR +44.4 million); net interest on CLN portfolio (EUR +1.3 million); interests on arrears on a loan in Italy (EUR +13.6 million); early redemption of bonds redeemable in shares at Dexia Crediop (EUR +12.4 million).
- In Q2 2002: gains on OLOs (EUR +49.1 million); net interest on CLN portfolio (EUR +3.4 million); capital gain on the sale of participation in Clearstream (EUR +74.9 million); capital gains on sale of non-strategic assets (EUR +12.3 million).
- In Q3 2002: gains on OLOs (EUR +41.3 million); net interest and provisions on CLN portfolio (EUR -5.4 million); capital losses on sale of non-strategic assets (EUR -9.5 million).
- In Q4 2002: gains on OLOs (EUR +2.6 million); net interest and provisions on CLN portfolio (EUR -25.6 million); capital losses on sale of non-strategic assets (EUR -38.0 million).

Net commissions and other

- In Q1 2001: write-back of a provision on Direct Bank project (EUR +10 million); reversal of exceptional accounting treatment in 2000 of Labouchere's deferred acquisition costs (EUR +39.8 million).
- In Q2 2001: insurance of CLN portfolio (EUR -18.9 million); write-back of a provision for litigation ECC (EUR +15.0 million).
- In Q3 2001: insurance of CLN portfolio (EUR -1.7 million).
- In Q4 2001: write-back insurance of CLN portfolio (EUR +11.0 million); VAT recovery (EUR +5.0 million).

- In Q1 2002: insurance of CLN portfolio (EUR -12.3 million).
- In Q2 2002: insurance of CLN portfolio (EUR -11.6 million); payment to the Belgian Banks' fund for Jewish community (EUR -3.9 million); provision for compensation for Dexia Bank Nederland (EUR -10.5 million).
- In Q3 2002: insurance of CLN Portfolio (EUR -34.5 million); write-back of a provision for compensation for Dexia Bank Nederland (EUR +4.9 million).
- In Q4 2002: insurance of CLN portfolio (EUR -4.3 million).

Costs

- In Q1 2001: write-back of provision for shift to euro (EUR +2.0 million).
- In Q2 2001: write-back of provision for shift to euro (EUR +2.4 million).
- In Q3 2001: additional integration costs Artesia BC (EUR -10.0 million).
- In Q4 2001: provision for future integration costs Artesia BC (EUR -119.5 million); commission to the network for shift to euro (EUR -1.4 million); write-back provision for litigation on VAT (EUR +39.8 million); restructuring costs Dexiam, Dexia BIL London and Dexia Crediop (EUR -7.3 million); provision for shift IAS (EUR -2.3 million); legal costs CLN portfolio (EUR -2.1 million).
- In Q1 2002: commission to the network for shift to euro (EUR -1.4 million).
- In Q2 2002: restructuring costs Dexia Bank Nederland (EUR -22.9 million); write-back of a provision for integration costs Artesia BC (EUR +4.7 million); provision for restructuring costs for DVV Insurance (EUR -2.0 million).
- In Q3 2002: provision for restructuring costs Dexia Bank Nederland (EUR -30 million); provision for restructuring costs for DVV Insurance (EUR -5.3 million).
- In Q4 2002: partial write-back of the provision for restructuring costs of Dexia Bank Nederland (EUR +11.8 million); write-back of a provision for integration costs Artesia BC (EUR +5.0 million); capital gains on real estate (EUR +124.8 million); allocation to pension fund Artesia BC (EUR -24.4 million).

Write-downs and net gains on long-term investments

- In Q1 2001: capital gain on Banco de Crédito Local (EUR +49.0 million); capital gain on Fortior (EUR +3.6 million).
- In Q3 2001: gain on Sabadell (EUR +7.0 million); write-back rate provision (EUR +27.0 million).
- In Q4 2001: sale of MWB (EUR -37.6 million); sale of holding in Zebank (EUR -5.7 million); cancellation part of the write-back rate provision (EUR -20.6 million); write-back provision on options (EUR +8.0 million); specific and general provision for Dexia Bank Nederland (EUR -30.1 million).

- In Q1 2002: capital gains on long-term investments (EUR +17.8 million); provision Dexia Bank Nederland (EUR -4.0 million).
- In Q2 2002: capital losses on long-term investments (EUR -3.2 million); value adjustment on I-Broker (EUR -6.4 million); provision Dexia Bank Nederland (EUR -32.0 million).
- In Q3 2002: special provision for Dexia Bank Nederland (EUR -401.1 million); impairment on long-term investments (EUR -49 million); capital gains on long-term investments (EUR +7.9 million).
- In Q4 2002: special provision for Dexia Bank Nederland (EUR -11.2 million); capital losses on long-term investments (EUR -4.9 million).

Taxes

All the items above are before tax. The amount of corresponding taxes, at appropriate rates, is treated as an exceptional item in the total amount of taxation.

(1) OLOs are Belgian government bonds.

(2) CLN portfolio on which a fraud was uncovered in early 2001.

Analysis of the balance sheet



Total consolidated balance sheet footings as of December 31, 2002 amounted to EUR 351.0 billion. Compared to December 31, 2001, the amount of the total assets is stable (i.e. -0.1%) as 2002 did not include major changes in the scope.

The balance sheet is shown in the bancassurance scheme.

Debts

Customer deposits and debt securities (savings bonds, certificates and bonds) amounted to EUR 231.8 billion in 2002, up +3.1% since the end of 2001. Their relative share in the total of the balance sheet is stable (66.1% against 64.0% at the end of 2001).

Customer deposits stood at EUR 85.3 billion at the end of 2002, an increase of +1.6% essentially due to the savings accounts. Debt securities increased to EUR 146.5 billion (+4.0%).

Customer loans

Customer loans were stable and stood at EUR 157.8 billion as of December 31, 2002.

Securities

The total amount of investments in government securities, bonds and other fixed-income securities as well as variable-income securities amounted to EUR 121.9 billion, up +4.4% mainly coming from the insurance activity.

Equity

Shareholders' equity in the Dexia Group (capital, additional paid-in capital, reserves, profit for the year before allocation, goodwill deducted and GBRR not included) amounted to EUR 9,090 million as of December 31, 2002 against EUR 8,337 million at the end of 2000, i.e. a growth of +9.0%.

Consolidated balance sheet (before income appropriation)[1] *in millions of EUR*

	2000	2001	2002	Evolution 2002/2001
Total assets	**257,847**	**351,380**	**350,924**	**-0.1%**
Liabilities and shareholders' equity				
Shareholders' equity	6,537	8,337	9,090	+9.0%
Minority interests	610	768	714	-7.0%
GBRR	1,533	1,925	1,842	-4.3%
Subordinated debt	3,332	6,243	5,583	-10.6%
Interbank loans and deposits	37,142	77,079	68,176	-11.6%
Customer deposits	52,356	84,007	85,322	+1.6%
Debt securities	134,446	140,861	146,505	+4.0%
Assets				
Government securities	6,000	7,642	10,886	+42.4%
Interbank loans and advances	24,560	39,018	29,841	-23.5%
Customer loans	134,370	156,404	157,773	+0.9%
Bonds and other fixed-income securities	66,872	110,369	117,009	+6.0%
Equities and other variable-income securities	3,812	6,411	4,906	-23.5%
Long-term investments	979	1,434	1,883	+31.3%

(1) Restated for 2000 and 2001.





federate

Established in 25 countries, Dexia wishes to federate its 25,000 members of staff in a culture of joint enterprise, in particular by developing professional training, employee savings plans, mobility and information.





24,893

The number of Dexia employees working in 25 countries, mainly in Europe but also in the United States and Asia

38

Average age of the men and women who work in the Dexia Group

3.5%

Percentage of Dexia's capital held by employees The objective is 5% by 2005



WOMEN, MEN, A GROUP

One of Dexia's key priorities to build a corporate culture based on shared values, create a work community and foster commitment to a strategy of sustainable development. Today, all of the Group's 24,893 employees in 25 countries are able to share experiences, develop synergies and uphold the same values as a result of the efforts made to promote communication, training and employee savings programs.




team+spirit

Corporate spirit

The diversity of the businesses exercised by Dexia, its multiple geographic bases and the arrival of new employees in the Group are accompanied by the introduction of communication initiatives and tools designed to promote sharing and a better understanding of the Group.


team+spirit welcome

Sharing and communicating

In 2002, the need was felt to develop a single newsletter for all of the Group's employees, wherever they work, and the company magazine *team+spirit* was created. It is published bimonthly in three languages and sent to all Group employees. It has become one of the two main internal sources of information on Dexia's activities. It allows employees to have a general view of the Group and its numerous activities. In addition to the magazine, the new Intranet site *team+spirit welcome* provides rapid access to daily developments in the Group. It can be accessed from most Dexia entities throughout the world. Finally, to complete the list of in-house information sources, each Group entity circulates electronic newsletters locally via the Intranet.

In 2002, more than 600 employees from around the world participated in the different sessions of the seminar *Discovering Dexia*. The seminar provides new employees with a real opportunity to share, and reinforces a sense of belonging to the Group.


Geographic breakdown(1)
Belgium 15,276
Luxembourg 3,021
France 2,294
Netherlands 1,441
Slovakia 601
United States 478
Germany 420
Italy 265
Switzerland 246
Spain 209
Ireland 155
United Kingdom 144
Hong Kong 83
Singapore 77
Monaco 65
Jersey 27
Israel 26
Denmark 22
Australia 18
Sweden 16
Other 9
Total 24,893

(1) As of December 31, 2002.

Gender breakdown[1]


46%
11.359
women
54%
13.534
men

(1) As of December 31, 2002.

Two hundred and fifty of the Group's executive managers also met in Brussels in 2002 for a seminar entitled *Dexia a vision to live.* Workshops on Group businesses conducted by Dexia's chief executives enabled the participants to share experiences with fellow managers from around the world.

In his presentation, Pierre Richard recalled the main management guidelines – the advantage of strengthening the unity of the Group, the importance of sharing the same strategic vision and the necessity of cultivating integrity as a fundamental value.

Breakdown by age[1]

Age	♀	♂
> 61	27	63
56 - 60	214	599
51 - 55	654	1,399
46 - 50	1,194	1,809
41 - 45	1,560	2,132
36 - 40	2,183	2,440
31 - 35	2,163	2,258
26 - 30	2,189	2,109
21 - 25	1,111	698
< 21	64	27

(1) As of December 31, 2002

Developing expertise

Training in an international group engaged in complex and varied business lines represents a fundamental issue and a major investment. Beyond technical training programs which enable employees to develop the know-how required to exercise corporate responsibilities, the Group has devised a certain number of cross-division training programs to promote the sharing of best practices in the Group.

Anticipating the requirements of the charter of social management principles in terms of training and, particularly language training, the Group organized an intensive, advanced English-language program in 2002. The course was held at one of the best-known schools in Oxford. This enabled employees from a dozen entities to improve their practice of business English, and also to create bonds in the Group that go beyond linguistic and geographic borders.

In addition, in 2002 a cross-division management training program was prepared for the beginning of 2003. It is designed to help Group managers acquire collective management values.



Evaluating performance

The creation of a management culture also involves the introduction of common evaluation processes. This is why the Group has developed a system based on consistent and fair criteria that are applicable throughout the company. Every year, employees meet their superior for a performance review, a very important event in relations between a worker and the employer, in which results and skills are subjected to evaluation.

This approach, which is based on dialog between hierarchical superiors and the employees in their charge, is resolutely forward-looking. A significant part of the interview is dedicated to an evaluation of skills to be developed and to the best way to achieve this goal, in particular through appropriate training. This harmonization of evaluation processes also aims to facilitate and promote mobility within the Group.

Launched in 2001, Dexia Executive Assessment of Leadership (DEAL) was pursued last year. This new career management tool makes it possible to identify executive managers with high potential and to set up individual career development plans.


DEAL

Breakdown by seniority[1]

Number of years	♀	♂
> 40	7	10
36 - 40	49	66
31 - 35	238	420
26 - 30	633	785
21 - 25	769	1,118
16 - 20	1,148	1,568
11 - 15	1,760	1,990
6 - 10	1,514	1,822
0 - 5	5,241	5,755

(1) As of December 31, 2002.



European labor relations

A significant step forward was accomplished in 2002 by the Group and its European works council in the area of labor relations.

The European works council and company representatives signed an agreement on the "Social Management Principles of the Dexia Group". This event confirms the importance given to open and constructive social dialog in the Group.
The principles defined lay the foundation for the rules that will apply to all of the Group's employees within Europe, whatever the entity they work for, in keeping with applicable legislation in each country. These rules concern labor relations, employment (skills, training, job offers, career development) and mobility in the Group.

Integrating human resources

The year 2002 was also marked by the further integration of Human Resources initiatives in the Group's entities so as to reinforce the consistency of the policies and processes introduced at the level of the Group. Organized around different piloting structures (the human resources executive committee, job pools in France and Belgium, work groups) and common projects, such integration makes it possible to enhance efficiency and transparency, in particular by sharing best practices.

Meeting at a seminar for the first time at the beginning of 2002, the principal human resources managers from Europe, the United States and Asia worked on cross-division issues linked to training, internal communication, employee savings plans and evaluation.



Encouraging employee savings plans

The objectives of the employee shareholding plan launched by the Group in 2000 were to reinforce the feeling of belonging to a socially unified group, involve employees in the Group's strategy and encourage the creation of employee shareholding plans under favorable conditions.

Like the two previous plans, the 2002 plan was a success. It was a further step toward the constitution of an employee shareholding base, a sure way to promote a corporate culture within the Group.

In fact, in an unfavorable environment characterized by high volatility in the stock market, employees subscribed for a total of almost EUR 130 million. Among the Group's 26,141[1] employees in 25 countries, almost six out of ten chose to subscribe Dexia shares. For example, the capital increase attracted two out of three employees in Belgium, three out of four in France and one out of two in Luxembourg. These results are particularly satisfactory, since, as an element of comparison, the other groups which conducted operations of this type at the international level reported participation of approximately 30%.

After this third operation, the workforce holds 3.5% of the capital of Dexia SA. In 2000, the Group set an objective of 5% of the capital in employees' hands by 2005.

(1) As of December 31, 2002.



DEXIA

Square de Meeûs 1
B-1000 Brussels

Tel.: (32) 2 213 57 00
Fax: (32) 2 213 57 01

www.dexia.com

In Paris
7-11, quai André Citroën
BP 1002
F-75901 Paris cedex 15

Tel.: (33) 1 43 92 77 77
Fax: (33) 1 43 92 70 00

Dexia in the world

WWW.DEXIA.COM, STRAIGHT FROM THE GROUP

Dexia's Internet site, **www.dexia.com**, is one of the Group's main vectors of information. Open to Internet surfers interested in the company and more especially to shareholders, financial analysts, investors and journalists, it offers a detailed presentation of the Group, which is updated daily. In 2002, its architecture and presentation were modified to make it more accessible and interactive. Further modernization of the site's structure is scheduled for 2003. www.dexia.com received 2,000 hits per day for an average of 15 minutes. The site's editorial quality is widely recognized. For example, the French economic newspaper *La Tribune* ranked it twelfth among the Internet sites of CAC 40 companies, *The Financial Times* eighth among European banks and first among Belgian BEL20 companies, and the Belgian newspaper *Financieel Economische Tijd* ranked it first among Belgian banks.

AMCC
1180 NW Maple Street Suite 202
Issaquah, WA 98027
USA
Telephone: (1) 425 313 46 00
Fax: (1) 425 313 10 05
www.artesiamortgage.com

Artesia Leasing & Renting and Artesia Lease
Avenue Livingstone 6
B-1000 Brussels
Telephone: (32) 2 285 29 29
Fax: (32) 2 285 39 99

Astris Finance
1730 K Street, NW Suite 900
Washington, DC 20006
USA
Telephone: (1) 202 223 94 27

Ausbil Dexia
Veritas House – Level 23
207 Kent Street
Sydney NSW 2000
Australia
Telephone: (61) 2 925 90 200
Fax: (61) 2 925 90 222
www.ausbil.com.au

Bancoval
Fernando el Santo 20
E-28010 Madrid
Telephone: (34) 91 360 99 00
Fax: (34) 91 360 99 01
www.bancoval.es

Banque Artesia Nederland
Herengracht 539-543
NL-1017 BW Amsterdam
P.O. Box 274
NL-1000 AG Amsterdam
Telephone: (31) 20 520 49 11
Fax: (31) 20 624 75 02
www.artesia.nl

Belstar
Riverside Business Park
Boulevard International 55 boîte 37
B-1070 Brussels
Telephone: (32) 2 556 01 70
Fax: (32) 2 524 01 88
www.belstar.be

Cevi
Bisdomplein 3
B-9000 Ghent
Telephone: (32) 9 264 07 01
Fax: (32) 9 233 05 24
www.cevi.be

Ciger
Rue de Néverlée 12
B-5020 Namur
Telephone: (32) 81 55 45 11
Fax: (32) 81 55 45 06
www.ciger.be

Corona
Avenue de la Métrologie 2
B-1130 Brussels
Telephone: (32) 2 244 22 11
Fax: (32) 2 216 15 15
www.corona.be

Créatis
34, rue Nicolas Leblanc
BP 5911
F-59011 Lille
Telephone: (33) 3 20 40 59 59
Fax: (33) 3 20 30 16 15

Dexia Asset Management
- Headquarters
  Boulevard Pachéco, 44
  B-1000 Brussels
- Opérations
  Rue Royale 180
  B-1000 Brussels
  Telephone: (32) 2 222 52 42
  Fax: (32) 2 222 91 48
  www.dexia-am.com

Dexia Asset Management
Washington Plaza
40, rue Washington
F-75408 Paris Cedex 08
Telephone (33) 1 53 93 40 00
Fax: (33) 1 45 63 31 04
www.dexia-am.com

Dexia Asset Management
Fukoku Seimei Building 12F
2-2-2, Uchisaiwa-cho, Chiyoda-ku
Tokyo 100-0011
Japon
Telephone: (81) 3 5251 3560
Fax: (81) 3 5251 3561
www.dexia-am.com

Dexia Asset Management
283, route d'Arlon
L-1150 Luxembourg
Telephone: (352) 25 43 43 1
Fax: (352) 25 43 43 4940
www.dexia-am.com

Dexia Asset Management Luxembourg, succursale de Genève
2, rue de Jargonnant
CH-1207 Geneva
Telephone: (41) 22 707 90 00
Fax: (41) 22 707 90 90
www.dexia-am.com

Dexia Assureco
7-11, quai André Citroën
F-75015 Paris
Telephone: (33) 1 43 92 77 49
Fax: (33) 1 43 92 78 99

Dexia Auto Lease
Avenue Livingstone 6
B-1000 Brussels
Telephone: (32) 2 285 35 88
Fax: (32) 2 282 66 01
www.dexia-auto-lease.be

Dexia Bank Belgium
Boulevard Pachéco, 44
B-1000 Brussels
Telephone: (32) 2 222 11 11
Fax: (32) 2 222 40 32
www.dexia.be
www.axionweb.be

Dexia Bank Belgium Dublin Branch
George's Dock 6
IRL-IFSC Dublin 1

Dexia Bank Belgium New York Branch
445 Park Avenue
New York, NY 10022
USA
Telephone: (1) 212 705 07 00
Fax: (1) 212 705 07 01

Dexia Bank Nederland
Beethovenstraat 300
PO Box 75666
NL-1070 AR Amsterdam
Telephone: (31) 20 348 50 00
Fax: (31) 20 348 55 55
www.dexiabank.nl

Dexia Banque Internationale à Luxembourg
69, route d'Esch
L-2953 Luxembourg
Telephone: (352) 45 90 1
Fax: (352) 45 90 20 10
www.dexia-bil.lu

Dexia Banque Privée France
37-39, rue d'Anjou
F-75383 Paris
Telephone: (33) 1 40 06 60 00
Fax. : (33) 1 42 65 00 98
www.dexiaplus.fr

Dexia BIL Asia Singapore
9 Raffles Place #42-01
Republic Plaza
Singapore 048619
Telephone: (65) 62 22 76 22
Fax: (65) 65 36 02 01

Dexia BIL Dublin Branch
George's Quay House
43 Townsend Street
IRL-Dublin 2
Telephone: (353) 1 613 04 44
Fax. : (353) 1 613 04 45

Dexia BIL, Fuengirola representative office
Puebla Lucia, Local 6
Avda. Alcalde Clemente Diaz
E-29640 Fuengirola
Telephone: (34) 95 25 80 244
Fax: (34) 95 25 80 687

Dexia BIL Holding (Hong Kong)
26th Floor, Bank of China Tower
1 Garden Road
Central, Hong Kong
Telephone: (852) 2978 5656
Fax: (852) 2845 0390

Dexia BIL London Branch
Shackleton House
Hay's Galleria
4 Battle Bridge Lane
UK-London SE1 2GZ
Telephone: (44) 207 556 30 00
Fax: (44) 207 556 30 55

Dexia BIL Singapore Branch
9 Raffles Place #42-01
Republic Plaza
Singapore 048619
Telephone: (65) 62 22 76 22
Fax: (65) 65 36 02 01

Dexia CLF Banque
7-11, quai André Citroën
BP 546
F-75725 Paris cedex 15
Telephone: (33) 1 44 37 45 02
Fax: (33) 1 44 37 45 07
www.dexia-clf.fr

Dexia CLF Lease Services
7-11, quai André Citroën
F-75015 Paris
Telephone: (33) 1 41 14 57 78
Fax: (33) 1 46 90 10 89
www.dexia-clflease.fr

Dexia Corporate Services Hong Kong
26th floor, Bank of China Tower
1 Garden Road
Central Hong Kong
Tel.: (852) 2978 5656
Fax: (852) 2845 0390

Dexia Crediop
Via Venti Settembre, 30
I-00187 Rome
Telephone: (39) 06 47 711
Fax: (39) 06 47 71 59 52
www.dexia-crediop.it

Dexia Crédit Local
7 à 11, quai André Citroën
BP 1002
F-75901 Paris cedex 15
Telephone: (33) 1 43 92 77 77
Fax: (33) 1 43 92 70 00
www.dexia-clf.fr
www.dexia-creditlocal.com

Dexia Crédit Local Australia
Level 23, Veritas House
207 Kent Street
Sydney NSW 2000
Australia
Telephone: (612) 92 47 56 39
Fax: (612) 92 59 02 22

Dexia Crédit Local Dublin Branch
West Block Building
IRL-IFSC Dublin 1
Telephone: (353) 1 670 27 00
Fax: (353) 1 670 27 05

Dexia Crédit Local New York Agency
445 Park Avenue
New York, NY 10022
USA
Telephone: (1) 212 515 70 00
Fax: (1) 212 753 55 22
www.dexia-americas.com

Dexia Crédit Local Portugal
Estrella Office
Rua Domingos Sequeira 27-5G
P-1350-119 Lisboa
Telephone: (351) 21 395 15 16
Fax: (351) 21 397 77 33

Dexia Crédit Local Singapore
9 Raffles Place # 42-01
Republic Plaza
Singapore 048619
Telephone: (65) 62 36 01 25
Fax: (65) 65 36 02 19

Dexia Crédits Logement
Headquarters
Boulevard Pachéco 44
B-1000 Bruxelles

Operations
- Chaussée de Dinant 1033
  B-5100 Wépion
  Telephone: (32) 81 46 82 11
  Fax. : (32) 81 46 05 55
- *H. Consciencestraat 6*
  B-8800 Roeselare
  Telephone: (32) 51 23 21 11
  Fax. : (32) 51 23 21 45

Dexia Éditions
7-11, quai André Citroën
F-75015 Paris
Telephone: (33) 1 43 92 79 13
Fax: (33) 1 43 92 76 72

Dexia Épargne Pension
62, rue de la Chaussée d'Antin
F-75009 Paris
Telephone: (33) 1 43 92 77 02
Fax: (33) 1 45 26 34 20
www.dexia-ep.com

Dexia Factors
Avenue Livingstone 6
B-1000 Bruxelles
Telephone: (32) 2 282 66 33
Fax: (32) 2 282 66 99
www.dexia-factors.be

Dexia Finance
7-11, quai André Citroën
F-75015 Paris
Telephone: (33) 1 43 92 75 28
Fax: (33) 1 43 92 75 35

Dexia Flobail
7-11, quai André Citroën
F-75015 Paris
Telephone: (33) 1 43 92 73 89
Fax: (33) 1 45 75 34 59

Dexia Fund Services Belgium
Rue Royale 180
B-1000 Brussels
Telephone: (32) 2 222 07 01
Fax: (32) 2 222 52 26

Dexia Fund Services Cayman
Coconut Villa #2
Jennifer Drive, Snug Harbour
PO Box 10211 APO
Grand Cayman BWI
Telephone: (1345) 945 85 00
Fax: (1345) 945 85 01

Dexia Fund Services Dublin
George's Quay House
43 Townsend Street
IRL-Dublin 2
Telephone: (353) 1 613 04 00
Fax: (353) 1 613 04 01

Dexia Fund Services France
39, rue d'Anjou
F-75008 Paris
Telephone: (33) 1 49 35 68 01
Fax: (33) 1 49 35 70 54

Dexia Fund Services Italia
Procaccini Center
Via Messina 38
Torre B, Piano 5
I-20154 Milan
Telephone: (39) 02 3362 32 01
Fax: (39) 02 3362 32 30

Dexia Fund Services Singapore
9 Raffles Place #42-01
Republic Plaza
Singapore 048619
Telephone: (65) 64 35 33 36
Fax: (65) 65 36 02 19

Dexia Fund Services Switzerland
Badenerstrasse 565
Case Postale 101
CH-8066 Zürich
Telephone: (41) 1 286 97 01
Fax: (41) 1 286 97 50

Dexia Global and Structured Finance
445 Park Avenue
New York, NY 10022
USA
Telephone: (1) 212 515 71 57
Fax: (1) 212 421 47 94

Dexia Hypothekenbank Berlin
Charlottenstrasse 82
D-10969 Berlin
Telephone: (49) 30 25 59 8-0
Fax: (49) 30 25 59 8-2 00
www.dexia.de

Dexia Insurance
Avenue des Arts 23
B-1000 Bruxelles
Telephone: (32) 2 237 15 11
Fax: (32) 2 237 16 99

Dexia Investments Ireland
6 George's Dock
IRL-IFSC Dublin 1
Telephone: (353) 1 645 5000
Fax: (353) 1 829 1577
www.dexia-investments.ie

Dexia Lease Belgium
- Headquarters
  Boulevard Pachéco 44
  B-1000 Brussels
- Operations
  Avenue Livingstone 6
  B-1000 Brussels
  Telephone: (32) 2 222 38 39
  Fax: (32) 2 222 37 13
  www.dexialease.be

Dexia Lease France
7-11, quai André Citroën
F-75015 Paris
Telephone: (33) 1 43 92 75 13
Fax: (33) 1 47 75 34 59

Dexia Life & Pensions
2, rue Nicolas Bové
L-1253 Luxembourg
Telephone: (352) 262 54 41
Fax: (352) 262 54 45 480
www.dexia-life.com

Dexia Municipal Agency
7-11, quai André Citroën
F-75015 Paris
Telephone: (33) 1 43 92 77 77
Fax: (33) 1 43 92 70 00
www.dexia-ma.com

Dexia Partenaires France
2, rue de Messine
F-75008 Paris
Telephone: (33) 1 40 76 03 74
Fax: (33) 1 40 76 03 71

Dexia P-H Private Bank Denmark
Grønningen, 17
DK-1270 Copenhagen
Telephone: (45) 33 46 11 00
Fax: (45) 33 32 42 01
www.phbank.dk

Dexia Prévoyance
Site BRGM
BP 6009
F-45060 Orléans cedex 2
Telephone: (33) 2 38 64 39 80
Fax: (33) 2 38 64 33 68
assurance@dexia-prevoyance.com

Dexia Private Bank Jersey
P.O. Box 12
2-6 Church Street
UK-St Helier, Jersey JE4 9NE
Telephone: (44) 1534 83 44 00
Fax: (44) 1534 83 44 11
Dexia P. Bank Switzerland

Dexia Private Bank Switzerland
Beethovenstrasse, 48
CH-8039 Zürich
Telephone: (41) 1 286 92 92
Fax: (41) 1 201 14 71
www.dexia.ch

Dexia Public Finance Bank London Branch
55 Tufton Street – Westminster
UK-London SW1P 3QF
Telephone: (44) 207 799 3322
Fax: (44) 207 799 2117

Dexia Public Finance Norden
Box 7573
Engelbrektsplan, 2
S-103 93 Stockholm
Telephone: (46) 8 407 57 00
Fax: (46) 8 407 57 01

Dexia Sabadell Banco Local
Paseo de las Doce Estrellas, 4
Campo de las Naciones
E-28042 Madrid
Telephone: (34) 91 721 33 10
Fax: (34) 91 721 33 20

Dexia Santé
40, rue Sadi Carnot
F-78120 Rambouillet
Telephone: (33) 1 61 08 66 00
Fax: (33) 1 61 08 66 11
www.dexia-sante.fr

Dexia Securities France
112, avenue Kléber
F-75116 Paris
Telephone: (33) 1 56 28 52 00
Fax: (33) 1 56 28 52 90
www.dexia-securities.fr

Dexia Securities Services
Beethovenstraat 300
P.O. Box 75666
NL-1070 AR Amsterdam
Telephone: (31) 20 348 5000
Fax: (31) 20 348 7576

Dexia Securities USA
747 Third Avenue, 22nd floor
New York, NY 10017
USA
Telephone: (1) 212 3760 130
Fax: (1) 212 3760 139

Dexia Société de Crédit
- Headquarters and operations
  Rue des Clarisses 38
  B-4000 Liège
  Telephone: (32) 4 232 45 45
  Fax: (32) 4 232 45 01
- Operations
  Boulevard Saint-Michel 50
  B-1040 Brussels
  Telephone: (32) 2 732 12 12
  Fax: (32) 2 737 29 27
  www.dexia-sdc.be

Dexia Sofaxis
Route de Creton
F-18100 Vasselay
Telephone: (33) 2 48 48 10 10
Fax: (33) 2 48 48 10 11
www.sofaxis.com
www.sofcah.com
www.sofcap.com

Dexia Trust Services Hong Kong
26th floor, Bank of China Tower
1 Garden Road
Central Hong Kong
Telephone: (852) 2978 5656
Fax: (852) 2845 0390

Dexia Trust Services Jersey
P.O. Box 300
2-6 Church Street
St Helier, Jersey JE4 8YL
Telephone: (44) 1534 83 44 44
Fax: (44) 1534 83 44 55

Dexia Trust Services Singapore
9 Raffles Place #42-01
Republic Plaza
Singapore 048619
Telephone: (65) 64 35 33 36
Fax: (65) 65 36 02 19

DVV Insurance
Avenue Livingstone 6
B-1000 Brussels
Telephone: (32) 2 286 61 11
Fax: (32) 2 286 15 15
www.dvvlap.be

Ely Fund Managers (Holdings)
Audrey House
Ely Place
UK-London EC1N 6SN
Telephone: (44) 20 7404 5333
Fax: (44) 20 7404 5747
www.ely.uk.com

Eural
W.T.C. Tour 1
Boulevard du Roi Albert II 30 boite 37
B-1000 Brussels
Telephone: (32) 2 204 39 99
Fax: (32) 2 204 38 00
www.eural.be

Experta Corporate and Trust Services
180, rue des Aubépines
L-1145 Luxembourg
Telephone: (352) 26 92 55-2263
Fax: (352) 26 92 55-3366

Experta (Suisse)
Steinengraben, 22
CH-4002 Basel
Telephone: (41) 61 285 17 17
Fax: (41) 61 285 17 77

Fidexis
Rue de la Charité 15
B-1210 Brussels
Telephone: (32) 2 209 02 30
Fax: (32) 2 209 02 37

Financial Security Assurance
350 Park Avenue
New York, NY 10022
USA
Telephone: (1) 212 826 01 00
Fax: (1) 212 688 31 01
www.fsa.com

First European Transfer Agent
5, rue Thomas Edison
L-1445 Strassen
Telephone: (352) 25 47 01 – 1
Fax: (352) 25 47 01 – 9500

Floral
7-11, quai André Citroën
F-75015 Paris
Telephone: (33) 1 45 77 33 93
Fax: (33) 1 43 92 70 57

Fortior Holding
Popular Banca Privada
Popular Gestion Privada
Edificio Torre Europa
Paseo de la Castellana, 95 4ª planta
E-28046 Madrid
Telephone: (34) 914 18 93 26
Fax: (34) 914 18 93 28
www.iberagentes.es

Kempen Capital Management
- Beethovenstraat 300
  PO Box 75666
  NL-1070 AR Amsterdam
  Telephone: (31) 20 348 8800
  Fax: (31) 20 348 8850
  www.kempen.nl
- Dorpsstraat 1
  PO Box 44
  NL-5260 AA Vught
  Telephone: (31) 73 6580 490
  Fax: (31) 73 6580 499
  www.kempen.nl

Kempen Capital Management België
Frankrijklei 103
B-2000 Antwerpen
Telephone: (32) 3 224 82 00
Fax: (32) 3 224 82 39

Kempen Capital Management Suisse
22, rue de Villereuse
CH-1207 Geneva
Telephone: (41) 22 592 91 41
Fax: (41) 22 592 91 42

Kempen Capital Management (UK)
41 Melville Street
UK-Edinburgh EH3 7JF
Telephone: (44) 131 2266 985
Fax: (44) 131 2266 984

Kommunalkredit Austria
Türkenstrasse 9
A-1092 Vienna
Telephone: (43) 1 316 31 0
Fax: (43) 1 316 31 503
www.kommunalkredit.at

Linde Partners Asset Management
134, route d'Arlon
L-8008 Strassen
Telephone: (352) 31 51 55
Fax: (352) 31 51 55 31
www.lindepartners.com

Otzar Hashilton Hamekomi
3, Heftman Street
64737 Tel-Aviv
Israel
Telephone: (972) 3 695 7211 5
Fax: (972) 3 691 9503

Parfibank
Boulevard du Régent 40
B-1000 Brussels
Telephone: (32) 2 513 90 20
Fax: (32) 2 512 73 20
www.parfibank.be

Prvá Komunálna Banka
Hodžova 11
01011, Žilina
Slovak Republic
Telephone: (421) 89 51 11 506
Fax: (421) 89 51 11 530
www.pkb.sk

Sepia
Avenue Livingstone 6
B-1000 Brussels
Telephone: (32) 2 286 63 27
Fax: (32) 2 284 74 76

Société Luxembourgeoise de Leasing BIL-Lease
14-16, avenue Pasteur
L-2310 Luxembourg
Telephone: (352) 22 77 33 1
Fax: (352) 22 77 44

Société Monégasque de Banque Privée
9, boulevard d'Italie
MC-98000 Monaco
Telephone: (377) 93 15 23 23
Fax: (377) 93 15 23 32

Sogama Crédit associatif
75, rue Saint-Lazare
F-75009 Paris
Telephone: (33) 1 42 80 42 24
Fax: (33) 1 42 81 42 98

Van Lieshout & Partners
Maliebaan 45
PO Box 13224
NL-3507 LE Utrecht
Telephone: (31) 30 23 45 432
Fax: (31) 30 23 45 400
www.vanlieshout-en-partners.nl

WGH Informatique
Avenue de l'Expansion 7
B-4432 Ans
Telephone: (32) 4 246 10 46
Fax: (32) 4 246 03 03
www.wgh.be

Dexia's Annual Report is published
by the Group's corporate communications division
in cooperation with the communications departments
of Dexia Bank Belgium, Dexia Crédit Local
and Dexia Banque Internationale à Luxembourg.



The Annual Report is also available in French,
Dutch and German. A copy may be obtained on request from
Dexia Headquarters in Brussels or Paris.

Dexia SA
Square de Meeûs 1
B-1000 Brussels

Paris
7 à 11, quai André Citroën
F-75015 Paris

Photographs
David Carr - Michel Labelle - Zefa - Gettyimages - Roland Bourguet/ADEME - Photothèque Terre de Sienne

Design
TERRE DE SIENNE

Layout
NORD COMPO - +33 3 20 41 40 01

Printing
Snoeck-Ducaju & Zoon, B-9000 Ghent


DEXIA

SUSTAINABLE DEVELOPMENT 2002

the bank for sustainable development


DEXIA

FTSE4Good indices:

DJSI indices:

ASPI Eurozone index:

Ethibel Sustainability Index:

Vigeo agency site:

Innovest agency site:


Innovest
Strategic Value Advisors


03
Member of
Dow Jones
Sustainability
Indexes

In 2002, Dexia was included in the four following benchmark indices promoting sustainable development:

[illegible]	[illegible]	[illegible] "Europe" and "Global"	[illegible] "Europe" and "Global"
SAM/STOXX – Dow Jones Indices	Vigeo/STOXX	Eiris/FTSE	Ethibel/Standard & Poor's
310 companies	116 companies	526 companies in "Global" including 209 for "Europe"	154 companies in "Global" including 75 for "Europe"



According to the environmental evaluation model EcoValue21 developed by the rating agency Innovest Strategic Value Advisors, Dexia was rated AAA as of December 31, 2002 (possible range: AAA to CCC).

In February 2002, Vigeo (ex-Arese) published its 2002 rating:

[illegible]	
Human Resources	=
[illegible]	[illegible]
Clients & Suppliers	=
[illegible]	
Community	+


ETHIBEL
MEMBER OF THE ETHIBEL SUSTAINABILITY INDEXES

Dexia was one of nine companies nominated in the "sustainable development" category for the 2002 Belgian-Luxembourg Prize for the best environmental and sustainable development report in 2001, awarded by Institut des Réviseurs d'Entreprises in Brussels on December 10, 2002. Out of the 600 companies contacted, only 18 were nominated.

Dexia, a company committed to sustainable development

The growing importance of Socially Responsible Investment in the last two years demonstrates the need to reconcile corporate efficiency and its social and environmental impact. Not only does sustainable development motivate companies to redefine their objectives and make maximum use of their resources, but it must also demonstrate that is creates long-term economic value. Dexia is ready to take on this challenge.

Dexia is analyzed by different research firms and rating agencies. Several of these organizations issue social and environmental ratings; other do not publish their ratings but have included Dexia in a roster of companies that serves to create and manage stock market indices targeting ethical or Socially Responsible Investment.
Since the merger of Dexia France and Dexia Belgium in November 1999, the rating refers to the Belgian parent company Dexia SA, listed in Belgium (BEL20), in France (CAC 40) and in Luxembourg.







and methodology

The 2002 Sustainable Development Report primarily aims to illustrate the diversity of initiatives and best practices launched in 2002 by the Group's main entities to promote its sustainable development strategy. The report presents and analyzes several of the company's major structural and cross-divisional activities from this point of view.

While Dexia SA is a company subject to Belgian law, ninety-seven percent of the Dexia Group's 24,893 employees are based in European countries which already have stringent environmental and labor regulations.

In terms of indicators, experiments are conducted within the Group, particularly by DVV Insurance in Belgium and Dexia Sofaxis in France, applying the recommendations of the Global Reporting Initiative (GRI).

profile

A major player in the European financial sector

Dexia was created through the 1996 alliance of Europe's two largest local public finance companies: Crédit Local de France and Crédit Communal de Belgique. Together with Banque Internationale à Luxembourg (BIL), the two institutions joined forces in 1999 to become Dexia, in one of the first cross-border mergers in European banking. An early believer in the European Monetary Union, the Group is now one of the fifteen largest financial institutions listed on the stock market in the euro zone and one of the best rated worldwide, since Dexia's main entities are rated AA or AAA.

Primarily focused on public finance and the management of retail banking assets, Dexia naturally works for the long term, forging lasting relations with its clients. These characteristics make Dexia a "sustainable development" investment. To back its strategic businesse lines and in light of the volume of its bond issues (most of which are rated AAA), Dexia is also active in the world's capital and money markets, which ensure the best possible access to resources for both the bank and its clients.



Group values

The very nature of these activities, their respective contribution to corporate results and the values the Group promotes define Dexia's distinguishing characteristics in the world of finance. Its client categories and the nature of the transactions it conducts assure the Group of a low risk profile, illustrate its commitment to the long term, confirm its role as a socially responsible corporate entity, and inspire its commitment to sustainable development. In addition, vis-à-vis its shareholders, Dexia has constantly targeted and attained a high and regular level of profitability and achieved financial performance that creates value and generates dividends.



Pierre Richard
Group Chief Executive Officer, Chairman of the Management Board

Dexia
the bank for sustainable

Why has the Group adopted a new by-line: "Dexia, the bank for sustainable development"?



Today, among European and global banks, Dexia has the most legitimate claim to this title. And tomorrow to an even greater degree, Dexia will be the bank which systematically puts sustainable development at the heart of its relations with all its stakeholders, particularly its shareholders, clients and employees. A major portion of the activity of Dexia Crédit Local, "the local development banker", incarnates sustainable development values. Its expertise can only grow since it involves promoting local development while preserving the quality of living conditions over the long term.

Our asset management business already enables the Dexia Group to rank fourth in Europe in terms of assets under management invested according to socially responsible and environmental criteria.

Finally, in Belgium, Dexia Bank, beyond its central role in managing retail customer savings, has for several years now offered adapted social products that facilitate financial transactions for the underprivileged and social welfare centers.

Dexia will be the bank for sustainable development, for our future, in the heart of Europe, implies a long-term approach and is committed to the harmonious development of the countries in which the Group operates. These two strategic focuses will allow us to build and develop our company: vis-à-vis our clients by maintaining relations of confidence and honoring our ethical commitments; vis-à-vis our employees by creating a distinctive form of recognition that will serve as a binding force for our corporate culture and organization; and finally vis-à-vis our shareholders by assuring them over the long term that we create lasting value and wealth.



development

What is the thrust of this report?

Every company has to forge its own sustainable development approach, taking into account the nature of its activities and its geographic realities, and most especially by exploiting its own set of values. Most of the countries in which our entities and subsidiaries operate already have high requirement levels in the field of social and environmental regulation. Dexia does not pollute or consume much energy. Its main purpose is to impulse its clients and all its stakeholders by mobilizing a full range of adapted products and services. Its culture and business lines predispose the Group to adopt such proactive behavior. Aware of the importance of relaying sustainable development values within the company for its employees, Dexia also promotes environmental protection and community action.

How do you view the year which has just ended and what are your objectives for the years to come?

Despite conditions in the stock market and the brutal drop in financial markets, we continued to implement our sustainable development action plan throughout the Group in 2002.

2003 should be an important year in which we will disseminate and develop concrete projects linked to our sustainable development strategy. Our constant ambition is to be among the top-ranking companies in agency ratings and stock market indexes. In our business lines, we aim to support know-how and expertise based on local sustainable development initiatives, and in this area promote innovative solutions. In investment management services, our "ethical" or socially responsible investment products proposed by both our private and retail banking activities should consolidate Dexia's position as a leader in this market. Finally, the experience we have acquired in universal banking services in Belgium will enable Dexia to keep pace with legislative developments in this field and to be "the bank for everyone".

In this way, despite the uncertain economic environment at the beginning of 2003, the values we espouse – a grass-roots approach, responsibility and a long-term vision – should confirm the fundamental traits that make up the identity and specific character of the Dexia Group.

Constant improvement

Any commitment in favor of sustainable development needs to be conceived and measured over the long term. For this reason, Dexia's *2002 Sustainable Development Report* is significantly more developed than the previous year's report so as to provide a broader view of the diversity of the Group's commitments and partnerships.

Management

Dexia's action plan is based on several simple and pragmatic principles: to structure the company's major regulatory and corporate governance instances as efficiently as possible, to share best practices within the company, to ensure that the Group's businesses and entities incorporate sustainable development priorities, to disseminate these values to all of the Group's stakeholders (clients, shareholders, partners, NGOs, etc.).

The company's sustainable development strategy is defined and piloted at the highest level, at the initiative and under the responsibility of Dexia's Management Board, which is comprised of the chairmen of the Group's main entities and the heads of Dexia's business lines. To ensure implementation, Daniel Caille has been entrusted by Dexia's Management Board with a mission aiming at conceiving and formulating proposals in terms of sustainable development. He is assisted by the Head of sustainable development at group level in charge of animating and piloting a steering committee that includes the principal representatives of Dexia's entities and business lines.

For additional information on corporate governance, see the section "To Undertake" in Dexia's 2002 Annual Report.

Commitments

In April 1998, Dexia signed the United Nations Declaration of Financial Institutions on the Environment and Sustainable Development, an initiative of the United Nations Environmental Programme. An additional commitment took concrete form in December 2002, when Dexia signed the Global Compact launched by the United Nations in July 2000 under the direct authority of Kofi Annan, General Secretary of the United Nations and a winner of the Nobel Peace Prize. This pact is based on nine principles that reflect the global, cross-sector dimension of sustainable development. In 2003, Dexia will implement this approach by identifying concrete examples of best practices and developing partnerships.



Global Compact Policy Dialogue 2002
Business and Sustainable Development

Partnerships

In 2002, Dexia supported initiatives and research programs to promote the adoption of a sustainable development approach by all its stakeholders. Dexia is a member of different organizations, in France, for example, of *Observatoire sur la Responsabilité Sociétale des Entreprises* and of the association *Entreprises pour l'Environnement.* As a sponsor and expert, Dexia Asset Management helps organize European events on socially responsible investment so that stakeholders can share best practices.



☐ In Belgium, DVV Insurance is a partner of two of the 19 projects selected by the *Fondation Roi Baudouin* in its Invest in the Future campaign to heighten corporate awareness of sustainable development issues. The first project involves introducing the Global Reporting Initiative (GRI) in Belgium and assisting companies that are pioneers in applying its guidelines. The second project is to create and motivate a work group composed of small and medium-sized businesses committed to sustainable development and based on sharing best practices among all the partners.

☐ In France, Dexia Crédit Local joined *Comité 21*, with which the Sustainable Development Ribbons program was organized in partnership with municipal authorities (*Association des Maires de France* and *Association des Maires de Grandes Villes de France*). The bank also promotes the best practices of local decision-makers.

Relations with shareholders

During the Actionaria convention organized in Paris on November 22 and 23, 2002, Dexia published the results of an exclusive poll conduced in partnership with Taylor Nelson Sofres from a representative national panel of 504 individual shareholders. The poll showed that French individual shareholders are more and more involved in the management of their portfolio, that they prefer the status quo, but remain confident in the prospects the stock market offers.

Since the beginning of 2002, the great majority of the shareholders polled engaged in no transactions; 69% bought no new shares and 83% did not sell. There was, however, a small group of shareholders (19%) who were very active and generally had large portfolios. Despite the market slump, this group initiated more than three transactions between July and October 2002. Almost a third of the shareholders polled also significantly modified the way they manage their portfolio. They monitor prices more regularly and seek detailed information on a company's economic and financial performance. They also make strong demands in terms of compliance, audit procedures and communication. For this reason, sustainable development is a parameter that is taken into consideration in their investment choices. Almost three-quarters of the shareholders (74%) polled consider the measures listed companies take to promote sustainable development is an important criterion (very important for 23%) when they have an investment decision to make.

Individual shareholders



Since its was floated on the stock market, Dexia has actively promoted individual shareholding. Current economic and stock market conditions and a growing number of questions about corporate responsibility with regard to social and environmental issues confirm the Group in its commitments and encourage it to continue to develop transparent channels of communication with its individual shareholders. Dexia implements an active policy that targets shareholder loyalty over the long term, makes sure that the information it provides is reliable, regular and transparent, and treats all shareholders fairly. The European advisory committee of individual shareholders, the ordinary general meeting and regional meetings play an important role in maintaining quality information for the Group's individual shareholders.

For further information on Investor Relation, see the section "To Undertake" in Dexia's 2002 Annual Report.



nnovation

The main reason for being of Dexia is to trigger a forward movement towards its clients and all stakeholders by mobilizing a complete range of adapted products and services.







Actively promoting local sustainable development

For several years, Dexia has supported the development of regional infrastructures. Strengthening its relations with European countries that are about to join the European Union and with countries around the Mediterranean, the bank offers a full range of products and services to promote sustainable development.

Informing and heightening the awareness of local decision-makers

☐ Dexia helps local decision-makers in Europe to understand and monitor regulations and standards. Working to heighten their awareness of sustainable development issues in 2002 the Group published its annual review of local finances in the European Union (trends 1996/2001), the second edition of *Local Finance in the Fifteen Countries of the European Union* (Dexia Editions), and guides and surveys to promote closer relations among municipalities as a way to reorganize regions. It also organized workshops and seminars on sustainable development management tools, and commissioned different studies and events on European regulations and waste management.

In France, Dexia Crédit Local focused on sustainable development in its *2003 agenda,* which was distributed to 30,000 local decision-makers. It is the first didactic and pedagogical diary to treat the subject. It has 55 texts and pictures illustrating all the facets of sustainable development.

☐ Analyses of the financial environment also make a concrete contribution to the realization of projects to the advantage of both local governments and hospitals.

In Belgium, the Model for Automatic Hospital Analyses (MAHA) provides a yearly sector analysis of private general hospitals based on their annual financial statements, as well as comparative ratios. Dexia Bank created an Internet site, called SocioNet, which is the first to be dedicated to non-profit organizations. It answers questions on legal, tax and financial matters of concern to social organizations.

In France, a logbook for mayors was introduced in 2001. Meetings are regularly organized with hospital decision-makers in order to review the economic environment, new developments, financial products and forecasting tools. A partnership agreement was signed on July 5, 2002, between Dexia Crédit Local and a non-profit organization to aid the parents of the mentally handicapped (*Union nationale de parents et amis de personnes handicapées mentales*).

Promoting best practices

Sustainable development is a key issue for local governments, for it is at the local level that sustainable development values and practices are applied. Local governments play a pioneering role in many initiatives, including consultation, incentives for clean means of transportation, renewable energies, risk prevention, high quality environment and fair trade.

Together with other partners, Dexia and FSA sponsored the ninth Euromoney conference on



and the Charter of Local Public Services

Dexia works in partnership with international financial institutions, federations of local public-sector decision-makers and private service providers. Dexia was directly involved in the Johannesburg World Summit on Sustainable Development by participating in different work groups and, on December 20, 2002, signing the Charter of Local Public Services, which was initiated by international associations of local governments and *Institut de la Gestion Déléguée*.

regional and municipal financing, which took place in Nice in March 2002.

In France, Dexia Crédit Local and its partners – *Comité 21, Association des Maires de France* and *Association des Maires de Grandes Villes de France* – launched the Sustainable Development Ribbons program in November 2002 to promote best practices in local governments (particularly local *Agenda 21*). The program was officially introduced at the 85th convention of French mayors and it will be renewed every year. In 2003, a book will be published on sustainable development in local governments *(Le mémento 2002-2003 du développement durable dans les collectivités locales).*


Les rubans du
développement
durable

The goal is to publicize the ten best pioneering initiatives taken by local governments and to comment on sustainable development innovations throughout France.

Financial engineering assists future generations

In recent years, Dexia has heightened the awareness of local public-sector decision-makers as to the advantages of long-term financing. This strategy, which the level of long-term interest rates makes very attractive, is the best way to finance infrastructures and promote sustainable development. In this way, the borrowers are able to match financial amortization of the debt and technical depreciation of the facilities, and thus defer the repayment expense over several generations of users. More generally, Dexia, in particular through its financial engineering subsidiary Dexia Finance, allows large French and European local governments to optimize and secure efficient strategies to diversify their outstanding commitments.

In the United States, FSA's Public Finance department contributes to the creation and continued existence of a full range of basic public services by optimizing municipal financing costs. Financial engineering makes it possible to guarantee local public services over the long term. In the first half of 2002, FSA's Health Care group arranged a structured bond issue for New York City Health and Hospitals Corporation, the largest municipal healthcare system in the United States. FSA insured USD 552 million in bonds guaranteed by American government healthcare assets.

In Latin America, the objective is to develop optimal long-term financing solutions for public sector infrastructures, particularly in the areas of water, water purification and waste management.

Dexia is an active partner in the development of an innovative product in Mexico that aims to introduce a way to finance local government investment in the local currency by providing guarantees for the bonds they will issue.

This arrangement facilitates placement with local investors (prinicipally pension funds). A first transaction, currently under study for the city of Tlalnepantla (population 700,000) in the State of Mexico, is scheduled for the first quarter of 2003. The project involves a waste water purification unit on the San Javier river. In Brazil, Dexia also advises Caixa Economica Federal, the country's leader in infrastructure financing, to develop alternative financing arrangements that make it possible to involve the private sector to a greater degree.



Actively promoting
local sustainable development





In Sweden, in the fall of 2002, Dexia Public Finance Norden, in cooperation with the Stockholm stock exchange, launched a training program to improve municipal expertise in debt portfolio management and financial instruments. Experts from the Swedish National Debt Office and the Swedish Municipal Association participated.

Customized products
for the environment

In France, Dexia Crédit Local assists local public-sector decision-makers to invest in equipment that does not cause pollution or helps reduce energy consumption, such as the acquisition or long-term leasing of clean vehicles, improving the energy performance of domestic installations (in partnership with the national electricity and gas utilities), financing the rental of waste collection bins, and upgrading water and waste management facilities. Dexia Crédit Local proposes a broad range of customized financing solutions which can be arranged for the very long term. Dexia Crédit Local can also help finance the infrastructures required to bring a project to fruition by arranging lease financing. In the water sector, Dexia Crédit Local makes a decision-making assistance tool (AQUATIC) available to local authorities. In 2002, Dexia Crédit Local also succored French municipalities seriously affected by flooding – one to provide emergency relief, and the other to ensure long-term funding by the European Investment Bank in the amount of EUR 35 million.



In Belgium, Dexia Bank is the reference banker for the Belgian local public sector with a market share of 89% in 2002. Financing often supports sustainable development projects under the responsibility of municipalities, federations of municipalities, regions and the country's cultural communities (mobility, water purification, waste sorting, restoration of national heritage, etc.).

In Sweden, Dexia Public Finance Norden entered into discussions to support and finance the construction of new incinerators that comply with European Union legislation on waste disposal.

At the EU summit meeting held in Copenhagen in 2002, various countries in Eastern and Central Europe were confirmed as candidates expected to join the European Monetary Union. Among these countries is the Slovak Republic, which has urgent needs in terms of environmental projects, estimated at some EUR 7.2 billion.

Prvá Komunálna Banka participates actively in financing these investments, complementing European Union funds (Phare, ISPA). The focus is clearly on sustainable development and environmental protection. In 2002, PKB made eight commitments to finance projects totaling almost EUR 100 million.

For waste management, the bank granted new loans in the amount of almost EUR 20 million, certain of which complemented European Union funding.

in project financing

The Project Finance Arranger League Tables drawn up by Dealogic (a Euromoney company) for 2002 indicate that Dexia ranks fifteenth in the world in this activity. *Project Finance magazine* (a Euromoney publication) awarded the Group the following distinctions for 2002: the prize for the European Municipal Finance Deal of the Year 2002 for the water purification and distribution project in Seville, Spain, and the prize for the North American Power Deal of the Year for the Fluvanna gas-powered electricity plant project in the United States.

Project financing

Out of a total of EUR 22.5 billion, corresponding to new loans Dexia Crédit Local granted to the public sector in 2002, EUR 2.5 billion were earmarked for project financing, of which approximately EUR 515 million for strictly environmental projects.

In Spain, Dexia Sabadell Banco Local won its first mandate as exclusive lead arranger in the sector of renewable energies for the construction of a wind-power facility at Montes de las Navas near Avila, guaranteeing a EUR 42 million loan to the operator.

In Central and Eastern Europe, Dexia Crédit Local participated with the EBRD in the mobilization of long-term financing in the amount of EUR 13.5 million for two major cities, Sofia in Bulgaria and Lodz in Poland. These funds will make it possible to modernize the urban transportation system and to build and repair city streets. Dexia Crédit Local also provided guarantees on behalf of the EIB for a total of EUR 29.5 million: one to finance the upgrading of a drinkable water production and purification facility and a part of the road between Bielsko-Biala in Poland, and the other to finance a subway in Prague, Czech Republic.

Investment funds

In 2002, Dexia Crédit Local continued to operate the investment fund created with the EBRD, the Dexia FondElec Energy Efficiency & Emissions Reduction Fund, designed to finance over a period of ten years a reduction in energy consumption and greenhouse gas emissions in Central and Eastern Europe. This fund aims to collect up to EUR 150 million from a dozen investors to finance projects related with energy, urban heating, lighting and public transportation.

In the Slovak Republic, Prvá Komunálna Banka manages the State's Environmental Fund on behalf of the Ministry of the Environment.

Dexia Crédit Local, a partner in public policy

In Italy, Dexia Crediop confirmed its financial leadership through different programs related to water, irrigation and the fight against natural catastrophes, for which loan repayment is, in most cases, the responsibility of the Italian government. Dexia Crediop won contracts for several loan arrangements to finance Save Venice and Its Lagoon projects for a total of EUR 238 million in 2002.

In Austria, Kommunalkredit Austria participates in the management of national environmental policies. The bank is one of the largest issuers of investment grade bonds in the environment sector (EUR 1.6 billion in 2002).

In France, in February 2002, Dexia Crédit Local was awarded two contracts – one for social housing loans in the amount of EUR 62 million, and the second, for medium-range housing loans of EUR 30 million in order to boost the medium-range housing market and make it available to average incomes.

In the fight against the greenhouse effect, Dexia plans to participate in studies and initiatives launched by local governments, which are more and more involved in this issue. Dexia targets the creation of a data base to share practices that can be generalized.




COTE EUROPÉENNE
EMIER MARCHÉ

Applying sustainable development to asset management

Ethical funds have developed considerably in Europe in the last two years and especially in the Dexia Group. Investors seek not only to lock in financial performance, but also to build their investment strategy around criteria linked to corporate responsibility in the social and environmental realms. Dexia is equipped to play a major role in this expanding market.

Sustainable funds

Fund review

Dexia Asset Management is a leading player in the market for socially responsible investment funds in Europe, in terms of both the range of funds offered and assets under management. With assets under management of EUR 1.25 billion, sustainable management is a strategic development focus at Dexia Asset Management.

According to the last CSR Europe evaluation for 2001, Dexia has a 6.2% share of the market for socially responsible investment funds in Europe, and a 67% share in Belgium, enabling the Group to rank fourth in this sector at the European level.

Conventional sustainable management: As of December 31, 2002, Dexia Asset Management offered 17 socially responsible "open" funds:

Products of traditional sustainable management

	[illegible]	[illegible]	
Dexia Allocation (with DJSI)	° Sustainable Europe ° Sustainable World		
Dexia Ethique (with Vigeo and Multiplus)	° Equities	° Diversified management	° Bonds
Dexia Sustainable (with Ethibel)	° Regional funds - EMU - Europe - North America - Pacific ° Global theme funds - World Large Caps - Accent Social - Accent Earth	° European Balanced Low ° European Balanced Medium ° European Balanced High	
Dexia Equities L (with Ethibel)	° World Welfare		
Dexia Sustainable World Equities Fund (Australia) (with Ethibel)	° World Equities Fund (Australia)		

For more information on asset management, please visit www.dexia-am.com

In terms of assets under management, these funds represent almost EUR 800 million under management as of December 31, 2002:

Balance sheet of products of traditional "sustainable" management

[illegible]	[illegible]	
	[illegible]	[illegible]
Dexia Sustainable and Dexia Equities	829,132,087	751,563,286
Dexia Allocation	8,619,965	6,934,433
Dexia Ethique	35,030 000	32,156,659
TOTAL	**872,782,052**	**790,654,378**

In 2002, assets under management in conventional "sustainable" investment funds went from approximately EUR 870 million to EUR 790 million. This 9.4% decrease was the sole result of the stock market slump in 2002. Conversely, in terms of subscriptions, sustainable development funds reported growth of approximately 12%.

Specialized sustainable management: Guaranteed capital insurance products grew significantly in terms of both assets under management (+66%) and the number of products offered (+120%).

Balance sheet of products of specialized substainable management

	[illegible]		[illegible]	
	[illegible]	[illegible]	[illegible]	[illegible]
Insurance products	167.82	256.41	3	8
Guaranteed products	55.89	115.75	2	3
TOTAL	223.71	372.16	5	11

Dedicated sustainable management: A line of customized products has been developed for institutional and private banking clients to meet their specific needs. This activity reported strong growth in both assets under management (+87%) and the number of clients (+25%). At the end of 2002, dedicated sustainable management represented almost EUR 90 million.

New products

In 2002, Dexia Asset Management developed different products to keep pace with client needs.

☐ Launched in April 2002, Cordius Capital Target 10 is a guaranteed-capital fund structured to guarantee that investors will be paid back 100% of their initial investment at maturity in 2007. In addition to this amount, investors receive interest of 10% per year if each component of a basket of equities remains at a level that is higher than or equal to 70% of its base value, or if this is not the case, interest of 2%. Equities are included in the initial portfolio on the basis of their financial performance and social, environmental and ethical criteria as evaluated by Ethibel. This product is designed for retail banking customers.

☐ Launched in June 2002, Dexia Life Values is a life insurance product governed by Belgian law (Branche 23). It is marketed to Belgian residents who subscribe with Dexia Insurance. Dexia Life Values has five investment profiles that correspond to investments in equities issued by companies selected by Ethibel, which validates and monitors the portfolio's social and ethical criteria.

Dexia Life Values Defensive: invested only in bonds;
Dexia Life Values Low: 30% equities and 70% bonds;
Dexia Life Values Medium: 50% equities and 50% bonds;
Dexia Life Values High: 70% equities and 30% bonds;
Dexia Life Values Dynamic: invested only in equities.

Applying sustainable development to asset management



☐ Dexia Sustainable World Equities was launched in Australia in November 2002, copying the characteristics of Dexia Sustainable Social Accent.

Events and roadshows

In 2002, Dexia Asset Management participated in many events organized to promote socially responsible investment such as "How to integrate an SRI approach in an institutional investment process?"organized by BVPF-ABFP in Brussels in February 2002; "The First European Forum for sustainable development and a responsible enterprise" (FEDERE 2002) held in Paris in March 2002; "Organizing institutional ethical investment practices" in Paris in April 2002; "The First Social Rating Session in Europe" (Soc.rate) in Brussels in June 2002; and "Euronext Summer University" in Morocco in June 2002.

Dexia Asset Management organized different roadshows throughout Europe: in March 2002 at Eindhoven in the Netherlands ("Sustainable Management"); June 19-20, 2002, in Rome and Milan in Italy ("Gestione Sostenibile, la performance e altre dimensioni" in partnership with Eticare.it); in April 2002 at Madrid in Spain ("La Gestion Sostenible en Dexia Asset Management"); in April 2002 in Luxembourg ("La gestion éthique et durable chez Dexia Asset Management"); in October 2002 at Sydney and Melbourne in Australia ("Sustainable Management").

Performance

The performance of Dexia Asset Management's socially responsible funds demonstrates that financial performance and sustainable development are compatible objectives.
The majority of Dexia Asset Management's sustainable funds report performance that is superior to that of all funds (conventional and sustainable), with a similar risk profile.

Table I presents the performance of the six *Dexia Sustainable* regional and global theme funds (North America, Europe, EMU, Pacific, World Large Caps, Accent Social) compared with a base index of 100 representing the best performance of all asset management products (conventional and sustainable). With regard to their performance since creation, the six products not only rank above average but are among the best 25% of the most profitable funds.



1,00
0,75
0,50
0,25
0,00
Perf. 2002
Perf. since launching
North America
Europe
EMU
Pacific
World Large Caps
Accent Social

Table II presents the six *Dexia Sustainable* regional and global theme funds (North America, Europe, EMU, Pacific, World Large Caps, Accent Social) in terms of volatility index and tracking error.

- Compared with a base index of 100 representing the lowest volatility of all asset management products (conventional and sustainable), the six funds are near average.
- Compared with a base index of 100 representing the smallest tracking error of all asset management products (conventional and sustainable), the six funds are above average, and five of them are among the top 25%.



1,00
0,75
0,50
0,25
0,00
Volatility (min. vol.)
Tracking error (TE minimum)
North America
Europe
EMU
Pacific
World Large Caps
Accent Social

Solidarity funds

In 1998, Dexia Banque internationale à Luxembourg created the sicav Dexia Micro-Credit Fund, the first commercial investment fund designed to refinance microfinance institutions specialized in financial services to small companies in emerging markets.

Dexia Micro-Credit Fund represents a new class of assets that combines a dimension of considerable social impact with an attractive risk/return profile. Investors in the fund (retail banking customers, large investors, funds of funds) are attuned to the concept of socially responsible investment and cooperation between the North and South hemispheres. The financial criterion, linked to the low default rate, an attractive volatility/return ratio and the absence of correlation with other asset classes, provides additional proof of the interest of this fund.

To manage its microfinance portfolio, Dexia Asset Management relies on the Swiss firm BlueOrchard Finance, specialized in managing assets of this type. BlueOrchard selects the microfinance institutions through a comprehensive network of contacts in multilateral development institutions, national cooperation agencies, and non-governmental organizations working in the field. If an opportunity for cooperation proves possible, BlueOrchard Finance ensures due diligence and prepares an evaluation of the financing committee. Its analysis is systematically complemented by an external rating from a standard rating agency or a specialized rating agency which conducts a thorough two-week financial and operating audit at the institution. On the basis of BlueOrchard's evaluation the financing committee decides to invest or not. If so, the institution reports on a monthly basis over the whole life of the investment and it is visited every year. Selection criteria are always based on an analysis of the quality and pertinence of the work of each microfinance institution.



Dexia Micro-Credit Fund has two compartments (USD and CHF) which when combined represent a portfolio of USD 26.2 million (as of December 31, 2002). The fund is highly diversified. It is active in 19 developing countries in Latin America, Asia and Eastern Europe and finances 30 institutions.

This number should increase, for the fund targets a growing number of micro-entrepreneurs and stable institutions, which are also multiplying.



Meeting clients' social needs

Banking products and procedures must meet clients' social needs by providing a wide range of basic services, for example, for the underprivileged, and developing social engineering products. Dexia also strives to promote innovation and enhance the quality of service to keep pace with the increasing demands made by clients and the organizations that represent them.

Basic services

In Belgium, for several years, Dexia Bank has made available to social institutions a range of financial products which are specially adapted to people in difficulty. These products satisfy the wishes of local authorities by making it possible to maintain access to basic banking services for people below the poverty line. They have evolved to reflect client needs and regulatory and technological trends.

Dexia Bank is the only financial institution in Belgium that has designed social welfare products for the country's welfare centers (Centres Publics d'Aide Sociale). The bank makes an account available at no cost on which the welfare recipient's minimum income is electronically deposited so that he can withdraw the money he needs with a Bancontact/Mister Cash/Proton card. This product offers increased security, reduces the workload at the welfare centers and serves as an effective way to promote social integration for beneficiaries of the system who are often deprived of bank access.

For people in financial difficulty who need specific help, Dexia Bank proposes its "Budget Management" system based on individual sight accounts or savings accounts entirely managed by designated representatives. These individuals are given a bank card to allow them to withdraw pocket money. By the same token, Dexia Bank offers specialized management to entities named by the court judge who acts as debt mediator.
With these different products, Dexia Bank anticipated the work under way linked to the adoption of legislation on basic banking services in Belgium. In principle, any customer who does not meet the criteria for opening a normal sight account is nevertheless provided with "basic services" including transfers, deposits, withdrawals and statements. Since 1997, Dexia Bank has opened more than 30,000 accounts of this sort.



Since 1999, DVV Insurance offers non-life insurance policyholders the opportunity to consult psychologists free of charge in order to address the non-material consequences of accidents. The insurance company works with a well-known private organization (*Institut d'accueil et d'encadrement psychotraumatique / psychologique des victimes d'accidents*).

In certain cases, this service is also proposed to third parties. DVV Insurance also works with an independent team of ergonomic physical therapy consultants to facilitate victims' social and professional reintegration. This service is personalized geographically and linguistically.

Trop d'argent de poche?

Comment leur apprendre à gérer leur argent.

allowances

Aware of its responsibility to heighten awareness, Dexia Bank also strives to lead its customers to a better understanding of the purposes money serves.

As part of a campaign aimed at children (and their parents), a practical guide was published in 2002 to answer the questions young people ask about how to manage their budget and save their allowance money.

At the same time, an allowance convention was introduced to help young people define their needs in terms of money to save and to spend.

Commercialization of sustainable investment products by the banking network

In Belgium, socially responsible investment products increasingly meet public demand. Dexia Bank published a special issue of its *Newsletter* on these funds in November 2002. The subject was also written up, in partnership with Dexia Bank, in *Metro*, the newspaper distributed free of charge in the Brussels public transport system. In the bank, different forums and presentations were organized from September 10 to 19, 2002, for Dexia Bank branch managers to inform them of the way the assets in sustainable development products are selected. Sales arguments were made available on the bank's intranet site.

In Luxembourg, since December 2002, Dexia BIL has studied how to present dedicated information on sustainable products via its intranet site.

Banking innovations for social economy

In Belgium, DVV Insurance created Dexia PubliPension in 2002, a pension insurance product designed to guarantee optimal management of public-sector pensions. For each entity (municipalities, social welfare centers, etc.), DVV Insurance evaluates current and future pensions on the basis of data concerning the people to be insured, manages the reserves deposited, calculates retirement and participates in system management.

In France, Dexia Sofaxis is the only French company specialized in insuring employer risks for local governments and hospitals, including contractual guarantees. Clients benefit from a range of human resources management services designed to prevent occupational risks and reduce absenteeism. In 2002, Dexia Sofaxis developed coaching services for local governments to introduce a prevention management system.

A structured scheme of permanent improvement in five steps based on the RADAR approach of the European Foundation for Quality Management (EFQM) is also proposed to them.

Similarly, *Dexia Epargne Pension* makes its expertise in social engineering available to its local institutional clientele to enhance human resources management (lump-sum payments at retirement, supplemental retirement benefits and employee savings). In 2002, *Dexia Epargne Pension* strengthened its efforts to optimize the management of work time and now proposes a general solution to implement regulations linked to the 35-hour work week through the introduction of time savings accounts, which aim to improve coordination between work time and internal organization. This innovative offer is particularly dedicated to the healthcare, social and social medicine sectors.

Finally, in partnership with Société Générale, Dexia Crédit Local participates in experimentation on a procurement card, a major project to dematerialize public-sector purchases by the State launched in 2001. Dexia Crédit Local introduced a VISA procurement card system in June 2002 in the Paris public welfare and public hospital system and at the University of Artois.

Presentation of the 2002 European Prize for Quality to Dexia Sofaxis by the Infanta of Spain

For its primary activity, Dexia Asset Management was awarded GIPS compliant certification (Global Investment Performance Standards) in September 2002. GIPS ethical and quality standards make it possible to compare performance records on an international scale and ensure total consistency and transparency in the presentation of management results.

Quality and certification

In France, certain French subsidiaries of Dexia Crédit Local introduced a quality and certification process.

- At the end of 1999, Dexia CLF Banque was awarded ISO 9002 certification for its management of opening lines of credit to the local public sector, thus becoming the first French bank certified in this field. Certification has since been confirmed and renewed.

- Dexia CLF Lease Services, a subsidiary dedicated to the management of public automobile fleets, relies on its partner Arval, which was awarded ISO 9002 certification in 1998. Certification was completed in 2000 and renewed in 2001 for branches outside of Paris and technical platforms.

In Luxembourg, a major project was launched by Dexia Banque Internationale à Luxembourg, referred to as the Service Level Agreement. Ten commitments determine the quality objective the bank commits itself to offer clients, over the full range of its services and at all levels of banking relations both internally and externally. The project is based on the Client Relations Charter distributed in January 2003. Dexia BIL's quality unit drew up quality indicators in 2003 in cooperation with productivity managers in the bank's different activities. These indicators will be reported and analyzed in the 2003 Quality Report, together with other measurement instruments that include the number of complaints, processing time and the corresponding satisfaction index.
In 2002, Dexia BIL renewed ISO 9001 certification for its transfer agent activities (First European Transfer Agent), as well as SAS 70 certification for its transfer agent activities and investment fund administration (Dexia Fund Services).
The British magazine *The Banker* named Dexia Banque internationale à Luxembourg *Bank of the Year 2002 Luxembourg.*


The Banker
Bank of the Year 2002
Luxembourg

In Belgium, the bank Eural was awarded ISO 9002 certification in 1997, which has since been renewed, for all its banking activities. The EFQM model has been applied since 1998 within the framework of a strategic plan (2003-2006) which articulates the use of different tools, including a communications and monitoring plan involving all employees, the definition of individual objectives, performance reviews based on PDCA (Plan, Do, Check, Adjust), two study days every year with all of the bank's managers, and various surveys (internal and external satisfaction, stress, leadership qualities) based on principles of consensus and participatory management.



at Dexia Sofaxis

Dexia Sofaxis is specialized in statutory insurance for local governments and public healthcare centers. On October 30, 2002, it was awarded the European Prize for Quality in the corporate category by the European Foundation for Quality Management (EFQM). In addition to ISO 9001 (Quality), Dexia Sofaxis won certification on the basis of three other criteria: ISO 14001 (environmental protection), OHSAS 18001 (occupational health and safety) and SA 8000 (social and ethical responsibility). At the end of 2002, Dexia Sofaxis introduced an integrated QSEE management system (quality, safety, environment, ethics).



Measuring client satisfaction

In an environment of market instability, confidence and satisfaction are key factors in long-term relations with clients. Listening to clients provides the opportunity to improve the quality of products and procedures.

In Belgium, there has been a mediation unit at Dexia Bank since 1992. With a staff of eight, it attempts to find compromise solutions for any problems that might arise between customers and the bank. Customers who are not satisfied with the solution proposed by their bank branch, can write to the mediator, who strives to identify the most professional and objective solution possible. In addition, Dexia Bank signed the Belgian banking association's code of ethics in 1998. Customers may contact the association's ombudsman as a last resort if they consider that the bank's mediation service has not proposed a satisfactory solution. For 2002, it should be noted that the number of complaints registered with the ombudsman was much lower than the market share Dexia Bank represents in Belgium.



Keen to measure and improve customer satisfaction, Dexia Bank participates in national benchmark surveys. With reference to the criterion of customer satisfaction vis-à-vis their main bank, Dexia Bank and BACOB have some of the highest scores. Studies are conducted every year on specific subjects. In the framework of the merger between Dexia Bank and BACOB in 2002, two telephone polls were conducted in June and December 2002 of different customer categories in order to measure their degree of satisfaction, their level of information about the merger and its consequences. This poll will be continued on a quarterly basis in 2003 and 2004.

In Austria, Kommunalkredit Austria is one of the first financial institutions to have introduced its own environmental management system in 1997, and to have been certified within the framework of the Eco Management and Audit Scheme. The bank's founding commitment to the environment was complemented by a range of services and financing to promote environmental protection.



ommitment

Anxious to relay internally values of sustainable development with its collaborators, Dexia endeavors to structure its regulation and corporate governance functions, to promote the preservation of the environment and the implementation of civic actions.









Corporate governance

Corporate governance makes it possible to develop strategic opportunities that create value for shareholders and clients, while managing the risks linked to the company's growth. In this way, the Group responds to investor demand for transparency and financial communication.

Corporate governance

A few examples demonstrate the importance Dexia gives to the principles of corporate governance – the highly international composition of its Board of Directors and the significant number of independent directors; the existence of specialized board committees (Strategy Committee, Audit Committee, Compensation Committee and Nominations Committee) and the role of these committees; detailed information on the company's directors in the Annual Report (biography, compensation, responsibilities, etc.); the specific rules contained in the code of business ethics of the Board of Directors and the Management Board; the separation of the functions of Chairman of the Board of Directors and Chief Executive Officer; and lastly biannual self-evaluations by the members of the Board of Directors. In 2003, Dexia will adapt its rules to the new provisions of the Belgian law of August 2, 2002, on corporate governance. Certain of the major provisions have already been applied for the year 2003.

For further information on corporate governance, see the section "To Undertake" in Dexia's 2002 Annual Report.

In the United States, FSA is a sponsor of Duke University's Global Capital Markets Center (GCMC), which in a unique interdisciplinary approach, brings together academics, industry leaders and high civil servants who want to contribute to the construction of a model of best practices for capital markets. FSA's Chairman and Chief Executive Officer sits on the Advisory Committee. The center has an important role to play in the current environment of heightened awareness of corporate governance issues. In 2002, GCMC sponsored many events. Certain academics investigated the legal and financial implications of the Enron affair, with some of them testifying before the Senate Committee on Governmental Affairs.

Internal audit

Dexia has a consistent audit unit that respects the highest standards. The audit unit, which saw its organization and resources strengthened in 2002, particularly at the level of the holding company Dexia SA, was created to promote internal control in the Group and to monitor the performance and effective application of internal audit procedures. A new audit code was approved by the Board of Directors and the management boards of the operating entities, and then circulated to the divisions at the subsidiary and branch level. It will be disseminated to all Group employees in 2003 to increase their awareness of the role and practices of internal audit functions at Dexia.

For further information on internal audit activities, see the section "To Undertake" in Dexia's 2002 Annual Report.

at Dexia Bank

In Belgium, Dexia Bank published a code of conduct for legal officers in April 2002, which defines basic operating procedures whereby the bank's legal officers can lend their expertise to the realization of the projects and objectives of the company and the Dexia Group.

The code sets out the responsibilities of its legal department, its organization, officers, certain ethical principles and rules relating to procedures to be followed in company matters, and quality standards for services rendered.

Compliance

A Compliance Charter was approved in 2002 by Dexia's Management Board and the Board of Directors which details the organization and the scope of oversight activities. Basic compliance principles applicable to all of the Group's employees are contained in a code of ethics drawn up and approved in 2001. It is currently being validated in the operating entities and will be circulated to the whole workforce in 2003. Named at the end of 2002, the Chief Compliance Officer reports directly to the Chief Executive Officer and Chairman of the Management Board. In the fight against money laundering, the Group respects the local rules of each of the countries in which it operates. In addition, for all its international entities, Dexia has voluntarily adopted stricter, standardized criteria with which to evaluate client acceptability and respectability. In this regard, no Group subsidiary is located in a country on the official list of non-cooperative countries drawn up by FATF (Financial Action Task Force on Money Laundering).

•••> *For further information on compliance, see the section "To Undertake" in Dexia's Annual Report.*



Risk management

Operating risk management

Dexia defines operating risk on the basis of Basle Committee recommendations in order to facilitate understanding and communication among the Group's international entities. Operating risk is the risk of loss resulting from processes (computer systems, incompetent or inefficient employees) as well as external events. In 2002, the Dexia Group created an operating risk cell at the management level. Its objective is to increase employee awareness of the system and to ensure that operating risk is taken into account throughout the company.

Integration of sustainable development issues

Risks linked to sustainable development issues are integrated into Dexia's operating risk management procedures. The categories proposed by the Basle Committee particularly refer to risks linked to non-compliance with labor regulations as well as workplace health and safety and employment issues (discrimination, harassment, etc.). The ultimate objective is not only to identify problems in these categories, but also to produce a general evaluation of the risk that similar problems will reoccur.

•••> *For further information on risk management, see the section "To Master" in Dexia's Annual Report.*



Promoting human resources management and fair labor practices

At Dexia, promoting human resources management and fair labor practices implies respect for fundamental rights and efforts to establish social solidarity on the fairest grounds. Beyond their different jobs and nationalities, the Group's 25,000 employees in 25 countries share the values which give Dexia its unique character and define its personality – performance, equilibrium, expertise, enthusiasm, innovation and responsibility.

Getting to know the Group and integration

Different factors require that the Human Resources and Internal Communication division respond in a dynamic, targeted manner. These include the Group's diversity, its multiple geographic bases, and the arrival of new employees, in particular subsequent to the merger with Artesia BC.

In 2002, more than 600 employees from around the world participated in different sessions of the *Discovering Dexia* seminar. The seminar provides new employees with a real opportunity to share, and reinforces a sense of belonging to the Group. Other sessions allowed employees in the entities to improve their knowledge of the Group's activities and recent developments. To foster a general and human view of the Group, in 2002 Dexia created a single company publication *team+spirit,* which is sent to all Group employees and an intranet site team+spirit welcome.

In 2002 as well, 250 of the Group's executive managers met for a seminar entitled *Dexia a vision to live.* Pierre Richard insisted on the importance of strengthening Group unity and of integrity as a fundamental value. Workshops on group businesses enabled the participants to share experiences with fellow managers from around the world.

In Belgium and the Netherlands

In Belgium, the legal merger of Artesia BC, BACOB and Dexia Bank, which took place in April 2002, led management and labor organizations to negotiate during the first half to determine the social welfare measures that would accompany the multi-year downsizing plan. Many targeted initiatives were defined, and a policy to encourage internal job mobility was launched. In the third quarter, a campaign was organized to know employee preferences, particularly in the retail banking network, and to analyze management needs. The company created a Job Center, a structure integrated into the Group's Human Resources division, which deals with employment management questions on a daily basis. The primary goal is to maximize employee reorientation and occupational mobility. Between April and December 2002, 296 members of the staff benefited from the assistance of the Job Center and moved into new jobs at the bank.

In the Netherlands, after negotiations with labor organizations, Dexia implemented a downsizing plan linked to a redefinition of certain of its activities and to the consequences of the decline in business as a result of unfavorable conditions in the stock market. The downsizing conditions negotiated with labor organizations allowed the employees concerned to choose individually to benefit from favorable social measures. In a very transparent manner, in close cooperation with management, the Group encouraged natural departures, particularly early retirement. Internal mobility was also promoted. These measures made it possible to reduce the number of job losses significantly.

Developing expertise

Training in an international group engaged in complex and varied lines of business represents a fundamental issue and a major investment. Beyond technical training programs which enable employees to develop the know-how required to exercise corporate responsibilities, the Group has devised a certain number of cross-division training programs to promote the sharing of best practices in the Group. Thus, for example, the Group organized an intensive English-language program in partnership with one of the best known British language schools.
In addition, in 2002 a cross-division management training program was prepared for the beginning of 2003. It is designed to help Group managers acquire collective management values.

In Belgium, Dexia Bank's translation department created a site named *Di@logos* to optimize and harmonize language use at the bank.
Staff members have access to an infodesk which answers their language questions. The correct use of language not only enhances the Group's image and professionalism, but contributes to the personal development of the individuals who work for the company.

Evaluating performance

The creation of a common management culture also involves the introduction of consistent procedures. Performance reviews represent a key moment in relations between a worker and the employer, in which results and skills are subjected to evaluation. This is why the Group has developed a system based on consistent and fair criteria that are applicable throughout the company. This approach, which is based on dialogue between hierarchical superiors and the employees in their charge, is resolutely forward-looking. A significant part of the interview is dedicated to an evaluation of skills to be developed and to the best way to achieve this goal, in particular through appropriate training. This harmonization of evaluation processes also aims to facilitate and promote mobility within the Group. In 2002, the Dexia Executive Assessment of Leadership (DEAL) program was pursued. This new career management tool makes it possible to identify executive managers with high potential and to set up individual career development plans.

European Works Council

Created in 1998, the Dexia Group's European Works Council is a forum for consultation and the exchange of information to foster dialogue between employees and employers at the European level on transnational economic, financial and labor questions which by reason of their strategic importance interest the different social partners in Group companies. It is composed of management representatives of 28 statutory employee representatives and 20 alternates from ten Dexia entities. The Council is chaired by the Chief Executive Officer and Chairman of Dexia's Management Board.

Promoting human resources management and fair labor practices



In keeping with its primary objective, which is to promote consultation and the exchange of information, the European Works Council met twice in 2002. The agenda for these meetings was decided within the framework of preparatory meetings of all elected representatives, both statutory and alternate. The subjects discussed by the Council particularly included, as a starting point, the decisions to modify Group structures, its economic and financial prospects, employment trends, employee shareholding policy, work organization, etc. It was agreed that the Council officers would draw up specifications so that an independent expert could be named to audit the Group's financial statements and to formulate his observations and questions to the Council members in total independence.

Labor relations

The Group made a significant move forward in 2002 with the adoption of Dexia's labor management principles. This agreement was signed on December 18, 2002, by Pierre Richard, Group Chief Executive Officer and Chairman of Dexia's Management Board, and Michel Auquier, Secretary of the Works Council. This initiative confirms the importance given to open and constructive social dialogue within the Group.

In order to confirm Dexia's refusal of any type of discrimination in recruitment and human resources policies, the following sentence was added to Dexia's job page at www.dexia.com and in prospectuses published by the Human Resources division: "Dexia is an equal opportunity employer and does not discriminate on the basis of race, color, national origin, sex, disability, age, or sexual orientation in the administration of its recruitment and promotion policies".

for the Dexia Group

This document stipulates that Group employees in Europe, whatever the entity they work for, are governed by different labor management principles in compliance with current legislation in each of the countries concerned and in the absence of a specific legislation.

It recognizes an ethical dimension within the Group and the desire to establish a social dialogue based on different principles: prospective management of jobs with anticipated management of expertise and individual management of mobility; piloting mobility among the different entities with no trial period and the same seniority; introduction of a training program to evaluate the Group's needs in this area (language training, in particular); in the event of downsizing projects, providing information to the European Works Council and setting up a cell with representatives of the different human resources divisions so that staff can be hired in other entities; studying pension rights, complementary medical insurance, internal management of accounts and loans, etc.

In addition, the Council officers act as mediators in labor conflicts that cannot be directly resolved by a Group entity.

Strengthening human resources

The year 2002 was also marked by the further integration of human resources initiatives in the Group's entities so as to reinforce the consistency of the policies and processes introduced at the level of the Group. Organized around different piloting structures (the human resources executive committee, job pools in France and Belgium, work groups) and common projects, such integration makes it possible to enhance efficiency and transparency, in particular by sharing best practices. Meeting at a seminar for the first time at the beginning of 2002, the principal human resources managers from Europe, the United States and Asia worked on cross-division issues linked to training, internal communication, employee savings plans and evaluation, and shared information on current issues.



Employee shareholding

Completed at the end of December 2002, Dexia's 2002 employee shareholding plan was a success. It was a further step toward the constitution of an employee shareholding base, a sure way to promote a corporate culture within the Group. In an unfavorable environment characterized by high volatility in the stock market, employees expressed their confidence in the company by subscribing for almost EUR 130 million. Among the Group's 25,000 employees in 25 countries, almost six out of ten chose to subscribe Dexia shares. For example, the capital increase attracted two out of three employees in Belgium, three out of four in France and one out of two in Luxembourg.

These results are particularly satisfactory, since, as an element of comparison, the other groups which conducted operations of this type at the international level reported participation of approximately 30%. These participation scores reinforce the staff's feeling of belonging to the Group. The workforce now holds 3.5% of the capital of Dexia SA. In 2000, the Group set an objective of 5% of the capital in employees' hands by 2005.

In the framework of the Dexia Group's savings plan, a new investment vehicle will be proposed to Group employees in France as of March 2003 – *Dexia PEG Durable Dynamique*.

Up to now, the vehicles available to employees were invested either in Dexia shares, or in bonds. The extension of investment options to a diversified sustainable development equity fund will allow employees to invest in securities other than Dexia shares and to support sustainable development. The selection of the fund's holdings was the responsibility of the Group's human resources divisions, which consulted employee representatives, on the basis of recommendations by Dexia Asset Management.

A sustainable development product was chosen that is invested for 70% in equities and for 30% in bonds.

For further information on human resources management, see the section "To Federate" in Dexia's 2002 Annual Report.





Controlling the impact of activities on the environment

Although Dexia does not pollute or consume much energy, the different entities in the Group are nevertheless aware of the fact that the way activities are conducted reflects behavior and practices that may have an impact on the environment. Inside the company, the different entities in the Dexia Group have identified initiatives which involve employees more closely in environmental protection.

In Belgium, various initiatives were pursued or launched in 2002 at Dexia Bank, giving concrete expression to the staff's commitment to the environment.

☐ Dexia Bank introduced indicators to measure its waste production.

Consumption at Dexia Bank in 2002

Residual waste	600 1,100-liter containers per year (50 containers per month), i.e. 2.5 liters per day per person
Plastic, metal, tetrapack waste	216 1,100-liter containers per year (18 containers per month) i.e. 0.9 liter per day per person
Paper and cardboard	847 metric tons per year (70,616 kg per month) for 4,256 persons, i.e. 0.75 kg per day per person
For paper consumption, the analysis takes into account the significant quantities used by the bank for bank statements, envelopes, A4 blank sheets, etc.	479,552,799 units in 2000 511,973,710 units in 2001 508,577,594 units in 2002 (integrating data from the former Artesia BC)
Organic waste from cooking	62,664 liters (5,222 liters per month), i.e. 0.2 liter per day for 4,580 consumers

☐ The second award ceremony to honor the year's "Ecodynamic enterprise", organized by the Brussels-Capital region, was held on February 20, 2002, at Artesia BC. The *Institut Bruxellois pour la Gestion de l'Environnement* (IBGE) gives buildings an ecologist rating of up to three stars per building occupied. The rating must be renewed every two years. In 2000, a star had been awarded to the building at "rue de Trèves 25" in Brussels. The extension of this ecodynamic rating to various Dexia Bank buildings, and especially to the one on the "avenue Galilée", is being promoted.

☐ Dexia Bank also focuses on making the workplace more pleasant and efficient by applying new principles such as desksharing, cleandesk and upgraded IT equipment. A cost reduction campaign was organized to heighten awareness of the cost of materials and how to make the best use of equipment. Energy management in the Group's buildings is also a focus of efforts that target different parameters, including obtaining lower rates by having suppliers compete, additional cuts by units that consume significant amounts of energy, automation of the rational use of energy, etc. An example would be the selection of energy efficient equipment for the renovation of Dexia Bank's Galilée building, and for the facade, the creation of a Environment work group in the Safety & Security division, and the creation of a Mobility work group in the Human Resources division.

☐ In the field of fair trade, it was decided to supply the branch network with brands of coffee with a Max Havelaar stamp of approval.



On May 17, 2002, to conclude the Brussels bicycle week and the "Commute by bicycle!" day on May 16, the Brussels-Capital region awarded Dexia Bank its Golden Award for Bicycle Parking, a prize for the company that did the most to encourage its employees to come to work by bicycle in the last 12 months.
On December 11, 2000, Dexia Bank labor organizations signed a mobility plan to promote the use of public transport services and alternative means of transportation by offering free parking for car pools, bicycles and motorcycles, free public transportation, mileage compensation for car pool passengers, etc.

☐ The Dexia Group's headquarters at 1, Square de Meeûs in Brussels integrates certain environmental management principles, such as the installation of disconnecting systems on the water supply network, the optimization of technical equipment efficiency, the programming of outdoor lighting, the recycling and redistribution of mobile phones, the reception of technical specifications for cleaning products, the choice of suppliers using environmentally friendly products, etc.

2002 consumptions for the Dexia Group building

Electricity consumption in KWh	[illegible]
Water consumption in m³	319.76 m3
Paper and cardboard	27 metric tons [illegible]
Plastic, metal, tetrapack waste	–
Organic waste from cooking	

In the Slovak Republic, Prvá Komunálna Banka implements an environmental management program in cooperation with Enviconsult s.r.o., an environmental management consultant. Pursuant to their mutual agreement signed in December 2001 on compliance with waste disposal legislation, the consulting firm assists PKB in its waste management operations at both headquarters and the branches, including the collection and sorting of waste, recycling, transport and disposal of special or hazardous waste, organization of waste collection by third parties, adoption of waste management programs in the branches. A freon-free liquid is now used in PKB's air conditioning system. Finally, the company has encouraged car pools.

In the Netherlands, Dexia Bank Nederland is committed to manage its buildings by applying sustainable development principles, and it strives to anticipate Dutch regulations stipulating that companies will soon have to submit a report to the municipality in which they are located on their environmental management. On the basis of a survey conducted in 2001, 93% of the staff of Dexia Bank Nederland said they were willing to go along with these measures. Waste Care Systems, a company specialized in waste processing, which had won the innovation prize for its patented system in 2001, was commissioned to process and control waste in the workplace. A review of companies already using this on-site sorting system points up the advantage of collegial control and shows that barely 3% of waste leaves the building without being sorted. In terms of energy efficiency and carbon dioxide emissions, Dexia

Controlling the impact of activities on the environment



Bank Nederland's two towers are also a model of environmental responsibility since they use two sources of hot and cold water for the heat pump system which heats the building in winter and cools it in summer.

In Sweden, Dexia Public Finance Norden is already engaged in improving the management of its resources. In addition, in 2002 it was decided that the bank would keep no more paper files, and that archival material would be stored on CDs.

In France, Dexia Crédit Local drew up an internal charter with ten commitments in early 1999. An action plan was pursued in 2000 including the introduction of selective sorting in offices, the recovery of used paper and the installation of neon tubes using less mercury.
In 2002, the consumption of paper (fax machines, printers and photocopiers) was estimated at approximately 36,000 reams, i.e. 18,000,000 sheets, representing roughly 91 metric tons of paper.
Different initiatives are planned for 2003.
With regard to consumption, campaigns will be organized to make employees more aware of the amount of water and electricity they use.
More generally, the environmental quality of the company's buildings will be evaluated and studied.

All of the company's provincial offices should study a paper recovery system.
In Paris, the paper is already collected by the non-profit organization *Sourire d'enfants.*
The proceeds serve to finance the creation of libraries in hospital pediatric wards.
In procurement, exchanges will be developed with suppliers to enhance their environmental management systems. Preference should, of course, be given to products that can be recycled after use (photocopiers, fax machines, cell phones, etc.).

In Austria, Kommunalkredit Austria considers environmental aspects as high priorities in its activities. In 1997, Kommunalkredit Austria was the first European credit institution to obtain EMAS certification (Eco Management and Audit Scheme) and to commit to a continuous improvement process with regard to environmental protection. In 2001, Kommunalkredit had reported better environmental results than in the previous year. Data for 2002 are available on the home page of Kommunalkredit's internet site.

In the Grand Duchy of Luxembourg, Dexia BIL has practiced waste sorting, recovery and recycling (paper, electronic equipment, electric appliances, cable, metal, wood, batteries, etc.) for several years at headquarters and in its subsidiaries. The recovery and recycling of consumables for photocopiers and printers are an integral part of the contracts signed with suppliers. Paper storage has become completely obsolete since the installation of an electronic document storage system.

An automated system to control indoor and outdoor lighting was installed in the l'*Indépendance* building and at the branches to regulate the consumption of electricity. An automated light dimming system in the l'*Indépendance* building helps save energy when the sun is out. Construction of the new administrative headquarters now under way integrates equipment linked to waste sorting. An engineering firm was commissioned to regulate and organize the sorting. Dexia BIL's new headquarters will be connected to the urban heating network, eliminating any CO_2 emissions.



is the objective

Environmental protection is also a factor which contributes to employees' health. Likewise, many sustainable development priorities are incorporated into the responsibilities of occupational doctors, such as the surveillance and study of health risk factors, scientific watch in these fields, hygiene and safety, working conditions, the disabled, the environment, etc. These tasks are carried out in cooperation with different specialists in workplace organization (logistics, human resources, environment, etc.) and thus promote a preventive approach that is medical, technical and organizational at the same time.

Dexia Crédit Local's assigned doctor was contacted to participate in the national SUMER 2002 survey on medical surveillance of occupational risks, launched and coordinated by the Ministry of Employment and Solidarity. The objective is to have a better understanding of the occupational factors or situations which may have an impact on health. The data collected will make it possible to draw up a map of exposure, by sector of activity, based on the size of the company and by profession, age, sex and type of employment. All this information will be published in the general and professional press. When a new IT management system was introduced, ergonomic adjustments were carried out in cooperation with Dexia Crédit Local's IT department, based on information the staff provided to the medical department (equipment adaptation, size of characters, color modulation, etc.). Lastly, a survey was launched to appreciate the impact on working conditions of the shorter 35-hour work week.

as part of a campaign to convince staff to stop smoking, it was decided to limit smoking areas significantly and at the same time to provide assistance to smokers who wanted to quit. This Stop Smoking campaign is based on an information and assistance program set up in cooperation with Institut Bordet.

Dexia Banque internationale à Luxembourg cooperates closely with a non-profit occupational health organization, *Association pour la Santé au Travail dans le domaine financier,* to provide employees with an optimal work environment by offering cardiovascular checkups, blood tests, doctor's recommendations, etc.
Healthy meals and full breakfasts prepared with a dietitian are proposed by the company restaurant. A fitness center was installed in the l'*Indépendance* building with equipment to provide cardiovascular surveillance. It is also possible to benefit on a permanent or periodic basis from eye tests and flu shots. The number of smoking areas has been reduced from eight to two.



Commitment to the community

By its involvement in social life in the broad sense, Dexia has a commitment to the community at large. Externally, this commitment takes concrete form in the sponsorship of humanitarian, social and cultural initiatives.

Humanitarian action and solidarity

In Belgium, Dexia Bank supports various organizations such as the Red Cross, the *Fondation de Duve, Les Amis de l'Institut Bordet,* the *Fondation Cardiologique,* etc. Dexia Bank continued to sponsor activities previously supported by Artesia BC, contributing to the work of *Hefboom* and *Credal* in the social economy sector in Flanders and in Wallonia and to *Wereldsolidariteit* which works to help developing countries.

Since 1988, Dexia Bank employees sit down to a "soup meal" the last Monday of every month. The proceeds from this event (approximately EUR 100,000 every year) benefit Doctors Without Borders to finance their activities in Chad (medical care, training, medicine, rehabilitation of infrastructures).

The *Fonds Libre* (068-0359240-76) initiative was launched in 1970. Its objective is to assemble employee donations to assist people outside the bank under the poverty line. Lastly, many members of Dexia's staff took part in the candle campaign launched by Amnesty International in 2002 on the theme of discrimination and its denial of human rights.

At the changeover to the euro, Dexia Bank was a partner in the "Change for the future" campaign, which between June 2001 and February 2002 collected the twelve European currencies that were no longer legal tender. The campaign brought in a total net amount of EUR 1.9 million, which was distributed to NGO partners (Amnesty International, Doctors Without Borders, WWF Belgium, Child Focus, Handicap International, Oxfam-Solidarité, Unicef, Vredeseilanden/Iles de Paix, etc.). Dexia Bank contributed EUR 580,000, almost 25% of the total. At the same time, BACOB sponsored a similar initiative, *Solidarité Mondiale*, which collected eight metric tons of coins.

In France, since it was created in 1993, the *Fondation Dexia Crédit Local,* under the aegis of the *Fondation de France,* has been active in the field of healthcare, supporting local projects designed to enhance the quality of life of the ill. Into 2003, the foundation will present, in partnership with *Institut Gustave-Roussy* in Villejuif, a traveling exhibition of 57 self-portraits of children with cancer. The pictures are shown in town halls, and school visits are organized. Beyond their desire to highlight the spirit of creativity these sick children display, the



into the community

In 2002, the employee committee which participates actively in the life of the Fondation Dexia Crédit Local focused on the new priority of the foundation, "Bringing young people into the community". Within the framework of a protocol agreement signed on January 25, 2002, with the *Conseil national des missions locales*, the foundation implements a multi-year research program to support community initiatives by local missions to promote the social and professional integration of marginalized young people.

From February to May 2002, a study was conducted on young people's difficulty with civic responsibility. The results were published in a work entitled *Nous sommes aussi des citoyens ! Regards de jeunes sur notre société* (Editions du Cherche-Midi). Seven thousand copies were printed. In October 2002, the foundation called for projects in order to finance local mission projects for concrete initiatives that help bring young people into the community. The theme proposed was "Work with young people to invent new ways to access the community".

Some 90 projects were submitted and approximately 40 are expected to receive funding in 2003 after being chosen by the selection committee.

Institut Gustave-Roussy, Europe's leading cancer research and treatment center, and *Fondation Dexia Crédit Local* want to heighten public awareness of the importance of opening hospital doors, of taking full charge of patients and of ensuring quality living conditions in healthcare institutions.

On November 26, 2002, Dexia Banque Privée France organized a meeting between clients who might give donations and social and humanitarian organizations which the bank supports.
The organizations are chosen for the quality of their programs and the transparency of their management in the following fields: assistance to people below the poverty line *(Mie de Pain)*, support for development initiatives in Africa *(Amitié et Développement)*, assistance and social integration of drug users *(Saint-Jean Espérance)*, education and healthcare in the Middle East *(Œuvre d'Orient)*, presence and assistance for prostitutes *(Amicale du Nid)*.

After a trip to Vietnam in February 2001, some twenty employees of Caisse des dépôts et consignations and Dexia Crédit Local became members of the non-profit organization *Sourires d'Enfants*. Since then, they have persuaded twenty other employees to join too. Since 1996, *Sourires d'Enfants* has created four kindergartens in ethnic minority villages in central Vietnam. In this way, 400 children are regularly trained, fed, looked after and dressed to facilitate their integration into Vietnamese society. Employees take responsibility for a class.

At the end of 2002, the revolt of the minorities against the central power rendered management of these schools extremely difficult.

In Austria, Kommunalkredit Austria was the main sponsor in 2002 of the *Art-Advent-Calendar* exhibition at the Vienna town hall. Proceeds from the sale of the 24 paintings behind the Advent calendar windows were given to the non-profit organization *Licht ins Dunkel*, which assists the underprivileged and the disabled in Austria. In addition, Kommunalkredit Austria actively supported the victims of the great floods which ravaged Austria in August 2002. Several staff members participated in cleanup efforts, contributing a full day of work. Kommunalkredit Austria made a donation to the affected area, and



Meeting of staff members of Kommunalkredit Austria and participation in the cleanup and reconstruction of buildings damaged after the floods of August 2002.

Commitment to the community




VILLE DE SAINT-RAPHAËL
AUTOPORTRAITS
du 24 avril au 18 mai 2002


GOELAND

As in 2001, Dexia Asset Management renewed its "Helping those who help" program by deciding to donate to charities the budget the company normally dedicates to end of the year presents. Ten non-profit organizations, some of which already benefit from the participation of certain employees, were selected as beneficiaries after an in-house survey.

In Sweden, in 2002 as in 2001, Dexia Public Finance Norden decided to donate funds to a charity instead of sending clients Christmas cards.
EUR 90,000 was donated to Doctors Without Borders and Stadsmissionen, the latter organization helps the homeless in Stockholm. Stadsmissionen also received gifts of office equipment.

was chosen to manage the EUR 50 million in subsidies allocated by the State to reconstruct water distribution circuits. Finally, Kommunalkredit Austria supports different social and environmental projects, particularly non-profit organizations, like *ABCSD* and *Fairtrade.*

In the Slovak Republic, Prvá Komunálna Banka donated 400 computers to schools (200 new computers and 200 second-hand) to assist municipalities to which the decentralization reform transferred the management of schools.


CULTURE via Dexia

In Germany, in 2001, Dexia Hypothekenbank Berlin had decided to replace the presents it traditionally offered its partners by a donation to the Björn-Schulz foundation to create a specialized medical unit in Berlin for children and adolescents with terminal cancer. This center, which was financed solely by private funds, was officially opened on December 17, 2002. In 2002, the bank decided to support the Baby-NAW emergency ambulance service organized by the non-profit organization *Die Johanniter*, which aims to finance a Berlin ambulance specially equipped for babies and small children.

Cultural sponsorship

Most entities in the Group are involved in multiple projects to support culture, art, publishing, music, theater and sports.

In Belgium, Dexia Bank supports cultural events for its employees as well as its customers. Since October 1, 2002, a new comprehensive Internet site called *Culture via Dexia* has been accessible on Dexia's Web site at www.dexia.be. Dexia Bank publishes news of cultural events that have been produced and sponsored by the bank in many different categories – events, exhibitions, arts, music and listening to musical excerpts, publishing and book ordering, historical archives, promotions, partnerships, etc. Since 1998, Dexia Bank has organized *Axion Art*, an exhibition to support and promote young artists in a dozen academies and art schools.

The bank regularly acquires works to enrich its collection, which is the largest private collection of Belgian art from 1860 to the present. From March to June 2002, Dexia Bank also organized a scientific exhibit entitled "LABO XIX-21 : de la science nationale aux réseaux planétaires". Finally, since the city of Bruges was named a cultural capital of Europe in 2002, Dexia Bank and BACOB were joint sponsors of the operation "Bruges 2002".

In France, Dexia Crédit Local has been the leading private sponsor of the Festival d'Avignon since 1983. Its objective is to promote mainly European creation in the fields of theater and dance. Since 1997, Dexia Editions and the Fondation Dexia Crédit Local contribute to the publication of two collections of books in partnership with the "Conservatoire du littoral", a public-sector entity that protects endangered natural sites through real estate restrictions.

Books in the "Conservatoire du littoral" collection, published by Actes Sud, present the most remarkable sea scenes protected by the Conservatoire. Launched with the support of the French birdwatchers' association (*Ligue pour la Protection des Oiseaux*), the Birds at the Seaside exhibition invites young people to respect the environment. With the French national printing office (Imprimerie nationale), Dexia Editions co-publishes a collection of books highlighting historical, urban planning, architectural and artistic aspects of national treasures in the hands of local governments.

Finally, Dexia Crédit Local participates in the publication of a guide to French museums *(Guide des 10 000 musées)*, which has sold 20,000 copies and presents a complete list of all the museums and collections in France, in partnership with the Ministry of Tourism.

In Luxembourg, several events were organized in *Parc Heintz* and at the *Galerie l'Indépendance:* at the beginning of 2002, an exhibition of bronze sculpture and drawings by the Belgian sculptor Olivier Strebelle; from May 29 to September 23, 2002, a presentation of works by the English artist David Nash, and from October 14, 2002, Heintz's Wonderland, an exhibition of sculpture and installations by 20 nationally and internationally known contemporary artist.

The bank also sponsored different festivals, such as *Le Printemps Musical*, the Echternach Festival and the Wiltz Festival.



equestrian art

Dexia supports the *Académie du Spectacle Equestre* in the *Grandes Ecuries de Versailles*. This equestrian academy, located in the former stables of the Versailles Castle, was officially opened in February 2003. Directed by Bartabas, it combines the teaching of equestrian art with other artistic practices (drawing, music, singing, dance, etc.) in a magnificent historical setting.

Dexia thus sponsors the performing arts, creation, France's national heritage and training programs for young people.

Sustainable development glossary

Certification
Companies and public-sector entities have a certifying organization verify compliance in certain areas with international standards: environmental (ISO 14001, Ecoaudit, EMAS, etc.), social (SA 8000, Investors in people, etc.), health and safety (OHSAS 18001, etc.), quality (ISO 9001, etc.).

Guidelines
Certain international or national organizations formulate recommendations or guidelines which may apply to sustainable development and facilitate comparison between companies: United Nations (GRI, environmental recommendations in the United Nations Environment Programme), OECD guidelines, European Union directives and green books, British law on pension funds, French law on social and environmental issues, etc.

Social and environmental rating
Used to evaluate a company's social and environmental performance and practices, rating is done by specialized agencies to be sold to investors and fund managers, and sometimes to the company itself.

Socially Responsible Investment (SRI)
In investment management, traditional financial performance criteria are complemented by social and environmental criteria linked to the company's activity and going beyond its legal obligations. The European sustainable development fund market was estimated by CSR Europe as of December 31, 2001, at EUR 14,675 million.

Stakeholders
This term designates the different individuals or organizations in a company that participate directly in the firm's social and economic life (employees, customers, suppliers, shareholders), observe the company (NGOs, labor organizations), or influence the company more or less directly (public authorities, local governments, civil society, etc.). Socially responsible companies are not only transparent vis-à-vis stakeholders, but aim to serve all their interests (stakeholder value) in opposition to companies whose sole goal is short-term profit (shareholder value).

Stock market indices
Inspired by the American model, several ethical or sustainable development stock market indices made their appearance in Europe at the end of the 1990s based on a partnership between rating agencies or research organizations and index calculation managers: FTSE4Good (Eiris/FTSE), ASPI Eurozone (Arese-Vigeo/STOXX), DJSI (SAM Research/Dow Jones-STOXX), Ethibel Sustainability Index (Ethibel/Standard & Poor's), etc.

Sustainable development screening
A method used to screen and analyze company performance, used by rating agencies with multiple criteria: labor relations, environment, quality of relations with customers, suppliers and shareholders, procedures for quality, audit and compliance, contribution to human rights, fair trade, etc.

Triple bottom line
A socially responsible company should have three aims: economic, environmental and social. Corporate performance should therefore target people, the planet and profit.

The 2002 Sustainable Development Report,
published with Dexia's 2002 Annual Report,
was produced by the Group's external
communication division in cooperation
with the communication services of
Dexia Bank Belgium, Dexia Crédit Local
and Dexia Banque internationale à Luxembourg.

We would be happy to hear from you at:
sustainabledevelopment@dexia.com



This document is also published in French,
Dutch and German. A copy may be obtained upon request
at the registered offices of Dexia in Brussels or Paris.

www.dexia.com

Dexia SA
1, Square de Meeûs
B - 1000 Brussels

In Paris
7 - 11, quai André Citroën
F - 75015 Paris

Design
TERRE DE SIENNE

Production
NORD COMPO - +33 3 20 41 40 01

Photographs
ADAGP, Paris 2002 (F. Kleinefenn), ADEME (R. Bourguet, D. Paillard), Gettyimages, photothèque Terre de Sienne,
David Carr

Printing
Snoeck-Ducaju & Zoon, B - 9000 Ghent

Dexia's 2002 Sustainable Development Report is printed on Zanders Megamat, chlorine free paper.


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